UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

Commission file number: 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

(Exact name of Registrant as specified in its charter)

American Beverage Company-AmBev
(Translation of Registrant's name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6· floor
05804-900 São Paulo, SP, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, evidenced by American Depositary Receipts, each representing 100 Common Shares	New York Stock Exchange
Common Shares, no par value*	
American Depositary Shares, evidenced by American Depositary Receipts, each representing 100 Preferred Shares	New York Stock Exchange
Preferred Shares, no par value*	

* Not for trading but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

The number of outstanding shares of each of the issuer's classes of capital or common stock as of April 10, 2001 was:

15,976,336,195 Common Shares

23,238,852,050 Preferred Shares

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐ Not Applicable ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

TABLE OF CONTENTS

INTRODUCTION

This annual report on Form 20-F relates to the two classes of registered American Depositary Shares (ADSs) of Companhia de Bebidas das Américas - AmBev evidenced by American Depositary Receipts (ADRs) representing 100 preferred shares of AmBev and ADSs evidenced by ADRs representing 100 common shares of AmBev.

In this annual report, except as otherwise indicated or as the context otherwise requires, the "Company", "Ambev", "we", "us" and "our" refers to Companhia de Bebidas das Américas - AmBev and its subsidiaries.

On March 31, 2001, AmBev's subsidiary Companhia Cervejaria Brahma (Brahma) merged into Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos (Antarctica), with Antarctica remaining as the surviving corporation. On the same day, Antarctica changed its name to Companhia Brasileira de Bebidas (CBB). We will refer in this annual report variously to "Brahma", "Antarctica" or "CBB" as the context requires.

THE COMBINATION AND BRAZILIAN ANTITRUST APPROVAL

The Combination

AmBev was formed through the combination of Brazil's two largest beverage companies, Brahma and Antarctica (the combination). The combination involved the formation of AmBev, as a holding company for Brahma and Antarctica. The combination was effected over the course of 1999 and 2000, beginning with the contribution of shares of the controlling shareholders of Brahma and Antarctica in exchange for shares of AmBev (the controlling shareholders' contribution) on July 1, 1999, and followed by the consummation of transactions by which Antarctica and Brahma became wholly owned subsidiaries of AmBev on September 15, 1999 and September 14, 2000, respectively, and the public shareholders of Brahma and Antarctica became shareholders of AmBev.

Pursuant to the controlling shareholders' contribution on July 1, 1999, Brahma's controlling shareholders, Empresa de Administração e Participações S.A. ECAP (ECAP) and Braco S.A. (Braco), and Antarctica's controlling shareholder, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (the Zerrenner Foundation), contributed all of their common and preferred shares in Brahma and Antarctica in exchange for AmBev shares of the same type and class.

On July 1, 1999, the Zerrenner Foundation, Braco, and ECAP, the controlling shareholders of AmBev, as well as AmBev and Marcel Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira, entered into a shareholders' agreement that contains provisions relating to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. Messrs. Telles, Lemann and Sicupira are the controlling shareholders of Braco, which in turn owns 99.7% of the voting shares of ECAP. For a detailed description of the AmBev shareholders' agreement, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders' Agreement".

Brazilian Antitrust Approval

Brazilian antitrust authorities have the power to investigate any transaction which results in the concentration of a market share equal to or greater than 20% of any relevant market or which involves, among other factors, any company whose annual gross income is R$400 million (approximately US$175 million) or more. The transfer of control of Brahma and Antarctica to AmBev through the controlling shareholders' contribution resulted in a market share for AmBev in excess of 70% of the

Brazilian beer market and 20% of the Brazilian soft drink market. Brazilian antitrust authorities therefore reviewed the transaction to determine whether it would negatively impact competitive conditions in the relevant markets, or whether it would negatively affect consumers.

The *Conselho Administrativo de Defesa Econômica* (CADE), an independent agency of the Brazilian Ministry of Justice, is the principal Brazilian antitrust authority. On July 14, 1999, CADE issued an interim order in connection with the controlling shareholders' contribution that placed temporary limits on the actions of Brahma and Antarctica relating to their integration. On April 7, 2000, CADE approved the controlling shareholders' contribution subject to restrictions designed to prevent AmBev from exercising excessive control over the Brazilian beer market. CADE imposed no restrictions in connection with soft drinks or other beverages produced by AmBev. On April 19, 2000, AmBev entered into a performance agreement with CADE pursuant to which AmBev agreed to comply with the restrictions imposed by CADE. The principal terms of the performance agreement include:

- For a period of four years, AmBev must share its distribution network with at least one regional Brazilian beer company, which cannot have a market share in excess of 5% of its respective regional market, in each of the five regions of Brazil as defined by CADE. This obligation is independent of AmBev's obligation, associated with the sale of Bavaria, to share its distribution network with the purchaser of Bavaria for a certain specified period of time (see below). AmBev must choose the companies through a public bidding process and must select those that offer to pay AmBev the highest distribution commissions. In March 2001, we commenced the public bidding process for the sharing of our distribution network with regional beer companies. One Company made a bid for all five regions. The bid is currently being reviewed by CADE;

- For a period of four years, if AmBev decides to close or dispose of any of its beer plants, it must first offer such plant for sale in a public auction;

- For a period of five years, if AmBev or any of its subsidiaries dismisses any employees as a result of the restructuring process relating to the combination and other than for cause, it must attempt to place the employee in a new job, and provide the employee with retraining, as appropriate;

- AmBev and its distributors cannot demand that their points of sale operate on an exclusive basis, except where AmBev's investments and improvements are equivalent to a majority of the assets of the point of sale or such exclusivity is, in the opinion of the management of the point of sale, in its interest; and

- A requirement that AmBev sell Antarctica's *Bavaria* brand and related assets. The principal requirements of the Bavaria sale, which have been completed, were as follows:

  (a) the transfer, to a single purchaser holding no more than 5% of the Brazilian beer market, of the *Bavaria* brand (including the *Bavaria Pilsen* and *Bavaria Premium* brands) and five beer plants;

  (b) the sharing of our distribution network with the purchaser for a period of four years, renewable for an additional two-year period at the option of the purchaser. During the initial four-year period, the purchaser will not have to pay any commission for the use of our network, although it will have to pay costs associated with freight and distributors' commissions; and

(c) the maintenance prior to sale of specified minimum levels of publicity and marketing expenditures relating to the *Bavaria* brand, and the use of reasonable efforts to keep Bavaria's market share at a minimum of 4.7% of the Brazilian beer market.

On November 6, 2000 we entered into an agreement with Molson Inc. for the sale of Bavaria consistent with our performance agreement with CADE. Our agreement with Molson provides for an initial purchase price of US$98.0 million. Thereafter, Molson must pay a further US$23.0 million for each additional 0.5% of market share achieved by the *Bavaria* brand on a yearly basis during a five-year period, up to a maximum additional payment of US$115.0 million. At the time of sale, Molson agreed to purchase Bavaria at its then-current 4% market share. CADE approved this agreement on December 13, 2000 and the sale was completed on December 20, 2000. A percentage of the proceeds from the sale of Bavaria go to our affiliate Miranda Corrêa, which owned one of the plants sold to Molson. For additional information regarding the sale of Bavaria, see Note 1 to AmBev's consolidated financial statements.

The performance agreement has a term of five years, and noncompliance with any of its obligations will trigger a minimum daily fine of R$5,320 per occurrence. This daily fine can be increased up to a maximum of R$106,410 per occurrence and may be assessed until such time as AmBev complies with the specific obligation. In the event of noncompliance, CADE may also appoint a judicial officer to enforce compliance. CADE has the authority to revoke its approval of the controlling shareholders' contribution and to file an administrative proceeding against us if we do not comply with our obligations. CADE also has the general authority to order other remedial measures as provided by law and as established under the performance agreement.

Accounting Aspects of the Combination

For information on certain accounting aspects of the combination, see "Item 5—Operating and Financial Review and Prospects—Operating Results—Accounting Aspects of the Combination".

ACCOUNTING PERIODS AND PRINCIPLES

AmBev has prepared its audited annual consolidated financial statements as of December 31, 2000 and 1999 and for the three years ended December 31, 2000 in U.S. dollars in accordance with United States generally accepted accounting principles (U.S. GAAP). For the methodology of translation of amounts into U.S. dollars in the financial statements of AmBev see "Item 5—Operating and Financial Review and Prospects—Operating Results—Introduction". Prior to July 1, 1999, the date of the controlling shareholders' contribution, AmBev had no material assets, liabilities or operations. However, for accounting purposes AmBev is treated as the successor to Brahma. As a result, the financial statements of AmBev as of December 31, 1998, 1997 and 1996 and for the years ended December 31, 1998, 1997 and 1996 are substantially the same as the financial statements of Brahma as of such dates and for such periods. As described in "Item 5—Operating and Financial Review and Prospects", the financial statements of AmBev as of any date and for any period ending after June 30, 1999, reflect the combination of Brahma and Antarctica.

Unless otherwise stated or unless the context otherwise requires or implies, financial data of AmBev, Brahma and Antarctica presented in this annual report are derived from their U.S. GAAP financial statements. The segment data that is included in AmBev's U.S. GAAP financial statements is generally prepared in accordance with accounting principles set forth in Brazilian corporation law. Therefore, unless otherwise stated or unless the context otherwise requires or implies, financial data included in this

annual report of AmBev, Brahma and Antarctica in respect of their beer, soft drink or "other" segments is generally based on Brazilian corporation law accounting principles. See "Item 5—Operating and Financial Review and Prospects—Operating Results—Presentation of Segment Financial Data".

Pursuant to our performance agreement with CADE, we sold Antarctica's *Bavaria* beer brand and five breweries on November 6, 2000. See "The Combination and Brazilian Antitrust Approval—Brazilian Antitrust Approval". Except as otherwise stated, however, historical operating and financial data of AmBev and Antarctica as of any date ended prior thereto or for any period ending on or before November 30, 2000, include the assets, operations and liabilities associated with Bavaria.

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this annual report, references to "*real*", "*reais*" or "R$" are to the Brazilian legal currency. We have translated some of the Brazilian currency amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts was R$1.9554 to US$1.00, which was the commercial market rate for the purchase of U.S. dollars in effect on December 31, 2000, as disclosed by the Central Bank of Brazil (Central Bank), unless the data is derived from the financial statements of AmBev, Brahma or Antarctica that are prepared in U.S. dollars, or unless the context otherwise requires or implies. The commercial market rate on May 31, 2001 was R$2.36 to US$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the readers of this annual report and should not be construed as implying that the Brazilian currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any rate. See "Item 3—Key Information—Exchange Rate Information—Exchange Controls" for more detailed information regarding the translation of *reais* into U.S. dollars.

INDUSTRY DATA

In this annual report, we refer to information regarding the beverage market and its segments and competitors from AC Nielsen (Nielsen), the Brazilian association of beer producers (Sindicerv), PepsiCo, Inc. (PepsiCo), market research reports, analyst reports and other publicly available sources. The entities listed above are aware of and have consented to being named in this annual report. Additionally, with their consent, we have relied on or referred to Impact Databank (Impact), a beer industry publication, with respect to certain other information. All such Impact information comes from "The Global Drinks Market: Impact Databank Review & Forecast @ 2001", a publication of M. Shanken Communications (New York), Telephone (212) 684-4224. Although we believe that all of the information referred to in this paragraph is reliable, we have not independently verified the accuracy and completeness of the information, and we therefore cannot guarantee it.

TRADEMARKS

This annual report includes names of our products which constitute trademarks or trade names which we own or which are owned by others and are licensed to us for our use. This annual report also contains other brand names, trade names, trademarks or service marks of other companies, and these brand names, trade names, trademarks or service marks are the property of those other companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make forward-looking statements in this annual report that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management, and on information currently available to us. Forward-looking statements include statements regarding the intent, belief or current expectations of AmBev or its directors or executive officers with respect to:

- the declaration or payment of dividends;
- the direction of future operations;
- the implementation of principal operating strategies, including potential acquisition or joint venture transactions or other investment opportunities;
- the implementation of AmBev's financing strategy and capital expenditure plans;
- the factors or trends affecting AmBev's financial condition, liquidity or results of operations; and
- the implementation of the measures required under AmBev's performance agreement entered into with CADE.

Forward-looking statements also include the information concerning possible or assumed future results of operations of AmBev set forth under "Item 4—Information on the Company Business Overview" and "Item 8—Financial Information" and statements preceded by, followed by, or that include, the words "believes", "may", "will", "continues", "expects", "anticipates", "intends", "plans", "estimates" or similar expressions.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future. The future results and shareholder values of AmBev may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements.

Investors should understand that the following important factors, in addition to those discussed in this annual report, could affect the future results of AmBev and could cause results to differ materially from those expressed in such forward-looking statements:

- general economic conditions, such as the rates of economic growth in the principal geographic markets of AmBev or fluctuations in exchange rates;
- industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures, the introduction of new products by AmBev, the introduction of new products by competitors, changes in technology or in the ability of AmBev to obtain products and equipment from suppliers without interruption and at reasonable prices, and the financial conditions of the customers and distributors of AmBev; and
- operating factors, such as the continued success of manufacturing and distribution activities of AmBev and the consequent achievement of efficiencies and the continued success of product development.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

AMBEV'S SELECTED FINANCIAL DATA

The following financial information of AmBev is only a summary and should be read in conjunction with, and is qualified in its entirety by reference to, the audited annual consolidated financial statements of AmBev and the related notes which are included in this annual report.

AmBev's selected historical financial data set forth below as of and for each of the years ended December 31, 2000, 1999, 1998, 1997 and 1996 have been derived from AmBev's consolidated financial statements, which have been audited by PricewaterhouseCoopers Auditores Independentes, Brazilian independent accountants. AmBev's financial statements have been prepared in U.S. dollars in accordance with U.S. GAAP. PricewaterhouseCoopers Auditores Independentes based its report on AmBev's consolidated financial statements as of and for the year end December 31, 1999, insofar as it relates to the amounts included for Antarctica, on the report of Deloitte Touche Tohmatsu Auditores Independentes, Brazilian independent accountants.

AmBev's U.S. GAAP audited annual consolidated financial statements as of December 31, 2000 and 1999 and for each of the three years ended December 31, 2000 are included in this annual report.

Prior to July 1, 1999, the date of the controlling shareholders' contribution, AmBev had no material assets, liabilities or operations. However, for accounting purposes AmBev is treated as the successor to Brahma. As a result, the financial statements of AmBev as of December 31, 1998, 1997 and 1996 and for the years ended December 31, 1998, 1997 and 1996 are substantially the same as the financial statements of Brahma as of such dates and for such periods. As described below, the financial statements of AmBev as of any date and for any period ending after June 30, 1999, reflect the combination of Brahma and Antarctica.

AmBev obtained voting control of Antarctica on July 1, 1999. However, AmBev was subject to interim measures imposed by CADE limiting AmBev's ability to integrate the operations of Brahma and Antarctica. See "The Combination and Brazilian Antitrust Approval". As a result of those interim measures, AmBev was not deemed to have a controlling financial interest in Antarctica for accounting purposes. Consequently, AmBev accounted for its interest in Antarctica under the equity method for the period from July 1, 1999 to March 31, 2000. On April 7, 2000, CADE effectively approved AmBev's acquisition of control of Antarctica and those interim measures ceased to apply, thereby allowing AmBev to consolidate Antarctica for accounting purposes. Accordingly, as of April 1, 2000, Antarctica has been consolidated in AmBev's financial statements. See "Item 5—Operating and Financial Review and Prospects—Operating Results—Accounting Aspects of the Combination".

Pursuant to our performance agreement with CADE, we sold Antarctica's *Bavaria* beer brand and five breweries on November 6, 2000. See "The Combination and Brazilian Antitrust Approval—Brazilian Antitrust Approval". Except as otherwise stated, however, historical operating and financial data of AmBev and Antarctica as of any date ended prior thereto or for any period ending on or before December 31, 2000, include the assets, operations and liabilities associated with Bavaria.

On October 27, 2000, we restructured our employee benefit programs by merging the Brahma Welfare Foundation into the Zerrenner Foundation. Prior to June 30, 1999, the Zerrenner Foundation, a trust, was the principal shareholder of Antarctica and is currently one of the three controlling shareholders of AmBev and is a party to the shareholders' agreement described in "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders' Agreement". Following the merger the Zerrenner Foundation's share ownership of AmBev increased to 22.7% of the common shares and 10.6% of the total shares of AmBev. We have consolidated the net assets of the Zerrenner Foundation on our balance sheet as of December 31, 2000. A substantial part of the assets of the Zerrenner Foundation consist of shares of AmBev. Because we have consolidated the assets of the Zerrenner Foundation, we have included the AmBev shares owned by the Zerrenner Foundation as treasury shares, rather than as outstanding shares, on our balance sheet, thereby reducing the number of our outstanding shares and increasing our earnings or loss per share in 2000 and thereafter.

For the effects of the significant devaluation of the *real* on the balances reported in U.S. dollars for the year ended December 31, 1999, see "Item 3—Key Information—Exchange Rate Information—Devaluation of the *Real*".

	As of or for the year ended December 31,				
	2000 [1]	**1999** [1]	**1998**	**1997**	**1996**
	(in thousands, except for per share amounts, number of shares and other operating data)				
Statement of Operations Data:					
Net sales	US$ 2,635,236	US$ 1,775,943	US$ 2,669,338	US$ 2,444,103	US$ 2,299,992
Cost of sales	(1,444,838)	(1,076,276)	(1,608,340)	(1,393,395)	(1,283,881)
Gross profit	1,190,398	699,667	1,060,998	1,050,708	1,061,111
Selling and marketing expenses	(384,367)	(263,839)	(573,759)	(426,222)	(353,904)
General and administrative expenses	(313,059)	(200,348)	(281,326)	(338,298)	(275,483)
Other operating income (expense), net	(58,169)	(51,341)	3,476	1,409	31,789
Operating income	434,803	184,139	209,389	287,597	418,513
Financial income	164,315	364,829	198,636	136,992	132,205
Financial expenses	(310,212)	(442,245)	(289,504)	(142,318)	(97,248)
Other non-operating income (expense), net	(901)	(8,448)	14,994	40,310	25,895
Income before income tax, equity in affiliates and minority interest	288,005	98,275	133,515	322,581	479,365
Income tax benefit (expense):					
Current	(102,037)	37,986	90,526	107,696	(156,152)
Deferred	489,277	3,402	2,170	(7,806)	64,415
Income before equity in affiliates and minority interest	675,245	139,663	226,211	422,471	387,628
Equity in earnings (losses) of affiliates	11,678	5,404	2,962	(28,138)	5,648
Equity in losses of Antarctica(1)	(49,879)	(179,116)			
Minority interest	(14,202)	3,498	9,404	1,133	(4,700)
Net income (loss)	US$ 622,842	US$ (30,551)	US$ 238,577	US$ 395,466	US$ 388,576

	As of or for the year ended December 31,				
	2000 [1]	1999 [1]	1998	1997	1996
	(in thousands, except for per share amounts, number of shares and other operating data)				
Earnings (loss) per thousand shares: (2)(3)(4)(5)					
Basic					
Preferred shares	US$ 17.85	US$(0.92)	US$7.32	US$11.58	US$11.36
Common shares	16.23	(0.92)	6.65	10.53	11.36
Diluted					
Preferred shares	17.18	(0.88)	6.94	11.20	11.02
Common shares	15.62	(0.88)	6.31	10.19	11.02
Earnings (loss) per ADS: (2)(3)					
Basic					
Preferred ADSs	US$0.179	US$(0.09)	US$0.07	US$0.12	US$0.11
Common ADSs	0.162	(0.09)	0.07	0.11	0.11
Diluted					
Preferred ADSs	0.172	(0.09)	0.07	0.11	0.11
Common ADSs	0.156	(0.09)	0.06	0.10	0.11
Weighted average number of preferred and common shares outstanding: (2)(3)					
Basic					
Preferred Shares	21,919,724	21,173,565	21,733,635	23,110,875	22,763,630
Common Shares	14,265,323	11,949,367	11,983,100	12,140,015	11,432,285
Diluted					
Preferred Shares	23,090,525	22,384,145	23,058,784	24,128,895	23,701,055
Common Shares	14,475,271	12,206,392	12,433,243	12,284,655	11,573,505

	As of or for the year ended December 31,				
	2000 (1)	1999 (1)	1998	1997	1996
	(in thousands, except for per share amounts, number of shares and other operating data)				
Balance Sheet Data:(6)					
Cash, cash equivalents and trading securities (7)	US$ 513,462	US$ 929,431	US$ 880,802	US$ 780,766	US$ 791,251
Total current assets (8)	1,413,281	1,447,515	1,590,272	1,456,679	1,353,743
Investments (9)	36,829	52,325	42,106	42,266	66,904
Property, plant and equipment, net	1,472,545	1,022,786	1,739,745	1,888,663	1,602,734
Goodwill and intangible assets, net	270,637	54,034	83,856	48,649	17,934
Deferred income tax - long term (10)	531,054	62,603	69,841	72,493	70,855
Total assets	3,971,796	2,850,499	3,731,568	3,701,220	3,244,667
Short-term debt (11)	618,138	574,369	733,511	593,331	415,298
Total current liabilities	1,366,066	1,034,718	1,280,308	1,181,077	939,819
Long-term debt (12)	405,129	465,855	727,770	677,992	465,417
Accrued liability for legal proceedings	310,979	163,309	208,033	312,790	457,613
Sales tax deferrals and other tax credits	308,391	296,742	341,239	218,216	88,020
Total long-term liabilities	1,115,385	958,507	1,315,474	1,218,936	1,045,343
Minority interest	222,449	20,383	35,377	41,012	52,976
Shareholders' equity	1,267,896	836,891	1,100,409	1,260,195	1,206,529
Other Financial Information:					
Net working capital (13)	US$47,215	US$ 412,797	US$ 309,964	US$ 275,602	US$ 413,924
Cash dividends paid (14)	(149,085)	(97,299)	(104,450)	(101,402)	(463,528)
Depreciation and amortization (15)	258,173	234,903	263,354	243,036	168,616
Capital expenditures (16)	(145,666)	(108,451)	(249,105)	(467,508)	(530,401)
Operating cash flows—generated	514,832	621,033	477,004	469,727	692,659
Investing cash flows—(used)	(53,780)	(76,628)	(214,576)	(429,684)	(511,089)
Financing cash flows—(used)	(950,155)	(281,397)	(128,492)	(33,906)	(109,945)
Other Operating Data:					
Total production capacity—beer (17)	94.4 million hl	64.4 million hl	62.0 million hl	56.9 million hl	51.7 million hl
Total production capacity—soft drink (17)	36.6 million hl	27.0 million hl	27.0 million hl	27.0 million hl	13.0 million hl
Total beer volume sold (18)	64.8 million hl	43.2 million hl	42.5 million hl	41.3 million hl	38.3 million hl
Total soft drink volume sold (18)	17.2 million hl	8.5 million hl	12.1 million hl	9.4 million hl	8.8 million hl
Number of employees (19)	18,172	9,416	10,708	10,955	9,987
Productivity—hectoliters per production employee (20)	7,556hl	8,776 hl	8,694 hl	6,289 hl	5,222 hl

(1) Antarctica was accounted for under the equity method, taking into account the purchase accounting adjustments, as of July 1, 1999 through March 31, 2000. From July 1, 1999 through September 15, 1999, AmBev owned 87.92% of the total outstanding capital stock of Antarctica. From and after September 15, 1999, AmBev owned all of the outstanding capital stock of Antarctica. From April 1, 2000, Antarctica has been consolidated in AmBev's financial statements.

(2) All share and per share data have been adjusted to give effect, retroactively, to AmBev's five-for-one split of its common and preferred shares effective October 23, 2000. Because AmBev did not split its ADSs, the ADSs which prior to the stock split had represented 20 common or preferred shares, represented 100 common or preferred shares following the stock split and, consequently, were generally not affected by the stock split.

(3) We have consolidated the net assets of the Zerrenner Foundation, one of our principal shareholders, on our balance sheet as of December 31, 2000. The Zerrenner Foundation was not consolidated for any prior periods; however, the Brahma Welfare Foundation was consolidated for all periods included herein. The Zerrenner Foundation provides medical, dental, educational and social assistance benefits to current and retired AmBev employees and their families. As a result of our consolidating the net assets of the Zerrenner Foundation, the AmBev shares owned by the Zerrenner Foundation are treated as treasury shares, rather than outstanding shares, on our balance sheet, thereby reducing the number of our outstanding shares. One of the effects of our treating the

AmBev shares owned by the Zerrenner Foundation as treasury shares is to reduce the number of the weighted average number of outstanding shares used in calculating our earnings or loss per share. That results in an increase of our earnings or loss per share. At December 31, 2000, there were 22,144,351,240 and 12,328,741,785 AmBev preferred and common shares, respectively, outstanding, excluding shares owned by the Zerrenner Foundation. At December 31, 2000, the Zerrenner Foundation owned 471,666,665 and 3,621,305,410 AmBev preferred and common shares, respectively. Thus, treating the AmBev shares owned by the Zerrenner Foundation as treasury shares (but in 2000 excluding the shares previously owned by the Brahma Welfare Foundation) resulted in a reduction in 2000 of the weighted average number of outstanding preferred and common shares of 0.2% and 2.6%, respectively. However, the Zerrenner Foundation was consolidated for purposes of our earnings or loss per share calculation for only two months in 2000. Therefore, in future periods the effect of the consolidation of the Zerrenner Foundation on our earnings or loss per share will be much more significant. For all other purposes, however, including the right to receive dividends and the right to vote, the AmBev shares owned by the Zerrenner Foundation are treated the same way any other shares are treated. See “Item 5—Operating and Financial Review and Prospects—Operating Results—Consolidation of the Zerrenner Foundation and Effect on Earnings Per Share.”

(4) The information is provided per thousand shares because AmBev common and preferred shares are generally traded on the Brazilian stock exchange in blocks of one thousand shares.

(5) Earnings per share are calculated dividing the net income by the weighted average number of common and preferred shares outstanding during the relevant periods. AmBev’s preferred shares are entitled to dividends 10% greater than the dividends paid to common shares.

(6) Because we elected to present our financial statements in U.S. dollars, our functional currency prior to 1998 was required to be the U.S. dollar under U.S. Statement of Financial Accounting Standards (SFAS) No. 52 "Foreign Currency Translation". However, beginning in 1998, we changed our functional currency to the *real*. We made this change because the Brazilian economy was no longer highly inflationary for purposes of SFAS 52 since the increase in the general price index was measured at less than 100% over the previous three years. Therefore, under SFAS No. 52, we determined that our functional currency, which is typically the currency in which a company generates and expends cash, should be the *real*. See Note 2 to AmBev's consolidated financial statements. Accordingly, as of January 1, 1998, we translated the U.S. dollar amounts of non-monetary assets and liabilities into *reais* at the then-current exchange rate and those amounts became the new accounting bases for such assets and liabilities.

(7) Excludes the Zerrenner Foundation restricted cash of US$34,651 thousand at December 31, 2000.

(8) Includes the current portion of deferred income tax in the amount of US$10,104 thousand, US$7,367 thousand, US$7,639 thousand, US$10,197 thousand, and US$7,316 thousand for the years ended December 31, 2000, 1999, 1998, 1997, and 1996, respectively.

(9) Includes investment in Antarctica of US$24,482 thousand as of December 31, 1999.

(10) The current portion of the deferred income tax is included in current assets.

(11) Includes short-term debt and the current portion of long-term debt.

(12) Includes only the long-term portion of long-term debt.

(13) Represents total current assets less total current liabilities.

(14) Includes dividends, interest attributable to shareholders' equity (including withholding tax paid by AmBev in respect thereof), and in 2000, returns of capital of US$61,105 thousand. Distributions in the first nine months of 2000 were made in the form of a return of capital rather than in the form of dividends or interest attributable to shareholders' equity because, prior to the completion of the Brahma conversion, AmBev did not have sufficient retained earnings to pay these amounts as dividends or interests attributable to shareholders' equity.

(15) Includes depreciation of property, plant and equipment and amortization of goodwill and intangible assets.

(16) Represents cash expenditures for property, plant and equipment.

(17) Represents available production capacity of Brahma and its subsidiaries (and not Antarctica or its subsidiaries) at the end of each period ending on or before December 31, 1999, and thereafter represents the available production capacity of AmBev and its respective subsidiaries; including Antarctica (hl is the abbreviation for hectoliters).

(18) Represents volumes of Brahma and its subsidiaries (and not Antarctica or its subsidiaries) for each period ending on or before December 31, 1999, and thereafter represents full-year volumes of AmBev and its respective subsidiaries (including Antarctica as of April 1, 2000).

(19) Includes all production- and non-production-related employees of Brahma and its subsidiaries at the end of each period ending on or before December 31, 1999, and thereafter includes all production- and non-production-related employees of AmBev and its respective subsidiaries.

(20) Calculated by dividing the total volume of beer and soft drinks sold by the number of employees involved in the production processes at the end of each period. Volumes used represent those of Brahma and its subsidiaries (and not Antarctica or its subsidiaries) for each period ending on or before December 31, 1999, and thereafter represent full-year volumes of AmBev and its respective subsidiaries (including Antarctica as of April 1, 2000).

DIVIDENDS

Dividend Policy

AmBev intends to pay dividends annually to its shareholders; however, the timing and amount of future dividend payments, if any, will depend upon various factors the board of directors of AmBev considers relevant, including the earnings and the financial condition of AmBev. AmBev's by-laws provide for a mandatory dividend of 27.5% of its annual net income, if any, as determined and adjusted under accounting principles set forth under Brazilian corporation law (adjusted income). The mandatory dividend includes amounts paid as interest attributable to shareholders' equity, which is equivalent to a dividend but is a more tax efficient way to distribute earnings because they are generally deductible by the company for Brazilian income tax purposes. However, shareholders (including holders of ADSs) have to pay Brazilian withholding tax on the amounts received as interest attributable to shareholders' equity, whereas no such payment is required in connection with dividends received. Withholding tax is usually paid by Brazilian companies on behalf of their shareholders.

Adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian corporation law; therefore, any adjusted income may no longer be available to be paid as dividends. AmBev may also not pay dividends to its shareholders in any particular fiscal year, upon the determination by the board of directors that such distributions would be inadvisable in view of AmBev's financial condition. Any such dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses. See "—Risk Factors—Factors Relating to the AmBev Shares and ADSs—AmBev shareholders may not receive any dividends". Any dividends payable on AmBev's preferred shares must be at least 10% greater than those payable on AmBev's common shares. See "Item 10—Additional Information—Memorandum and Articles of Association—Reserves and Dividends—Dividend Preference of Preferred Shares".

For further information on Brazilian corporation law provisions relating to required reserves and payment of dividends on interest attributable to shareholders' equity, as well as specific rules applying to the payment of dividends by AmBev, see "Item 10—Additional Information—Memorandum and Articles of Association—Reserves and Dividends".

AmBev—Dividends and Interest Attributable to Shareholders' Equity

The following table shows the dividends paid by AmBev's predecessor Brahma, to its preferred and common shareholders from 1996 through September 15, 2000 and by AmBev to its preferred and common shareholders since September 15, 2000 in *reais* and in U.S. dollars translated from *reais* at the commercial exchange rate as of the date of payment. The amounts beginning in 1997 include interest attributable to shareholders' equity, net of withholding tax, and return of capital. See "Item 10—Additional Information—Memorandum and Articles of Association—Interest Attributable to Shareholders' Equity".

Earnings generated	First payment date	Reais per thousand shares	U.S. dollar equivalent per thousand (1) shares at payment date (2)	
Extraordinary	March 25, 1996	11.40	(preferred and common)	11.54
Second half 1995	May 2, 1996	1.04	(preferred and common)	1.05
First half 1996	September 26, 1996	0.91	(preferred and common)	0.89
Second half 1996	March 21, 1997	1.27	(preferred and common)	1.20
First half 1997	October 9, 1997	1.61	(preferred)	1.47
		1.46	(common)	1.33
Second half 1997	May 7, 1998	1.73	(preferred)	1.51
		1.57	(common)	1.37

Earnings generated	First payment date	Reais per thousand shares	U.S. dollar equivalent per thousand (1) shares at payment date (2)	
First half 1998	October 8, 1998	1.32	(preferred)	1.12
		1.20	(common)	1.01
Second half 1998	April 5, 1999	2.37	(preferred)	1.37
		2.16	(common)	1.25
First half 1999	July 20, 1999	1.58	(preferred)	0.88
		1.44	(common)	0.80
Second half 1999[3]	March 15, 2000	2.96	(preferred)	1.70
		2.69	(common)	1.54
Second half 2000	November 30, 2000	2.38	(preferred)	1.22
		2.38	(common)	1.22

(1) The information is provided per thousand shares because AmBev common and preferred shares are generally traded on the São Paulo Stock Exchange in blocks of one thousand.

(2) The amounts set forth above are amounts actually received (as adjusted to give effect retroactively to AmBev's common and preferred share five-for-one stock split effective October 23, 2000) by shareholders, which are net of withholding tax. The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders' equity, which was paid on behalf of its shareholders. The dividends per thousand shares set forth above are calculated based on the number of shares outstanding at the date the distributions were declared (as adjusted to give effect retroactively to AmBev's common and preferred share five-for-one stock split effective October 23, 2000) . Dividends per thousand shares in the financial statements are calculated based on the weighted average number of shares for the period in which dividends were declared.

(3) On March 23, 2000, AmBev distributed R$1.88 (US$1.03) per common and preferred shares to its shareholders as a return of capital.

EXCHANGE RATE INFORMATION

There are two principal legal foreign exchange markets in Brazil: the commercial market and the floating market. The commercial market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from the Central Bank, such as payments of and with respect to debt instruments, the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Exchanges of foreign currency in the commercial market may be carried out only through Brazilian banks authorized by the Central Bank to buy and sell currency in that market. The floating market applies to specified transactions that do not require the Central Bank's express prior approval. Prior to the implementation of the *Real* Plan in 1994, the commercial market rate and the floating market rate differed significantly at times. Since the introduction of the *real*, the two rates have not differed significantly and as of February 1, 1999, the Central Bank unified the two legal exchange rates, while maintaining separate regulations for each of the commercial and floating markets. We can not assure you that there will not be further changes in the applicable regulations which may result in future significant differences between the two rates. Both the commercial market and floating market rates are freely negotiated but may be influenced by the Central Bank.

Devaluation of the Real

From its introduction on July 1, 1994 through March 1995, the *real* appreciated significantly against the U.S. dollar. On March 6, 1995, in an effort to address concerns about the overvaluation of the *real* relative to the U.S. dollar, the Central Bank introduced new exchange rate policies that established a band within which the *real*/U.S. dollar exchange rate could fluctuate, and announced that it would buy or sell U.S. dollars whenever the rate approached the upper or lower limits of the band. From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the *real* against the U.S. dollar. Responding to downward pressure on the *real*, on January 13, 1999, the Central Bank widened the foreign exchange rate band and on January 15, 1999, the Central Bank allowed the *real* to float freely. The *real* devalued to a low of R$2.165 per US$1.00 on March 3, 1999, but subsequently appreciated to R$1.79 per US$1.00 on December 31, 1999, representing a net devaluation of 32.4% during 1999.

In 2000, the net devaluation of the *real* was 8.5 %. While the value of the *real* was relatively stable during most of the year, beginning in the fourth quarter of 2000, the *real* began to depreciate more significantly. Additionally, in the first five months of 2001, the devaluation of the *real* continued to accelerate. The net devaluation of the *real* for the period from January 1, 2001 to May 31, 2001 was approximately 20%. We believe the recent devaluation has resulted largely from the continuing economic instability in Argentina, but other concerns relating to the Brazilian economy itself, such as the recently predicted power shortages, may also have affected the valuation of the *real*. See "—Risk Factors—Factors Related to Brazil—Substantial exchange rate fluctuations could harm AmBev and reduce the market value of our securities" and "Item 4—Information on the Company—Brazilian Beverage Industry Overview". We cannot assure you that the *real* will not continue to devalue in the future. On May 31, 2001, the commercial market rate for the purchase U.S. dollars was R$2.36 to US$1.00.

The following tables set forth commercial market rates for the purchase of U.S. dollars for the periods indicated.

Annual Exchange Rates of *Reais* per US$1.00

	2000	1999	1998	1997	1996
Low	R$1.7234	R$1.2075	R$1.1165	R$1.0395	R$0.9726
High	1.9847	2.2000	1.2087	1.1164	1.0407
Average(1)	1.8295	1.8566	1.1611	1.0787	1.0080
Period End	1.9554	1.7890	1.2087	1.1164	1.0394

Source: Central Bank of Brazil
(1) Represents the average of the month-end exchange rates during the relevant period.

Recent Monthly Exchange Rates of *Reais* per US$1.00

	2001				
	May	April	March	February	January
Low	R$2.1957	R$2.1384	R$2.0208	R$1.4739	R$1.9357
High	2.3600	2.3011	2.1616	2.0452	1.9753

Source: Central Bank of Brazil

Brazilian law provides that, whenever there is a serious imbalance in Brazil's balance of payments or serious reasons to expect such an imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that temporary restrictions will not be imposed by the Brazilian government in the future.

EXCHANGE CONTROLS

There are no restrictions on ownership of the ADSs or the preferred shares by individuals or legal entities domiciled outside Brazil.

The right to convert dividend payments, interest attributable to shareholders' equity payments and proceeds from the sale of preferred or common shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, that the relevant investments be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent Banco Itaú S.A. (the custodian) or holders who have exchanged AmBev's ADSs for shares of AmBev, from converting dividend distributions, interest on shareholders' equity or the proceeds from any sale of shares of AmBev into U.S. dollars and remitting such U.S. dollars abroad. Holders of AmBev ADSs could be adversely affected by delays in or refusal to grant any required governmental approval for conversions of *real* payments and remittances abroad.

Under Brazilian law relating to foreign investment in the Brazilian capital markets (Foreign Investment Regulations), foreign investors registered with the Brazilian Securities Commission (CVM) and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Foreign investors that acquire shares listed and traded on Brazilian stock exchanges are also generally entitled to favorable tax treatment. See "Item 10—Additional Information—Taxation—Brazilian Tax Considerations".

Foreign investors may register their investment under Law 4,131/62 or Resolution No. 2,689/00 of the National Monetary Council. Registration under Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven, as defined by Brazilian tax laws. See "Item 10—Additional Information—Taxation—Brazilian Tax Considerations".

Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

Under Resolution No. 2,689, a foreign investor must:

- appoint at least one representative in Brazil, with powers to perform actions relating to its investment;
- appoint an authorized custodian in Brazil for its investments;
- register as a foreign investor with the CVM; and
- register its foreign investment with Brazilian Central Bank.

Securities and other financial assets held by a Resolution No. 2,689 investor must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, any transfer of securities held under Resolution No. 2,689 must be carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the delisting of the relevant shares from a stock exchange and the cancellation of the registration with the CVM.

Pursuant to the certificates of registration obtained by AmBev from the Central Bank in the name of the Bank of New York with respect to the AmBev ADSs to be maintained by the custodian (Banco Itaú S.A.) on behalf of the Bank of New York, the custodian and The Bank of New York will be able to convert dividends and other distributions with respect to the AmBev shares represented by AmBev ADSs into foreign currency and remit the proceeds outside of Brazil. In the event that a holder of AmBev ADSs exchanges such ADSs for AmBev shares such holder will be entitled to continue to rely on The Bank of New York's certificate of registration for only five business days after such exchange, following which such holder must obtain its own certificate of registration. Any such holder may not be able to obtain and remit abroad U.S. dollars or other hard currencies upon the disposition of the shares or distributions with respect to such disposition, unless such holder qualifies under the Foreign Investment Regulations or obtains its own certificate of registration, and such holder generally will be subject to less favorable Brazilian tax treatment than a holder of AmBev ADSs. See "Item 10—Additional Information—Taxation–Brazilian Tax Considerations".

Under current legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. We can not assure you that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See "—Risk Factors—Controls and restrictions on foreign currency remittance could harm the ability of AmBev to make dividend payments".

RISK FACTORS

Investors, holders and prospective purchasers of ADSs and shares of AmBev should, in addition to paying due regard to the Cautionary Statement Regarding Forward-Looking Information noted above, also carefully consider all of the information set forth in this annual report. In particular, you should consider the special features applicable to an investment in Brazil and applicable to an investment in AmBev, including those set forth below. In general, investing in the securities of issuers in emerging market countries, such as Brazil, involves a higher degree of risk than investing in the securities of issuers in the United States.

For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an "adverse effect" on AmBev, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on the business, financial condition, liquidity, results of operations or prospects of AmBev, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this section as having a similar meaning.

Factors Relating to AmBev

We are subject to Brazilian antitrust regulations

We have a substantial beer market share in our Brazilian beer markets and we are subject to regulation under Brazilian antitrust rules. In addition, in connection with the combination of Brahma and Antarctica, we entered into a performance agreement with the Brazilian antitrust authorities. See "The Combination and Brazilian Antitrust Approval—Brazilian Antitrust Approval". We are also party to several antitrust legal proceedings. See "Item 8—Financial Information—Legal Proceedings—Antitrust Matters". We cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

Increases in taxes on beverage products in Brazil may affect our results and profitability

Increases in Brazil's already high levels of taxation could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales. Lower net sales result in lower margins since some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the government will not increase current tax levels.

Factors Relating to Brazil

Instability in the Brazilian economy and Brazilian government intervention could affect our profitability and financial condition

In the past, the Brazilian economy has been subject to prolonged periods of extremely high inflation, currency and price instability and severe recessions. The Brazilian government has historically taken a number of actions including, for example, wage and price controls, currency devaluations, capital controls, import restrictions and shifts in taxes and tax levels to address economic problems.

Economic instability generally has an adverse effect on the demand for our products. In addition, actions taken by the government to address economic problems have in the past, and also may in the future, also adversely affect our business.

Substantial exchange rate fluctuations could harm AmBev and reduce the market value of our securities

Substantially all of our revenues are in *reais*. However, a significant portion of our debt is denominated in or indexed to U.S. dollars. In addition, a significant portion of our operating expenses, in particular those related to hops, malt and aluminum, are also denominated in or linked to U.S. dollars. Therefore, the devaluation of the *real* increases our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations. Our current policy is to hedge substantially all of our dollar-denominated debt, although not our dollar-denominated or linked operating expenses, against adverse changes in foreign exchange rates. However, we can not assure you that such hedging will be possible at all times in the future. In addition, fluctuations in the value of the *real* may reduce the market value of our shares and ADSs. See "—Exchange Rate Information—Devaluation of the Real".

Although we seek to limit our exchange rate exposure by entering into foreign exchange and interest rate swaps, raw material purchases in foreign currencies nonetheless are subject to a level of exchange rate risk.

Electric power shortages currently faced by Brazil could adversely affect us

The Brazilian government have announced that it may be forced to introduce measures for electric power rationing in the upcoming months due to reduced hydroelectric generation caused by recent droughts.

Although we believe that the shortage of energy will not affect our operations, financial condition and results of operations, we cannot assure you that future governmental rationing measures would not adversely affect us.

U.S. investors may not be able to effect service of process upon, or to enforce judgments against, AmBev

AmBev is organized under the laws of the Federative Republic of Brazil. All of the directors and executive officers of AmBev and the experts named in this annual report are residents of countries other than the United States. All or a substantial portion of the assets of such non-resident persons and of AmBev are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or AmBev, or to enforce against them in U.S. courts judgments obtained in such courts based upon civil liability provisions of the Federal securities laws of the United States or otherwise.

Factors Relating to AmBev Shares and ADSs

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the AmBev shares at the price and time you desire

Investing in securities involving emerging markets, such as Brazil, involves greater risk than investing in securities of issuers from more developed countries and such investments are generally considered speculative in nature. Brazilian investments, such as investments in our shares and ADSs, are subject to economic and political risks, involving, among others:

- changes in the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and
- restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major U.S. and European securities markets, and are not as highly regulated or supervised

as some of these other markets. The relatively small market capitalization and illiquidity of the Brazilian equity markets may substantially limit your ability to sell the AmBev shares underlying the AmBev ADSs at the price and time you desire. See "Item 9—The Offer and Listing—Regulation of the Brazilian Securities Market".

Developments in other emerging market countries may affect the market price of AmBev's shares and ADSs

Securities of Brazilian companies have been influenced by economic and market conditions in other emerging market countries to varying degrees. Although economic conditions are different in each country, investors' reactions to developments in one country may affect the securities of issuers in other countries, including Brazil. Between the fourth quarter of 1997 and the first quarter of 1999, the international financial markets experienced significant volatility, and a large number of market indices, including those in Brazil, declined significantly. For example, the Asian economic crisis and the 1998 Russian debt moratorium and devaluation of the Russian currency triggered securities market volatility in Latin America and in other emerging market countries. More recently, the current economic uncertainty in Argentina and Turkey has adversely affected the value and liquidity of Brazilian securities and the value of the Brazilian currency. The market value of AmBev's shares and ADSs may therefore be adversely affected by events occurring outside of Brazil, especially in other emerging market countries.

AmBev's controlling shareholders are able to determine the outcome of many corporate actions without the approval of non-controlling shareholders

The controlling shareholders of AmBev, ECAP, Braco and the Zerrenner Foundation together hold approximately 68.76% of AmBev's common shares. Such controlling shareholders, together with Marcel Telles, a Co-Chairman of the board of directors of AmBev, hold, in aggregate, approximately 74.32% of the voting common shares of AmBev. In addition, Marcel Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira, who are directors of AmBev, collectively own approximately 84.5% of the voting capital of Braco, which in turn owns approximately 99.7% of the voting shares of ECAP. Braco and ECAP together hold approximately 46.09% of the voting common shares of AmBev. Thus, these three directors of AmBev have significant influence over AmBev, although several types of matters must be decided in accordance with the AmBev shareholders' agreement. See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders' Agreement", for a description of these matters.

The controlling shareholders and Marcel Telles are able to elect the majority of the members of the board of directors of AmBev and generally determine the outcome of other actions requiring the approval of AmBev's shareholders. Under Brazilian law, the protections afforded to non-controlling security holders and the fiduciary duties of directors may, in some respects, be less comprehensive than in the United States or other jurisdictions.

AmBev shareholders may not receive any dividends

According to its by-laws, AmBev must generally pay its shareholders 27.5% of its annual net income, as determined and adjusted under accounting principles set forth under Brazilian corporation law (adjusted income). The main source for these dividends are the dividends that AmBev receives from its operating subsidiaries, principally CBB. Adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian corporation law; therefore, adjusted income may no longer be available to be paid as dividends. AmBev might not pay dividends to its shareholders in any particular fiscal year, upon the determination of the board of directors that such distributions would be inadvisable in view of AmBev's financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay

dividends if such payment threatens the existence of the company as a going concern or harms its normal course of operations.

It is therefore possible that shareholders of AmBev will not receive dividends in any particular fiscal year. Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses.

Controls and restrictions on foreign currency remittance could harm the ability of AmBev to make dividend payments

Brazilian law provides that whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil. For example, for approximately six months in 1989 and early 1990 the Brazilian government froze all dividend and capital repatriations that were owed to foreign equity investors and held by the Central Bank in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. Similar measures could be taken by the Brazilian government in the future.

As a result, the Brazilian government may in the future restrict companies such as AmBev from paying amounts denominated in foreign currencies (such as dividends) or require that any such payments be made in Brazilian *reais*. The likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil's foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy toward the International Monetary Fund and other factors. We cannot assure you that the Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on payments of external dividends. For more information regarding exchange controls see "—Exchange Controls".

If you exchange the AmBev ADSs for AmBev shares, you risk losing some foreign currency remittance and Brazilian tax advantages

The AmBev ADSs benefit from the certificate of foreign capital registration of The Bank of New York (as depositary) in Brazil, which permits The Bank of New York to convert dividends and other distributions with respect to the AmBev shares into foreign currency and remit the proceeds abroad. If you exchange your AmBev ADSs for AmBev shares, you will be entitled to rely on The Bank of New York's certificate of foreign capital registration for only five business days from the date of exchange. After this five-day period, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, the AmBev shares. For a more complete description of Brazilian restrictions on foreign investments and the foreign investment regulations, see "Item 10—Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment" and "—Exchange Controls". For a more complete description of Brazilian tax regulations, see "Item 10—Additional Information—Taxation—Brazilian Tax Considerations".

The AmBev ADSs have fewer and less well defined shareholders' rights as compared to shareholders' rights of similar U.S. companies

AmBev's corporate affairs are governed by AmBev's by-laws and Brazilian corporation law, which may differ from the legal principles that would apply to AmBev if the company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside of Brazil. In addition, your rights or the rights of holders of the AmBev shares under Brazilian corporation law to protect your interests relative to actions taken by AmBev's board of directors or controlling shareholders may be fewer and less well-defined than under the laws of those other jurisdictions outside of Brazil.

Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Brazil than in the United States, potentially disadvantaging holders of the AmBev shares and ADSs. Corporate disclosures may be less complete or informative than what may be expected of a U.S. public company.

Some entitlements are not available to U.S. holders of AmBev shares and ADSs

Due to various Brazilian and United States laws and regulations, United States holders of AmBev shares or ADSs may not be entitled to all of the rights possessed by Brazilian holders of AmBev shares. For instance, U.S. holders of AmBev shares may not be able to exercise any preemptive or preferential rights relating to their shares unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements thereunder is available.

Item 4. Information on the Company

BRAZILIAN BEVERAGE INDUSTRY OVERVIEW

Brazil accounts for nearly half of the population and geographical area of South America, with a population of approximately 170 million in 2000 and approximately 3.3 million square miles of territory (almost the size of the United States). According to the Instituto Brasileiro de Geografia e Estatistica (IBGE), the Brazilian government-run institute of geography and economy, the Brazilian economy had the tenth largest gross domestic product in the world in 2000. The Brazilian beer market is the fourth largest in the world and the largest in Latin America, with 82.6 million hectoliters of beer consumed in 2000, according to Sindicerv. The Brazilian soft drink market, with 110.0 million hectoliters sold in 2000, is the third largest in the world (PepsiCo). According to the Instituto Brasileiro de Opinião Publica e Estatística (IBOPE), the Brazilian market has a large and youthful consumer base, with 42% of the population under the age of 20.

Economic Environment

The economic environment in Brazil has and will continue to have a significant effect on the profitability of Brazilian beverage producers. The Brazilian economy experienced rapid growth immediately following the introduction of the *Real* Plan in July 1994, particularly in the consumer sector. The *Real* Plan succeeded in lowering inflation and stimulating growth. GDP grew in constant terms by 5.9% in 1994 and 4.2% in 1995. The effect was a marked increase in purchasing power during this period, leading to rapid growth in 1994 and 1995 in the beverage industry of 24% and 27%, respectively. Economic growth in Brazil began to slow in 1996. GDP grew by only 2.8% in 1996 and 3.0% in 1997. By late 1998, the Brazilian economy entered into a downturn, which was exacerbated by a significant currency devaluation in January 1999. GDP grew at a rate of only 0.2% and 0.8% in 1998 and 1999, respectively. The economic slowdown and the following recession resulted in generally flat demand in the Brazilian beverage industry from 1996 through 1999. The recovery of the economy, beginning in late 1999, resulted in renewed consumer confidence. In 2000, GDP grew by 4.5% , while the Brazilian beverage industry grew by approximately 3%. We expect slower growth in the Brazilian economy in 2001 based, at least in part, on recent announcements by the Brazilian authorities that they may be forced to ration power supplies due to reduced hydroelectric generation caused by recent droughts and increasing interest rates in an effort to support the *real*. For more information regarding these electric shortages and their effects on us, see "—Risk Factors —Factors relating to Brazil —Electric power shortages currently faced by Brazil could adversely affect us", "—AmBev Business Overview—Distribution and Sales—Advertising and Promotional Activities" and "—AmBev Business Overview—Property, Plant and Equipment".

The Brazilian Beer Market

Largest Market in Latin America

Brazil is the largest beer market in Latin America. The following table shows the ranking of beer consumption per country in selected markets in 1999:

Country	Annual Consumption (millions of hectoliters)
United States	230
China	204
Germany	105
Brazil	82
Japan	72
United Kingdom	59
Mexico	49
Russia	40

Source: Impact

Beer Consumption

Beer is the second most popular drink category in Brazil after soft drinks (Sindicerv). Per capita beer consumption in Brazil is relatively low compared to many other large markets and has been relatively stable since 1995. According to Sindicerv, per capita consumption of beer in Brazil was approximately 49.3 liters per annum in 2000. The following table sets forth the world ranking in terms of per capita beer consumption by country in 1999:

Country	Liters
Germany	127
United Kingdom	100
United States	83
Spain	68
South Africa	62
Japan	57
Mexico	50
Brazil	49

Source: Impact

Strong Regional Differences

The Brazilian beer market is characterized by diverse regional consumption patterns. For instance, in midwestern Brazil, our *Skol* and *Antarctica* brands command nearly 51% and 13% of the market, respectively, while this pattern is reversed in the northeast region, with *Skol* at 13.5% and Antarctica at nearly 32% (Nielsen).

Prevalence of Returnable Packaging

The Brazilian beer market is characterized by a high proportion of on-premise consumption (restaurants and bars) relative to off-premise consumption (at home). According to Nielsen, approximately 73% of beer sales in 2000 were sold on-premise in bars, restaurants and small retail establishments, and the remaining 27% of sales were made in supermarkets. Because on-premise beer sales are typically delivered in returnable bottles (which, according to Nielsen, represented approximately 70% of beer packaging in 2000), the capital expenditures and the commitments necessary to develop an efficient bottling operation remain a significant barrier to entry in the Brazilian beverage

industry. However, as is the case in more developed beverage markets, non-returnable packaging in the Brazilian market has grown significantly in recent years and may continue to rise.

Pricing

Wholesale and retail prices of beer have not been regulated in Brazil since July 1990, when formal governmental price controls were lifted. Beer sales volumes are heavily influenced by pricing. Key factors used in determining retail prices for beer include brand preference, national and/or local price promotions offered by manufacturers, whether consumption takes place on or off-premise, the type of product, whether the container is returnable or nonreturnable, the desired profit margins and the geographical location of the retailer.

The following table shows our estimate of the breakdown of the average retail price of beer paid by Brazilian consumers for our products in 2000:

Manufacturers	26%
Distributors	11%
Retailers	34%
Taxes	29%
Total	100%

Taxation

Brazilian beverage producers operate in a relatively unfavorable tax environment, which results in higher beverage prices to consumers. In 1998, the average excise and value-added taxes (IPI and ICMS) applicable to sales of beer paid by beer producers, distributors and retailers in Brazil equaled approximately 129% of net sales, according to Sindicerv. This compares unfavorably to sales taxes applicable to producers, distributors and retailers of 53% of net sales in Venezuela, 55% of net sales in the United States and 76% of net sales in Argentina in 1998, based on information published by Sindicerv.

Brazilian taxes on beer products include:

- a federally imposed excise tax on industrialized products (IPI), which is a fixed amount based on units sold, and varies depending on size and packaging and which can be adjusted for increases and decreases in the consumer price;
- a state value-added tax (ICMS), which is a fixed amount based on units sold, and varies depending on size and packaging and which can be adjusted for increases and decreases in the consumer price. The ICMS has two components, the direct and the substitute, related to the distributor and retailer;
- federal social security tax (COFINS) at a rate of 3% of a company's net sales plus direct ICMS; and
- a federal unemployment insurance contribution (PIS) at a rate of 0.65% of a company's total gross sales, subject to limitations.

Seasonality

Sales of beer in Brazil and AmBev's other principal markets are highly seasonal, with substantially greater sales in the early summer.

The Brazilian Soft Drink Market

Third Largest Market in the World

Brazil's soft drink market is currently the second largest in Latin America and the third largest in the world in terms of sales volume, with approximately 110 million hectoliters sold in 2000, according to PepsiCo. The following table shows estimated soft drink consumption in selected countries in 2000:

Country	Annual Consumption (millions of hectoliters)	Annual Consumption (millions of 8 oz. cases)
United States	576	10,146
Mexico	153	2,696
Brazil	110	1,941
China	71	1,256
Germany	69	1,223
Great Britain	48	844

Source: PepsiCo

Soft Drink Consumption

Brazilian soft drink consumption has grown at an annual compounded rate of 13.3% per year from 1993 to 1999, according to Nielsen, substantially faster than the average annual gross domestic product growth of 3% over the same period. Although per capita consumption has been growing rapidly since the introduction of the *real* in 1994, rising from 26.6 liters in 1993 to 66 liters in 2000, according to PepsiCo Brazil continues to have a relatively low per capita soft drink consumption rate as compared to other countries. The following table sets forth the estimated per capita consumption rate in selected countries in 2000:

Country	Liters
United States	209
Mexico	152
Great Britain	93
Germany	85
Brazil	66
China	6

Source: PepsiCo

The Brazilian soft drink market consists mainly of carbonated colas, guaranás and other flavors, principally conventional fruit-flavored sodas and tonic water. Guaraná is a tropical berry-like fruit that grows in the Amazon rainforest. In Brazil, guaraná extract is derived from guaraná seeds and is used to make several beverages, including the guaraná soft drinks.

The following table sets forth the percentage of total carbonated soft drink sales volume by flavor in Brazil during the periods indicated:

	Year Ended December 31,					
Type	2000	1999	1998	1997	1996	1995
Colas	42.8%	38.4%	39.5%	41.8%	44.3%	45.1%
Guaranás	28.1%	26.6%	26.0%	25.3%	24.0%	23.5%
Other	29.1%	35.0%	34.6%	32.9%	31.7%	31.4%

Source: Nielsen

According to Nielsen, in 2000 approximately 53.1% of Brazilian soft drink sales were consumed on-premise (bars and restaurants), while 46.9% of consumption was off-premise, through supermarket sales, with approximately 82.9% of Brazilian soft drink sales in non-returnable plastic bottles and cans and the remainder in returnable bottles.

Pricing

There are no government-imposed price controls on the wholesale or retail prices of soft drinks in Brazil. Prior to July 1990, however, prices for soft drinks were subject to formal governmental price controls. As in the case of beer, soft drink sales volume is heavily influenced by pricing. This is illustrated by the sharp rise in market share of the some 600 "B-brand" producers, whose products (known as *tubaínas*) are priced at deep discounts to the premium brands. The B-brand producers have been able to discount their brands in part due to low distribution costs resulting from use of non-returnable PET packaging. In 1993, only 12% of soft drink sales were in non-returnable packaging versus 80% in 2000. In addition, as has been widely publicized in the Brazilian press, the B-brand producers have been able to sell their products at lower prices as a result of their failure to fully pay their taxes. The B-brands had a 13% market share in 1993 which has grown rapidly to a 32.9% market share in 2000 (Nielsen).

Taxation

As in the case of beer, sales of soft drinks in Brazil are subject to a high level of taxation, which results in substantially higher prices to consumers. Additionally, cola flavors are subject to 50% higher taxation than other flavored soft drinks. The following table shows our estimate of the breakdown of the average retail price of soft drinks paid by Brazilian consumers for our products in 2000:

Manufacturers	30%
Distributors	11%
Retailers	38%
Taxes	21%
Total	100%

In Brazil, soft drinks are subject to the same types of taxes that apply to beer. See "—The Brazilian Beer Market—Taxation".

Seasonality

As with beer, soft drink sales in Brazil and in AmBev's other principal markets are seasonal, although seasonal variations in soft drink sales tend not to be as strong as seasonal variation in beer sales.

AMBEV BUSINESS OVERVIEW

Overview

We are the largest beverage company in Latin America in terms of gross sales. We produce, distribute and sell beer, soft drinks and other beverage products primarily in Brazil, as well as in Argentina, Venezuela and Uruguay. According to Impact, we are the largest beer producer in Latin America and the fourth largest beer producer worldwide. We are also the second largest soft drink producer and the sole distributor of Pepsi soft drink products in Brazil. The balance of our business is comprised primarily of sales of other beverage products, including water, isotonic sport drinks, fruit juice and iced tea.

For the year ended December 31, 2000, we accounted for 69.1% of the Brazilian beer market (Nielsen), excluding the *Bavaria* brand, which we have divested. With over 64.8 million hectoliters of beer sold in the year ended December 31, 2000, we accounted for approximately 46% of all beer sold in Latin America (Sindicerv) and have a total annual beer production capacity of 94.4 million hectoliters. Our *Skol*, *Brahma* and *Antarctica* brands are among the 15 most-consumed beer brands in the world (Impact). In the year ended December 31, 2000, net sales from our beer operations were US$2.21 billion, accounting for 82.5% of our consolidated net sales. The following table sets forth recent Brazilian and global rankings based on sales volumes of our leading brands:

Brand	1999 Hectoliters Sold	1999 Global Ranking	1999 Global Ranking
Skol	23.5 million hl	4th	4th
Brahma Chopp	19.5 million hl	7th	7th
Antarctica	11.6 million hl	14th	14th

Source: Impact (1999 data).

For the year ended December 31, 2000, we had an approximate 17.4% market share of the Brazilian soft drink market (Nielsen). Our principal proprietary soft drink brands include *Guaraná Antarctica, Sukita, Soda Limonada Antarctica* and *Guaraná Brahma*, which together accounted for 68.4% of our soft drink volume sales. Through our strategic alliance with PepsiCo we are its sole bottler in Brazil and produce and distribute *Pepsi* soft drink products, which accounted for 31.6% of our soft drink sales volumes. For the year ended December 31, 2000, revenues from our soft drink operations were US$410 million, accounting for 15.3% of our consolidated revenues.

The remainder of our consolidated revenues is composed primarily of the sale of non-alcoholic and non-carbonated beverage sales and malt sales to third parties. Revenues from these products in 2000 totaled US$59 million, or 2.2% of our consolidated revenues.

We have an extensive and integrated distribution network for the sale and distribution of our products, including a network of nearly 700 third-party distributors which accounted for 76.6% of our sales volumes in 2000 as well as a broad-based direct distribution system which accounted for 23.4% of our sales volumes for the same period. These distribution systems in the aggregate service over one million points of sale in Brazil.

Our Products and Brands

We produce beer, soft drinks and other beverage products, including isotonic sport drinks, iced tea, water and fruit juices. In 2000, approximately 82.5% of our total net sales consisted of beer sales and approximately 15.3% consisted of soft drink sales.

The following table sets forth our aggregate pro forma sales volumes of beer and soft drinks for 1998 through 2000:

	Year ended December 31,		
	2000(1)	1999(1)	1998(1)
	(thousands of hectoliters)		
Beer	64,823	60,624	62,523
Soft Drinks	17,177	15,962	20,749

(1) Sales volumes reflect the combined volume sales of Brahma and Antarctica.

AmBev's beer is sold in all 26 states and the Federal District of Brazil. AmBev's operations are divided into six geographic regions within Brazil. AmBev had a leading share of the beer market in all of these six regions in 2000 (Nielsen).

Revenues by Product Type and Geographic Region

In 2000, we had net beer sales of US$2.2 billion compared to US$1.5 billion in 1999 and US$2.2 billion in 1998. In 2000, we had net soft drink sales of US$410.3 million compared to US$212.6 million in 1999 and US$454.9 million in 1998. In 2000, we had net domestic sales of US$2.5 billion compared to US$1.6 billion in 1999 and US$2.5 billion in 1998. In 2000, we had net international sales of US$214.3 million compared to US$208.0 million in 1999 and US$197.8 million in 1998.

Beer

Beer is our core business and the largest contributor to our revenues. In 2000, beer sales accounted for 82.5% of our net sales, totaling US$2.2 billion on sales volumes of 64.8 million hectoliters (of which 3.5%, US$79.5 million and 2.7 million hectoliters were attributable to *Bavaria*). We currently operate 12 beer and 13 mixed beer/soft drink plants in Brazil with an aggregate annual installed beer production capacity of approximately 94.4 million hectoliters. Our plants are located in all six regions in Brazil, and we also operate plants in each of Argentina, Venezuela and Uruguay.

Our beer brands are divided into three beer brand portfolios: Skol, Brahma and Antarctica. Each of these portfolios offers a variety of beers, including pilsner, lager, dark and nonalcoholic beers. *Skol Pilsen*, *Brahma Chopp* and *Antarctica Pilsen*, which are all standard pilsner beers, are our core products and the flagship products of their respective brand portfolios, representing 46%, 26% and 16%, respectively, of our total beer product mix by volume in 2000. The remainder of our beer sales are attributable to niche brands, most of which are also proprietary brands. Two brands, *Miller* and *Carlsberg*, are produced under license from third parties, and together represented 0.34% of our 2000 sales by volume. According to Impact, in 1999 the *Skol*, *Brahma Chopp* and *Antarctica Pilsen* brands were the fourth, seventh and fourteenth most consumed brands of beer in the world, respectively. Our beer products are distributed through our *Skol, Brahma and Antarctica* third-party distribution networks, as well as through our own direct distribution network.

The following table sets forth the market shares of AmBev's principal beer brand portfolios by volume in Brazil in 2000:

Brand	
Skol Pilsen	30.2%
Brahma Chopp	22.6%
Antarctica Pilsen	16.3%

Source: Nielsen

Our Skol portfolio includes *Skol Pilsen*, *Skol Ice* and *Carlsberg*, which are pilsner beers, and *Skol Bock* and *Caracu*, which are dark beers.

Our Brahma portfolio includes *Brahma Chopp* and *Miller Genuine Draft*, which are pilsner beers, *Brahma Bock* and *Malzbier*, which are dark beers, *Brahma Extra* a strong-flavored pilsner beer, and *Brahma Light*, a light beer.

Our Antarctica portfolio includes *Antarctica Pilsen*, *Bohemia, Antarctica Pilsen Extra*, *Polar Pilsen, Polar Export, Serramalte, Original, Antarctica Pilsen Extra Cristal* and *Antarctica Pilsener Chopp*, which are pilsner beers, *Antarctica Malzbier*, which is a dark beer, *Polar Export*, which is a lager beer, and *Kronenbier*, which is an alcohol-free beer. The *Bavaria Pilsen* brand, which was launched in 1997 and which we have sold pursuant to our performance agreement with CADE, was responsible for approximately 3.0% of our net sales in 2000.

Outside of Brazil, AmBev has beer operations in Argentina, Venezuela and Uruguay through its controlling interests in CCBA S.A., located in Argentina, CA Cervecera Nacional (CACN), located in Venezuela, and Cervecería y Maltería Paysandú S.A. (Cympay) and Compañía Salus, both located in Uruguay. In addition, AmBev exports a small portion of its beer products. Our principal export beers are *Brahma Chopp* and *Antarctica*. Total exports of beer represented less than 1% of AmBev's total net sales in 2000. Our total beer sales outside of Brazil for each of the last three years accounted for less than 5% of our total revenues in those years.

AmBev began operations in Argentina and Venezuela in 1994. Principal brands sold in these countries are *Brahma Chopp*, *Brahma Bock*, *Brahma Malta*, *Malta Caracas*, *Cerveza Nacional* and *Stout*.

In July 2000, a joint venture formed by AmBev and Groupe Danone purchased a majority interest in Compañía Salus (Salus), an Uruguayan beer and mineral water producer that produces *Patricia Negra*, *Patricia Gran Chopp*, *Malta Salus*, *Pomelo Salus*, *Naranja Salus* and *Sidra Salus* for sale in Uruguay.

In February 2001, AmBev purchased 95.4% of Cervecería y Maltería Paysandú S.A.–Cympay (Cympay), a Uruguay-based malt, beer and water concern, for US$27.7 million. Cympay controls a malting facility with an annual production capacity of 81,000 metric tons, as well as the *Norteña* and *Prinz* beer brands. Cympay also controls a 78.4% stake of Fuente Matutina S.A., a Uruguayan company that produces mineral water. In addition to increasing our international presence, the purchase of Cympay also increases AmBev's vertical integration in malt, one of our most important raw materials in the production of beer. AmBev also operates Malteria Uruguay through its wholly-owned Argentine subsidiary, Malteria Pampa S.A.

Soft Drinks

Sales of soft drinks represented approximately 15.3% of AmBev's net sales in 2000, totaling US$410.3 million on sales volumes of 17.2 million hectoliters. We export a small amount of our soft drinks. These exports represented less than 1% of our revenues in each of the last three fiscal years.

AmBev focuses on a core soft drink portfolio that offers the following brands: *Guaraná Antarctica*, *Pepsi* and *Sukita* orange soda. Our soft drinks are sold and distributed through our beer distribution network, which serves on-premise points of sale, as well as in all of Brazil's leading supermarkets. *Guaraná Antarctica* is also sold in major fast-food outlets such as McDonald's and Pizza Hut.

The following table sets forth the market shares of AmBev's principal leading soft drink brand portfolios by volume in Brazil in 2000:

Brand	
Antarctica	9.5%
Pepsi	4.3%
Brahma	3.6%

Source: Nielsen

Other Beverage Products

We produce mineral water, isotonic sport drinks, iced tea and packaged and post-mix fruit juices which we sell and distribute through our beer distribution networks. Net sales of these products (including sales of malt) amounted to US$58.8 million in 2000, or approximately 2.2% of our net sales.

The *Fratelli Vita* brand of mineral water and the *Marathon* brand of isotonic sport drinks. According to Nielsen, the Brazilian water market was 5.2 million hectoliters in 2000 and we had a 1.7% share of that market by volume.

The isotonic beverage market is relatively new to Brazil, and the total market was 290,000 hectoliters in 2000, according to Nielsen. Our *Marathon* brand is the second most popular brand in this market, with a 15% market share by volume in 2000 according to Nielsen . Our biggest competitor is *Gatorade*, the market leader in this segment, with a market share during that same period of 72.3% (Nielsen).

The Brazilian iced tea market was approximately 370,000 hectoliters in 2000, according to Nielsen. AmBev participates in the Brazilian iced tea market through a joint venture with Indústrias Gessy Lever Ltda. under which AmBev has the exclusive right to sell *Lipton* brand iced tea in Brazil. This brand is the market leader in the iced tea segment, with an estimated market share of 41% in 2000, according to Nielsen. Our principal competitors in this market include *Leão*, with market share in 2000 of 39.8, according to Nielsen.

New Developments

On November 30, 2000, AmBev and Souza Cruz S.A. (a subsidiary of British American Tobacco p.l.c.) announced the formation of a joint venture to manage the purchase of indirect materials that are non-strategic to the production process, and of services through a "B2B - Business to Business" portal over the Internet. The purpose of this initiative is to create benefits for the supply chain, choosing the best practices, optimizing processes, rationalizing costs and promoting the access of all and any suppliers to the purchasing companies, obtaining better competitive conditions and guaranteeing the transparency of the transactions. On December 26, 2000, AmBev invested R$25 million to incorporate Agrega Inteligência em Compras Ltda. (Agrega), of which it owns 50%. The documents relating to the creation of Agrega were presented to CADE for evaluation and the Company awaits its decision.

The Brazilian government has announced that it may be forced to introduce measures for electric power rationing in the upcoming months due to reduced hydroelectric generation caused by recent droughts. Although AmBev is not an energy intensive company, its energy need at peak consumption is

around 120 megawatts per hour (MWh). Energy costs represent approximately 2% of AmBev's costs of goods sold. AmBev currently has capacity to generate 12 MWh at its plant in Rio de Janeiro, and plans to expand such capacity by 5 MWh by the end of 2001. AmBev plans to add co-generation in 9 plants by the end of 2002, increasing its co-generation capacity to 80 MWh in the next 12 to 18 months. AmBev recently purchased 10 mobile generators to reinforce its energy supply system, which may be allocated accordingly to the priorities of the plants or distribution centers. In total, AmBev has 28 fixed generators, which currently, with the use of its mobile generators, produces 45% of its energy needs. AmBev also plans to rent or purchase additional generators for those plants located in the most affected regions. AmBev has already began to implement energy saving measures, such as air conditioning rationing and engines changes, among others.

AmBev's sales force is also working closely with retailers and distributors to educate them on energy consumption and proper use of our coolers during any period of rationing. We believe that energy consumption of AmBev's coolers represents a small portion of energy consumption in the points of sales.

Joint Ventures and Strategic Alliances

In 1997 AmBev acquired Pepsi-Cola Engarrafadora Ltda. and PCE Bebidas Ltda., PepsiCo bottlers in southern and southeastern Brazil and at the same time acquired the exclusive rights to produce, sell and distribute *Pepsi* soft drink products in northeastern Brazil. In 1999, AmBev obtained the exclusive rights to produce, sell and distribute *Pepsi* soft drink products throughout Brazil. On October 9, 2000, following the combination, AmBev entered into a new franchise agreement with PepsiCo which terminated the Brahma franchise agreement and granted AmBev sole bottler and distributor rights for *Pepsi* soft drink products in Brazil. Our PepsiCo franchise agreement expires in 2017, and thereafter, will be automatically renewed for additional ten-year terms absent two years' prior notice by either party of its intent not to renew the contract following the expiration of the initial or any subsequent term.

In October 1999, AmBev entered into a memorandum of understanding with PepsiCo pursuant to which PepsiCo agreed to license or sell our leading soft drink product, *Guaraná Antarctica*, for bottling, sale and distribution by PepsiCo outside of Brazil. Since April 2000, when CADE approved the controlling shareholders' contribution, AmBev has been working towards implementing the licensing or sale of *Guaraná Antarctica* with PepsiCo and negotiating the specific terms and conditions of the licensing or sale of guaraná concentrate or guaraná soft drinks.

In September 1995, we entered into a 50-50% joint venture agreement with Miller Brewing Company to produce and market *Miller Genuine Draft* in Brazil and, in the future, in other South American markets. Under the joint venture agreement, Miller Brewing do Brasil Ltda. was created to import and distribute Miller's products in Brazil through our distribution network. The joint venture agreement has a term of 15 years and expires on December 31, 2010. The joint venture may be terminated by either party in the event performance targets are not met by the joint venture, or in case of noncompliance by either party with their obligations for more than 30 days after notice.

The production of *Miller Genuine Draft* in Brazil began in September 1996 in our Jacareí facility. The product is now distributed throughout Brazil, in both long-neck bottles and aluminum cans, as a super premium brand. Through our distribution network, Miller Brewing do Brasil sold 164 thousand hectoliters of *Miller* beer in 2000. Miller's market share of the premium market was approximately 8% in 2000 (by sales volume), according to Nielsen. We estimate that the super premium beer market in Brazil currently accounts for approximately 3% of the total Brazilian beer market (by sales volume). AmBev and Miller are currently negotiating a licensing agreement under which AmBev will produce and distribute *Miller Genuine Draft* in Brazil on terms and conditions similar to those of the licensing agreement between AmBev and Carlsberg with respect to the *Skol* brand described below.

In December 1996, our Skol subsidiary entered into a licensing agreement with Carlsberg A/S. Under this agreement, Skol acquired the license to begin the production of *Carlsberg* beer in Brazil for sale and distribution throughout Brazil as well as the rest of South America, as a super premium brand. In addition, pursuant to the agreement, Skol acquired the right to use the *Carlsberg* brand name in South American countries other than Brazil. The licensing agreement is part of a general cooperation agreement between Skol and Carlsberg, which allows for the parties to enter into various licensing agreements. The current licensing agreement has a term of 20 years, expiring on October 1, 2016, renewable for 10 additional years. If renewed, the agreement may be terminated by either party upon prior 12-month notice after January 1, 2018. Carlsberg may also terminate the agreement in the event of transfer of control of our Skol subsidiary.

Production of *Carlsberg* beer began in the second quarter of 1997. In 2000, we distributed 44,000 hectoliters of *Carlsberg* beer. According to Nielsen, *Carlsberg* beer had an approximately 2% share of the super premium beer market in 2000 (by sales volume).

In August 1997, Fratelli Vita Bebidas Ltda., a subsidiary of Brahma, entered into a joint venture with Indústrias Gessy Lever Ltda., a subsidiary of Unilever NV, creating Ice Tea do Brasil Ltda. The two companies have an equal interest of 50% of the total shares of Ice Tea do Brasil. The joint venture agreement will be in force until December 31, 2002, and is renewable for additional five-year periods. The agreement can be terminated by either party in the event performance targets are not met by the joint venture, or in the event of transfer of control of either party.

Distribution and Sales

Distribution

AmBev maintains an extensive third-party and direct distribution system, which has enhanced the penetration of our brands throughout Brazil. Control of a strong distribution network is currently an advantage in the Brazilian marketplace due to the large number of small points of sale and because the majority of beer products are sold in returnable bottles, which must be transported both to and from the points of sale. In addition, the Brazilian beer market is characterized by a high proportion of on-premise consumption (restaurants and bars) relative to off-premise consumption (at home). According to Nielsen, approximately 73% of the beer sold in 2000 was consumed on-premise in bars, restaurants and small retail establishments, with the remaining 27% of sales from supermarkets. Because on-premise beer sales are typically delivered in returnable bottles (which, according to Nielsen, represented approximately 70% of beer packaging in 2000), the capital expenditures and the commitments necessary to develop an efficient bottling operation constitutes a significant barrier to entry in the Brazilian beverage industry. However, as is the case in more developed beverage markets, non-returnable packaging in the Brazilian market has grown significantly in recent years and may continue to rise.

AmBev currently maintains three separate third-party distribution networks. Combined, these distribution networks reach over one million individual points of sale in Brazil. AmBev currently is in the process of introducing multiple-brand distribution (in which one third-party distributor distributes two or more of our brand portfolios) in select geographical areas, while maintaining separate sales forces for each brand, which we believe is necessary in order to maintain the proper incentive structures within our sales forces. The consolidation of multi-brand distribution, both in direct and third-party, is expected to give rise to significant cost savings.

AmBev utilizes the "pre-sell" system as its principal method of sales in Brazil. Under the pre-sell system, a separate sales staff obtains orders from customers prior to the time of delivery by trucks. The pre-sell system enables us to utilize our trucks more efficiently, since our route trucks can be loaded with precisely the amount needed to fill our customers' orders, and it also provides us with real-time

information about the product and presentation needs of our customers as our sales staff relays order information to our headquarters using hand-held computers.

A major initiative of AmBev has been to continuously improve its distribution network in order to increase the volume of sales and deliveries per distributor, thus achieving economies of scale. In connection with our on-going goal of increasing the efficiency of our distribution networks, we developed an "Excellence Program" to evaluate, educate and motivate our distributor partners. The Excellence Program allows us to compare and contrast all third party and direct distribution operations and is a tool for standardizing the specific operating procedures needed to run an efficient distribution operation and to maintain brand integrity. This program was implemented in 1992 in the Brahma and Skol distribution network and in 1999 in the Antarctica network of distributors. As part of our Excellence Program, we have significantly reduced the number of distributors since 1994 and focused on increasing the volume and the quality of the service provided by these distributors. We also intend to expand our direct distribution system from its current approximately 23% of our distributed volumes to between 40% and 50% over the next five years. As our direct distribution system expands, we expect to incur additional selling, general and administrative expenses as a result of, among other things, expansion of our sales force and increased transportation costs. However, we expect that this additional cost will be compensated for by additional revenue. The growth of our direct distribution network will allow us to increase revenue per hectoliter as we start to receive former distributors' margins. More importantly, it will also enable us to control distribution directly in key strategic and high volume regions.

Third-Party Distribution Network

AmBev's third-party distribution network, currently the primary means of distribution for AmBev's products in Brazil, distributed approximately 77% of AmBev's volume in 2000. We have exclusive agreements with approximately 700 independent distributors who collectively cover all 26 states and the Federal District. As we seek to improve efficiencies in our distribution network, including economies of scale, we will seek to consolidate our third-party distribution network.. See "—Direct Distribution System".

Our distribution agreements require the distributor to carry exclusively our *Brahma*, *Skol* and *Antarctica* beer products as well as AmBev's soft drink core portfolio and grant the distributor exclusive rights to sell such products within a defined area. The distributors may distribute other products, provided that such products are not produced by AmBev's competitors, unless AmBev expressly authorizes it. Generally, these agreements have an initial term of between one and five years and are renewable for an additional term after which the contract may become open-ended. All sales to distributors are made "free on board" (FOB).

The number of distributors within an area is determined by considering, among other things, market needs, number of points of sale, geographic features and the availability of communications systems. AmBev's sales volume is not concentrated in any one distributor within any particular area.

Our third-party distributors pay for our products either in cash at time of delivery or through a credit arrangement. Credit terms are typically based on the distance between the distributor and plant, with one extra day to make payment for each 300 kilometers between the plant and the geographical region covered by the distributor. AmBev's current average credit terms with its distributors are approximately two days. Credit is granted at prevailing market rates.

AmBev has an administrative team dedicated to providing support to its third party distributors and to improving the efficiency and reducing the costs of its third party distributors. Under our Excellence Program we continually seek to optimize practices for cost reduction, sales effectiveness and customer service. AmBev has also developed several other innovative programs aimed at improving its

distribution network, such as educational programs at our in-house training academy for our in-house and third-party distribution personnel, and weekly sales force training through video satellite feeds containing market updates and information on our current strategic initiatives.

Direct Distribution System

In addition to our third-party distribution networks, AmBev operates a direct distribution system which distributes AmBev products directly to points of sale, including for both on-premise and off-premise consumption. AmBev's direct distribution system includes 24 direct distribution centers that together delivered approximately 23% of our beverage products by volume in 2000. We intend to expand our direct distribution system to larger urban areas presently served by our third-party distribution network and expect direct sales to account for up to between 40% and 50% of our sales by volume in the next five years, reducing the number of third-party distributors.

Sales

Points of Sale

AmBev's Brazilian sales operations are divided into six geographic regions and our products are sold in over one million points of sale throughout Brazil. We sell our beverage products throughout Brazil to:

- retail establishments such as restaurants, bars and small- and medium-sized retail outlets, primarily for on-premise consumption; and
- supermarket chains for off-premise consumption.

While over two-thirds of our beer sales are on-premise sales, approximately half of our soft drink sales are on-premise.

Terms of Sale

Most of AmBev's sales are on a cash basis. Direct sales to selected customers, such as major supermarkets, fast-food restaurants, convenience stores, some of our third-party distributors and other major customers may be made on a credit basis, with terms of up to 21 days. The terms and other credit conditions will often depend on competitive factors and the strategic importance of the buyer.

Sales Force

AmBev maintains a separate sales force for each of its three brand portfolios, whose responsibilities are divided by geographic region. These sales forces monitor the performance of AmBev's products in several different ways, including evaluation of sales by brand, presentation (packaging) and distribution channel.

AmBev's own sales representatives, also organized along product lines, are responsible for dealing with large direct sales clients such as supermarkets and fast-food chains, and for sales efforts along AmBev's direct distribution routes. Sales personnel are offered various incentive packages designed to maximize volumes at given price levels and to prevent "cannibalizing" sales from other AmBev brands.

Pricing

Since the Brazilian government deregulated beer prices in 1990, AmBev's pricing has generally been based upon a reference price issued periodically by its headquarters. The final selling price in each of its six market regions is based on the reference price, and takes into account local taxes and competitive pressures. Actual prices are reported daily through AmBev's information network, so that the corporate staff is able to monitor discount levels and detect market trends. When determining the reference price, AmBev considers many factors, each of which varies in importance from time to time. These factors

include general economic conditions, regional taxes, the success and profitability of AmBev's various product presentations, the prices of its competitors, the effects of inflation and the level of its costs. AmBev works continuously with its point-of-sale retailers to promote competitively optimal pricing. There is currently no regulation of wholesale or retail beer or soft drink prices in Brazil.

Sales of AmBev's products are not dependent upon any single customer. AmBev's largest customer accounted for less than 3% of AmBev's total net sales in 2000.

Advertising and Promotional Activity

AmBev advertises and promotes its products through television and other media advertising campaigns, including billboards, and through the sponsorship of recreational events. In addition, AmBev engages in various point of sale promotions, such as end-aisle displays and special contests, aimed at enhancing consumer preference for its brands. In certain competitively key outlets, AmBev provides its point of sale establishments with "branded" furniture featuring AmBev's products' logos and distinctive color schemes, and, where competitively appropriate, promotional banners and posters advertising the pricing of its products at that establishment. These programs allow AmBev to gain visual dominance of particular points of sale, strengthening its brand and encouraging customers to purchase its products.

On May 24, 2001, AmBev signed an agreement with the Brazilian Soccer Association (CBF) for sponsorship of the Brazilian national soccer team. *The Guaraná Antarctica* brand logo will be displayed on the Brazilian national soccer team training shirt. According to the sponsorship agreement, AmBev may also run other promotions, use illustrated cans, points-of-sale merchandising materials and advertising campaigns, which may be extended to all of AmBev's beverage portfolio. AmBev has chosen *Guaraná Antarctica* as the soft drinks brand to initiate its sponsorship campaign. AmBev will pay the CBF US$10 million annually for 18 years.

A recent key marketing initiative has been the introduction into the Brazilian market of our custom-made coolers for use in points of sale focusing on on-premise consumption, especially designed and built to chill beer at the optimal temperature for consumption in Brazil. Before these coolers were introduced to the points of sale, most beer in Brazil was presented to consumers in refrigerators designed to chill soft drinks. Our special coolers, decorated to maximize the visual impact of our *Brahma*, *Skol* and *Antarctica* brands, chill our beer products to sub-zero (centigrade) temperatures and have been shown to significantly increase volume sales at their locations. Our coolers, however, depend on a consistent supply of electric power and Brazilian authorities have announced that they may be forced to reduce power supplies in the upcoming months due to reduced hydroelectric generation caused by recent droughts. To the extent these reductions affect our production of beer and soft drinks, as well as, the operation of our coolers and the ability of retailers generally to deliver our products at the chilled temperatures our customers prefer, our sales could be negative affected. To date we have installed 48,000 special coolers in key strategic locations. AmBev plans to install another 100,000 over the next two years at competitively significant points of sale.

AmBev regularly conducts market surveys to monitor the image of our products and the effectiveness of our marketing activities. Within the past few years we initiated several marketing plans, which were designed to assist in making selling strategy decisions for each environment in which we compete. AmBev also uses a telephone service, the "Consumer Service Center", which enables us to listen to consumers' comments about our products and which receives approximately 20,000 calls per month from consumers. Communication with consumers is a major priority for AmBev and has been improved by the creation of websites for each of AmBev's principal beverage brands.

Product Presentations

The substantial majority of AmBev's beer sales are made in returnable 600 milliliter glass bottles. In order to maximize sales and per capita consumption of its products, AmBev examines sales data on a regular basis in an effort to develop a mix of product presentations to best satisfy its customers. The following table sets forth the historical presentations for AmBev's beer products:

	Year Ended December 31,	
	2000[(1)]	1999[(1)]
Presentation		
Returnable glass bottles	70%	72%
Cans	25	23
Nonreturnable glass bottles	4	4
Barrels (draft beer)	2	1

(1) Reflects combined Brahma and Antarctica data.

Packaging in the Brazilian beer market has been characterized by the predominance of returnable glass bottles. However, the cans segment grew after 1994 due to favorable foreign exchange rates, which made it cheaper to import aluminum used for can production, as well as the decision by some supermarkets to discontinue the sale of returnable bottles. The use of cans increased significantly in 1997 and 1998 due to an increase in aluminum can production capacity in the domestic market, which caused the price of cans to decline. Aluminum can prices recently increased as a result of the devaluation of the *real* in January 1999. Beverage sales in cans are generally less profitable for AmBev because of the lower margins attributable to non-returnable packages. Cans are particularly popular with supermarket vendors, primarily because they prefer not to allocate the additional space necessary to store returnable bottles.

The soft drink industry in Brazil moved rapidly to the less-profitable one-way plastic bottles and cans as opposed to returnable glass bottles during the early 1990's. The following tables set forth the packaging presentation of AmBev's soft drink products:

	Year Ended December 31,			
	2000[(1)]	1999[(1)]	1998[(1)]	1997[(1)]
Presentation				
One-Way Plastic Bottles	63%	62%	65%	66%
Cans	23	19	15	11
Returnable Glass Bottles	13	18	20	22
Post Mix	1	1	1	2

(1) Reflects combined Brahma and Antarctica data.

Competition

Beer

Beer manufacturers compete for market share through brand preference, distribution, product availability, pricing, product packaging, consumer promotions and service provided to retail outlets, including merchandising equipment, maintenance of bottle inventories and frequency of visits.

Until July 1999, when Brahma and Antarctica came under the common control of AmBev, the Brazilian beer market had three major producers: Brahma, which was the market leader through its *Brahma* and *Skol* brands, followed by Antarctica, owner of the *Antarctica Pilsen* and *Bavaria Pilsen* brands (the latter of which we have since sold to Molson Inc. pursuant to our performance agreement with CADE), and Cervejarias Kaiser Brasil Ltda., owner of the *Kaiser Pilsen* brand. In 1999, these three

companies accounted for approximately 87% of beer sales in Brazil, according to Nielsen. Following the combination and the subsequent sale of the *Bavaria* brand of AmBev to Molson Inc., the leading participant in the Brazilian beer market is AmBev, followed by Kaiser, Schincariol and Molson Inc. The beer business in Brazil is characterized by strong competition among these major producers, with each engaged in intensive advertising and promotional campaigns, the introduction of new brands and the development of more convenient forms of packaging.

The following table sets forth the estimated market shares rounded to the nearest whole number, based on sales volume, of each major beer portfolio in Brazil for each of the periods indicated:

	Year Ended December 31,					
Portfolio	**2000**	**1999**	**1998**	**1997**	**1996**	**1995**
Brahma	23%	22%	24%	27%	31%	31%
Skol	30	27	24	22	19	15
Antarctica	16	18	19	24	26	31
Bavaria	4	6	7	1	—	—
Kaiser	14	15	16	17	16	15
Schincariol	9	8	7	7	5	6
Other	4	5	4	3	2	2

Source: Nielsen

AmBev's largest competitor is Cervejarias Kaiser Brasil Ltda., a joint venture created in 1982 by Heineken N.V., the Coca-Cola Company and 18 Brazilian Coca-Cola bottlers. Kaiser's product portfolio includes *Kaiser Pilsen*, *Kaiser Bock*, *Kaiser Gold*, *Summer Draft* and *Heineken*. Generally, Kaiser's prices are lower than AmBev's in comparable market segments. With the support of Heineken and Coca-Cola, Kaiser has been and will remain a significant competitor in our markets. Kaiser held approximately 13.7% of the Brazilian beer market in 2000 by volume (Nielsen).

Schincariol, which held approximately 9.1% of the Brazilian beer market in 2000 by volume, is a lower-priced beer produced by Cervejaria Schincariol S.A. and is sold principally in the southeastern and northeastern region of Brazil. Schincariol's products are generally priced at a discount to AmBev's and Kaiser's products.

Molson entered the Brazilian beer in 2000 market with the purchase of the *Bavaria* brand and related assets from AmBev. The *Bavaria* brand held approximately 4% of the Brazilian beer market in 2000 by volume. We expect Molson to be a material competitor in our principal market.

The remaining 4% of the Brazilian beer market in 2000 was accounted for by small breweries and imported beers. Sales of imported beer are not significant in Brazil, due to the high costs of shipping beer to Brazil and an import tariff of 20% of the import price, except for products from Mercosur countries, which are duty-free. We estimate that imports accounted for less than 1% of total beer consumption by volume in 2000. However, several super-premium or internationally recognized beers are being produced in Brazil under license, including our *Miller* and *Carlsberg* brands and *Heineken* beer (produced by Kaiser). We estimate that in 2000 these beers produced under license in Brazil accounted for approximately 1% of total beer sales by volume.

Our largest competitor in the Argentine market is *Quilmes,* which, based on our estimates, held a substantial majority of the beer market in 2000. Our largest competitor in the Venezuelan market is *Polar,* which, based on our estimates, held a substantial majority of the beer market in 2000. Our largest competitor in Uruguay is *Quilmes*, which we estimate had a majority of that market in 2000.

Soft Drinks

As with beer, soft drink manufacturers compete for market share through brand preference, distribution, product availability, pricing, product packaging, consumer promotions and service provided to retail outlets, including merchandising equipment, maintenance of bottle inventories and frequency of visits. In recent years, price discounting has been frequently used as a means of increasing market share.

Coca-Cola is the market leader in the soft drink market with a strong competitive position. In 2000, Coca-Cola had a market share of approximately 50% of the Brazilian soft drink market (Nielsen). We anticipate that Coca-Cola will continue to be a key competitor.

Our core portfolio of soft drink brands (*Guaraná Antarctica, Pepsi* and *Sukita*) had a combined market share of approximately 17% in 2000 (Nielsen). The approximate remaining 33% of soft drink volume comes from hundreds of small regional companies who position their products, called *tubainas*, as low-price "B-brands", focusing on low-income consumers. The *tubaínas* have a significant presence in the flavor segment, such as guaraná, lemon, orange and grape. Although B-brands have become a significant player in the consolidated soft drink market, we believe that it will be difficult for them to grow significantly beyond their current 33% market share, in part because B-brands will find it increasingly difficult to avoid payment of taxes if they increase in size. Improvements in tax collection will also put pressure on these manufacturers to register accurately sales invoices. The following table sets forth the estimated market shares, based on sales volume, of each major brand portfolio of soft drinks in Brazil for each of the periods indicated:

	Year Ended December 31,					
Brand	**2000**	**1999**	**1998**	**1997**	**1996**	**1995**
Coca-Cola	50%	48%	49%	50%	52%	52%
Antarctica	10	11	12	12	13	14
Brahma	4	5	7	10	9	8
Pepsi	4	5	6	7	9	9
Other	33	32	26	21	18	18

Source: Nielsen

The Brazilian soft drink market has historically been divided into three pricing tiers, with *Coca-Cola* and *Guaraná Antarctica* occupying the top (highest-priced) tier. The second pricing tier consisted principally of our *Pepsi*, *Brahma Guaraná* and *Soda Limonada* products and Coca-Cola's *Sprite* and *Fanta* products. The remaining soft drink brands and products, the B-brand *tubaínas*, occupy the third tier. Beginning in the first half of 1999, some of Coca-Cola's Brazilian bottlers adopted a strategy of price discounting which changed the prior pricing structure of the market, as reflected in the table below, which shows the average prices of the most popular soft drinks sold in the Brazilian market in 2000:

Brand	**Price (R$/2 liters)**
Coca-Cola	R$1.81
Soda Limonada Antarctica	1.73
Guaraná Antarctica	1.69
Fanta Laranja	1.61
Seven Up	1.57
Sprite	1.57
Pepsi	1.53
Sukita	1.45
Brahma Guaraná	1.30

Source: Nielsen

Coca-Cola's price discounting in 1999 and early 2000 was partly a response to the growth in market share of B-brands, which had risen from 13% in 1993 to 32.9% in 2000 according to Nielsen, driven largely by low prices (B-brands sell at roughly half the price of premium brands), the use of large non-returnable packaging such as two-liter PET bottles, and strong marketing efforts by supermarkets. Despite the share growth of B-brands, premium brand volume sales have risen 11% between 1995 and 2000 according to Nielsen, due in part to improved economic conditions in Brazil. AmBev's strategy has been to protect its margins by avoiding the kind of price discounting engaged in by Coca-Cola, and to promote the use of returnable bottles, which generally are more profitable to manufacturers.

Production and Availability of Raw Materials

Beer and Soft Drink Production

Beer production involves several raw materials and production stages. The main ingredient in beer is malt, which is produced by germinating and roasting barley in a process called "malting". Malt is mixed with water, hops and corn grits or rice in the proportions necessary to obtain the desired taste. The resulting mixture is called wort. Wort is fermented with selected yeasts to produce beer, which is then filtered and bottled. In addition to these natural ingredients, delivery of the product to consumers requires packaging such as bottles, labels, crown caps and aluminum cans.

As a result of significant capital investments in modernizing and expanding our physical plants over the past decade, AmBev now has a number of technologically advanced production facilities. Over two-thirds of AmBev's facilities are certified under ISO 9001, ISO 9002 or ISO 14000. AmBev's former Antarctica facilities are scheduled to begin the ISO certification process in 2001. In addition, as a result of our relations with Miller and Carlsberg, AmBev has had access to production technology and processes used by other leading international beer producers. For example, AmBev utilizes a micro-filtration process used by Miller in producing *Miller Genuine Draft* beer, which has the result of prolonging the shelf life of draft beer without pasteurization.

The different beer brands share the same production process until the filtration stage, relatively late in the brewing process, thus maintaining production efficiency.

Soft drinks are produced by mixing water, flavored concentrate and sweetener. Water is processed to eliminate mineral salts and filtered to eliminate impurities. Purified water is combined with processed sugar or, in the case of diet soft drinks, with artificial sweeteners, and concentrate. Carbon dioxide gas is injected into the mixture to produce carbonation. Immediately following carbonation, the mixture is bottled.

AmBev believes that most of its supply agreements for raw materials contain standard commercial terms. AmBev is not dependent on any one supplier for a significant portion of its raw materials and the loss of any one or limited group of suppliers would not have a materially adverse effect on its sources of supply. In the past five years, AmBev has not experienced any material difficulties in obtaining adequate supplies of raw materials at satisfactory prices.

For information on AmBev's production facilities, see "—Property, Plant and Equipment".

Raw Materials

Beer

The principal raw materials used in AmBev's production of beer are malting barley, corn syrup, rice, hops and water.

Barley and Malt. Malt requirements are met by local and international suppliers and our own malting facilities. In the recent past, AmBev has purchased as much as 25% of its malt in international markets outside of South America, at prevailing market rates, which depend partially on the quality of the barley harvests, and the remaining 75% within South America. AmBev has the ability to produce over half of its malt needs from its own malting facilities in Brazil, Argentina and Uruguay. AmBev can either sell part of its malt production to third parties or use it in its own production. AmBev contracts its annual malt needs in the last quarter of the year for the following year's requirements.

Market prices of barley and malt have been relatively volatile. For instance, we estimate that the average price of malt FOB Europe in 2000 was approximately US$260 per ton, compared to US$384 per ton in 1996. We believe that having our own production facilities helps to partly offset this price volatility.

Hops. There are two types of hops used in AmBev's beer production: hops used to give beer its distinctive bitter flavor, which AmBev generally imports from the United States, and hops used to give beer its distinctive aroma, which AmBev generally imports from Europe. AmBev acquires hops from several international suppliers. Typical import contracts are entered into for three-year terms.

Water. Water represents a small portion of raw material costs. Water needs to be treated both before its use in the production process and before disposal. AmBev obtains its water requirements from lakes and reservoirs, from deep wells located near its breweries, from rivers adjoining its plants and from public utilities. AmBev monitors the quality, taste and composition of the water it uses, and treats it to remove impurities and to comply with its own quality standards and applicable regulations. As a result of advances in technology, AmBev has reduced its water consumption per hectoliter produced. AmBev does not foresee any shortage in its current water supply.

Substantially all other raw materials, including corn syrup and rice, are purchased locally.

Soft Drinks

The principal raw materials involved in the manufacture of AmBev's soft drink products include concentrate (including guaraná extract), sugar, sweetener, water and carbon dioxide gas. Most of these materials are obtained from local suppliers. AmBev also has a 550 hectare facility that provides us with 50 to 60 tons of guaraná seeds per year, about 18% of AmBev's requirements, with the remainder purchased directly from independent farmers in the Amazon region. AmBev produces its own concentrates for its own soft drink production and mixes the concentrate with sugar and carbonated water at its soft drink and mixed production facilities. The concentrate for *Pepsi* soft drink products is purchased from PepsiCo.

AmBev produces all of the fruit juice pulp and concentrate that it uses to produce fruit flavored soft drinks using fruit purchased from large commercial suppliers.

Packaging

Packaging costs comprise the cost of nonreturnable glass bottles, aluminum cans, steel kegs, labels, closures, crown caps and paper. The higher cost of glass bottles relative to aluminum cans is offset by their longer useful life.

Until 1996, Latas de Alumínio S.A.-Latasa was the sole supplier of cans in Brazil. Following a period of favorable foreign exchange rates which caused the cost of imported aluminum to be reduced, new can producers such as Latapack Ball entered the Brazilian market, encouraged by AmBev in order to promote competition. As a result of increased competition, commencing in 1998 the price of cans fell to international levels, and AmBev increased its sales of canned products from 17% in 1997 (for Brahma) to 25% in 2000 for beer, and from 12% in 1997 to 23% in 2000 for soft drinks. In 1999, Brahma started

to explore the use of steel cans, which are acquired from Companhia Metallic Nordeste, to mitigate a possible rise in the cost of aluminum.

AmBev generally purchases all of the glass bottles used in packaging its beverage products from St. Gobain Emballage, Owens-Illinois Glass Containers and Companhia Industrial de Vidros. AmBev obtains the labels for its beer and soft drink products principally from local suppliers, Dixie/Toga and Grafica, a subsidiary of the Zerrenner Foundation. Closures and crown caps are principally purchased from Alcoa Alumínio and Petropar (in the case of closures) and from five other local suppliers.

Most of AmBev's plants have polyethylene terephthalate (PET) blowing facilities provided by bottle manufacturers. PET is the material used to make one-way plastic bottles for soft drinks. On-premises PET blowing allows for substantial savings in transportation and storage costs. We also purchase non-returnable plastic bottles from several suppliers, principally Plastipack and Petropar. We recently introduced shrink-wrap containers for our packages of multiple plastic bottles and cans to reduce production and transportation costs.

Research and Development

AmBev maintains a state-of-the art pilot brewery and laboratory at its plant in Guarulhos, staffed by 12 employees, to test new brewing processes and products. We conduct research regarding developments in the beverage market on an ongoing basis. Our process technology standardization program allows us to monitor production processes, standardize operations and train personnel. This provides us with increased control over our manufacturing processes. In addition, the productivity program identifies opportunities for operational and technological improvements in our facilities. The systematic monitoring of performance has enabled us to maximize our production facilities while reducing fixed and variable costs. We are actively engaged in agricultural research and development to improve the quality of the barley and guaraná used in our beer and soft drink production. Agricultural research takes place on 40.8 hectares of land devoted to barley and 505 hectares of land devoted to guaraná.

Regulation

General

Unlike many other countries, Brazil does not heavily regulate the production and marketing of alcoholic beverages. In Brazil, it is illegal to serve alcoholic beverages to persons under 18 years of age. There are no significant regulations, other than compliance with standards imposed by food and health regulatory agencies, applicable to the production and marketing of soft drinks and non-carbonated beverages in Brazil. In addition, there are no licensing requirements for points of sale to sell our beer and soft drink products. For a description of the environmental regulations we are subject to, see "—Property, Plant and Equipment—Environmental Matters".

Environmental Matters

We are subject to Federal, State and local laws and regulations in Brazil, Argentina, Venezuela and Uruguay relating to pollution, the protection of the environment, the management and disposal of hazardous materials and the cleanup of contaminated sites. In particular, these laws regulate, among other things, air and effluent emissions and require hazardous waste disposal sites to conform with environmental standards. Administrative, criminal and civil penalties, including cleanup costs, may be imposed for noncompliance with or liabilities under environmental laws.

In addition to applicable laws, we are subject to compliance with World Bank environmental standards pursuant to a loan facility entered into with the International Finance Corporation (IFC). As part of our compliance with these environmental standards, in 1995 Brahma completed the upgrade of

the wastewater treatment systems at its facilities. Currently, we maintain modern effluent treatment systems in each of our plants, which reduce organic effluents by 95%, as required by applicable legislation. In addition, much of our industrial waste, which is predominantly non-hazardous in nature, is either recycled or sold to third parties.

In 1998, one of Antarctica's subsidiaries, Antarctica da Amazônia S.A., entered into an agreement with the Brazilian Federal environmental agency (IBAMA), under which it committed to maintain and preserve legally protected areas under Brazilian environmental laws and native species of Brazilian nut trees and rubber trees, which are part of the rural property of Fazenda Santa Helena, and not to use some herbicide and biocide products in the farming of guaraná. Fazenda Santa Helena is a cultivation site for the guaraná seed, which is used as the main raw material in the production of the guaraná soft drinks by Antarctica. One of CBB's current subsidiaries, Indústria de Bebidas Antarctica do Norte—Nordeste S.A. (Norte—Nordeste), is the successor to Antarctica da Amazônia S.A.'s obligations under the agreement with IBAMA.

Several years ago, AmBev initiated an internal environmental policy program to help ensure compliance with environmental regulations and, beginning in 1995, established an integrated environmental management system by hiring and training environmental supervisors. After the combination, this policy was extended to Antarctica's plants. Our environmental department includes professionals who are exclusively dedicated to the environmental management of our plants, regularly reviewing and, if necessary, revising our environmental policies, conducting environmental evaluations of our plants and training our employees in environmental matters. In addition, we support environmentally friendly projects, including a recycling project and urban community education projects. In 1998, our Minas Gerais–Juatuba facility became the world's first brewery to receive ISO 14001 certification by the Bureau Veritas, the international standard board for ensuring the consistent and measurable quality of environmental controls. As of March 31, 2001, we have nine plants with this certification.

For a number of years, Brahma and Antarctica have made, and AmBev continues to make, significant capital expenditures to upgrade and maintain their facilities in compliance with applicable environmental laws and requirements. Recent expenditures incurred in Brazil, Argentina and Venezuela are as follows:

AmBev Capital Expenditures on Environmental Matters

	Year Ended December 31,			
	2000	1999	1998	1997
	(US$ millions)			
Property, plant and equipment	US$.9	US$1.4	US$5.7	US$16.2
Waste treatment	17.5	6.9	15.4	7.8
	US$18.4	US$8.3	US$21.1	US$24.0

We expect to spend similar amounts on maintaining and upgrading our facilities in upcoming years. Budgeted environmental expenditures of AmBev for the five-year period ending December 31, 2005 total approximately US$102 million. However, additional operating costs and capital expenditures could be incurred if additional or more stringent requirements relevant to our operations are imposed.

We believe that our current operations are in substantial compliance with applicable environmental laws and regulations. We are, however, currently engaged in litigation under Brazilian environmental laws and regulations relating to two of our facilities. See "Item 8—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Environmental Matters".

Intellectual Property

Trademarks

As of April 16, 2001, AmBev had 985 trademarks registered with the Brazilian Institute of Industrial Property (INPI), and used four third-party trademarks under specific license agreements (*Miller, Carlsberg, Pepsi* and *Lipton*). All of these trademarks are protected in all material respects in Brazil. In addition, AmBev has registered its main trademarks or initiated trademark registration processes in 93 countries outside of Brazil, including Argentina, Venezuela, Uruguay and the United States, in order to ensure protection of the names and logos.

The most important trademarks of AmBev, including names and logos, are the following: *AmBev, Brahma*, *Brahma Chopp, Skol, Sukita, Brahma Guaraná*, *Caracu*, *Limão Brahma*, *Malzbier*, *Fratelli Vita*, *Marathon*, *Antarctica, Antarctica Pilsen, Bohemia, Guaraná Antarctica, Polar Pingüim, Polar Export, Kronenbier, Baré, Baré-Cola* and *Guaraná Champagne* (registered in Brazil), *Guaraná Antarctica* (registered outside of Brazil), *Soda Limonada Antarctica, Água Tônica Antarctica*, and *Nectar*. There are no unregistered trademarks in Brazil which are material to the business of AmBev. In Brazil, trademark registration has a term of validity of 10 years, after which it can be renewed for additional 10-year periods. The application for renewal of a trademark must be submitted to the INPI in the last year of validity of the trademark registration, or within six months after the trademark expiration date upon payment of an additional fee. A renewal is only refused by the INPI in the event that any third party argues that the trademark has lapsed due to lack of use during the prior five years, and such fact is deemed by the INPI to have been proven. AmBev expects to apply for renewal of registration of all of its material trademarks, so as to avoid their expiration. There are no material trademarks of AmBev expected to lapse in the near future.

AmBev believes that its significant trademarks are protected in all material respects in the markets in which it currently operates.

Organizational Structure

AmBev is a holding company. The bulk of our operations are conducted through approximately 13 principal operating subsidiaries in four countries, with a total of approximately 17,500 employees at the end of 2000. We are currently restructuring the assets and liabilities of our subsidiaries. The principal components of the restructuring completed to date have been the transfer of substantially all the assets and liabilities of CRBS S.A., PepsiCo Engarrafadora Ltda. and Cervejarias Reunidas Skol to Brahma as of November 1, 2000, and the merger of Brahma into CBB (formerly Antarctica) on March 31, 2001.

The following chart illustrates the ownership structure of AmBev's principal subsidiaries as of May 1, 2001. For a complete list of our material subsidiaries, see Exhibit 8.1 to this annual report.

ORGANIZATIONAL STRUCTURE
AmBev and its Principal Operating Subsidiaries


AmBev
CBB 100%* 100%**
CCBA 70%* 70%**
MALTARIA PAMPA 100%* 100%**
CACN 50.2%* 50.2%**
SALUS 15.5%* 15%**
CYMPAY 95.4%* 95.4%**
ASTRA 43.2%* 50%**
AROSUCO 100%* 100%**
AGUAS CLARAS 97%* 100%**
IBA NORDESTE 64.5%* 82.9%**
IBA SUDESTE 98.8%* 99.7%**
IBA POLAR 96.22%* 97.37%**
MALTARIA URUGUAY 100%* 100%**

* Indicates direct or indirect interest in the total equity of this entity.
** Indicates direct or indirect interest in the voting stock of this entity.

Property, Plant and Equipment

AmBev's properties consist primarily of brewing, malting, bottling, distribution and office facilities in Brazil, Venezuela, Argentina and Uruguay.

AmBev currently has 46 facilities, of which 37 are beverage plants, including 16 breweries (12 in Brazil, 2 in Uruguay, and 1 each in Argentina and Venezuela); 8 soft drink plants which produce *Brahma, Pepsi* and *Antarctica* brand soft drinks; and 13 mixed plants which produce both beer and soft drinks. Our aggregate beer and soft drink production capacity is 131 million hectoliters per year. In 2000, we utilized 68% of our beer and 50% of our soft drink capacity, respectively, leaving an aggregate excess capacity of 49 million hectoliters per year. The total annual beer production capacity of AmBev is 94.4 million hectoliters, of which 89.1 million hectoliters is in Brazil, 2.3 million hectoliters is in Argentina, 2.2 million hectoliters is in Venezuela and approximately 0.75 million hectoliters is in Uruguay. AmBev expanded its Argentine brewery by 50% and added two packaging lines: aluminum cans in January 1998 and returnable bottles in mid-1998. AmBev's total soft drink production capacity is 36.6 million hectoliters, which includes the production of *Brahma, Pepsi* and *Antarctica* brand soft drinks.

AmBev also owns and operates four malt plants, one of which is in Brazil, one in Argentina and two in Uruguay. AmBev's malt plant in Argentina is operated by its subsidiary, Maltería Pampa S.A., which holds 100% of Maltería Uruguay S.A., which owns another malt plant in Uruguay.

AmBev also operates one concentrate plant, 505 hectares of agricultural land which it uses for guaraná production and research, and three barley growing facilities.

In addition, AmBev rents office facilities in São Paulo. The following is a list of our principal production facilities:

Brazil

Plant	Type of Plant
Águas da Serra, São Paulo	beer
Agudos, São Paulo	beer
Brasília, Federal District	beer
Curitiba, Paraná	beer
Equatorial, Maranhão	beer
Estrela, Rio Grande do Sul	beer
Goiânia, Goiás	beer
Jacareí, São Paulo	beer
Lages, Santa Catarina	beer
Montenegro, Rio Grande do Sul	beer
Natal, Rio Grande do Norte	beer
João Pessoa, Paraíba	beer
Águas Claras, Sergipe	mixed
Aquiraz, Ceará	mixed
Camaçari, Bahia	mixed
Cebrasa, Goiás	mixed
Cuiabá, Mato Grosso	mixed
Jaguariúna, São Paulo	mixed
Jacarepaguá, Rio de Janeiro	mixed

Nordeste, Pernambuco	mixed
Nova Rio, Rio de Janeiro	mixed
Manaus, Amazonas	mixed
Minas, Minas Gerais	mixed
Teresina, Piaúi	mixed
Aguas Claras do Sul, Santa Catarina	mixed
Astra, Ceará	soft drinks
Curitibana, Paraná	soft drinks
Contagem, Minas Gerais	soft drinks
Fratelli Vita, Bahia	soft drinks
Jundiaí, São Paulo	soft drinks
Olinda, Pernambuco	soft drinks
Paulínia, São Paulo	soft drinks
Sapucaia, Rio Grande do Sul	soft drinks
Maltaria Navagantes-Porto Alegre, Brazil	malt

International

Plant	Type of Plant
CACN, Venezuela	beer
CCBA, Argentina	beer
Cympay, Uruguay	beer
Salus, Uruguay	beer
Malteria Uruguay, Paysandu, Uruguay	malt
Malteria Pampa, Argentina	malt
Cympay, Paysandu, Uruguay	malt

All of our facilities are owned by AmBev or its subsidiaries, and none of AmBev's plants are leased from third parties. The facilities and/or equipment in Agudos, Jacareí, Minas Gerais, Nordeste, Guarulhos, Águas Claras (Sergipe), Águas Claras do Sul, Rio de Janeiro, Brasília, Teresina, Goiânia, Jaguariúna, Manaus, Montenegro, Aquiraz, Santa Catarina, Cebrasa, Curitiba and Sapucaia branches are encumbered by mortgages to secure long-term loans from the IFC, the Brazilian Economic and Social Development Bank (BNDES) and/or other lenders. The mortgages were provided in connection with financing provided to Brahma and Antarctica to modernize their plants.

AmBev insures its plants and equipment against damage or loss with reputable insurers. In addition, AmBev carries product liability insurance. AmBev does not carry business interruption insurance, which is not available in Brazil on terms that AmBev considers to be commercially reasonable. AmBev believes that the type and amount of insurance it carries conforms with market practices for Brazilian beverage companies and provides prudent levels of coverage for risks associated with AmBev's operations.

AmBev believes that its facilities are adequate in all material respects for the needs of its current and anticipated business operations. However, Brazilian authorities have recently announced that they will be forced to ration power supplies due to reduced hydroelectric generation caused by recent droughts.

Our production, and the production of some of our key suppliers, is substantially dependent on a steady supply of electricity. Electricity shortages could therefore negatively affect our production capacity and harm our sales, particularly during the summer months when demand for our products is at its peak.

History and Development of the Company

For information on the formation of AmBev and the combination of Brahma and Antarctica, see "The Combination and Brazilian Antitrust Approval".

Companhia de Bebidas das Américas – AmBev (AmBev) was incorporated on September 14, 1998. AmBev is a publicly held corporation incorporated under Law No. 6,404 of December 15, 1976, as amended (the Brazilian corporation law), of the Federative Republic of Brazil. Prior to July 1, 1999, it had no operations. On July 1, 1999, the controlling shareholders of Brahma and Antarctica agreed to contribute all of their common and preferred shares in Brahma and Antarctica in exchange for shares of the same type and class of AmBev (the controlling shareholders' contribution). AmBev is domiciled in São Paulo, SP, Brazil, and its principal executive offices are located at Avenida Maria Coelho Aguiar, 215, Bloco F, 6° floor, CEP 05804-900, São Paulo, SP, Brazil, Tel.: (55-11) 3741-7000.

AmBev is the accounting successor of Companhia Cervejaria Brahma (Brahma). Brahma was founded in 1888 as Villiger & Cia., and prior to its merger into Antarctica was one of the oldest brewers in Brazil. The Brahma brand was registered on September 6, 1888, and in 1904 Villiger & Cia. changed its name to Companhia Cervejaria Brahma.

Public Takeover Offers

Public Offer for the Acquisition of Shares of Polar and Norte Nordeste

On May 22, 2000, AmBev announced a public offer for the acquisition of the shares of the minority shareholders of Polar, a publicly held subsidiary of AmBev. The tender required approval at a shareholders' meeting of Polar and by the CVM before it could be extended to the minority shareholders. The public offer was intended to allow for the delisting of the shares of Polar from the São Paulo Stock Exchange and the cancellation of its registration as a publicly held corporation with the CVM.

The public offer for Polar shares was completed on April 17, 2001, when we acquired the percentage of shares necessary to effect the delisting of Polar from the São Paulo Stock Exchange and the cancellation of its registration as publicly held corporation with the CVM. AmBev has acquired 12,513,347 common shares and 21,214,714 preferred shares of Polar, totaling 95.66% of Polar's share capital. The minority shareholders that are holders of the remaining 0.71% shares of Polar may sell their shares to AmBev within 180 days from the shareholders' meeting that approved the financial statements of Polar relating to the fiscal year immediately following the cancellation of its registration as a publicly held corporation, on the same terms offered to the others. AmBev spent a total of approximately US$41.1 million on such share purchase. AmBev expects that the completion of the delisting from the São Paulo Stock Exchange and the cancellation of the registration with the CVM will occur by the end of 2001.

AmBev had previously announced an intent to pursue a voluntary public offer for the acquisition of the shares of the minority shareholders of Norte Nordeste. Due to a recent CVM ruling, however, AmBev recently decided not to pursue this voluntary public offer.

Merger and Name Change

On March 31, 2001, Brahma was merged into Antarctica, and Antarctica changed its name to Companhia Brasileira de Bebidas.

AmBev Reorganization

Prior to Brahma's recent merger into Antarctica (see above), AmBev restructured the assets and liabilities of certain of its subsidiaries. The principal components of the restructuring were the transfer of substantially all the assets and liabilities of CRBS S.A., PepsiCo Engarrafadora Ltda. and Cervejarias Reunidas Skol to Brahma as of November 1, 2000.

Item 5. Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors including, without limitation, those set forth in "Cautionary Statement Regarding Forward-Looking Information" and the matters set forth in this annual report generally.

The following discussion is based on and should be read in conjunction with AmBev's audited consolidated financial statements as at December 31, 2000 and for the three-year period then ended including the notes related to them, appearing elsewhere in this annual report, as well as Antarctica's audited consolidated financial statements as at December 31, 1999 and for the two-year period then ended, including the notes related to them, incorporated by reference into this annual report. The AmBev and Antarctica financial statements have been prepared in U.S. dollars in accordance with U.S. GAAP. AmBev and Antarctica also prepare financial statements in Brazil in *reais* in accordance with accounting principles set forth in the Brazilian corporation law (Law 6404/76, as amended), which are filed with the Brazilian securities commission and used, among other things, for determining dividend payments and tax liabilities in Brazil. Those financial statements are not included in this annual report.

Accounting Aspects of the Combination

Prior to July 1, 1999, the date of the controlling shareholders' contribution, AmBev had no material assets, liabilities or operations. However, for accounting purposes AmBev is treated as the successor to Brahma. As a result, the financial statements of AmBev as of December 31, 1998, 1997 and 1996 and for the years ended December 31, 1998, 1997 and 1996 are substantially the same as the financial statements of Brahma as of such dates and for such periods. As described below, the financial statements of AmBev as of any date and for any period ending after June 30, 1999, reflect the combination of Brahma and Antarctica.

AmBev obtained voting control of Antarctica on July 1, 1999. However, AmBev was subject to interim measures imposed by CADE limiting AmBev's ability to integrate the operations of Brahma and Antarctica. See "The Combination and Brazilian Antitrust Approval". As a result of those interim measures, AmBev was not deemed to have a controlling financial interest in Antarctica for accounting purposes. Consequently, AmBev accounted for its interest in Antarctica under the equity method for the period from July 1, 1999 to March 31, 2000. On April 7, 2000, CADE effectively approved AmBev's acquisition of control of Antarctica and those interim measures ceased to apply, thereby allowing AmBev to consolidate Antarctica for accounting purposes. Accordingly, as of April 1, 2000, Antarctica has been consolidated in AmBev's financial statements.

The acquisition of Antarctica resulted in a purchase price for accounting purposes that exceeded the book value of Antarctica's assets by US$229.6 million. The excess purchase price was allocated to the assets of Antarctica based on the fair value of assets as at June 30, 1999 as follows:

	Depreciable lives	Amounts (in millions)
Tangible assets—property, plant and equipment	10 years	US$72.7
Trademarks	40 years	175.0
Distribution networks	30 years	50.0
Software	5 years	7.6
Book versus tax (temporary difference at date of acquisition)		(75.8)
Excess purchase consideration allocation		US$229.6

Other Acquisitions and Dispositions

In 1997 AmBev acquired Pepsi-Cola Engarrafadora Ltda. and PCE Bebidas Ltda., PepsiCo bottlers in southern and southeastern Brazil and at the same time acquired the exclusive rights to produce, sell and distribute PepsiCo soft drink products in northeastern Brazil. The acquisition gave rise to US$ 39.8 million (at the then-current exchange rate) of goodwill as of December 31, 1997 (which is being depreciated over a 10-year period). In 1999, AmBev obtained the exclusive rights to produce, sell and distribute PepsiCo soft drink products throughout Brazil. See "Item 4—Information about the Company—AmBev's Business Overview—Our Products and Brands—Joint Ventures and Strategic Alliances". AmBev has made a number of smaller acquisitions in recent years. See Note 1(b) to AmBev's consolidated financial statements.

In 1988, we acquired 40% of Malteria Pampa S.A. which owns and operates a malt plant in Argentina and a malt plant in Uruguay. In 1998, AmBev acquired the remaining 60% of Malteria Pampa S.A.'s shares for US$ 52.8 million which gave rise to US$ 33.1 million (at the then-current exchange rate) of goodwill (which is being depreciated over a 40-year period). See Note 1(b)(viii) to AmBev's consolidated financial statements.

On November 6, 2000, AmBev entered into stock and distribution agreements providing for the sale of Bavaria S.A. to Molson Inc. See "The Combination and Brazilian Antitrust Approval—Brazilian Antitrust Approval". Unless otherwise stated, the historical operating and financial data of Antarctica and of AmBev includes the operations of Bavaria through October 31, 2000. In 2000, Bavaria accounted for US$79.5 million of our net sales.

Reporting Currency and Foreign Currency Effects

Our functional currency is the *real*. However, we have elected to present the financial statements included herein in U.S. dollars. Therefore, for each year in the three-year period ended December 31, 2000, we translated all assets and liabilities into U.S. dollars at the then-current exchange rates at the balance sheet dates and all accounts in the statements of operations and cash flows at the average rates of exchange in effect during those periods. The related translation adjustments are included in the cumulative translation adjustment account in shareholders' equity. Foreign exchange transaction gains or losses are reflected directly in income.

Changes in foreign exchange rates have had and are expected to continue to have significant effects on our results of operations and financial condition. See "Item 3—Key Information—Exchange Rate Information", "Item 3—Key Information—Risk Factors—Factors Relating to Brazil—Substantial exchange rate fluctuations could harm AmBev and reduce the market value of our securities" and "Item 4—Information on the Company—Brazilian Beverage Industry Overview". The *real* depreciated by 8.5%, 32.4% and 7.6% against the U.S. dollar in 2000, 1999 and 1998, respectively. Because a

substantial portion of our operating expenses and a substantial portion of our debt is denominated in or linked to U.S. dollars, while substantially all of our revenues are denominated in *reais*, we currently seek to hedge substantially all of our U.S. dollar-denominated debt through a variety of means, including foreign currency swaps and forward contracts. However, there can be no assurance that we will at all times in the future decide to or be able to hedge our foreign currency exposure. In addition, we have historically maintained large balances of cash equivalents and trading securities. Generally, we invest those balances in both *real*- and dollar-denominated instruments in proportions that vary from time to time. Changes in foreign exchange rates will also affect the value of those financial assets and our results, depending on the extent to which those assets are invested in *real*- or dollar-denominated instruments.

The Brazilian general price index, the devaluation of the Brazilian currency against the U.S. dollar and the period-end and average exchange rates are set forth below:

	Year ended December 31,				
	2000	**1999**	**1998**	**1997**	**1996**
Inflation (Brazilian IGP-DI)	9.8%	20.0%	1.7%	7.5%	9.3%
Nominal devaluation of the *real* against the U.S. dollar	8.5%	32.4%	7.6%	6.9%	6.4%
Period-end exchange rate: US $1.00/R$	R$1.96	R$1.79	R$1.21	R$1.12	R$1.04
Average exchange rate(1): US $1.00/R$	R$1.83	R$1.86	R$1.16	R$1.08	R$1.01

(1) Represents the average of the month-end exchange rates during the relevant period.

Taxes

The composite income tax and social contribution tax rate used for establishing our net deferred tax asset for 1997 through 2000 was 33%. Our effective tax rate on income differs significantly from the statutory composite tax rate. The major reasons for the differences have been the effects of certain non-deductible permanent differences (primarily tax contingency provisions and occasionally reversals thereof), different foreign tax rates and tax planning measures, valuation allowances against net operating losses and reversals thereof, benefits arising from payments of interest on shareholders' equity and re-filings of tax returns following changes in interpretation of certain deductions. For 2000, 1999 and 1998, our effective tax rate was a benefit of 134.5%, 42.1% and 69.4%, respectively, of pre-tax income.

We have tax loss carryforward assets available for offset of US$323.7 million at December 31, 2000 including the Antarctica losses, but excluding certain contingent assets accruing from the acquisition of Pepsi-Cola Engarrafadora Ltda. and PCE Bebidas Ltda. in 1997 which we have not recorded. Income tax losses available for offset in Brazil (92.6% of our gross losses at December 31, 2000) do not expire. However, the annual offset is limited to 30% of taxes payable. We have valuation allowances against our tax loss carryforward assets of US$45.7 million at December 31, 2000.

In October 2000, we implemented a significant restructuring of our operating companies in Brazil in order to optimize our income tax losses available for offset and our tax timing differences. This enabled us to recognize and book in income net deferred tax assets of US$19.3 million from the Brahma group companies and US$233.2 million from the Antarctica group companies. At the time we acquired Antarctica on July 1, 1999, the CADE interim restrictions precluded not only our consolidation of Antarctica but also caused significant doubts as to our ability to recover its tax losses; accordingly, we did not include the Antarctica tax assets as part of the net assets acquired.

During 2000, AmBev also restructured its holdings in certain offshore entities, primarily investment companies in Uruguay, as a tax planning measure. This restructuring resulted in certain foreign earnings for 1998, 1999 and first quarter of 2000, no longer being subject to tax. This resulted in a benefit to net income in 2000 of US$ 146.2 million. Similarly, the deferred tax liability was partially reversed to income in 1998 (US$ 18.6 million) following the enactment of a law which confirmed that such earnings will be taxed upon repatriation on a prospective basis.

In common with many companies in Brazil, AmBev has from time to time contested the legality of certain direct and indirect taxes on the grounds that they infringe on AmBev's constitutional rights. If AmBev is not required to pay the tax until a final judicial determination is made, AmBev records a provision in the amount of the tax. In the event that a final judicial ruling is rendered in favor of AmBev, the provision is reversed to income. At December 31, 2000, we have recorded contingency provisions against probable and reasonably estimable losses arising from income and indirect tax assessments and positions taken by AmBev totaling US$206.1 million, an increase over the provisions recorded at December 31, 1999, which excluded Antarctica of US$104.9 million.

Consolidation of the Zerrenner Foundation and Effect on Earnings Per Share

On October 27, 2000, we restructured our employee benefit programs by merging the Brahma Welfare Foundation into the Zerrenner Foundation. The Zerrenner Foundation is one of the three controlling shareholders of AmBev and is a party to the shareholders' agreement described in "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders' Agreement". The Zerrenner Foundation, pursuant to the terms of its by-laws, provides medical, dental, educational and social assistance benefits to current and retired employees of AmBev and their beneficiaries and covered dependents. The Zerrenner Foundation is also permitted, pursuant to the terms of its by-laws, to provide benefits to persons and projects unrelated to AmBev, although the Zerrenner Foundation has historically used its assets almost exclusively for the benefit of employees of Antarctica with their dependents. AmBev is permitted to contribute up to 10% of its Brazilian corporation law consolidated net income to support the Zerrenner Foundation.

As part of the process of merging the Brahma Welfare Foundation into Zerrenner Foundation, an actuarial evaluation was carried out to determine the level of AmBev contributions required to enable the Zerrenner Foundation to provide benefits for all AmBev employees comparable to the benefits formerly provided by the Brahma Welfare Foundation to Brahma employees without having to sell the shares of AmBev held by the Zerrenner Foundation. Based on the actuarial evaluation, AmBev would need to contribute approximately R$100 million over the next several years in order for the Zerrenner Foundation to be able to provide such benefits. On April 27, 2001, as permitted by our by-laws, we made a contribution of US$9.0 million to the Zerrenner Foundation. See Note 21(b) to AmBev's consolidated financial statements.

The Zerrenner Foundation is managed by a Council, an Advisory Council and a Permanent Benefits Commission. The Council consists of a minimum of seven counsilors and a maximum of nine counsilors. As a result of the merger of the Brahma Welfare Foundation and the Zerrenner Foundation, AmBev has the right to appoint two of the Zerrenner Foundation's counsilors. The remaining counsilors are self-appointed by the existing counsilors of the Zerrenner Foundation.

Due to the significant influence that AmBev can exert over the decisions of the Zerrenner Foundation, AmBev's right to nominate certain counsilors, and the fact that disbursements made by the Zerrenner Foundation are almost exclusively for the benefit of AmBev's employees, we have consolidated the net assets of the Zerrenner Foundation on our balance sheet. A substantial part of the assets of the Zerrenner Foundation consist of shares of AmBev. Because we have consolidated the assets of the Zerrenner Foundation, we have included the AmBev shares owned by the Zerrenner Foundation as

treasury shares, rather than as outstanding shares, on our balance sheet, thereby reducing the weighted average number of the number of our outstanding shares. However, for all other purposes, including the right to receive dividends and the right to vote, the AmBev shares owned by the Zerrenner Foundation are treated the same way any other outstanding shares are treated.

One of the effects of our treating the AmBev shares owned by the Zerrenner Foundation as treasury shares is to reduce the number of outstanding shares used in calculating our earnings or loss per share. That results in an increase of our earnings or loss per share. At December 31, 2000, there were 22,144,351,240 and 12,328,741,785 AmBev preferred and common shares, respectively, outstanding, excluding shares owned by the Zerrenner Foundation. At December 31, 2000, the Zerrenner Foundation owned 471,666,665 and 3,621,305,410 AmBev preferred and common shares, respectively. Thus, treating the AmBev shares owned by the Zerrenner Foundation as treasury shares (but in 2000 excluding the shares previously owned by the Brahma Welfare Foundation) resulted in a reduction of the weighted average number of outstanding preferred and common shares of 0.2% and 2.6%, respectively. However, the Zerrenner Foundation was consolidated for purposes of our earnings or loss per share calculation for only two months in 2000. Therefore, in future periods the effect of the consolidation of the Zerrenner Foundation on our earnings per share will be much more significant.

Presentation of Segment Financial Data

AmBev's business is comprised of two main segments: beer and soft drinks, which together accounted for, 97.8%, 97.4% and 97.2% of AmBev's net sales in 2000, 1999 and 1998, respectively, and 100% of Antarctica's net sales in 1999. AmBev reports its business segment data in its U.S. GAAP financial statements in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 requires that segment data be presented on the basis of the internal information that is used by management for assessing performance and making operating decisions, including decisions regarding the allocation of resources among segments. Because AmBev evaluates and manages segment performance based on information generated from its statutory accounting records which are maintained in accordance with Brazilian corporation law, the segment data included in AmBev's U.S. GAAP financial statements is presented under Brazilian corporation law accounting principles, with certain exceptions described below.

The segment financial information presented below has been translated from *reais* into U.S. dollars at the average rate for each period presented. Although the underlying data has been prepared in accordance with accounting principles set forth in Brazilian corporation law, some expenses have not been allocated to the segments as would be required under Brazilian corporation law, including corporate overhead, minority interests, income taxes and financial income and expense. In addition, although our Brazilian corporation law financial statements effectively consolidate Antarctica as of July 1, 1999, the segment data included below and in our consolidated financial statements does not include the results of Antarctica for any period prior to April 1, 2000.

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

In 2000, Antarctica was consolidated for nine months. In 1999, Antarctica was not consolidated. See "—Accounting Aspects of the Combination" and "—Other Acquisitions and Dispositions".

Margin Analysis

The following table sets forth certain items in AmBev's statement of operations expressed as percentages of net sales for the periods indicated:

	Year ended December 31,	
	2000	1999
Net sales	100.0%	100.0%
Cost of sales	(54.8)%	(60.6)%
Gross profit	45.2%	39.4%
Selling and marketing expenses	(14.6)%	(14.9)%
General and administrative expenses	(11.9)%	(11.3)%
Other operating expense, net	(2.2)%	(2.9)%
Operating income	16.5%	10.4%

Segment Data

The following tables set forth, by reportable segment, selected statement of operations data and a comparison of the changes in these items for the periods indicated, as well as a reconciliation of the Brazilian corporation law segment information to the corresponding U.S. GAAP line items. As noted above, the segment data has been prepared in accordance with Brazilian corporation law accounting principles, subject to certain exceptions. For example, although our Brazilian corporation law financial statements effectively consolidated Antarctica as of July 1, 1999, the segment data included below and in our consolidated financial statements does not include the results of Antarctica for any period prior to April 1, 2000. See "—Presentation of Segment Financial Data". See Note 19 to AmBev's consolidated financial statements.

Depreciation and amortization is allocated to costs of sales and operating income in the table set forth below and is also separately included in the table.

	Year ended December 31,		Percentage Change
	2000	1999	2000-1999
	(in thousands)		
Net sales (Brazilian corporation law): (1)			
Beer	US$2,206,780	US$1,516,418	45.5%
Soft drinks	410,343	212,556	93.1%
Other	58,828	60,905	(3.4)%
	2,675,951	1,789,879	49.5%
Adjustments from Brazilian corporation law to U.S. GAAP	(40,714)	(13,936)	192.1%
Total (U.S. GAAP)	2,635,237	1,775,943	48.4%
Cost of sales (Brazilian corporation law): (2)			
Beer	US$1,115,037	US$809,748	37.7%
Soft drinks	272,547	196,965	38.4%
Other	51,861	43,019	20.6%
	1,439,445	1,049,732	37.1%
Adjustments from Brazilian corporation law to U.S. GAAP	(5,393)	26,544	n.a.
Total (U.S. GAAP)	1,444,838	1,076,276	34.2%

	Year ended December 31, 2000	1999	Percentage Change 2000-1999
	(in thousands)		
Gross profit (Brazilian corporation law):			
Beer	US$1,091,743	US$706,670	54.5%
Soft drinks	137,796	15,591	783.8%
Other	6,967	17,886	(61.0)%
	1,236,506	740,147	67.1%
Adjustments from Brazilian corporation law to U.S. GAAP	(46,107)	(40,480)	13.8%
Total (U.S. GAAP)	1,190,398	699,667	70.1%
Operating income (loss) (Brazilian corporation law):(3)			
Beer	US$476,040	US$253,790	87.6%
Soft drinks	21,904	(37,637)	n.a.
Other	(6,873)	4,169	n.a.
	491,071	220,322	122.9%
Adjustments from Brazilian corporation law to U.S. GAAP	(56,268)	(36,183)	55.5%
Total (U.S. GAAP)	US$434,803	US$184,139	136.1%
Depreciation and amortization (Brazilian corporation law):(4)			
Beer	243,449	210,608	15.6%
Soft Drinks	43,213	27,906	54.9%
Other	5,548	2,862	93.9%
	292,210	241,376	21.1%
Adjustments from Brazilian corporation law to U.S. GAAP	(34,037)	(6,473)	425.8%
Total (U.S. GAAP)	US$258,173	US$234,903	9.9%

____

(1) Our U.S. GAAP net sales differed slightly from the results presented under Brazilian corporation law because the revenues of some affiliates, totaling US$39.6 million and US$36.6 million in 2000 and 1999, respectively, are included on a proportional consolidation basis under Brazilian corporation law, whereas those affiliated company revenues are not included in the consolidation under U.S. GAAP. This was offset by our having recorded in net sales US$57.6 million and US$35.8 million in 2000 and 1999, respectively, of value-added sales tax credits under U.S. GAAP, whereas under Brazilian corporation law these credits are recorded directly into shareholders' equity. Other similar credits, which are recorded under Brazilian corporation law as non-operating income (expense), are recorded in net sales under U.S. GAAP. In addition, certain tax contingencies which are recorded in operating income (expense) under Brazilian corporation law accounting principles are recorded in net sales under U.S. GAAP. These tax contingency provisions totalled US$59.1 million and US$13.1 million in 2000 and 1999, respectively.

(2) Cost of sales are similarly affected by differences in consolidation methodology. Additionally, cost of sales is impacted by higher depreciation charges under U.S. GAAP due to the fact that fair value adjustments, intangible assets and goodwill are recorded under U.S. GAAP as a result of acquisitions. Furthermore, under U.S. GAAP, shipping and handling costs are costs of sales, rather than selling and marketing expenses, as is the case under Brazilian corporation law.

(3) Operating income under U.S. GAAP also differs in certain respects from our operating income under Brazilian corporation law principally due to differences in consolidation methodologies, pensions and benefits accounting and, to a lesser extent, to certain gains or losses, which are recorded as non-operating income (expense) under Brazilian corporation law, that are recorded in the appropriate statement of operations line item under U.S.

GAAP; for example, gains or losses arising from the disposal of property, plant and equipment are recorded as other operating income (expense) under U.S. GAAP.

(4) Depreciation and amortization under U.S. GAAP includes depreciation and amortization of Antarctica's additional fair value increment over historical cost as determined at the date of the combination.

Net sales

Net sales under U.S. GAAP for 2000 increased by 48.4% to US$2,635.2 million from net sales in 1999 of US$1,775.9 million. The increase was primarily a result of the consolidation of Antarctica, but also resulted from an increase in both beer and soft drink sales volumes and pricing. Excluding Antarctica, AmBev's net sales increased by 23.3% to US$2,194.3 million for 2000 from net sales of US$1,775.9 million for 1999.

Beer

Net sales of beer under Brazilian corporation law increased by 45.5% to US$2,206.8 million in 2000 from US$ 1,516.4 million in 1999, primarily as a result of the consolidation of Antarctica, but also as a result of increases in beer sales volumes and pricing. Excluding Antarctica, AmBev's net sales of beer increased by 21.2% to US$1,839.6 million for 2000 from net sales of US$1,516.4 million for 1999.

Brazilian beer sales. Sales volumes of beer increased by 42.7% in 2000. In addition to the consolidation of Antarctica, sales volumes increased due to the growth of the beverage market resulting from the more favorable economic environment in Brazil in 2000. Furthermore, our market share also grew. We believe that improvements in our sales and distribution practices, including a significant increase in direct distribution, as well as the introduction of our proprietary beer cooling equipment for use in retail establishments focused on-premise consumption, contributed to the increase in beer sales volumes. However, while sales volumes of *Skol* and *Brahma* beer products increased, sales volumes of *Antarctica* beer products declined from Antarctica's 1999 sales volumes.

Net sales per hectoliter of beer sold in Brazil by AmBev increased by 3.7% in 2000. The increase in net sales per hectoliter resulted largely from the increase in direct distribution by us. Sales by us directly to points of sale rather than to third party distributors results in higher net sales prices, but also in higher selling and marketing expenses. However, the increase in selling and marketing expenses is less than the increase in sales prices. Thus, direct distribution results in higher operating profits for us.

International beer sales. Sales of beer in Argentina and Venezuela represented approximately 5.7% and 5.9%, respectively, of our consolidated net beer sales under Brazilian corporation law in 2000 and 1999.

In Argentina, our beer sales volume increased by 12.4% in 2000, primarily due to improved point of sale execution and direct distribution in Buenos Aires of *Brahma* products. Net sales per hectoliter remained relatively stable.

In Venezuela, our beer sales volume increased by 9.8% in 2000 as a result of Venezuela's economic recovery from the sharp recession in 1999 and the implementation of a direct distribution network. Net sales per hectoliter decreased by 3.4% during 2000 due to the appreciation of the US dollar against the *bolivar*.

Soft Drinks

Net sales of soft drinks under Brazilian corporation law increased by 93.1% to US$410.3 million in 2000 from US$212.6 million in 1999, primarily as a result of the acquisition of Antarctica but also as a result of increases in soft drink sales volumes and pricing. The severe price competition which characterized the Brazilian soft drink market in 1999 eased in 2000. The impact of the consolidation of

Antarctica beginning on April 1, 2000, was more significant in the soft drink segment than in the beer segment, because a higher proportion of Antarctica's total sales were historically in the soft drink segment. Excluding Antarctica, AmBev's net sales of soft drinks increased by 23.1% to US$261.7 million for 2000 from net sales of US$212.6 million for 1999.

Sales volumes of soft drinks increased by 78.1% in 2000. In addition to the acquisition of Antarctica, soft drink sales volumes increased due to the growth of the Brazilian beverage market resulting from the more favorable economic environment in Brazil in 2000. Net sales per hectoliter of soft drinks sold by AmBev in Brazil also increased by 8.1% in 2000. The increase in net sales per hectoliter resulted largely from the increase in direct distribution by us.

Cost of Sales

Cost of sales under U.S. GAAP increased by 34.2% from US$1,076.3 million during 1999 to US$1,444.8 million in 2000, principally as a result of the consolidation of Antarctica and, to a lesser extent, higher Brahma sales volumes and increased costs of some of our principal raw materials, including malt and aluminum cans. Excluding Antarctica, AmBev's cost of sales increased by 13.3% to US$1,218.9 million for 2000 from cost of sales of US$1,076.3 million for 1999. However, as a percentage of our net sales, cost of sales decreased significantly from 60.6% for the year ended December 31, 1999 to 54.8% for 2000. This decrease was primarily due to synergies from the operational integration of Antarctica and Brahma, which resulted in improvements in scale and efficiency at our industrial units and our distribution systems, as well as additional cost savings by significantly reducing fixed costs, including by the closure of less cost-efficient plants. Beginning in April 2000, AmBev closed three soft drink plants and redistributed production among the remaining Brahma and Antarctica plants to more efficiently match logistical and distribution requirements. AmBev also transferred best practices from Brahma plants to Antarctica plants and implemented strict operating procedures and quality control measures to improve productivity in the Antarctica plants. At the same time, AmBev began to distribute all of its products through the same distributors.

Beer

Cost of sales for beer under Brazilian corporation law increased by 37.7% from US$809.7 million during 1999 to US$1,115.0 million in 2000. However, as a percentage of our net sales of beer, cost of beer sales decreased significantly from 53.4% for the year ended December 31, 1999 to 50.5% for the year ended December 31, 2000. Our cost of sales per hectoliter of beer sold also declined.

The increase in cost of sales resulted primarily from the consolidation of Antarctica and, to a lesser extent, from the additional increase in *Brahma and Skol* sales volumes. Higher cost of sales also resulted from an increase in the cost of malt and aluminum cans. Aluminum cans and malt costs increased primarily because the price of aluminum and malt is indexed to dollars. Thus, the devaluation of the *real* in 2000 resulted in higher costs of those raw materials to us. In addition, sales of beer in non-returnable packaging, *i.e.*, aluminum cans increased to 25% in 2000 from 23% in 1999. Aluminum cans result in higher cost of sales than returnable bottles. We are able to sell beer in aluminum cans at a higher price per hectoliter than beer sold in returnable bottles. However, the higher selling price is more than offset by the increased cost of sales. Thus, the sale of beer in aluminum cans results in lower gross profit margins for us. See "Item 4—Information on the Company—AmBev's Business Overview—Distribution and Sales—Advertising and Promotional Activity—Product Presentations.

The decrease in the percentage of our net beer sales represented by the cost of sales, as well as the decrease in the cost of sales per hectoliter of beer sold, resulted from the manufacturing, logistics and distribution efficiencies realized from the integration of Brahma's and Antarctica's operations described above.

Soft Drinks

Cost of sales for soft drinks under Brazilian corporation law increased by 38.4% from US$197.0 million during 1999 to US$272.5 million in 2000. However, as a percentage of our net sales of soft drinks, costs of soft drink sales decreased significantly from 92.7% for the year ended December 31, 1999 to 66.4% for the year ended December 31, 2000. Our cost of sales per hectoliter of soft drinks sold also declined. The increase in cost of sales resulted primarily from the consolidation of Antarctica and, to a lesser extent, from the additional increase in sales volumes.

The decrease in the percentage of our net soft drink sales represented by the cost of sales, as well as the decrease in the cost of sales per hectoliter of soft drinks sold, resulted from the manufacturing, logistics and distribution efficiencies realized from the integration of Brahma's and Antarctica's operations described above, including the elimination during the second half of 2000 of a number of soft drink brands and packaging formats, as well as the closing of three soft drink plants.

Gross Profit

Gross profit under U.S. GAAP in 2000 of U.S. 1,190.4 million increased by 70.1% over gross profit in 1999 of US$699.7 million. The increase in gross profit resulted from the consolidation of Antarctica, the significant decline in costs of sales per hectoliter of beer and soft drinks sold, the additional volume growth of beer and soft drinks and the increase in pricing resulting from the increase in direct distribution. Our gross margins increased from 39.4% in 1999 to 45.2% in 2000. Our gross margins increased as a result of the reduction of our cost of sales per hectoliter and the increase in direct distribution.

Excluding Antarctica, AmBev's gross profit increased by 39.4% to US$975.4 million for 2000 from US$699.7 million for 1999.

Selling and Marketing Expenses

Selling and marketing expenses under U.S. GAAP increased by 45.7% from US$263.8 million during 1999 to US$384.4 million for 2000 primarily as a result of the consolidation of Antarctica, but also as a result of the implementation of direct distribution at Antarctica in 2000 and an increase in direct distribution by Brahma. Although direct distribution results in higher net sales since we sell directly to the retailer, rather than to a third party distributor who would sell to the retailer, direct distribution also results in higher expenses for us (which we treat as selling expenses rather than cost of sales). Shipping and handling costs related to direct sales are included in cost of sales under US GAAP. Direct distribution expenses include product delivery charges and the cost of sales and delivery personnel required to distribute our products. In addition to the recurring direct distribution expenses, a portion of our selling and marketing expenses in 2000 related to the expansion of our direct distribution network. See "Item 4—Information on the Company—AmBev's Business Overview—Distribution and Sales—Distribution". We expect these costs to continue as we expand our direct distribution network. Distribution related-costs represented 9.9% of our total selling and marketing expenses in 2000 as compared to 12.4% in 1999.

Selling and marketing expenses decreased as a percentage of net sales from 14.9% in 1999 to 14.6% in 2000 due in part to the integration of the selling and marketing departments of Antarctica and Brahma in 2000. In addition, advertising expenses in 2000 increased to US$150.8 million from US$121.4 million in 1999.

Excluding Antarctica, AmBev's selling and marketing expenses increased by 39.4% to US$975.4 million for 2000 from US$263.8 million in 1999.

General and Administrative Expenses

General and administrative expenses under U.S. GAAP increased by 56.3% from US$200.3 million in 1999 to US$313.1 million in 2000. The increase was principally due to the consolidation of Antarctica and to an increase in depreciation and amortization expense from US$21.3 million in 1999 to US$91.1 million during 2000. The provision for profit sharing also increased by US$8.0 million in 2000. Excluding Antarctica, AmBev's general and administrative expenses increased by 29.3% to US$259.1 million for 2000 from US$200.3 million for 1999.

Other Operating Income (Expense), Net

Other operating income (expense), net , under U.S. GAAP increased from an expense of US$51.3 million in 1999 to an expense of US$72.6 million for 2000 in part as a result of the consolidation of Antarctica. Excluding Antarctica, AmBev's other operating expenses, net, remained stable at US$58.2 million for 2000 from US$51.3 million for 1999. Principal expenses for 2000 include:

- US$9.1 million for the interest and penalties portion of ICMS value-added tax and IPI excise tax contingent credits, compared to a US$19.1 million in 1999;
- an impairment loss of US$20.9 million on some of our fixed assets, compared to 17.3 million in 1999;
- a valuation allowance of US$8.7 million relating to prepaid water costs; and
- US$29.0 million of provisions made for various civil claims from suppliers and others, compared to provisions of US$21.2 million in 1999.

Those expenses were partially offset by income of US$5.5 million relating the gain of the sale of Bavaria S.A., compared to a gain on sale of other assets of US$5.3 million in 1999. Additionally in 2000, income of US$8.4 million was recorded due to the reversal of ICMS provisions in 1999 for which we obtained a favorable judicial ruling.

Operating Income

Operating income under U.S. GAAP increased by 136.1% from US$184.1 million in 1999 to US$434.8 million in 2000. Operating income as a percentage of net sales increased to 16.5% in 2000 from 10.4% in 1999. Operating income increased as a result of the increase in gross profit and operating margins described above.

Financial Income and Expenses

Our financial income includes not only interest income, but also foreign exchange gains and gains on derivatives, including foreign currency swaps and forward contracts. Our financial expenses include not only interest charges on debt, but also foreign exchange losses, principally on debt, and losses on derivatives, including foreign currency swaps and forward contracts.

Our net financial expense under US GAAP increased to US$145.9 million in 2000 from US$77.4 million in 1999, principally as a result of lower gains on foreign currency and interest rate swap activities.

Financial Income

Financial income under U.S. GAAP decreased by 55.0% from US$364.8 million in 1999 to US$164.3 million in 2000. This decrease was principally due to a decline in the gain on foreign currency and interest rate swaps, from US$180.4 million in 1999 to US$18.9 million in 2000. We enter into foreign currency swaps and forward contracts to mitigate the foreign-currency risk of our U.S. dollar-

denominated liabilities. The significant devaluation of *real* in January 1999 resulted in a gain of US$180.4 million on those instruments in 1999. However, in 2000 the value of the *real* largely stabilized, resulting in the reduction of the gain on foreign currency and interest rate swaps to US$18.9 million. The stabilization of the *real* in the first nine months of 2000 also resulted in a decline in other foreign exchange gain from US$35.5 million in 1999 to US$27.3 million in 2000. In addition, interest income on cash equivalents declined from US$93.0 million in 1999 to US$76.7 million in 2000. The decline resulted principally from lower levels of cash equivalents available during 2000 due to our use of cash to repay Antarctica's debt.

Financial Expenses

Financial expenses under U.S. GAAP decreased by 29.9% from US$442.2 million in 1999 to US$310.2 million in 2000. The significant devaluation of the *real* in January 1999 resulted in foreign exchange losses principally on loans of US$189.5 million in 1999. However, the stabilization of the *real* in the first nine months of 2000 resulted in a reduction of foreign exchange losses to US$64.5 million. Similarly, losses on foreign currency and interest rate swap activities declined from US$61.7 million in 1999 to US$26.6 million in 2000. The decrease in foreign exchange losses and losses on foreign currency and interest rate swap activities was offset in part by an increase in charges on Brazilian *real* debt and banking charges and other due to the consolidation of Antarctica in 2000. Charges on Brazilian *real* debt increased from US$76.4 million in 1999 to US$87.2 million in 2000. Tax on financial transactions increased from US$13.0 million in 1999 to US$33.8 million in 2000.

Other Non-Operating (Expense) Income, Net

Other non-operating (expense) income, net under U.S. GAAP decreased from an expense of US$8.4 million in 1999 to an expense of US$0.9 million in 2000 due primarily to a decrease in the provision for losses in excess of investments of US$4.9 million during 2000 compared to an expense of US$8.5 million during 1999. The decrease in the provision is principally due to our investee Pilcomayo Participações Ltda. having net income of US$10.0 million in 2000, compared to a net loss of US$11.4 million in 1999.

Income Tax Benefit

Income tax benefit under U.S. GAAP increased from US$41.4 million in 1999 to US$387.2 million in 2000. In Brazil, the composite statutory tax rate on income in 2000 and 1999 was unchanged at 33%. Our effective tax rate on pretax income was a benefit of 134.5% in 2000 and 42.1% in 1999. The major reasons for the differences between the effective rates in relation to the statutory rates were a number of one-time items, including:

- the release in 2000 of valuation allowances against net operating loss tax assets totaling US$253.1 million, including past period losses and timing differences of US$209.1 million which arose in Antarctica and which had been fully provided for by us at the date of acquisition. The release of the valuation allowances was made possible following a corporate restructuring of certain of our Brazilian subsidiaries, the result of which is that we are now confident that the utilization of these losses is more likely than not;
- tax planning measures in 2000 that allowed AmBev to reverse deferred tax liabilities on equity in earnings of offshore investment companies of US$146.2 million; and
- a tax asset of US$41.1 million resulting from a non-deductible medical plan liability recognized by AmBev following the combination.

In addition, we recognized a tax benefit of US$33.4 million in 2000 from having paid tax-deductible interest attributable to shareholders' equity, a form of dividend distribution, which does not affect our net

income except for the tax benefit, which was similar to the tax benefit of US$32.4 million recognized in 1999.

Equity in Earnings of Affiliates

Equity in earnings of affiliates under U.S. GAAP increased from US$5.4 million for 1999 to US$11.7 million for 2000. This increase was principally due to increased earnings in our affiliate Cevejaria Astra, which had net income in 2000 of US$35.0 million in comparison to a net income of US$11.4 million in 1999.

Equity in Losses of Antarctica

Equity in losses of Antarctica under U.S. GAAP decreased from US$179.1 million for 1999 to US$49.9 million for 2000. Antarctica's results of operations were consolidated on a line-by-line basis beginning on April 1, 2000. Thus, equity in losses of Antarctica for 2000 include only three months of Antarctica's results in comparison to six months for 1999.

Net Income (loss)

Net income under U.S. GAAP was a loss of US$30.6 million in 1999 against net income of US$622.8 million in 2000. Net income in 2000 arose as a result of the increase in our gross profit, the one-time increase in income tax benefit and the reduction in equity in losses of Antarctica, which were partly offset by an increase in our net financial expenses. You should be aware, however, that the continuing devaluation of the real, energy shortages in Brazil and slowing economic growth in Brazil may have an adverse effect on our results in 2001. See "Item 3—Key Information—Risk Factors—Factors Relating to Brazil—Electric power shortages currently faced by Brazil could adversely affect us", "Item 3—Key Information—Exchange Rate Information—Devaluation of the Real" and "Item 4—Information on the Company—AmBev's Business Overview—Property, Plant and Equipment".

Year Ended December 31, 1999 Compared with Year Ended December 31, 1998

Margin Analysis

The following table sets forth certain items in AmBev's statement of operations expressed as percentages of net sales for the periods indicated:

	Year ended December 31,	
	1999	1998
Net sales	100.0%	100.0%
Cost of sales	(60.6)%	(60.3)%
Gross profit	39.4%	39.7%
Selling and marketing expenses	(14.9)%	(21.5)%
General and administrative expenses	(11.3)%	(10.5)%
Other operating income (expense), net	(2.9)%	0.1%
Operating income	10.4%	7.8%

Constant Currency and Segment Data

The following table sets forth, by reportable segment, selected statement of operations data and a comparison of the changes in these items for the periods indicated, as well as a reconciliation of the Brazilian corporation law segment information to the corresponding U.S. GAAP line items. As noted, the segment data has been prepared in accordance with Brazilian corporation law accounting principles, subject to certain exceptions. For example, although our Brazilian corporation law financial statements effectively consolidated Antarctica as of July 1, 1999, the segment data included below and in our

consolidated financial statements does not include the results of Antarctica for any period prior to April 1, 2000. See "—Presentation of Segment Financial Data". See Note 19 to AmBev's consolidated financial statements.

The significant devaluation of the *real* in 1999 adversely affects the comparability of 1999 results with 1998 results. In order to mitigate in part the effect of the devaluation in comparing the results of 1999 to 1998, the following segment and other financial information for the years ended December 31, 1999 and 1998 have been presented to show:

- the historical data for each period; and
- the 1998 data based on 1999 exchange rates (the constant exchange rate data).

The constant exchange rate data presents the underlying balances in *reais* for the year ended December 31, 1998 translated into U.S. dollars at the average exchange rate for the year ended December 31, 1999.

Depreciation and amortization is allocated to cost of sales and operating income in the table set forth below and is also separately included in the table.

	Year ended December 31,			Percentage Change	
	1999 Actual	1998 Actual	1998 Constant Exchange Rate	1999-1998 Actual	1999-1998 Constant Exchange Rate
		(in thousands)			
Net sales (Brazilian corporation law): (1)					
Beer	US$1,516,418	US$2,187,505	US$1,398,832	(30.7)%	8.4%
Soft drinks	212,556	454,869	290,873	(53.3)%	(26.9)%
Other	60,905	76,863	49,151	(20.8)%	23.9%
	1,789,879	2,719,237	1,738,856	(34.2)%	2.9%
Adjustments from Brazilian Corporation Law to U.S. GAAP	(13,936)	(49,899)	(31,909)		
Total (U.S. GAAP)	US$1,775,943	US$2,669,338	US$1,706,947	(33.5)%	4.0%
Cost of sales (Brazilian corporation law): (2)					
Beer	US$ 809,748	US$1,142,489	US$ 730,581	(29.1)%	10.8%
Soft drinks	196,965	365,275	233,580	(46.1)%	(15.7)%
Other	43,019	43,056	27,533	(0.1)%	56.2%
	1,049,732	1,550,820	991,694	(32.3)%	5.9%
Adjustments from Brazilian corporation law to U.S. GAAP	26,544	57,520	36,782		
Total (U.S. GAAP)	US$1,076,276	US$1,608,340	US$1,028,476	(33.1)%	4.6%

	Year ended December 31,			Percentage Change	
	1999 Actual	1998 Actual	1998 Constant Exchange Rate	1999-1998 Actual	1999-1998 Constant Exchange Rate
		(in thousands)			
Gross profit (Brazilian corporation law):					
Beer	US$ 706,670	US$1,045,016	US$ 668,251	(32.4)%	5.7%
Soft drinks	15,591	89,594	57,293	(82.6)%	(72.8)%
Other	17,886	33,807	21,618	(47.1)%	(17.3)%
	740,147	1,168,417	747,162	(36.7)%	(0.9)%
Adjustments from Brazilian corporation law to U.S. GAAP	(40,480)	(107,419)	(68,691)		
Total (U.S. GAAP)	US$ 699,667	US$1,060,998	US$ 678,471	(34.1)%	3.1%
Operating income (loss) (Brazilian corporation law): (3)					
Beer	US$ 253,790	US$ 410,216	US$ 262,319	(38.1)%	(3.3)%
Soft drinks	(37,637)	(33,878)	(21,664)	11.1%	73.7%
Other	4,169	13,183	8,430	(68.4)%	(50.5)%
	220,322	389,521	249,085	(43.4)%	(11.5)%
Adjustments from Brazilian corporation law to U.S. GAAP	(36,183)	(180,132)	(115,188)		
Total (U.S. GAAP)	US$ 184,139	US$ 209,389	US$ 133,897	(12.1)%	37.5%
U.S. GAAP:					
Financial income	US$ 364,829	US$ 198,636	US$ 127,021	83.7%	187.2%
Financial expenses	(442,245)	(289,504)	(185,128)	52.8%	138.9%
Other non-operating income (expense), net	(8,448)	14,994	9,588	n.a.	n.a.
Income tax benefit	41,388	92,696	59,276	(55.4)%	(30.2)%
Equity in earnings of affiliates	5,404	2,962	1,894	82.4%	185.3%
Equity in (loss) Antarctica	(179,116)	-	-		
Minority interest	3,498	9,404	6,014	(62.8)%	(41.8)%
Net income (loss)	US$ (30,551)	US$ 238,577	US$ 152,562	(112.8)%	n.a.
Depreciation and amortization:					
Beer	US$ 210,608	US$ 228,356	US$ 146,026	(7.8)%	44.2%
Soft Drinks	27,906	51,020	32,625	(45.3)%	(14.5)%
Other	2,862	5,658	3,618	(49.4)%	(20.9)%
	241,376	285,034	182,269	(15.3)%	32.4%
Adjustments from Brazilian corporation law to U.S. GAAP	(6,473)	(21,680)	(13,864)		
Total (U.S. GAAP)	US$ 234,903	US$ 263,354	US$ 168,405	(10.8)%	39.5%

____

(1) Our U.S. GAAP net sales differed slightly from the results presented under Brazilian corporation law because the revenues of some affiliates, totaling US$36.6 million and US$ 49.9 million in 1999 and 1998, respectively, are included on a proportional consolidation basis under Brazilian corporation law, whereas those affiliated company revenues are not included in the consolidation under U.S. GAAP. This was offset by our having recorded in net sales US$35.8 million in 1999 of value-added sales tax credits under U.S. GAAP, whereas

under Brazilian corporation law these credits are recorded directly into shareholders' equity. Other similar credits, which are recorded under Brazilian corporation law as non-operating income (expense), are recorded in net sales under U.S. GAAP. In addition, certain tax contingencies which are recorded in operating income (expense) under Brazilian corporation law accounting principles are recorded in net sales under U.S. GAAP. These tax contingency provisions totalled US$13.1 million in 1999.

(2) Cost of sales are similarly affected by differences in consolidation methodology. Additionally, cost of sales is impacted by higher depreciation charges under U.S. GAAP due to the fact that fair value adjustments, intangible assets and goodwill are recorded under U.S. GAAP as a result of acquisitions. Furthermore, under U.S. GAAP, shipping and handling costs are costs of sales, rather than selling and marketing expenses, as is the case under Brazilian corporation law.

(3) Operating income under U.S. GAAP also differs in certain respects from our operating income under Brazilian corporation law principally due to differences in consolidation methodologies, pensions and benefits accounting and, to a lesser extent, to certain gains or losses, which are recorded as non-operating income (expense) under Brazilian corporation law, that are recorded in the appropriate statement of operations line item under U.S. GAAP; for example, gains or losses arising from the disposal of property, plant and equipment are recorded as other operating income (expense) under U.S. GAAP.

The discussion comparing 1999 results to 1998 results which follows is based on the constant exchange rate data, which we believe will assist you in analyzing the trends underlying our results, other than those resulting from the significant devaluation of the Brazilian real in 1999.

Net sales

Net sales under U.S. GAAP in 1999 increased by 4.0% to US$1,775.9 million over net sales in 1998 of US$1,706.9 million. This increase was due to an average increase of our products' prices per hectoliter of 8.8% during the year, which was partially offset by a decrease of 5.4% of volume sold in 1999, resulting from lower soft drink sales volumes.

Beer

Net sales of beer under Brazilian corporation law increased by 8.4% from US$1,398.8 million in 1998 to US$1,516.4 million in 1999. The increase was primarily a result of an increase in direct distribution by us in Brazil, improved points of sale execution and an increase in our beer sales in Argentina.

Brazilian beer sales. Sales volumes of beer increased by 1.9% in 1999. Net sales per hectoliter of beer sold in Brazil by AmBev increased by 3.8% in 1999. The increase in net sales per hectoliter resulted largely from the increase in direct distribution by us.

International beer sales. Sales of beer in Argentina and Venezuela represented approximately 8.0% and 5.8%, respectively, of our consolidated net beer sales under Brazilian corporation law in 1999 and 1998.

In Argentina, our beer sales volume increased by 20.2% in 1999, primarily due to improved point of sale execution and direct distribution in Buenos Aires.

In Venezuela, our beer sales volume decreased by 30.8% in 1999 as a result of Venezuela's sharp recession. Net sales per hectoliter increased by 77.2% during 1999 due to the appreciation of the US dollar against the *bolivar*.

Soft Drinks

Net sales of soft drinks under Brazilian corporation law decreased by 26.9% from US$290.9 million in 1998 to US$212.6 million in 1999. This decrease was primarily due to increased competition which

resulted in substantially lower volumes. We decided not to lower our prices to match price reductions by our competitors. As a result, sales volumes during 1999 declined by 29.9%.

Cost of Sales

Cost of sales under U.S. GAAP in 1999 increased by 4.6% to US$1,076.3 million over cost of sales for 1998 of US$1,028.5 million. The increase was due to an increase in beer volumes and other factors.

Beer. Cost of sales for beer under Brazilian corporation law increased by 10.8% from US$730.6 million in 1998 to US$809.7 million in 1999. The increase was due to an increase in volumes as well as an increase in our depreciation charges at the Jacareí and Novo Rio plants due to an acceleration of the effective rates of depreciation at those plants. These increases were partially offset by greater efficiency in the production process resulting from the modernization of our production facilities which resulted in lower overhead and labor costs per hectoliter.

Soft Drinks. Cost of sales for soft drinks under Brazilian corporation law decreased by 15.7% from US$233.6 million in 1998 to US$197.0 in 1999. The decrease was due to the decrease in sales volume of soft drinks of 29.9%.

Gross Profit

Gross profit under U.S. GAAP in 1999 of US$699.7 million increased by 3.1% over gross profit in 1998 of US$678.5 million as a result of the increase in net sales of beer. Gross margins decreased slightly from 39.7% in 1998 to 39.4% in 1999 due to the decline in soft drink margins.

Beer. Gross profit under Brazilian corporation law increased by 5.7% from US$668.3 million in 1998 to US$706.7 million in 1999 as a result of the increase in net sales. Gross margins increased by 2.5% from 47.8% in 1998 to 46.6% in 1999.

Soft Drinks. Gross profit under Brazilian corporation law decreased by 72.8% from US$57.3 million in 1998 to US$15.6 million in 1999. The decrease in gross profit was due to sales volume reductions reflecting increasing competition in the Brazilian soft drink market. Gross margins decreased by 62.9% from 19.7% in 1998 to 7.3% in 1999.

Selling and Marketing Expenses

Selling and marketing expenses under U.S. GAAP decreased by 28.1% from US$366.9 million in 1998 to US$263.8 million in 1999. This decrease primarily reflects lower advertising costs, which had been significantly higher in 1998 due to the World Cup soccer games, and additional investments in market research made during the past three years, which resulted in a more efficient use of our marketing expenditures in 1999. Advertising costs declined from US$244.3 million in 1998 to US$121.4 million in 1999. The decrease in advertising expenses was partly offset by increases in expenses relating to the increase in direct distribution by us. In addition to the recurring direct distribution expenses, a portion of our selling and marketing expenses in 1998 and 1999 were expenses relating to the expansion of Brahma's direct distribution network. We expect these costs to continue as we expand our direct distribution network. See "Item 4—Information on the Company—AmBev's Business Overview—Distribution and Sales—Distribution". Distribution-related costs represented 12.4% of our total selling and marketing expenses in 1999 compared to 15.2% in 1998.

General and Administrative Expenses

General and administrative expenses under U.S. GAAP increased by 11.3% from US$179.9 million in 1998 to US$200.3 million in 1999. The increase in 1999 was primarily due to provisions for profit-sharing to be paid at year-end, increases in administrative depreciation and amortization expenses for new plants and direct distribution investments and general expenses incurred by AmBev in connection

with the combination with Antarctica.

Other Operating Income (Expense), Net

Other operating income (expense), net under U.S. GAAP decreased from net income of US$2.2 million in 1998 to a net expense of US$51.3 million in 1999. This change was primarily due to the following provisions made in 1999:

- US$19.2 million for the interest and penalties portion of ICMS and IPI tax contingent credits;
- an impairment loss of US$17.3 million on some of our fixed assets;
- US$5.7 million involving an assessment against one of our subsidiaries for not providing adequate ICMS documentation on magnetic disk as required by a tax law enacted in 1999;
- US$6.9 million relating to over 100 different claims in respect of the payment of ICMS and ICMS substitute; and
- US$21.2 million of provisions made for various claims from distributors, suppliers and others.

These expenses were partly offset by income of US$8.4 million related to the reversal of ICMS provisions for which we obtained a favorable judicial ruling, and a gain of US$5.3 million on the sale of property, plant and equipment. In 1998, other operating income consisted of a gain on the sale of fixed assets, which was offset in part by various other operating expenses.

Operating Income

Operating income under U.S. GAAP increased by 37.5% from US$133.9 million in 1998 to US$184.1 million in 1999, due to the increase in net sales of beer and the reduction in selling and marketing expenses, which were partly offset by increases in general and administrative expenses and other operating expenses. Operating income as a percentage of net sales increased to 10.4% in 1999 from 7.8% in 1998 as a result of the decline in selling and marketing expenses.

Beer. Operating income under Brazilian corporation law decreased by 3.3% to US$253.8 million in 1999 from US$262.3 million in 1998 due to an increase in costs as a result of the devaluation. Operating margins decreased from 18.7% in 1998 to 16.7% in 1999.

Soft Drinks. Operating losses under Brazilian corporation law increased to US$37.6 million in 1999 from US$21.7 million in 1998 due to a sharp decrease in sales volumes.

Financial Income and Expenses

Our net financial expenses increased to US$77.4 million in 1999 from US$58.1 million in 1998, primarily as a result of the increase in foreign exchange losses principally on loans, which was largely offset by gains on foreign currency swaps and forward contracts.

Financial Income

Financial income under U.S. GAAP increased by 187.2% from US$127.0 million in 1998 to US$364.8 million in 1999, primarily as a result of gains on foreign currency swaps and forward contracts. In 1999, gains on foreign currency and interest rate swap activities increased to US$180.4 million from US$2.9 million in 1998. Beginning in September 1998, in order to minimize what we perceived to be the growing risk of a devaluation of the *real*, we began entering into foreign currency swaps and forward contracts and increased the transfer of our cash equivalents from *real*-denominated instruments to dollar-denominated instruments.

Financial Expenses

Financial expenses under U.S. GAAP increased by 138.9% from US$185.1 million in 1998 to US$442.2 million in 1999. This change was principally a result of the effect of the devaluation of *real* on our dollar-denominated financial liabilities and consisted of the following:

Foreign exchange losses on loans. The devaluation of the *real* resulted in foreign exchange losses principally on loans of US$189.5 million in 1999, an increase of US$155.8 million from the 1998 charge of US$33.7 million.

Interest on Brazilian real debt. Interest expense on *real* debt increased by 44.5% to US$76.4 million from the 1998 total of US$52.9 million. Interest expense on *real*-denominated loans increased primarily as a result of higher interest rates. While market interest rates on Brazilian debt increased in 1998 and 1999 as a result of the Asian and Russian financial crises and the devaluation of the *real*, we did not experience as sharp an increase in financial costs measured in *reais* because a major portion of our interest bearing debt is payable to the Brazilian Economic and Social Development Bank (BNDES), based on the Long-term Interest Rate – TJLP, adjusted quarterly, which decreased from 18.1% at December 31, 1998 to 12.5% at December 31, 1999. See "—Liquidity and Capital Resources".

Interest on U.S. dollar debt. Interest expense on U.S. dollar-denominated debt increased by 48.0% to US$61.4 million from the 1998 total of US$41.5 million, primarily as a result of devaluation of the *real*.

Losses on foreign currency swaps, interest rate swaps and forward contracts. As a result of our entering into significantly increased amounts of foreign currency swaps and forward contracts beginning in the fourth quarter of 1998, we realized financial expenses of US$61.7 million in 1998.

Other Non-Operating Income (Expense), Net

Other non-operating income (expense), net under U.S. GAAP decreased from income of US$9.6 million in 1998 to an expense of US$8.4 million in 1999. This decrease was primarily due to provisions made to reflect our share in the net liabilities of our affiliates, Cervejaria Miranda Corrêa S.A., Miller Brewing do Brasil Ltda. and Pilcomayo Participações Ltda. In the case of these affiliates, we have an agreement with the principal creditors of the investee, pursuant to which we have assumed our portion of the amount of its liabilities that exceeds its assets. These liabilities are primarily financing arrangements covered by our guarantees.

Income Tax Benefit

Income tax benefit under U.S. GAAP decreased by 30.2% from US$59.3 million in 1998 to US$41.4 million in 1999.

In Brazil, the composite statutory tax rate on income in 1999 and 1998 was 33%. Our effective tax rate on pretax income was a benefit of 42.1% in 1999 and 69.4% in 1998. The major reasons for the differences between the effective rates in relation to the statutory rates have been the reversal of tax contingency provisions and foreign tax provisions, benefits arising from payments of interest on shareholders' equity (a form of tax deductible dividend) and, in 1999, the refiling of our 1993 tax return following changes in the interpretation of certain deductions. The contingencies relate to non-asserted potential income tax liabilities which were eliminated upon the expiration of the applicable statute of limitations.

Equity in Earnings of Affiliates

Equity in earnings of affiliates under U.S. GAAP increased from US$1.9 million in 1998 to US$5.4 million in 1999, mainly due to increased earnings from our affiliate Cervejaria Astra S.A. In 1999, we suspended the application of the equity method to our affiliate Cervejaria Miranda Corrêa S.A., as we

also did in 1998 with our affiliates Miller Brewing do Brasil Ltda. and Pilcomayo Participações Ltda., as a result of our share of the liabilities of those affiliates exceeding their assets. We have agreements to honor those affiliates' commitments with third parties. Therefore, at December 31, 1999, a total balance sheet provision of US$23.6 million exists to reflect our obligations.

Equity in Loss of Antarctica

Equity in loss of Antarctica under U.S. GAAP represents the loss generated by Antarctica from July 1, 1999 to December 31, 1999, in the amount of US$179.1 million, as well as the effect of depreciation and amortization of acquired tangible and intangible assets of US$5.6 million and the related income tax benefit of US$1.8 million.

Antarctica's results in 1999 were characterized by continuing declines in sales volumes of both beer and soft drinks, resulting from stagnant demand for Antarctica's beer products and lower soft drink sales volumes due to the aggressive competition in the Brazilian soft drink market. As a consequence, Antarctica had an operating loss of US$117.6 million in 1999. In addition, its deteriorating operating results led to high debt levels, resulting in net financial expenses of US$318.1 million in 1999. Financial expenses included US$216.8 million of foreign exchange losses on loans due to the devaluation of the *real*. A significant portion of Antarctica's debt was denominated in dollars. As a result of Antarctica's operating losses and financial expenses, Antarctica had a net loss in 1999 of US$440.9 million.

Net Income (Loss)

Net income under U.S. GAAP in 1998 of US$152.5 million declined to a loss of US$30.6 million in 1999. The reduction in net income resulted from the equity in losses of Antarctica.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

- investments in companies participating in the brewing, soft drink and malting industries;
- our share buy-back program;
- capital expenditures;
- increases in ownership of our subsidiaries or companies in which we have equity investments;
- payments of dividends and interest attributable to shareholders' equity; and
- the servicing of our indebtedness.

AmBev's cash and cash equivalents and trading securities (which consist of short-term marketable securities) at December 31, 2000, 1999 and 1998 were US$513.5 million (excluding Zerrenner Foundation restricted cash) US$929.4 million and US$880.8 million, respectively. The decline in the amount of our cash and cash equivalents and trading securities at the end of 2000 compared to the end of 1999 was due to our repaying a significant portion of Antarctica's outstanding debt during 2000.

We believe that cash flows from operating activities, along with borrowings, available cash and cash equivalents and trading securities, will be sufficient to fund all of our anticipated cash requirements in 2001, including capital expenditures, debt service and dividends.

Cash Flows

Operating Activities

AmBev's cash flows from operating activities totaled US$514.8 million in 2000, US$621.0 million in 1999 and US$477.0 million in 1998. The decrease in cash generated in 2000 resulted from a decrease in cash provided by operating activities, excluding the effect of adjusting for changes in operating assets and liabilities, from US$663.3 million in 1999 to US$548.1 million in 2000. The increase in cash generated in 1999 resulted from a decrease in 1998 in operating liabilities of US$141.2 million in comparison to an increase in operating liabilities in 1999 of US$63.3 million.

Investing Activities

Cash flows used in AmBev's investing activities were US$53.8 million in 2000, US$76.6 million in 1999 and US$214.6 million in 1998. Cash flows used in investing activities declined in 1999 and in 2000 as a result of lower levels of capital investments in property, plant and equipment. Beginning in 1994 and concluding in 1998, AmBev pursued an aggressive investment program to modernize and expand its production facilities. See "—Capital Investment Program". In 2000, AmBev invested US$145.7 million in property, plant and equipment. Total investing activity expenditures were reduced in large part by the receipt of proceeds of US$110.4 million in connection with the disposal of assets, principally relating to the sale of Bavaria S.A. In 1999, AmBev invested US$108.5 million in property, plant and equipment. Proceeds received on the disposal of assets totaled only US$21.9 million. In 1998, AmBev invested US$252.6 million in property, plant and equipment and acquired an additional interest in Maltaria Pampa S.A. for a net expenditure of US$48.4 million. Total investing activity expenditures were reduced in part by the receipt of proceeds totaling US$83.9 million in connection with the disposal of assets.

Financing Activities

Cash flows used in AmBev's financing activities were US$914.5 million in 2000, US$176.7 million in 1999 and US$35.5 million in 1998. Cash flows used in financing activities in 2000 increased primarily as a result of the repayment of debt. In 2000, AmBev repaid US$853.9 million, net, of debt. Following the termination of CADE's interim order in April 2000, AmBev repaid a substantial portion of the outstanding debt of Antarctica, which had been significantly overleveraged. In 1999, we repaid approximately US$84.2 million, net, of debt. However, in 1998 our net borrowings increased by US$165.5 million and we used US$137.6 million to repurchase shares of our capital stock.

AmBev paid cash dividends (including in the form of a return of capital in 2000) and interest attributable to shareholders' equity (including withholding taxes paid by us on behalf of our shareholders in respect thereof) of US$118.7 million, US$97.3 million, US$104.4 million, respectively, in 2000, 1999, and 1998.

Debt

As of December 31, 2000, AmBev's outstanding debt totaled US$1,023.3 million (of which US$618.1 million is due during 2001) and consisted of US$503.6 million of *real*-denominated debt and US$519.6 million of dollar-denominated debt. Cash interest expense of AmBev was US$145.2 million, US$ 137.8 million and US$147.7 million for 2000, 1999 and 1998, respectively.

AmBev continually evaluates possible acquisitions of, or investments in, businesses, products and technologies that are complementary to our business, although we do not currently have any agreements or understandings to make any such acquisitions or investments. Any such acquisitions or investments may be financed with additional debt.

Long-Term Debt

AmBev's long-term debt, including the current portion of long-term debt, totaled US$693.4 million as of December 31, 2000, of which US$458.3 was denominated in Brazilian *reais*. The remainder was denominated in U.S. dollars. The long-term portion of our long-term debt totaled US$416.1 million as of December 31, 2000. As of December 31, 2000, AmBev had no committed lines of credit.

Most of our long-term debt consists of plant expansion program loans from the Brazilian government and an U.S. dollar-denominated project financing loan from the International Finance Corporation (IFC). Our *reais*-denominated borrowings consist primarily of long-term plant expansion and other loans from governmental agencies including the Brazilian Economic and Social Development Bank (BNDES), and BNDES programs, including Fund for Financing the Acquisition of Industrial Machinery and Equipment (FINAME) and Financing Fund for Studies and Projects (FINEP). These loans accrue interest at an annual rate of between 1% and 14%, plus indexation of principal, when applicable, for inflation, pursuant to various indices, including the TJLP.

As of December 31, 2000, US$161.4 million of our long-term borrowings were denominated in dollars and consisted primarily of a US$67.5 million dollar-denominated project finance loan from the International Finance Corporation (IFC) and US$60.0 million of trade loans. Under the terms of the IFC facility, interest accrues at a rate of between 2.25% and 2.75% per annum above the London interbank offered rate (LIBOR). Our loan agreements with IFC contain restrictive covenants, including financial ratios such as a current ratio, long-term debt to equity ratio and long-term debt service coverage ratio. The financial ratios are determined under Brazilian corporation law. Approximately US$5.0 million of the principal of the loan from the IFC may be converted into 53,726,500 of AmBev's preferred shares, at the option of the IFC.

The Brazilian Economic and Social Development Bank (BNDES) has been the principal lender of long-term funds to AmBev. Loans from the BNDES have been used for the construction of new plants and plant modernization and expansion. BNDES loans are a low-cost source of financing.

The long-term portion of long-term debt as of December 31, 2000, matures as follows:

Year due	December 31, 2000 (in millions)
2002	US$ 161.5
2003	132.3
2004	74.4
2005	37.0
Thereafter	10.9
Total	US$ 416.1

Short-Term Debt

As of December 31, 2000, AmBev's short-term debt, excluding the current portion of long-term debt consisted primarily of financing for the importation of raw materials and equipment, and working capital financing. As of December 31, 2000, 99.8% of AmBev's short-term debt was denominated in U.S. dollars with a weighted average annual interest rate of approximately 7%.

Secured Debt

Certain of our loans, with an aggregate outstanding principal balance of US$ 497.1 million at December 31, 2000, are secured by either our facilities located in, or equipment in our facilities located in, Agudos, Jacareí, Minas Gerais, Nordeste, Guarulhos, Águas Claras (Sergipe), Águas Claras do Sul, Rio de Janeiro, Brasília, Teresina, Goiânia, Jaguariúna, João Pessoa, Manaus, Montenegro, Aquiraz, Santa Catarina, Cebrasa, Curitiba, and Sapucaia. The loans, which include the loans provided by the IFC and BNDES, were used to expand or modernize our facilities and equipment.

Sales Tax Deferrals and Other Tax Credits

Some states in Brazil provide tax incentives in the form of deferrable tax payments and partial or complete tax abatements for periods ranging from one to 20 years to promote investments in the region. AmBev currently participates in several programs by which a portion of payments of value-added tax on sales and services (ICMS) due from sales generated by specific production facilities are deferred for periods of three to twenty years from their original due date. Percentages deferred typically range from 75% to 40% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of changes in a general price index. As of December 31, 2000, deferred taxes totaled US$297.4 million, US$115.7 million of which will become payable in 2003. The remaining amount is payable after 2003.

AmBev also participates in ICMS value-added tax credit programs offered by various Brazilian states which provide tax credits to offset ICMS value-added tax payable. In return, AmBev is committed to meeting certain operational requirements including, depending on the state, production volume and employment targets, among others. The grants are received over the lives of the respective programs. In 2000 and 1999, AmBev recorded US$42.1 million and US$35.2 million, respectively, of tax credits as a reduction of indirect taxes on sales. No such benefits were recorded in 1998 and 1997 because the operational requirements had not yet been met. The benefits granted are not subject to withdrawal in the event AmBev does not meet the program's targets; however, future benefits may be withdrawn.

Commitments and Contingencies

AmBev is subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. See "Item 8—Financial Information—Consolidated Financial Statements and Other Information—Legal Proceedings" and Note 18 to AmBev's consolidated financial statements.

Capital Investment Program

Prior to their consolidation into AmBev, Brahma and Antarctica both made significant investments in their production facilities. From 1994 to 1998, Brahma pursued an aggressive investment program to modernize and expand its production facilities, by renovating some existing facilities and replacing older breweries primarily located in city centers that have high operating costs with new, technologically advanced facilities located outside city centers. Brahma's capital investment program closely followed the increase in consumer demand in Brazil subsequent to the introduction of the *real* in July 1994. Between 1994 and 1998, Brahma invested a total of US$2,272.6 million (under U.S. GAAP) for capital expenditures, primarily in its expansion and modernization program.

The three main construction projects were the Nova Rio plant in Rio de Janeiro, the Sergipe plant in northeastern Brazil, and the Rio Grande do Sul plant in southern Brazil. The Nova Rio plant produces both beer and soft drinks with highly advanced brewing technology. This plant commenced operations in May 1996 and has an installed annual production capacity of 13.8 million hectoliters of beer, which represents 23% of AmBev's total annual beer production capacity in Brazil, and six and a half million hectoliters of soft drinks. The Sergipe and Rio Grande do Sul facilities, which each have an annual beer production capacity of three and a half million hectoliters, became operational at the end of 1998, marking the conclusion of the plan to increase installed capacity and plant modernization. The Sergipe and Rio Grande do Sul plants are located in the northeast and south of Brazil, respectively, and are expected to help AmBev to overcome its peak season shortages in these regions while keeping pace with expected consumption growth. In 1998, Brahma closed two old plants in Rio Grande do Sul: a beer plant and a soft drink plant. These two plants had a combined annual production capacity of about two million hectoliters.

In 1998, AmBev invested US$297.5 million in its capital investment program, which included finishing the construction of the Sergipe and Rio Grande do Sul beer plants, investments in productivity, an increase of Brahma's interest in Malteria Pampa, S.A., which owns a malt plant, from 40% to 100%, and improvements in warehousing used for direct distribution.

In 1999, AmBev invested US$108.5 million, which included investments in production and distribution equipment, routine annual replacement of returnable bottles and crates, investments in point of sale refrigeration equipment and the development of warehousing related to direct distribution.

In 2000, AmBev invested US$145.7 million which included investments in point of sale refrigeration equipment, returnable bottles and crates, production equipment, equipment and warehousing for direct distribution and information technology.

AmBev has budgeted approximately US$245.9 million for capital expenditures in 2001. Capital expenditures in 2001 will include continued investments in point of sale refrigeration equipment and in direct distribution, in addition to recurring expenditures for the upgrade and repair of equipment and the replacement of bottles and crates, and the purchase of 95.4% of the voting capital of Cerveceria y Malteria Paysandu S.A-Cympay, an Uruguayan beer producer, for US$27.7 million.

Antarctica. Antarctica recently concluded a 10-year capital investment program, which began in 1989. The purpose of the capital investment program was to modernize its plants and information systems, restructure its operations and distribution network to increase efficiency, and introduce new product lines. Antarctica's capital expenditures totaled US$60.2 million, US$ 168.7 million and US$93.4 million in 1999, 1998 and 1997, respectively. Those capital expenditures were used by Antarctica principally to build two new beer plants and two new plants for mixed production (beer and soft drinks), upgrade the beer production facilities at two existing plants, add four new bottling lines in its plants, purchase and install the R/3 satellite-linked industrial integration software produced by SAP AG of Germany, replace and upgrade machinery, and improve effluent and industrial waste treatment processes at its industrial plants.

Item 6. Directors, Senior Management and Employees

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The board of directors and the executive officers oversee AmBev's administration. The board of directors is comprised of three to 15 members who must be shareholders of AmBev and provides the overall strategic direction of AmBev. Directors are elected at general shareholders' meetings by holders of common shares for a three-year term. Day-to-day management is delegated to the executive officers of AmBev, who must number at least two but no more than 15. The board of directors appoints executive officers for a two-year term. The AmBev shareholders' agreement regulates the election of directors of AmBev by the controlling shareholders. See "Item 7—Major Shareholders and Related Party Transactions—AmBev Shareholders' Agreement—Management of AmBev".

Directors

The following table sets forth information with respect to the directors of AmBev:

Board of Directors(1)

Name	Age	Position	Director Since	Term Expires
Marcel Herrmann Telles	51	Co-Chairman and Director	1999	2002
Victorio Carlos De Marchi	62	Co-Chairman and Director	1999	2002
Jorge Paulo Lemann	61	Director	1999	2002
Carlos Alberto da Veiga Sicupira	53	Director	1999	2002
José Heitor Attílio Gracioso	69	Director	1999	2002
Roberto Herbster Gusmão	77	Director	1999	2002
José de Maio Pereira da Silva	77	Director	1999	2002
Alternate Members				
Roberto Moses Thompson Motta	43	Alternate Director	1999	2002
Vicente Falconi Campos	60	Alternate Director	1999	2002

____

(1) Marcel Telles, a Co-Chairman of the board of directors, was appointed by Braco and ECAP, the former controlling shareholders of Brahma, while Victorio Carlos De Marchi, a Co-Chairman of the board of directors, was appointed by the Zerrenner Foundation, the former controlling shareholder of Antarctica. Braco and ECAP appointed two additional directors—Jorge Paulo Lemann and Carlos Alberto Sicupira. The Zerrenner Foundation appointed three additional directors—José Heitor Attílio Gracioso, Roberto Herbster Gusmão and José de Maio Pereira da Silva. Both alternate directors were both appointed by Braco and ECAP, the former controlling shareholders of Brahma. The alternate members of the board of directors of AmBev were appointed in order to replace, if and when necessary, any of the directors appointed by Braco and ECAP.

The following are brief biographies of each of AmBev's directors.

Marcel Herrmann Telles. Mr. Telles is the Co-Chairman of the board of directors of AmBev. He served as Chief Executive Officer of Companhia Cervejaria Brahma from 1989 to 1999. He is also currently a member of the board of directors of Lojas Americanas S.A. Mr. Telles has a degree in economics from the Federal University of Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F. 6° floor, São Paulo, Brazil.

Victorio Carlos De Marchi. Mr. De Marchi is the Co-Chairman of the board of directors of AmBev and the Chairman of the board of directors of CBB. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De

Marchi is also currently president of the Brazilian beer producers' association (SINDICERV) and is a member of the orientation committee of the Zerrenner Foundation. Mr. De Marchi has a degree in economics from *Faculdade de Economia, Finanças e Administração de São Paulo* and a law degree from São Bernardo do Campo Law School. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6° floor, São Paulo, Brazil.

Carlos Alberto da Veiga Sicupira. Mr. Sicupira is a member of the board of directors AmBev. He also served as a member of the board of directors of Brahma from 1990 until 1999. He is also currently a Managing Partner of GP Investimentos Ltda., a director of Artex S.A. and Submarino.com Ltd. He has been chairman of the board of directors of Lojas Americanas S.A. since 1992 and served as a member of the board of directors of Playholding since 1995. Mr. Sicupira has a degree in business administration from the Federal University of Rio de Janeiro and a degree from the Harvard Business School. His principal business address is Av. Brig. Faria Lima, 3729, 7° floor, São Paulo, Brazil.

Jorge Paulo Lemann. Mr. Lemann is a member of the board of directors of AmBev. He is also a board member of Lojas Americanas S.A. in Brazil, the Gillette Company and Swiss Re; Chairman of the Latin American Advisory Committee of the New York Stock Exchange; founder and board member of Fundação Estudar, provider of scholarships for needy students in Brazil; and member of the International Advisory Boards of the Credit Suisse Group and DaimlerChrysler. He previously served as a member of the board of directors of Brahma from 1990 to 2001. He holds a degree in economics from Harvard Business School. His principal business address is Av. Brig. Faria Lima, 3729, 7° floor, São Paulo, Brazil.

José de Maio Pereira da Silva. Mr. Pereira da Silva is a member of the board of directors of AmBev. He joined Antarctica in 1938 and held various positions during his tenure. He served on the board of directors from 1958-1978 and from 1994 until April 2000. Mr. Pereira da Silva is also a member of the orientation committee of the Zerrenner Foundation. His principal business address is Alameda Itú, 852, 19° floor, São Paulo, Brazil.

José Heitor Attillo Gracioso. Mr. Gracioso is a member of the board of directors of AmBev. Mr. Gracioso joined Antarctica in 1946 and held various positions during his tenure. In 1994, Mr. Gracioso was elected to Antarctica's board of directors and, in 1999, he was elected Chairman of the board of directors of Antarctica, a position he held until April 2000. He holds a degree in marketing from the *Escola Superior de Propaganda de São Paulo*, a degree in business administration from *Fundação Getúlio Vargas* and a degree in law from São Bernardo do Campo Law School. His principal business address is Alameda Itú, 852, 19° floor, São Paulo, Brazil.

Roberto Herbster Gusmão. Mr. Gusmão is a member of the board of directors of AmBev. He was previously Vice-Chairman of the board of directors of Antarctica from 1998 until April 2000. Mr Gusmão was Chief Executive Officer of Cervejaria Antarctica-Niger S.A. from 1968 to 1982, and from 1986 to 1997. He was the Brazilian Minister of Trade and industry from 1985 to 1986 and President of Banco de Desenvolvimento do Estado de São Paulo from 1982 to 1983. Mr. Gusmão was also a professor and founder of graduation and post-graduation programs at *Fundação Getúlio Vargas* from 1954 to 1969. Mr. Gusmão has a law degree from the University of Minas Gerais Law School. His principal business address is Alameda Itú, 852, 19° floor, São Paulo, Brazil.

***Roberto Moses Thompson Motta**.* Mr. Motta is an alternate member of the board of directors of AmBev. Mr. Motta is an officer of GP Investimentos Ltda. He worked in the corporate finance department of Banco de Investimentos Garantia S.A. from 1986 to 1992. He holds a degree in engineering from the *Pontifícia Universidade Católica do Rio de Janeiro*, and an M.B.A. from the Wharton School of the University of Pennsylvania. His principal business address is Av. Brig. Faria Lima, 3729, 7° floor, São Paulo, Brazil.

Vincente Falconi Campos. Mr. Campos is an alternate member of the board of directors of AmBev. Mr. Campos serves as President of the institutional council of Fundação de Desenvolvimento Gerencial & FDG. He is also a consultant for the Brazilian government and Brazilian and multinational companies. He holds a degree in mining and metal engineering from the Federal University of Minas Gerais. His principal business address is Av. Contomo, 7962, 10° floor, Belo Horizonte, Brazil.

Executive Officers

The following table sets forth information with respect to the executive officers of AmBev:

Executive Officers

Name	Age	Title	Current Position Held Since	Term Expires
Magim Rodriguez Júnior	59	Chief Executive Officer	1999	2003
Luis Felipe Pedreira Dutra Leite	35	Chief Financial Officer and Investor Relations Officer	2000	2003
José Adilson Miguel	59	Retail Officer	2000	2003
Cláudio Bráz Ferro	46	Manufacturing Officer	2000	2003
Carlos Alves de Brito	40	Sales Officer	2000	2003
Guilherme Rodolfo Laager	44	Logistics and Information Officer	2000	2003
Juan Manuel Vergara Galvis . . .	41	Executive Officer of Soft drink and Nonalcoholic Beverages Division	2000	2002
Mauricio Luis Luchetti	42	People and Quality Officer	2000	2003
Miguel Nuno da Mata Patrício .	34	Marketing Officer	2000	2002

The following are brief biographies of each of AmBev's executive officers.

Carlos Alves de Brito. Mr. Brito is the Executive Sales Officer of AmBev and CBB. He joined Brahma in 1989 and has held various management positions during his tenure. Mr. Brito holds a degree in mechanical engineering from the Federal University of Rio de Janeiro and an M.B.A. from Stanford University. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6° floor, São Paulo, Brazil.

Cláudio Bráz Ferro. Mr. Ferro is the Executive Manufacturing Officer of AmBev and CBB. He started working with Brahma in 1978 as a Brew Master and was responsible for the production and bottling divisions. In 1984, he was appointed Manager of the Industrial Department and in 1990, Manager of the Rio de Janeiro plant. He holds a degree in industrial chemistry form the Federal University of Santa Maria. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6° floor, São Paulo, Brazil.

Guilherme Rodolfo Laager Mr. Laager is the Executive Logistics and Information Officer of AmBev. He joined Brahma in 1989 as the manager of Brahma's Minas Gerais and Jacareí plants. Mr. Laager holds a degree in civil engineering from the Federal University of Rio de Janeiro. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6° floor, São Paulo, Brazil.

José Adilson Miguel. Mr. Miguel is the Executive Distribution Officer of AmBev. He has held various management positions during his tenure with Brahma since 1962. He was named Commercial Manager in 1970, General Marketing Manager in 1976, and Marketing Officer in 1980. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6° floor, São Paulo, Brazil.

Juan Manuel Vergara Galvis. Mr. Vergara is the Executive Soft drink and Nonalcoholic Beverages Officer of AmBev. Prior to this appointment he was the Marketing Officer of Brahma from 1997 to 2000. He holds a degree in business administration from the *Colegio de Estudos Superiores de Administración*, in Bogota, Colombia. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6° floor, São Paulo, Brazil.

Luis Felipe Pedreira Dutra Leite. Mr. Dutra is the Chief Financial Officer and Investor Relations Officer of AmBev and the Chief Financial Officer of CBB. He joined Brahma in 1990 and has held numerous positions during his tenure. Mr. Dutra holds a degree in economics and an M.B.A. in financial management from the University of São Paulo. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6° floor, São Paulo, Brazil.

Magim Rodriguez Júnior. Mr. Rodriguez has been the Chief Executive Officer of AmBev since his appointment in 1999. He is also Chief Executive Officer of CBB. He has been associated with Brahma since 1989, serving first as Marketing Officer. He holds a degree in business administration and accounting from Mackenzie University. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6° floor, São Paulo, Brazil.

Mauricio Luis Luchetti. Mr. Luchetti is the People and Quality Officer of AmBev. He joined Brahma in 1985 and has held various management positions during his tenure. Mr. Luchetti holds a degree in business administration from the *Pontificia Universidade Católica* in Rio de Janeiro. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6° floor, São Paulo, Brazil.

Miguel Nuno da Mata Patricio. Mr. Patrício is the Executive Officer of Marketing of AmBev. He joined the company in 1999. Mr. Patrício has a degree in business administration from *Fundacão Getúlio Vargas* in São Paulo. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6° floor, São Paulo, Brazil.

Compensation

The aggregate remuneration of all members of the board of directors and senior management of AmBev (19 persons in all) in 2000 for services in all capacities amounted to US$12.5 million, including contingent or deferred compensation accrued during the year, even if payable at a later date. The members of the board of directors and senior management received some additional benefits generally provided to AmBev employees and their beneficiaries and covered dependents, such as medical assistance, educational expenses and supplementary social security benefits. All such benefits were provided through the Zerrenner Foundation and, prior to its merger with the Brahma Welfare Foundation, the Brahma Welfare Foundation. The board of directors and AmBev's senior management also receive benefits pursuant to AmBev's pension, profit-sharing plan, and share purchase plan. For a description of these plans see "—Plans". The total amounts set aside or accrued by the company or its subsidiaries in 2000 to provide pension, retirement or similar benefits to directors and senior management of AmBev was US$0.5 million..

There are no agreements between AmBev and any of its directors providing for benefits upon termination of employment.

Board Practices

General

All of the current members of the Board of Directors of AmBev have been members since 1999 and their term expires in 2002. There are no agreements between AmBev and any of its directors providing for benefits upon termination of employment.

Fiscal Committee

AmBev has a nonpermanent fiscal committee (*Conselho Fiscal*) which reviews AmBev's internal financial statements, meets with AmBev's independent accountants on financial matters and recommends the selection of independent accountants for AmBev and its subsidiaries. Current members of the committee are Luiz Fernando Mussolini, Ricardo Scalzo and Antônio Carlos Monteiro. Mr. Monteiro is a representative of preferred shareholders. Alternate members of the fiscal committee are Ary Waddington, José Fiorita e Marcelo de Souza Muniz.

Employees

As of March 31, 2001, AmBev and its subsidiaries had approximately 18, 172 employees, approximately 63.2% of whom were engaged in production, 33.0% of whom were engaged in sales and distribution and 3.8% of whom were engaged in administration. The number of temporary employees employed by AmBev is typically less than 1% of AmBev's total workforce. The following table sets forth the number of employees of AmBev and its subsidiaries as of the end of the years indicated:

Employees As of December 31,		
2000*	1999 **	1998**
18,172	9,416	10,708

* Includes the employees of AmBev, Brahma and Antarctica and their respective subsidiaries.
** Includes only the employees of Brahma and its subsidiaries.

The following table shows the geographical distribution of AmBev's employees as of March 31, 2001:

Geographical Distribution of AmBev Employees

Location	Number of Employees
Brazil	16,794
Argentina	391
Uruguay	393
Venezuela	594
	18,172

The number of temporary employees employed by AmBev is typically less than 1% of AmBev's total workforce.

Productivity

The following table shows our productivity as measured by hectoliters sold per production employee in 2000, 1999 and 1998. Productivity is calculated by dividing the total volume of beer and soft drinks sold by the number of employees involved in the production process at the end of each period:

Productivity in Hectoliters Per Production Employee For the year ended December 31,		
2000*	1999**	1998**
7,556hl	8,776hl	8,684hl

* Based on the employees of AmBev, Brahma and Antarctica and their respective subsidiaries and the total volume of beer and soft drinks sold by Brahma and its subsidiaries and by Antarctica and its subsidiaries for the year ended December 31, 2000, aggregated on a pro forma basis.

** Based only on the employees of Brahma and its subsidiaries and the total volume of beer and soft drinks sold by Brahma and its subsidiaries at the end of the year.

Training

In 1998, Brahma created the “Brahma University” (now “AmBev University”) to train and improve our employees’ performance, and the performance of our distributors’ employees. In 2000, the company's training facility provided in-house training for more than 13,000 employees of AmBev and its distributors. At the management level, AmBev's senior management and executive officers participate in several business and technical training programs at leading United States and European universities. Training schools in our major facilities provide courses, mainly technical in nature, for supervisory and operating personnel. In an initiative by the Brazilian beer producers’ association Sindicerv, AmBev and other beer producers have established a training school at Vassouras, near Rio de Janeiro, which includes a micro-brewery, bottling line and malting plant. AmBev believes that its personnel are well trained and kept abreast of current technical and business developments.

Industrial Relations

About 5% of AmBev’s production employees are represented by labor unions. The number of administrative and distribution employees represented by labor unions is not significant. Salary negotiations are conducted annually between the workers’ unions and AmBev. Collective bargaining agreements covering both union and non-union production employees are negotiated separately for each facility. AmBev’s collective bargaining agreements have a term of one year, and AmBev intends to enter into new collective bargaining agreements on or prior to the expiration of the existing agreements. AmBev believes that its relations with its employees are satisfactory, and there have been no strikes or significant labor disputes in the past seven years.

Health and Severance Benefits

In addition to wages, AmBev’s employees receive additional benefits from AmBev. Some of these benefits are mandatory under Brazilian law, some are provided for in collective bargaining agreements, and others are voluntarily given by AmBev. The benefits packages of AmBev’s employees consist of benefits provided both by AmBev directly and by AmBev through the Zerrenner Foundation, which provides medical, dental, educational and social assistance to current and retired employees of AmBev and their beneficiaries and covered dependents, either for free or at a reduced cost. AmBev may voluntarily contribute up to 10% of its consolidated net income, as determined in accordance with Brazilian corporation law and AmBev's by-laws, to support the Zerrenner Foundation. As part of the process of merging the Brahma Welfare and Zerrenner Foundations (see Item 7—"Major Shareholders and Related Party Transactions"—Major Shareholders—Share Ownership History of AmBev's Major

Shareholders), an actuarial evaluation was carried out to determine the level of contributions required to be made to the Zerrenner Foundation to provide benefits to all employees compatible with those formerly provided by the Brahma Welfare Foundation. The actuarial evaluation concluded the need for additional contributions by AmBev over the next several years of approximately R$100 million (US$51.1 million based on the December 31, 2000 exchange rate). On April 27, 2001, as permitted by our by-laws, we made a contribution of US$9.0 million to the Zerrenner Foundation. See "Item 5—Operating and Financial Review—Operating Results—Zerrenner Foundation".

AmBev is required to contribute 8% of each employee's gross pay to an account maintained in the employee's name in the government severance indemnity fund (FGTS). Under Brazilian law, AmBev is also required to pay termination benefits to employees dismissed without cause equal to 40% of the accumulated contributions made by AmBev to the FGTS during the employee's period of service.

Plans

Stock Ownership Plan

AmBev has a stock ownership plan designed to obtain and retain the services of qualified directors, executives and employees. Both common and preferred shares are granted in the plan. As of December 31, 2000, the plan had outstanding and exercisable options to acquire 1,241,355,000 shares of AmBev. Shares available at December 31, 2000 for options to be granted in the future totalled 1,932,304,000 shares. The plan is administered by a committee, which includes non-management members of the board of directors of AmBev. This committee periodically creates programs under the stock ownership plan, defining the terms and employees to be included, and establishes the price at which the options are to be issued. This price may not be less than 90% of the average price of the shares traded on the stock market on the previous three business days, adjusted by a monetary correction index to be defined by the committee for each program. The number of shares which may be granted in each year cannot exceed 5% of the total number of shares outstanding of each type of shares. When share options are exercised, AmBev issues new shares or transfers treasury shares to the option holder. Stock options granted have no final date to be exercised. When the grantee leaves the company (other than upon retirement), the options are forfeited. If an employee decides to sell shares acquired pursuant to the exercise of his or her options or an employee leaves the company, AmBev has the right to buy such shares at a price equal to:

- the inflation-indexed price paid by such employee, if the employee sells the shares during the first 30 months after the exercise of the option;
- 50% of the inflation-indexed price paid, plus 50% of the prevailing market price, if the employee sells the shares after the first 30 months but before the 60th month after the exercise of the option; or
- the market price, if the employee sells the shares more than 60 months after the exercise of the option.

The Company finances the purchase of shares in accordance with the established plan rules. Financing arrangements are normally for periods of not more than four years and include interest of 8% per annum over a designated general price index. These loans are guaranteed by the shares issued upon the exercise of options. At December 31, 2000 the outstanding balance of these loans amounted to US$84.5 million and are classified as a deduction from shareholders' equity.

Pension Plans

AmBev Pension Plan

AmBev's pension plans are administered by the AmBev Pension Fund (*Instituto AmBev de Previdência Privada*) which is the successor of the Brahma Pension Fund—*Instituto Brahma de Seguridade Social*— as from December 8, 2000.

The AmBev Pension Fund sponsors a defined-benefit pension plan and operates a defined-contribution plan, which supplements benefits that the Brazilian government social security system provides to our employees and employees of our Brazilian subsidiaries. The AmBev Pension Fund was established solely for the benefit of our employees and its assets are held independently. We nominate the three directors of the AmBev Pension Fund. As of December 31, 2000, we had 5,332 participants in our plan of which 2,389 participated in the defined benefit plan. We contributed 3.1% and 5.4% of each employee nominal monthly salary to the defined benefit plan and to the defined contribution plan in 2000, respectively.

The AmBev Pension Fund is available to both active and retired employees. Three months after joining us, employees may opt to join the defined contribution plan. Upon leaving (unless upon retirement) members are required to leave the AmBev Pension Fund. Members who joined after 1990 and request to leave will receive their contributions actualized in a single installment.

Prior to May 1998, when the defined contribution plan was launched, there was only a defined benefit plan. The defined benefit plan was closed to new participants as of this date. New employees of AmBev can only join the defined contribution plan. At the time of adoption of the defined contribution plan, active participants were given the option either to remain in the old plan, or transfer their accumulated benefits to the defined contribution plan. The defined contribution plan covers substantially all new employees.

Pension costs relating to the AmBev contribution plan for the year ended December 31, 2000 were approximately US$1.5 million compared to US$1.7 million in 1999. Pension costs relating to the Antarctica contribution plan for the year ended December 31, 2000, were approximately US$2.0 million compared to US$1.6 million in 1999.

The plan assets are comprised principally of time deposits and equity securities (including 9,595,170 preferred shares and 88,664,850 common shares of AmBev at December 31, 2000 with a total fair value of US$23.6 million as of December 31, 2000), government securities and properties. All benefits are calculated and paid in inflation-indexed Brazilian *reais*.

Antarctica Pension Plan

For the former employees of Antarctica, AmBev is the sponsor of the Antarctica Normal Plan, which is a defined contribution plan, and the Antarctica Special Plan, which is a defined benefit plan. The Antarctica Normal Plan is available to substantially all active former employees of Antarctica. This plan provides for employer participation based primarily on employee participation. The total expense under the Antarctica Normal Plan was US$2.0 million in the year ended December 31, 2000 (1999 - US$1.6 million). The Antarctica Special Plan was established in August 1995 to provide benefits to retiring employees and their beneficiaries. Plan eligibility is contingent upon age and salary level as of such date, which included an additional group of employees who would retire over the following few years. The plan has 144 participants in payment status as of December 31, 2000 (1999 - 144). The benefits paid to participants of the Antarctica Special Plan are based on final salary.

Profit-Sharing Plan

AmBev's by-laws provide for the distribution of up to 10% of AmBev's net income, as determined in accordance with Brazilian corporation law, to its employees. Executive officers are eligible for profit-sharing in an amount not to exceed the lower of their annual remuneration or 5% of AmBev's net income in the aggregate.

Payments under AmBev's profit-sharing plan are subject to the availability of cash resources of AmBev. The size of the executive officers' bonuses is determined on the basis of individual performance, and is subject to approval by the board of directors of AmBev. All other employees of AmBev are entitled to performance-based variable bonuses calculated on an annual basis. These bonuses vary depending on the achievement by each employee of specific targets, which are established for each area of the company and then attributed to each person on an individual basis.

Expenses of AmBev under these programs are included in general and administrative expenses and amounted to US$29.3 million (executive officers—US$3.1 million; other employees—US$26.2 million), in respect of the year ended December 31, 2000, US$1.9 million (executive officers zero; other employees US$1.9 million) in respect of the year ended December 31, 1999, and US$36.4 million (executive officers US$6.6 million; other employees US$29.8 million) in respect of the year ended December 31, 1998. AmBev did not pay any individual bonus to executive officers for 1999, since Brahma's goals set earlier in 1999 were not met.

Director and Senior Management Share Ownership

The following table shows the amount, type and percentage of class of our equity securities held by members of our board of directors and by senior management as of April 10, 2001:

Name	Amount and Percentage of Common Shares		Amount and Percentage of Preferred Shares	
Marcel Herrmann Telles[1]	888,214,825	5.56%	345,020,520	1.48%
Victorio Carlos De Marchi[2]	*		*	
Jorge Paulo Lemann[3]	*		*	
Carlos Alberto da Veiga Sicupira[4]	*		*	
José Heitor Attílio Gracioso[5]	*		*	
Roberto Herbster Gusmão[6]	*		*	
José de Maio Pereira da Silva[7]	*		*	
Roberto Moses Thompson Motta[8]	*		*	
Vicente Falconi Campos	*		*	
Magim Rodriguez Júnior	*		*	
Luis Felipe Pedreira Dutra Leite	*		*	
José Adilson Miguel[9]	*		*	
Cláudio Bráz Ferro	*		*	
Carlos Alves de Brito	*		*	
Guilherme Rodolfo Laager	*		*	
Juan Manuel Vergara Galvis	*		*	
Mauricio Luis Luchetti	*		*	
Miguel Nuno da Mata Patrício	*		*	

* Indicates that the individual holds less than 1% of the class of securities.

(1) Does not include 7,363,453,440 common shares owned by Braco S.A. (Braco) and Empresa de Administração e Participações S.A. - ECAP (ECAP). Mr. Telles, owns 12.9% of the voting shares of Braco, which in turn owns 99.7% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders' Agreement". Mr. Telles disclaims ownership of the shares of AmBev owned by Braco and ECAP. Mr. Telles is also a counsilor of the Zerrenner Foundation. For information regarding the shareholdings of the Zerrenner Foundation. See "Item 7—Major Shareholders and Related Party Transactions—AmBev's Major Shareholders". Does not include warrants to subscribe for 10,126,600 common shares and 13,917,020 preferred shares of AmBev in April 2003. See "Item 7 — Major Shareholders and Related Party Transactions—Major Shareholders—Options and Warrrants".

(2) Mr. De Marchi is a counsilor of the Zerrenner Foundation. For information regarding the shareholding of the Zerrenner Foundation, see "Item 7—Major Shareholders and Related Party Transactions—AmBev's Major Shareholders".

(3) Does not include 7,363,453,440 common shares owned by Braco and ECAP. Mr. Lemann owns 58.8% of the voting shares of Braco, which in turn owns 99.7% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders' Agreement". Mr. Lemann disclaims ownership of the shares of AmBev owned by Braco and ECAP.

(4) Does not include 7,363,453,440 common shares owned by Braco and ECAP. Mr. Sicupira owns 12.9% of the voting shares of Braco, which in turn owns 99.7% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders' Agreement". Mr. Sicupira disclaims ownership of the shares of AmBev owned by Braco and ECAP.

(5) Mr. Gracioso is a counsilor of the Zerrenner Foundation. For information regarding the shareholding of the Zerrenner Foundation, see "Item 7—Major Shareholders and Related Party Transactions—AmBev's Major Shareholders".

(6) Mr. Gusmão is a counsilor of the Zerrenner Foundation. For information regarding the shareholding of the Zerrenner Foundation, see "Item 7—Major Shareholders and Related Party Transactions—AmBev's Major Shareholders".

(7) Mr. da Silva is a counsilor of the Zerrenner Foundation. For information regarding the shareholding of the Zerrenner Foundation, see "Item 7—Major Shareholders and Related Party Transactions—AmBev's Major Shareholders".

(8) Does not include 7,363,453,440 common shares owned by Braco and ECAP. Mr. Motta is an executive officer of Braco and ECAP. Mr. Motta disclaims beneficial ownership of the shares of AmBev owned by Braco and ECAP.

(9) Mr. Miguel is a counsilor of the Zerrenner Foundation. For information regarding the shareholding of the Zerrenner Foundation, see "Item 7—Major Shareholders and Related Party Transactions—AmBev's Major Shareholders".

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Introduction

As of April 10, 2001, AmBev had 15,976,336,195 common voting shares and 23,238,852,050 preferred non-voting shares outstanding. AmBev has registered two classes of American Depositary Shares (ADSs) pursuant to the Securities Act: ADSs evidenced by American Depositary Receipts (ADRs) representing 100 preferred shares, and ADSs evidenced by ADRs representing 100 common shares. As of April 10, 2001, there were 94,304,265 preferred ADSs outstanding (representing 9,430,426,500 preferred shares) and 90,600 common ADSs outstanding (representing 9,060,000 common shares). AmBev ADRs are issuable by The Bank of New York pursuant to deposit agreements for common and preferred shares.

Control

AmBev is controlled by Braco S.A. (Braco), Empresa de Administração e Participações S.A. - ECAP (ECAP) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (the Zerrenner Foundation), which own in the aggregate 68.76% of AmBev's common shares. In addition, Braco, ECAP and the Zerrenner Foundation, as well as Marcel Telles, Jorge Paulo Lemann and Carlos Sicupira, as intervening parties, are parties to a shareholders' agreement relating to AmBev. See "—AmBev Shareholders' Agreement". As of April 10, 2001, Braco and ECAP collectively own 46.09% of the common shares of AmBev. Messrs. Telles, Lemann and Sicupira collectively own 84.5% of the voting shares of Braco, which in turn owns 99.7% of the voting shares of ECAP. Mr. Telles individually owns 5.6% of the common shares of AmBev and is also a Counsilor of the Zerrenner Foundation. The Zerrenner Foundation owns 22.7% of the common shares of AmBev.

Share Ownership History of AmBev's Major Shareowners

As of June 30, 1999 Braco and ECAP together held approximately 55.1% of the common shares of Brahma, and the Zerrenner Foundation held approximately 88.1 % of the common shares of Antarctica. On July 1, 1999, as a result of the controlling shareholders' contribution, Braco, ECAP and the Zerrenner Foundation became the holders of 33.69%, 42.27% and 24.04% respectively, of AmBev's common shares, and AmBev became the controlling shareholder of Brahma and Antarctica. Braco also contributed nonvoting preferred shares of Brahma to AmBev in exchange for 67,903,450 nonvoting preferred shares of AmBev, and the Zerrenner Foundation contributed nonvoting preferred shares of Antarctica to AmBev in exchange for 267,843,425 nonvoting preferred shares of AmBev.

As a result of the Antarctica and Brahma conversions on September 15, 1999 and September 14, 2000, respectively, the percentage common shareholdings of Braco, ECAP and the Zerrenner Foundation were reduced to approximately 60% of the AmBev common shares.

Between September 15, 1999 and October 20, 2000, Braco purchased an additional 31,461,605 AmBev common shares, increasing its holding to 3,251,471,215 AmBev common shares.

Prior to September 14, 2000, the date of the Brahma conversion, Mr. Telles held in his individual capacity approximately 888,214,820, or 6.7%, of the Brahma common shares, and 345,020,520 AmBev preferred shares. As a result of the Brahma conversion, Mr. Telles became the holder, in his individual capacity, of approximately 888,214,820, or, at that time, 5.6%, of AmBev common shares, and 345,020,520 AmBev preferred shares.

Braco subsequently disposed of all of its AmBev preferred shares.

Between October 20, 2000 and November 20, 2000, Braco purchased an additional 72,414,000 AmBev common shares, increasing its holdings to 3,323,885,215 AmBev common shares.

On October 27, 2000, the Brahma Welfare Foundation, a nonprofit entity established by Brahma to provide social and other welfare benefits to its employees, was merged into the Zerrenner Foundation. As a result, the 1,323,696,770 AmBev common shares owned by the Brahma Welfare Foundation are now owned by the Zerrenner Foundation, increasing the Zerrenner Foundation's holdings to 3,621,305,410 AmBev common shares, and the 203,823,240 AmBev preferred shares owned by the Brahma Welfare Foundation are now owned by the Zerrenner Foundation, increasing the Zerrenner Foundation's holdings to 471,666,665 preferred shares.

Share Buyback Program

On April 25, 2001, AmBev reauthorized its share buyback program which had been initiated on December 13, 2000. Under the program, AmBev is authorized to repurchase up to R$400 million of its shares. Since the original program was initiated, R$101.5 million has been used to repurchase 50,005,000 common shares and 150,370,000 preferred shares. The remaining amount allocated for future share repurchases is approximately R$300 million. According to Brazilian law, buyback programs are valid for a maximum of 90 days (but may then be reauthorized). The maximum number of its shares that may be held by a company (unless cancelled) is 10% of each class of outstanding shares.

AmBev's Major Shareholders

The following table sets forth information, as of April 10, 2001, with respect to any person known to AmBev to be the beneficial owner of 5% or more of AmBev's outstanding shares:

	Amount and Percentage of Common Shares		Amount and Percentage of Preferred Shares	
The Bank of New York - ADR Department(1)	9,560,000	0.06%	9,385,686,605	40.40%
Braco(2)	7,363,453,440	46.09%	—	—
ECAP	4,039,568,225	25.29%	—	—
Zerrenner Foundation(3)	3,621,305,410	22.67%	471,666,665	2.03%
Marcel H. Telles(4)	888,214,825	5.56%	345,020,520	1.48%
Jorge Paulo Lemann(5)	—	—	—	—
Carlos A. Sicupira(6)	—	—	—	—

(1) Represents the number of shares held in the form of ADSs. The Bank of New York is the depositary of AmBev shares in accordance with the deposit agreement entered into with AmBev and the owners of AmBev ADSs.

(2) Includes 4,039,568,225 common shares owned by ECAP. Braco owns 99.7% of the voting shares of ECAP. Mr. Telles, a Co-Chairman of the board of directors of AmBev and a counsilor of the Zerrenner Foundation, Mr. Lemann and Mr. Sicupira, each a member of the board of directors of AmBev, own 12.9%, 58.8% and 12.9%, respectively, of the voting capital of Braco.

(3) Mr. Telles, Victorio Carlos De Marchi, Jose Heitor Attilio Gracioso, Roberto Herbster Gusmao and Jose de Maio Pereira da Silva, directors of AmBev, and Jose Adilson Miguel, an officer of AmBev, are counsilors of the Zerrenner Foundation.

(4) Does not include 7,363,453,440 common shares owned by Braco and ECAP. Mr. Telles, a co-chairman of the board of directors of AmBev, owns 12.9% of the voting shares of Braco, which in turn owns 99.7% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "—AmBev Shareholders' Agreement". Mr. Telles disclaims ownership of the shares of AmBev owned by Braco and ECAP. Mr. Telles is also a counsilor of the Zerrenner Foundation. Does not include warrants to subscribe for 10,126,600 common shares and 13,917,020 preferred shares of AmBev in April 2003. See "Item 7 — Major Shareholders and Related Party transactions—Major Shareholders—Options and Warrrants".

(5) Does not include 7,363,453,440 common shares owned by Braco and ECAP. Mr. Lemann a member of the board of directors of AmBev, owns 58.8% of the voting shares of Braco, which in turn owns 99.7% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "—AmBev Shareholders' Agreement". Mr. Lemann disclaims ownership of the shares of AmBev owned by Braco and ECAP.

(6) Does not include 7,363,453,440 common shares owned by Braco and ECAP. Mr. Sicupira, a member of the board of directors of AmBev, owns 12.9% of the voting shares of Braco, which in turn owns 99.7% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "—AmBev Shareholders' Agreement". Mr. Sicupira disclaims ownership of the shares of AmBev owned by Braco and ECAP.

For a description of the Company's major shareholders' voting rights, See "—AmBev Shareholders Agreement".

Options and Warrants

On February 14, 1996, Brahma's board of directors approved the private placement of 2,024,652,595 warrants at R$50 per 5,000-share lot, convertible on a one-to-one basis in April 2003 at a strike price of R$1,000.00. Each warrant was originally issued to holders of a block of 85 shares of Brahma, whether preferred or common. The subscription price was originally set at R$0.20 per common or preferred share. The subscription price for each of the warrants is adjusted pursuant to the IGP-M inflation index, reduced by dividends paid, and accrues interest at the rate of 12% per year. At the Brahma shareholders' meeting that considered the Brahma conversion, common shareholders voted to cancel the Brahma warrants and replace them with new AmBev warrants, which entitle holders to subscribe for AmBev shares in accordance with the original terms and conditions applicable to the Brahma warrants. The 2,024,652,595 warrants entitled holders to subscribe for a total of 710,195,105 newly issued common shares and 1,314,457,490 newly issued preferred shares of AmBev. The right of each warrant to subscribe for shares will be adjusted proportionately should there be any splits, reverse splits or distributions of stock dividends.

In connection with an IFC loan (which had an outstanding balance of US$67.5 million on December 31, 2000), the IFC has an option to convert an amount equal to US$5 million of the principal amount of the loan into 53.3 million of AmBev's preferred shares. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt—Long-Term Debt".

AmBev Shareholders' Agreement

On July 1, 1999, the Zerrenner Foundation, Braco and ECAP, as well as AmBev and Messers. Jorge Paulo Lemann, Marcel Telles and Carlos Alberto Sicupira, the latter three as intervening parties, entered into a shareholders' agreement with respect to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries (including Brahma and Antarctica), among other matters.

Management of AmBev

Although each common share of AmBev entitles shareholders to one vote in connection with the election of AmBev's board of directors, AmBev's controlling shareholders, the Zerrenner Foundation, Braco and ECAP, have the ability to elect the majority of AmBev's directors. Because the election of any director by minority (non-controlling) shareholders would require the adoption of a cumulative vote procedure, the provisions of the shareholders' agreement on the management of AmBev are based on the assumption that no directors will be elected by minority shareholders of AmBev.

Under the shareholders' agreement, each of the Zerrenner Foundation, Braco and ECAP will have representation on the board of directors of AmBev and its subsidiaries. The boards of directors of AmBev and its subsidiaries will each be comprised of at least three and no more than 15 regular members and no more than 15 alternates, with a term of office of three years and reelection being permitted. The Zerrenner Foundation will have the right to appoint four directors and their respective

alternates to the boards of directors of AmBev and of its subsidiaries, so long as it maintains at least a minimum ownership of AmBev voting shares equivalent to the ownership of common shares that the Zerrenner Foundation held at the time that the shareholders' agreement was entered into. At the time that the shareholders' agreement was entered into, the Zerrenner Foundation held 459,521,728 common shares, which adjusted for the five-for-one stock split that took effect on October 23, 2000, is currently equivalent to 2,297,608,640 common shares. The Zerrenner Foundation is not allowed under the shareholders' agreement to appoint more than four directors in the event that its holding of AmBev common shares increases. The shareholders' agreement also does not provide for a proportional reduction in the number of directors appointed by the Zerrenner Foundation, in case of reduction in the number of AmBev common shares that it owns. As a result, any reduction in the holding of the Zerrenner Foundation below 2,297,608,640 AmBev common shares would cause it to lose the right to appoint any director of AmBev. Braco and ECAP, acting jointly, have the right to appoint members and their respective alternates to the boards of directors of AmBev and its subsidiaries, in a number proportionate to the number of members appointed by the Zerrenner Foundation. Such proportion is based on the ratio between the Zerrenner Foundation's holding and the aggregate holdings of Braco and ECAP in the voting capital of AmBev.

The shareholders' agreement provides that AmBev will have two Co-Chairmen with identical rights and duties, one appointed by the Zerrenner Foundation and the other by Braco and ECAP, jointly. In the event of a deadlock, neither of the Co-Chairmen has a deciding vote on matters submitted to the board of directors of AmBev.

Each of the Zerrenner Foundation, or Braco and ECAP together, may remove a director that it has appointed to the board of directors of AmBev or its subsidiaries, and each also has the right to appoint the respective replacement or a new alternate, if the originally appointed alternate is confirmed for the vacant position.

Each of the Zerrenner Foundation, Braco and ECAP has agreed to exercise its voting rights in the shareholders' meetings of AmBev and its subsidiaries in such a way that it may elect the largest possible number of directors in each of AmBev and its subsidiaries. The Zerrenner Foundation, Braco and ECAP will agree on the method of casting their votes in order to accomplish this purpose in the event of adoption of cumulative vote procedure under Brazilian law, under which each common share is entitled to as many votes as there are directors to be elected.

The shareholders' agreement provides that AmBev will have one Chief Executive Officer (*Diretor Geral*) and Officers (*Diretores Adjuntos*), to be elected by AmBev's board of directors.

Preliminary Meetings and Exercise of Voting Rights

On matters submitted to a vote of the shareholders or their representatives in the boards of directors of AmBev or its subsidiaries, the Zerrenner Foundation, Braco and ECAP have agreed to endeavor first to reach a consensus with respect to voting their common shares of each of AmBev and its subsidiaries, and as to how to direct their representatives to vote on the matter being submitted. In order to reach such a consensus, the shareholders' agreement provides that the parties shall hold a preliminary meeting in advance of all meetings of shareholders or boards of directors of AmBev or of its subsidiaries, with the purpose of discussing and determining a consensus position to be taken by the parties in such meetings. This procedure makes it more likely that a matter approved by the controlling shareholders will also be approved at a shareholders' meeting.

If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by all parties to the agreement will be determined by the group holding the greatest number of AmBev voting common shares, which currently is Braco and ECAP. However, this rule does not apply in connection with the election of members of boards of directors, as described above under

"—Management of AmBev", and with respect to fundamental matters which require unanimous approval by the Zerrenner Foundation, Braco and ECAP, as follows:

- any amendment to the by-laws of AmBev and/or any of its subsidiaries changing the corporate objectives, the term of duration of the company, and/or the composition, powers and duties of the management bodies;
- approval of the annual investment budget of AmBev and/or any of its subsidiaries;
- approval of AmBev's strategic five-year plan;
- appointment, removal or replacement of the Chief Executive Officer of AmBev;
- approval or change of the compensation policy for the board of directors and officers of AmBev and its subsidiaries;
- approval of stock option plans for the managers and employees of AmBev and/or its subsidiaries;
- change in the dividend policy of AmBev and/or any of its subsidiaries;
- increases in the capital of AmBev and/or any of its subsidiaries, with or without preemptive rights, through subscription, creation of a new class of shares, or changes in the characteristics of the existing shares, as well as decreases of capital, issuances of debentures (whether or not convertible into shares), warrants, and the creation of founders' shares by AmBev and/or any of its subsidiaries;
- mergers, spin-offs, transformations, acquisitions, and investments involving AmBev and/or any of its subsidiaries;
- the creation, acquisition, assignment, transfer, establishment of an encumbrance on and/or disposal of, shares, quotas and/or any securities issued by any of AmBev's subsidiaries, under any title or form;
- the incurrence by AmBev and/or any of its subsidiaries, in a single transaction or series of related transactions, of any indebtedness greater than 10% of the shareholders' equity of AmBev as per the last audited balance sheet prepared in accordance with Brazilian corporation law;
- the execution, amendment, termination, renewal or cancelation of any contracts, agreements or the like involving the registered or deposited trademarks of AmBev or its subsidiaries;
- the extension of loans or the offer of guarantees of any kind by AmBev and/or any of its Subsidiaries to any third parties in an amount greater than 1% of AmBev's shareholders' equity as set forth in the last audited balance sheet prepared in accordance with Brazilian corporation law, except in favor of employees of AmBev and of its subsidiaries, or in favor of the subsidiaries themselves;
- election of members for committees of AmBev's board of directors;
- cancellation of the registration of AmBev and/or any of its subsidiaries as publicly traded companies;
- petition for an arrangement with creditors (*concordata*) or acknowledgment of bankruptcy by AmBev and/or any of its subsidiaries;
- liquidation or dissolution of AmBev and/or any of its subsidiaries; and

- appointment of the external auditors of AmBev and/or any of its subsidiaries.

The shareholders' agreement provides that whenever the parties fail to reach a consensus in a preliminary meeting as to any matter listed above, they will exercise their voting rights so as not to approve such matter. The shareholders' agreement provides that any votes cast by the Zerrenner Foundation, Braco or ECAP in violation of the provisions of the agreement will be deemed null, void and ineffective.

Rights of First Refusal

The shareholders' agreement contains the following provisions concerning rights of first refusal of the parties to the agreement:

- Neither the Zerrenner Foundation, on the one hand, nor Braco and ECAP, on the other hand, may directly or indirectly dispose of their AmBev shares without offering a right of first refusal to the other party. The right of first refusal can only be exercised so that all AmBev shares offered are acquired by the offered party and so that such acquisition occurs within a 30-day period, as provided in the shareholders' agreement. If the right of first refusal is not exercised, the party wishing to dispose of its AmBev shares may do so within 60 days, provided that the disposition is made on the same terms and at no less than the same price as offered to the other party;

- In the event that the shares of AmBev owned by the Zerrenner Foundation as one party, and Braco and ECAP as the other party, become subject to seizure, attachment, judicial surety or any other restrictive measure, and such restriction is not removed or waived within 30 days after its imposition, the shares subject to the restriction shall be automatically deemed offered for sale to the other party. This offer will remain open for 30 days, and the price for the AmBev shares will be the lesser of either the book value of the AmBev shares, as per the latest audited balance sheet of AmBev, prepared in accordance with Brazilian corporation law, or the average quoted market price of the AmBev shares on stock exchanges in the 20 days prior to the removal or waiver of the imposition. If the obligations guaranteed by the restriction exceed the above price, the party whose shares have been subject to the restriction will be liable for the difference that the other party may be required to deposit in order to acquire the shares;

- If any of the Zerrenner Foundation, as one party, and Braco and ECAP, together as the other party, intends to dispose of subscription rights corresponding to AmBev shares that it holds, it must first offer such rights to the other party, who will then be required to exercise its right of first refusal to subscribe the new shares to be issued, within 10 days; and

- In the event of a proposed sale by Marcel Telles, Jorge Paulo Lemann or Carlos Alberto Sicupira of any voting shares of Braco or any voting shares of ECAP held by Braco, which would result in a change in control of either Braco or ECAP, the Zerrenner Foundation will have a right of first refusal to acquire all shares of Braco to be disposed of by the above Braco shareholders, or all shares of ECAP to be disposed of by Braco. The Zerrenner Foundation will have 30 days to exercise this right of first refusal.

The shareholders' agreement provides that any transfer of shares or subscription rights in which the provisions on rights of first refusal are not observed will not be valid. AmBev's management is also prohibited from reflecting any such transfer in the company's corporate books.

Buy-Sell Rights

The shareholders' agreement provides for buy-sell rights beginning 30 months after the date of execution of the agreement. The buy-sell provisions create an obligation of either party to sell their AmBev shares or purchase the AmBev shares of the other party, as the case may be. This two-way obligation operates as follows:

- a party disagreeing on any matter with the other party has the right to notify the other party, and to state that it intends to purchase all the shares of the other party. In the notice, the dissenting party must state (a) the price per share to be paid, (b) the payment conditions, (c) the period for consummating the transaction, which cannot exceed 30 days, (d) the interest rate, and (e) the applicable inflation adjustment index. The dissenting party can establish all these conditions at its own discretion;
- the other party that receives the notice then has the option of (a) accepting the offer or (b) purchasing all the shares of the dissenting party on the same terms and conditions as notified by the dissenting party. The dissenting party will then have to accept whatever decision is made by the other party.

The only exception to the compulsory purchase or sale of AmBev shares under this provision relates to non-completion of the share transfers within six months due to the need of the Zerrenner Foundation to obtain necessary approvals, since the Zerrenner Foundation is subject to a number of formalities and restrictions on the ability to sell assets, which are due to its corporate nature. In such a case, the parties will submit the disagreement to arbitration, to be conducted in accordance with the rules of the International Chamber of Commerce ICC. Except when otherwise agreed by the dissenting party, the price of the AmBev shares must be payable in no more than 12 monthly installments.

Specific Performance

Under Brazilian law, the obligations of the parties under the shareholders' agreement will be subject to specific performance, as provided for under Brazilian corporation law.

RELATED PARTY TRANSACTIONS

Material Related Party Transactions

AmBev and its subsidiaries do not currently engage in any material related party transactions.

Loans

The Company finances its directors', senior managements' and employees' purchases of shares pursuant to AmBev's Stock Ownership Plan. See “Item 6—Directors, Senior Management and Employees—Plans —Stock Ownership Plan".

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See "Item 18. Financial Statements" and pages F-1 through F-101.

Export Sales

Total exports of beer represented less than 1% of AmBev's total net sales in 2000. Total exports of soft drinks represented less than 1% of AmBev's revenues in 2000. For more information regarding AmBev's beer and soft drink exports see "Item 4—Information on the Company—AmBev Business Overview—Our Products and Brands".

Legal Proceedings

Except as set forth below, there are no legal proceedings to which AmBev or any of its subsidiaries is a party, or to which any of their respective properties are subject which, either individually or in the aggregate, may have a material adverse effect on the results of operations, liquidity or financial condition of AmBev or any of its subsidiaries.

Civil Claims

On February 29, 2000, five former shareholders of Antarctica who had exercised appraisal rights under the Antarctica conversion jointly filed a lawsuit against AmBev and Antarctica in the 18th civil court of the City of São Paulo. These former shareholders claim that the decision taken at the Antarctica shareholders' meeting held on September 2, 1999 changing the valuation method for determining the value of the Antarctica shares subject to appraisal rights from the book value to economic value of such shares was invalid, since it occurred after the plaintiffs had exercised their appraisal rights. These plaintiffs claim compensation in the total amount of approximately R$0.77 million (US$0.39 million based on the commercial market rate on December 31, 2000).

Prior to the decision of CADE approving the controlling shareholders' contribution, we understand that a representative of the Brazilian Union of Antarctica Distributors (ABRADISA) met with one of CADE's board members and alleged that two attorneys had attempted to improperly influence other CADE board members to vote against the Antarctica transaction. Allegedly, the CADE board member in turn, questioned whether the ABRADISA representative was himself seeking to improperly influence CADE's board members against approving the Antarctica transaction. Although we believe that the Federal authorities have recommended that Brazil's attorney-general's office conduct a further investigation of this matter, no wrongdoing by any party has been announced to date. We have not been formally notified of these events, nor have we participated in any stage of the inquiry.

Tax Matters

Brahma and Antarctica have filed claims against the Brazilian tax authorities alleging that certain taxes are unconstitutional. The company has either paid, or alternatively made provisions for, amounts due pursuant to these claims. These legal tax proceedings include claims for income taxes, the value-added tax (ICMS), the excise tax (IPI) and revenue taxes (PIS (Federal unemployment insurance contribution) and COFINS (Federal social security tax)). As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that we will receive the amounts previously paid or deposited.

Income Tax and Social Contribution

Beginning in 1997, an amendment to the tax law confirmed the deductibility of interest attributable to shareholders' equity for social contribution and income tax purposes. Brahma filed a lawsuit with the 22nd Federal Court of Rio de Janeiro, requesting recovery of social contribution taxes previously paid for the 1996 fiscal year in the amount of US$12.6 million. The Federal Court granted Brahma an injunction recognizing the deductibility of payment of interest attributable to shareholders' equity and, as a result, allowing the company to suspend the payment of social contribution amounts owed in 1999 up to the amount not deducted in 1996, thereby allowing Brahma to offset the amounts of taxes unduly paid in 1996 against the amounts owed in 1999. Brahma, however, never used the benefit granted by said injunction, and in April of 2001, the Federal Court of Appeals reversed the Federal Court's injunction. Brahma intends to appeal the Federal Court of Appeal's judgment to the Brazilian Supreme Court and/or the Superior Court of Justice.

Value-Added Tax, Excise Tax and Taxes on Revenues

In October 1996, a tax law allowed credits of ICMS on capital expenditures to be offset against the amounts payable on such tax. Based on this law and on some constitutional principles, some of our subsidiaries filed several lawsuits with State Courts to allow them to offset ICMS tax paid prior to 1996 and with Federal Courts regarding IPI excise tax paid in the 1997 and 1996 fiscal years against similar taxes payable. From 1998 to 2000 we have offset a total of approximately US$38.6 million in relation to these taxes. A provision has been made regarding the amounts offset, including the interest and penalties that could become payable should we lose these lawsuits.

In the first quarter of 1999, a new law came into effect requiring Brazilian companies to pay PIS and COFINS not only on sales and services revenues, but also on financial revenues. We, however, have not been paying PIS and COFINS as required by the new law, as we have obtained injunctions permitting the nonpayment of these additional taxes on the basis that the new law is unconstitutional. As such new taxes remain in force until a final ruling is rendered, we have made provisions in the amount of US$39.2 million. We will not be permanently relieved of the obligation to pay such taxes unless and until a final favorable ruling is rendered.

AmBev is also discussing the PIS contribution due prior to 1995. The PIS contribution charge, as established in Decree Laws Nos. 2.445 and 2.449 of 1988, was declared unconstitutional by the Brazilian Supreme Court in 1995, which also held that all legal entities were entitled to recover the portion of PIS improperly charged in connection with such legislation in excess of the amount chargeable under Complementary law No. 7/70, the predecessor legislation. Although the Supreme Court decision has guaranteed legal entities the right to the PIS recovery, it has not yet determined how the credits are to be calculated. Therefore the tax calculation basis, the calculation procedure and the interpretation of Complementary law No. 7/70 are the major remaining issues. The tax authorities are litigating these issues, and disagree with the amount of credits to be recovered by AmBev. A provision of US$35.4 million has been made in relation to the credits already used by the company.

Distributors and Product-Related Claims

As of December 31, 2000, 270 breach of contract claims had been filed against Brahma by former distributors of Brahma whose contracts were terminated due to low sales volume, failure by distributors to meet Brahma guidelines and a general rationalization of the distribution network. Most of these claims were originally filed between 1996 through 2000. Of these claims, 240 are still in the lower level (individual judges), 27 have been appealed and are now in intermediate court levels, and 3 claims are currently being reviewed by the highest level appellate court in Brazil, the Supreme Court of Justice (STJ). The aggregate amount of these claims may exceed US$40 million. Brahma has made a provision of US$14.5 million in regard to such claims, based on advice of outside legal counsel. AmBev intends to

continue a program of increasing its percentage of direct distribution and, in areas where it continues to use third party distributors, may terminate existing distributors in favor of new distributors. We expect this program to result in additional lawsuits.

There are currently 12 administrative proceedings against Brahma under CADE's review, each of them commenced by former or present distributors who challenge the legality of market practices of Brahma under distribution arrangements and request the suspension of such market practices. CADE has denied ten of these requests by determining that Brahma did not engage in any of the alleged illegal activities. The remaining two proceedings are still being analyzed by CADE.

Antitrust Matters

There are currently two antitrust proceedings pending against AmBev. Both were commenced by CADE following its investigations in connection with the combination. The first action concerns alleged tying arrangements whereby AmBev allegedly required its retailers to purchase certain of its soft drink products in combination with their purchases of certain AmBev beer products. The second action refers to some complaints brought by some of AmBev's past and current distributors who allege that provisions in our distribution agreements are illegally restrictive exclusivity provisions. According to applicable legislation, fines of up to 30% of AmBev's gross revenue in the previous fiscal year may be levied.

Brahma's joint ventures with Miller and Indústrias Gessy Lever Ltda., its franchise agreement with PepsiCo and Skol's licensing agreement with Carlsberg were all required to be submitted to CADE for approval (see "Item 4—Information on the Company—AmBev Business Overview—Our Products and Brands—Joint Ventures and Strategic Alliances").

In June 1997, CADE rejected Brahma's joint venture with Miller Brewing Company, requiring Brahma to terminate the venture within two years. Brahma and Miller appealed the ruling and, in May 1998, CADE approved the joint venture with Miller subject to certain conditions. Accordingly, in August of 1998, Brahma, Miller and CADE signed an agreement under which Brahma agreed to:

- make a public offer to bottle beer for third party companies. Only companies that had less than 10% of total beer sales were eligible to participate in the offering;
- make a public offer of technical assistance for micro-breweries, defined as those companies that produce and sell beer solely in their own facilities; and
- amend the agreement with Miller so as to delete references to product prices.

In October 1998, CADE approved the franchise agreement with PepsiCo International, Inc. In early 1999, CADE approved Brahma's joint venture with Indústrias Gessy Lever Ltda., which resulted in the creation of Ice Tea do Brasil Ltda. Also in 1999, the Skol licensing arrangement with Carlsberg A/S was approved by CADE.

CADE is currently reviewing the cooperation of AmBev with Souza Cruz S.A. for the implementation of a business-to-business website by means of which the acquisition of MRO (materials, repairs and operation) products and services will be negotiated. Such association was commenced on November 30, 2000, and CADE has yet to render a decision.

Labor Matters

AmBev is involved in approximately 8,000 legal proceedings with former and current employees, mainly relating to dismissals, severance, overtime, dangerous work and health premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution. AmBev has established provisions in the amount of US$40.0 million as of December 31, 2000, in connection with all

labor proceedings in which AmBev believes there is a probable chance of loss. In Brazil, it is not unusual for a company to be a defendant in a large number of labor claims.

In compliance with CADE's decision approving the controlling shareholders' contribution and the performance agreement that AmBev entered into with CADE, any dismissals must be made in accordance with the restrictions imposed by the decision. See "The Combination and Brazilian Antitrust Approval—Brazilian Antitrust Approval". AmBev is involved in some lawsuits filed by dismissed employees claiming reinstatement in view of the CADE decision.

Environmental Matters

The operational license of our industrial plant located in Lages, state of Santa Catarina, is currently pending, because the state environmental agency conditioned its renewal, and the concession of any new license, on the relocation of a public water collecting station used to supply water to the city. Although we have signed an agreement with the state of Santa Catarina and the Municipality of Lages, which provided that the state of Santa Catarina would be responsible for relocating the water collecting station, such relocation has not yet occurred. This agreement is also being challenged in court by the State of Santa Catarina District Attorney, acting in place of the environmental foundation that initially filed the suit. As part of that claim, a preliminary decision by the court has determined that we must abstain from disposing of industrial effluent without proper treatment in the river. As of the date of this annual report, we are treating our effluent in compliance with the court's preliminary decision. In order to comply with requests of the environmental agency, we have constructed a seven kilometer sewer line to dispose of industrial effluent at a point below the water collection station. This line began Operations in April of 2001, and is still awaiting an operational license. We believe that once this license has been granted, the operational license for the plant will be renewed and the lawsuit will be dismissed.

The operational license of our plant located in Aquiraz, State of Ceará, is also currently under suspension pending the satisfaction of certain obligations pursuant to an Environmental Agreement signed between The Environmental Agency of the State of Ceará and Bebidas Antarctica do Norte-Nordeste on February 14, 2001, which stipulates obligations (including certain compensatory measures related to the Environmental Impact Assessment) that AmBev must fulfill. An Environmental Impact Assessment is often required as a part of the environmental licensing process and includes a broad study of the positive and negative impacts of a project's construction and subsequent operation. The Environmental Impact Assessment is designed to serve as a technical-scientific instrument capable of helping the Environmental Agency in deciding whether a particular project is feasible or not, and if mitigation or compensatory measures may be required. Some measures that AmBev should have taken pursuant to the Environmental Impact Assessment conducted on our plant located in Aquiraz had not been completely fulfilled prior to us entering into the Environmental Agreement mentioned above. If we fail to comply with any of the terms of the Environmental Agreement, we will not be able to renew the operational license for our Aquiraz plant. However, we believe that our obligations under the Environmental Agreement have already been fulfilled, and we therefore expect the Environmental Agency to issue the Aquiraz operational license in the near future.

The continuing operation of both plants Lages and Aquiraz, without a license, may subject us to fines of up to US$5.7 million, in addition to total or partial suspension of activities, and civil and criminal sanctions.

CVM Investigation

In April 2000, an Inquiry Commission (*Comissão de Inquérito*) of the Brazilian Securities Commission (the "CVM") initiated an administrative proceeding in which the CVM alleges that certain shareholders, members of the Board of Directors and officers of Brahma and Antarctica violated CVM rules relating to insider trading at the time of the incorporation of AmBev by making use of privileged information about the transaction to acquire stock purchase warrants (*bônus de subscrição*) of Brahma and shares of Brahma and Antarctica. Each of the involved parties has denied violating CVM rules. If the CVM rules that violations occurred, sanctions could include reprimands, fines or decrees temporarily barring the individuals found guilty from acting as officers or directors of AmBev. Any decision of the CVM is subject to administrative appeal and/or to judicial review.

Dividend Policy

For information regarding our dividend policy, see "Item 3—Selected Financial 4Data—Dividends—Dividend Policy".

Significant Changes

Except as otherwise described in our annual financial statements, there has been no significant changes in our business, financial conditions or results since December 31, 2001.

Item 9. The Offer and Listing

PRINCIPAL MARKET AND TRADING MARKET PRICE INFORMATION

AmBev is registered as a publicly held company with the CVM and has been listed on the Brazilian stock exchanges since December 17, 1998, under the name of Aditus Participações S.A. Because AmBev was originally incorporated as a shelf company without any operational activity, there was no market for AmBev shares until September 17, 1999, two business days after the Antarctica conversion. From September 17, 1999 until September 15, 2000, the first date following the Brahma conversion, there was a limited trading market for AmBev shares. For a description of the combination transactions that led to the formation of AmBev, including the Antarctica and Brahma conversions, see "The Combination and Antitrust Approval". AmBev shares are quoted on the São Paulo Stock Exchange under the symbols "AMBV3" (common shares) and "AMBV4" (preferred shares). Until April 28, 2000, the AmBev shares were traded in the Rio de Janeiro Stock Exchange and other Brazilian stock exchanges under the symbols "AMBVON" (common shares) and "AMBVPN" (preferred shares).

On October 20, 2000, the shareholders of AmBev present at an extraordinary general meeting unanimously approved a five-for-one stock split of the company's outstanding common and preferred shares. See Note 16(a)(ii) in the "Notes to Consolidated Financial Statements".

Shares

The table below shows the quoted high and low closing sales prices in *reais* on the São Paulo Stock Exchange for AmBev's preferred and common shares for the indicated periods on and after September 17, 2000. All prices quoted below relating to periods prior to September 14, 2000, relate to high and low closing sales prices in *reais* on the São Paulo Stock Exchange for preferred and common shares of Brahma, AmBev's predecessor. All share prices, including prices relating to Brahma preferred and common shares, have been restated to reflect AmBev's five-for-one stock split described in the preceding paragraph.

Trading Prices on the São Paulo Stock Exchange: Preferred Shares[1]

	Per 1000 Preferred Shares	
	High	Low
Annual	(in *Reais*)	
2000	R$ 488	R$ 208
1999	272	92
1998	176	78
1997	170	112
1996	131	82
Quarterly		
2000		
First Quarter	R$ 278	R$ 208
Second Quarter	306	220
Third Quarter prior to September 14	390	307
Third Quarter from September 17	408	388
Fourth Quarter	488	374
1999		
First Quarter	R$ 174	R$ 92
Second Quarter	199	155
Third Quarter	240	193
Fourth Quarter	272	216
Monthly		
2001		
January	R$ 559	R$ 458
February	558	496
March	529	495
April	540	473
May	581	510
June (through 22)	550	473

Source: Bloomberg

(1) For a period of time commencing on September 17, 1999, two business days after the Antarctica conversion, and prior to September 15, 2000, the first date following the Brahma conversion, there did exist two separate trading markets for the shares of AmBev and Brahma, AmBev's predecessor. Due to the limited trading volume in AmBev's shares throughout this period, however, this chart only relates to the stock prices of Brahma shares for the period of time commencing on September 17, 1999 and prior to September 15, 2000.

Trading Prices on the São Paulo Stock Exchange: Common Shares[1]

	Price Per 1000 Common Shares High	Price Per 1000 Common Shares Low
Annual	(in *Reais*)	
2000	R$ 470	R$ 158
1999	190	92
1998	160	77
1997	171	111
1996	132	82
Quarterly		
2000		
First Quarter	R$ 186	R$ 158
Second Quarter	233	180
Third Quarter prior to September 14	302	236
Third Quarter from September 17	312	294
Fourth Quarter	470	312
1999		
First Quarter	R$ 131	R$ 92
Second Quarter	140	120
Third Quarter	169	150
Fourth Quarter	190	158
Monthly		
2001		
January	R$ 520	R$ 445
February	540	465
March	522	482
April	520	470
May	525	500
June (through 22)	530	465

Source: Bloomberg

(1) For a period of time commencing on September 17, 1999, two business days after the Antarctica conversion, and prior to September 15, 2000, the first date following the Brahma conversion, there did exist two separate trading markets for the shares of AmBev and Brahma, AmBev's predecessor. Due to the limited trading volume in AmBev's shares throughout this period, however, this chart only relates to the stock prices of Brahma shares for the period of time commencing on September 17, 1999 and prior to September 15, 2000.

ADRs

AmBev has registered two classes of American Depositary Shares (ADSs) pursuant to the Securities Exchange Act: ADSs evidenced by American Depositary Receipts (ADRs) representing 100 preferred shares, and ADSs evidenced by ADRs representing 100 common shares. The ADSs have been listed on the New York Stock Exchange since September 15, 2000 and trade under the symbols “ABV.c” (ADSs representing AmBev common shares) and “ABV” (ADSs representing AmBev preferred shares). On October 20, 2000, the shareholders present at an extraordinary general meeting unanimously approved a five-for-one stock split of the company’s outstanding common and preferred shares. However, AmBev’s ADSs were not split. Prior to the stock split, each ADS represented 20 common or preferred shares of AmBev. Since the stock split did not affect AmBev’s ADSs, after the stock split each ADS represented 100 common or preferred shares of AmBev. Consequently, the stock split did not have a significant impact on the price of our ADRs.

As of April 10, 2001 there were 20 registered holders of our preferred ADSs, with approximately 99.9% of the preferred ADSs registered in the name of The Depository Trust Company. As of April 10, 2001, there were 8 registered holders of the common ADSs, with approximately 99.9% of the ADSs registered in the name of The Depository Trust Company. To our knowledge, at April 10, 2001, the number of our common shares held in the United States (either directly or in the form of ADRs) was approximately 9,060,000 and the number of our preferred shares held in the United States (either directly or in the form of ADRs) was approximately 9,436,426,500.

The information presented in the table below represents, for the indicated periods on and after September 15, 2000, the reported high and low closing sales prices of AmBev ADRs quoted in U.S. dollars on the New York Stock Exchange. All prices quoted below relating to periods prior to September 15, 2000, relate to the reported high and low closing sales prices of the ADRs of Brahma, AmBev’s predecessor, quoted in dollars on the New York Stock Exchange.

Trading Prices on the New York Stock Exchange: ADRs Representing 100 Preferred Shares [(1)]

	Per 100 Preferred Share ADRs High	Per 100 Preferred Share ADRs Low
	(in US$)	
Annual		
2000	US$ 25.50	US$ 11.81
1999	14.50	7.00
1998	15.56	6.63
1997	16.00	10.87
Quarterly		
2000		
First Quarter	US$ 16.25	US$ 12.13
Second Quarter	17.00	11.81
Third Quarter prior to September 14, 2000	21.19	17.00
Third Quarter from September 17, 2000	22.13	21.25
Fourth Quarter	25.50	19.75
1999		
First Quarter	US$ 9.31	US$ 7.00
Second Quarter	11.75	9.06
Third Quarter	13.50	10.00
Fourth Quarter	14.50	10.88
Monthly		
2001		
January	US$ 28.70	US$ 23.38
February	28.10	24.60
March	25.25	23.10
April	24.62	21.10
May	25.47	22.00
June (through 22)	23.30	19.27

____
Source: Bloomberg

Trading Prices on the New York Stock Exchange: ADRs representing 100 Common Shares

	Per 100 Common Share ADRs High	Per 100 Common Share ADRs Low
	(in US$)	
Annual		
2000	US$ 19.88	US$ 9.00
1999	10.25	7.31
1998	13.75	6.63
1997	16.00	10.50
Quarterly		
2000		
First Quarter	US$ 10.19	US$ 9.00
Second Quarter	12.13	9.69
Third Quarter prior to September 14, 2000	16.00	10.63
Third Quarter from September 17, 2000	15.00	15.00
Fourth Quarter	19.88	14.50
1999		
First Quarter	US$ 8.63	US$ 7.31
Second Quarter	9.00	7.75
Third Quarter	9.75	8.03
Fourth Quarter	10.25	8.16
Monthly		
2001		
January	US$ 24.00	US$ 19.50
February	27.50	23.38
March	27.00	22.50
April	24.00	21.75
May	22.80	20.00
June (through 22) *	-	-

Source: Bloomberg
*No trading activity was reported during this period.

REGULATION OF THE BRAZILIAN SECURITIES MARKET

The Brazilian securities markets are regulated by the CVM, which has general authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 6,385 dated December 7, 1976, as amended and supplemented (the "Brazilian Securities Law"), by Law No. 6,404 fo December 15, 1976, as amended and supplemented (the "Brazilian corporation law") and by regulations issued by the CVM, the *Conselho Monetário Nacional* (National Monetary Council) and the Central Bank. These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

Under the Brazilian corporation law, a company is either publicly held (listed), *a companhia aberta*, such as AmBev, whose shares are publicly traded on the São Paulo Stock Exchange (Bovespa), or privately held (unlisted), *a companhia fechada*. All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Shares of companies like AmBev traded on the São Paulo Stock Exchange may not also be traded on the Brazilian over-the-counter market. The shares of a listed company, including AmBev, may also be traded privately subject to limitations. To be listed on the São Paulo Stock Exchange a company must apply for registration with the CVM and the stock exchange where the head office of the company is located.

The trading of securities on the Brazilian stock exchanges may be halted at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or a stock exchange.

Trading on the Brazilian Stock Exchanges

On January 27, 2000, a formal protocol was signed merging the previous nine Brazilian stock exchanges. Following the merger, the São Paulo Stock Exchange is the only Brazilian stock exchange on which private equity and private debt may be traded. The São Paulo Stock Exchange is a not-for-profit entity owned by its member brokerage firms. Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non members. The São Paulo Stock Exchange has two open outcry trading sessions each day, one from 10:00 a.m. to 1:00 p.m., and one from 2:00 p.m. to 4:45 p.m., subject to change during daylight savings time in the United States. Trading is also conducted between 10:00 a.m. and 5:00 p.m. (subject to change during daylight savings time in the United States) on the Computer Assisted Trading System (CATS) on the São Paulo Stock Exchange and on the National Electronic Trading System (SENN). The São Paulo Stock Exchange also permits trading from 6:00 p.m. to 10:00 p.m. on an on-line system connected to traditional and Internet brokers called the After Market. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the São Paulo Stock Exchange may also be traded off the exchange under specific circumstances, but such trading is very limited.

Settlement of transactions is effected three business days after the trade date. Delivery of and payment for shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for the member brokerage firms. The seller is ordinarily required to deliver the shares

to the exchange on the second business day following the trade date. The clearing house for the São Paulo Stock Exchange is *Companhia Brasileira de Liquidação e Custódia* (CBLC), which is owned by the São Paulo Stock Exchange and its members.

In order to better control volatility, the São Paulo Stock Exchange has adopted a "circuit breaker" mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of the stock exchange downwards 10%.

Although the Brazilian equity market is Latin America's largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. At December 31, 2000, the aggregate market capitalization of all the companies listed on São Paulo Stock Exchange was equivalent to approximately US$225.5 billion, and the 10 largest companies, which included AmBev represented approximately 44% of the total market capitalization of all listed companies. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainder of a listed company's shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets. During the year ended December 31, 2000, the five most actively traded issues represented approximately 47.07% of the total volume of shares traded on the São Paulo Stock Exchange.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See "Item 3—Key Information—Exchange Rate Information—Exchange Controls and "Item 10—Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment".

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a brief summary of the material provisions concerning our preferred shares, common shares, by-laws and the Brazilian corporation law. In Brazil, the principal governing document of a corporation is the company's by-laws (*Estatuto Social*). This description is qualified in its entirety by reference to the Brazilian corporation law and our by-laws. An English translation of our by-laws has been filed with the Securities and Exchange Commission of the United States (SEC) as an annex to our prospectus filed as part of the Form F-4 filed by us on August 29, 2000, as amended on April 27, 2001 (the amendments to the by-laws are incorporated by reference to the Form 6-K filed by AmBev on May 30, 2001). A copy of our by-laws (together with an English translation) is also available for inspection at the principal office of the Depositary. Information on the trading market for our preferred shares is set forth under "Item 9—The Offer and Listing–Principal Market and Trading Market Price Information" and information on ownership of our shares is set forth under "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders".

Our capital stock is comprised of preferred shares and common shares, all without par value. At April 10, 2001, there were 23,238,852,050 preferred shares outstanding and 15,976,336,195 common shares outstanding.

Our preferred shares are nonvoting except under limited circumstances and are entitled to priority over our common shares in the case of liquidation. See "—Voting Rights", for more information regarding the voting rights of our preferred shares.

Under the Brazilian corporation law, the number of nonvoting shares or shares with limited voting rights, such as our preferred shares, may not exceed two-thirds of the total number of shares.

The majority of members of our Board of Directors will be elected by the controlling shareholders of our common shares. Board members, even if elected by one specific shareholder, owe fiduciary duties towards our Company and all of our shareholders.

General

Our registered name is Companhia de Bebidas das Américas - AmBev and our registered office is in São Paulo. Our registration number with the Brazilian Commercial Registry is 35300157770. AmBev's principal corporate purposes include the production and sale of beer, soft drinks and other beverages. A more detailed description of AmBev's purposes can be found in Chapter I, Article 3 of AmBev's by-laws.

Board of Directors

According to the Brazilian corporation law any matters subject to the approval of the Board of Directors can be approved by a "simple majority" of votes of the members present at the meeting. The same rules apply pursuant to AmBev's by-laws.

Pursuant to AmBev's by-laws any matters requiring the approval of the Board of Directors will be approved by the affirmative vote of a majority of its Board members present at the relevant meeting.

In matters that a director may have a conflict, the Brazilian corporation law sets forth that such director must disclose to the entire Board his/her interest in the matter and abstain from voting. Any transaction that a director may have an interest in can only be approved if carried out on an arm's-length basis.

The by-laws and the Brazilian corporation law require that our directors be shareholders of the Company. Ownership of one share is sufficient to satisfy this condition.

Reserves and Dividends

The discussion below summarizes the main provisions of Brazilian corporation law regarding the establishment of reserves by corporations and rules with respect to the distribution of dividends, including provisions regarding the interest charge attributed to shareholders' equity. Because dividends payable by AmBev to its shareholders will derive primarily from the dividends it receives from CBB and its subsidiaries, the discussion below contains information with regard to both AmBev and CBB, in addition to generic provisions under Brazilian corporation law.

Calculation of Distributable Amounts

At each annual shareholders' meeting, the board of directors is required to propose how the company's earnings for the preceding fiscal year are to be allocated. For purposes of Brazilian corporation law, a company's net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees' and management's participation in earnings represents its "income" for such fiscal year. In accordance with Brazilian corporation law, an amount equal to the company's "income", as adjusted (the "adjusted income", which we will refer to as the "distributable amount") will be available for distribution to shareholders in any particular year. Such distributable amount will be affected by the following:

- reduced by amounts allocated to the social reserve, if any;
- reduced by amounts allocated to the statutory (legal) reserve;
- reduced by amounts allocated to the contingency reserve and unrealized income reserve established by the company in compliance with applicable law (as discussed below); and
- increased by reversals of reserves constituted in prior years.

Social Reserve. AmBev's by-laws provide that it may set aside up to 10% of its "income" for payments to foundations (such as the Zerrenner Foundation) which provide welfare benefits to AmBev's employees and associates.

Statutory (Legal) Reserve. Under Brazilian corporation law, corporations (such as AmBev and CBB) are required to maintain a "legal reserve" to which they must allocate 5% of their "income" for each fiscal year until the amount of the reserve equals 20% of their paid-in capital. Accumulated losses, if any, may be charged against the legal reserve. Other than that, the legal reserve can only be used to increase the company's capital.

Discretionary Reserves. Under Brazilian corporation law, a corporation may also provide for discretionary allocations of "income" to the extent set forth in its by-laws (collectively referred to as "discretionary reserves"). AmBev's and CBB's current by-laws provide for a discretionary reserve account for investment, with the purpose of financing the expansion of each company's business, which can be done through capital increases and the creation of new enterprises, among other means. AmBev or CBB, as the case may be, must allocate at least 5% and no more than 68.9% of its annual "income" to this reserve, and the reserve cannot exceed 80% of the company's paid-in capital. There can be no assurance that the by-laws of AmBev or CBB will not be amended in the future.

Contingency Reserve. Under Brazilian corporation law, a corporation may at its discretion allocate a portion of its "income" to a "contingency reserve" for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or be charged off in the event that the anticipated loss occurs.

Reserve for Investment Projects. Under Brazilian corporation law, a portion of a corporation's "income" may be allocated for discretionary appropriations for plant expansion and other fixed or working capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by shareholders. After completion of the relevant capital projects, the company may retain the appropriation until a shareholder vote to transfer all or a portion of the reserve to capital or retained earnings.

Unrealized Income Reserve. The "unrealized income" in any particular year represents the sum of the net credit balance from the:

- price-level restatement of some balance sheet accounts (through 1995) in such year;
- share of equity earnings of subsidiary and associated companies in such year not yet distributed in the form of dividends; and
- profits from installment sales to be received after the end of the next succeeding fiscal year.

Under Brazilian corporation law, the amount of "unrealized income" may be allocated to an "unrealized income reserve" for any particular year in the amount by which it exceeds the sum allocated to:

- the legal reserve;
- the discretionary reserves;
- the contingency reserve; and
- the reserve for investment projects in such year.

Tax Incentive Reserve. Under Brazilian tax laws, a portion of "income" may also be allocated to a general "tax incentive reserve" in amounts corresponding to reductions in the company's income tax generated by credits for particular government-approved investments. The reserve is available only in connection with the acquisition of capital stock of companies undertaking specific government-approved projects.

Brazilian corporation law provides that all discretionary allocations of "income", including the discretionary reserves, the unrealized income reserve and the reserve for investment projects are subject to approval by the shareholders voting at the annual meeting and may be transferred to capital or used for the payment of dividends in subsequent years. The tax incentive reserve and the legal reserve are also subject to approval by the shareholders voting at the annual meeting and may be transferred to capital or used to absorb losses, but are not available for the payment of dividends in subsequent years.

The calculation of "income" and allocations to reserves of AmBev and Antarctica (now CBB) for any fiscal year are determined on the basis of financial statements prepared in accordance with accounting principles set forth by Brazilian corporation law, which differ from financial statements prepared under U.S. GAAP. Some financial statements of AmBev and Antarctica included in or incorporated by reference into this annual report have been prepared in accordance with U.S. GAAP and, although Brahma's, Antarctica's and AmBev's historical appropriations to reserves and dividends will be reflected in such financial statements, investors will not be able to calculate such allocations or required dividend amounts from those financial statements.

Mandatory Dividend

Under their by-laws, AmBev and CBB are required to distribute to shareholders as dividends in respect to each fiscal year ending on December 31 an amount not less than 27.5%, respectively, of the distributable amount (the mandatory dividend). In addition to the mandatory dividend, the board of directors may recommend payment of dividends to the shareholders from other funds legally available. Any payment of interim dividends or payment of interest attributable to shareholders' equity will be netted against the amount of the mandatory dividend for that fiscal year.

Under Brazilian corporation law, the mandatory dividend must be paid in every fiscal year. However, the mandatory dividend need not be paid in any fiscal year in which the board of directors and executive officers advise the shareholders at the annual shareholders' meeting that payment of the mandatory dividend would be incompatible with the company's financial situation. While the law does not establish the circumstances in which payment of the mandatory dividend would be "incompatible" with the company's financial situation, it is generally agreed that a company need not pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. Nonpayment of the mandatory dividend must be approved by the company's fiscal committee *(Conselho Fiscal)*. In the case of publicly held corporations, its management must submit an annual report setting out the reasons for nonpayment of the mandatory dividend to its shareholders and the CVM. If the mandatory dividend is not paid and funds are available, those funds must be deposited in a special reserve account. If amounts credited to this reserve are not absorbed by losses incurred in subsequent fiscal years, they must be paid out in dividends as soon as this is compatible with the financial situation of the company.

Dividend Preference of Preferred Shares

Pursuant to AmBev's by-laws, if any, the preferred shareholders of AmBev are entitled to dividends 10% greater than the dividends to be paid to its common shareholders.

Payment of Dividends

AmBev is required by Brazilian corporation law to hold an annual shareholders' meeting by no later than April 30 of each year, at which time an annual dividend may be declared. Additionally, interim dividends may be declared by the board of directors. Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends. Under Brazilian corporation law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders' resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. AmBev's by-laws do not provide for a time frame for payment of dividends. The mandatory dividend is satisfied through payments made in the form of dividends and interest attributable to shareholders' equity, which is equivalent to a dividend but is a more tax efficient way to distribute earnings from the companies' perspective, as it is generally deductible for income tax purposes. Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which the company has no liability for such payment.

Payments to ADS holders. Dividends paid to shareholders that are not Brazilian residents, including holders of our American Depositary Shares (ADSs), are exempt from Brazilian withholding tax with respect to profits accrued as from January 1, 1996. Shareholders who are not residents of Brazil must register their investment with the Central Bank in order for dividends, sales proceeds or other amounts to be eligible for remittance in foreign currency outside of Brazil. The preferred and common shares underlying our ADSs are held in Brazil by the custodian (Banco Itaú S.A.), as agent for the depositary (The Bank of New York), which is the registered owner of AmBev shares. Payments of cash dividends and distributions, if any, on AmBev common and preferred shares will be made in Brazilian *reais* to the custodian on behalf of The Bank of New York, which will then convert such proceeds into U.S. dollars and will deliver such U.S. dollars to The Bank of New York for distribution to the holders of AmBev ADSs. In the event that the custodian is unable to immediately convert the *real* dividends into U.S. dollars, holders of the preferred and common AmBev ADSs may be adversely affected by devaluations or other exchange rate fluctuations before such dividends can be converted and remitted. Fluctuations in the exchange rate between the *real* and the U.S. dollar may also affect the U.S. dollar equivalent of the *reais* price of the preferred and common shares of AmBev on the Brazilian stock exchanges.

Interest Attributable to Shareholders' Equity

Pursuant to a change in Brazilian tax law effective January 1, 1996, Brazilian companies are permitted to pay limited amounts to shareholders of equity securities and treat such payments as an expense for Brazilian income tax purposes and, beginning in 1998, for social contribution purposes. The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities. The amount of any such notional "interest" payment to holders of equity securities is generally limited in respect of any particular year to the greater of (a) 50% of retained earnings for such year or (b) 50% of pre-tax profits for such year multiplied by the *Taxa de Juros de Longo Prazo* (TJLP) interest rate, which is the official rate for governmental long-term loans. For accounting purposes, although the interest charge must be reflected in the statement of operations to be tax-deductible, the charge is reversed before calculating net income in the statutory financial statements and deducted from shareholders' equity in a manner similar to a dividend. In the U.S. GAAP financial statements, this notional interest distribution is treated in a manner similar to a dividend, as a deduction from shareholders' equity. A 15% withholding tax is due by the shareholders upon receipt of the interest amount but the tax is usually paid by the companies on behalf of the shareholders, upon distribution of the interest. Beginning in 1997, the withholding tax has been paid by Brahma and Antarctica on behalf of its shareholders. As from 1998, such payments are also deductible for social contribution purposes.

Interest attributable to shareholders' equity is treated as a dividend for purposes of the mandatory dividend.

Voting Rights

Each common share entitles its holder to one vote at meetings of shareholders of AmBev. Holders of preferred shares are not entitled to vote at AmBev's shareholders' meetings.

Brazilian corporation law provides that nonvoting shares entitled to receive minimum or fixed dividends acquire voting rights in the event that a company fails to pay the minimum or fixed dividends to which such shares are entitled for three consecutive fiscal years. The voting rights continue until payment of dividends is resumed (or until all dividends due are paid, in the case of preferred shares with cumulative votes). Pursuant to AmBev's by-laws, the existing preferred shares of AmBev will not acquire such voting rights as AmBev preferred shares are not entitled to receive minimum or fixed dividends.

Election of Directors

Each common share of AmBev represents one vote at any shareholders' meeting in connection with the election of the board of directors of AmBev. Shareholders holding shares representing at least 10% of the shares entitled to vote in the shareholders' meeting, or such smaller percentage applicable according to a sliding scale determined by the CVM and based on the capital of the company, have the right to request that a cumulative voting procedure be adopted. Under such procedure, each voting share shall have as many votes as there are positions of directors to be filled, and each shareholder may cast all the votes for a single candidate or distribute them among various candidates.

If the cumulative voting procedure is requested by the minority (non-controlling) shareholders and implemented, a minority shareholder or group of minority shareholders would have to hold at least 12.1% of the total number of voting shares represented at the shareholders' meeting in order to elect one of the current eight members of the board of directors of AmBev. Under the by-laws of AmBev and applicable law, the number of directors may be reduced to a minimum of three. Under Brazilian corporation law, if the number of directors is reduced to five or less, the percentage necessary for any minority shareholder or group of minority shareholders to elect at least one member of the board of directors under the cumulative vote procedure cannot exceed 20% of the voting shares of AmBev. Because the AmBev shareholders' agreement provides that the Zerrenner Foundation shall have the right to appoint four members of the board of directors, any reduction in the number of such members to fewer than four would be subject to the Zerrenner Foundation's approval.

Liquidation

In the event of liquidation, a general shareholders meeting shall determine the form of liquidation and appoint a financial committee to operate during the liquidation period. See "—Shareholders' Meeting". A liquidator will be appointed by the board of directors.

Upon liquidation, the AmBev preferred shares have an absolute preference over the AmBev common shares. In the event of a liquidation, the assets available for distribution to AmBev's shareholders would be distributed first to the preferred shareholders in an amount equal to their pro rata share of the legal capital of the company (AmBev's current by-laws state that its legal capital is R$2,565,249,472.76), prior to making any distributions to AmBev's common shareholders. In the event that the assets to be so distributed are insufficient to fully compensate AmBev's preferred shareholders, the preferred shareholders would each receive a pro rata amount (based on their pro rata share of the legal capital of the company excluding the common shares in such calculation) of any available assets.

In the event of liquidation, the creditors of AmBev would not have access to the assets of the Zerrenner Foundation.

Shareholders' Meeting

A general meeting is convened by publishing, no fewer than 15 days prior to the scheduled meeting date and, no fewer than three times, a notice in the Diário Oficial do Estado de São Paulo and in a newspaper with general circulation in São Paulo, where AmBev has its registered office. The shareholders of AmBev have previously designated local newspapers in the cities of São Paulo and Rio de Janeiro for this purpose. Such notice must contain the agenda for the meeting.

A general meeting may be held if shareholders representing at least one-quarter of the voting shares are present. If no such quorum is present, notice must again be given in the same manner as described above, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for specific matters, as discussed below. A shareholder without a right to vote may attend a general meeting and take part in the discussion of matters submitted for consideration.

Except as otherwise provided by law, resolutions of a general meeting are passed by a simple majority vote of the shares present or represented at the meeting, abstentions not being taken into account. Under Brazilian corporation law, the approval of shareholders representing at least a majority of the issued and outstanding voting shares is required for the types of action described below, as well as, in the case of items (a) and (b), a majority of issued and outstanding shares of the affected class:

(a) creating preferred shares or increasing disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the by-laws;

(b) modifying a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or creating a new class with greater privileges than the existing classes of preferred shares;

(c) reducing the mandatory dividend;

(d) merging AmBev with another company or consolidating or splitting it;

(e) participating in a centralized group of companies as defined under Brazilian corporation law;

(f) changing the corporate objectives of AmBev;

(g) creating founders' shares; and

(h) dissolving or liquidating AmBev, or ceasing its liquidation status.

General meetings can be called by the board of directors of AmBev. Under the Brazilian corporation law, meetings can also be convened by AmBev's shareholders as follows: (i) by any shareholder if, under certain circumstances set forth in the Brazilian corporation law, the directors take more than 60 days to convene a general shareholders' meeting; (ii) by the shareholders of at least 5% of AmBev's total capital stock if, after a period of 8 days the directors fail to call a general shareholders' meeting that has been requested by such shareholders; and (iii) by the shareholders of at least 5% of either AmBev's total voting capital stock or AmBev's total nonvoting capital stock, if after a period of 8 days the directors fail to call a general meeting for the purpose of installing a fiscal committee that has been requested by such shareholders. Additionally, under certain circumstances set forth in the Brazilian corporation law, meetings can also be convened by AmBev's fiscal committee. For further information regarding AmBev's financial committee, see "Item 6—Directors, Senior Management and Employees—Directors—Board Practices—Fiscal Committee".

A shareholder may be represented at a general meeting by an attorney-in-fact appointed no more than one year before the meeting, who must be a shareholder, a company officer or a lawyer. For a public company such as AmBev, the attorney-in-fact may also be a financial institution.

Restrictions on Foreign Investment

There are no restrictions on ownership or voting rights in respect of capital stock of AmBev owned by individuals or legal entities domiciled outside Brazil. For a description of voting rights, see "—Voting Rights". The right to convert dividend payments and proceeds from the sale of preferred or common shares into foreign currency and to remit such amounts outside Brazil, however, is subject to exchange control restrictions and foreign investment legislation. For a description of these exchange control restrictions and foreign investment legislation, see "Item 3—Key Information—Exchange Controls".

Appraisal Rights

Under Brazilian corporation law, a dissenting shareholder has the right to withdraw from AmBev and be reimbursed for the value of the common or preferred shares held, whenever a decision is taken at a shareholders' meeting by a qualified quorum of shareholders representing at least 50% of the total outstanding voting capital to:

- create preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by AmBev's by-laws;
- modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;
- reduce the mandatory dividend;
- merge or consolidate AmBev with another company.
- participate in a centralized group of companies as defined under Brazilian corporation law Appraisal rights do not apply in connection with this matter for dissenting shareholders of AmBev because AmBev preferred shares are currently included in the IBOVESPA index of the São Paulo Stock Exchange and more than 50% of the outstanding shares of AmBev are not owned by AmBev's controlling shareholders;
- change the corporate objectives of AmBev;
- transfer all of the shares of AmBev to another company in order to make AmBev a wholly-owned subsidiary of such company under an incorporation of shares transaction *(incorporação de ações)*; or
- approve the acquisition of another company, the price of which exceeds the limits set forth in Brazilian corporation law.

Furthermore, if a governmental entity acquires control of AmBev through expropriation of shares, shareholders will have the right to withdraw from AmBev and be reimbursed for the value of the shareholders' equity attributable to their equity interest.

The appraisal rights lapse 30 days after publication of the minutes of the relevant shareholders' meeting in the Brazilian press. AmBev would be entitled to reconsider any action triggering appraisal rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize the financial stability of AmBev. Shares to be purchased by AmBev from the dissenting shareholders exercising appraisal rights will be valued at an amount equal to the ratable portion attributable to such shares of the shareholders' equity of AmBev as shown on the last balance sheet approved at a general meeting of the shareholders (book value). However, if more than 60 days have elapsed since the date of such balance sheet, dissenting shareholders may require that the value of their shares be calculated on the basis of a new balance sheet. As a general rule, shareholders who acquire their shares after the first notice convening the shareholders' meeting or after the relevant press release concerning the meeting is published will not be entitled to appraisal rights.

Preemptive Rights

Each shareholder of AmBev generally has a preemptive right to subscribe for shares in capital increases, in proportion to its shareholdings. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right and the right is negotiable. In the

event of a capital increase which would maintain or increase the proportion of capital represented by preferred or common shares, holders of preferred ADSs or common ADSs, as the case may be, would have preemptive rights to subscribe only to newly issued preferred shares or common shares, as applicable. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares or common shares, holders of preferred ADSs or common ADSs, as the case may be, would have preemptive rights to subscribe for preferred shares or common shares, as applicable, in proportion to their shareholdings only to the extent necessary to prevent dilution of their interest in AmBev. AmBev's by-laws provide that its board of directors may, within the limit of its authorized capital, withdraw preemptive rights to existing shareholders in connection with an increase in share capital through sale in stock exchanges, public offerings or public tender offers. In addition, Brazilian law provides that the exercise of stock options pursuant to certain stock option plans, such as our stock option plan, are not subject to preemptive rights.

Form and Transfer

Brazilian law provides that ownership of shares of capital stock of a Brazilian corporation shall generally be evidenced only by a record of ownership maintained by either the corporation or an accredited intermediary, such as a bank, acting as a registrar for the shares. Banco Itaú S.A. currently maintains AmBev's share ownership records.

Because the preferred shares and common shares of AmBev are in registered book-entry form, a transfer of such preferred and common shares is made under the rules of Brazilian corporation law, which provides that a transfer of shares is effected by an entry made by the registrar for AmBev's shares in its books, by debiting the share account of the transferor and crediting the share account of the transferee.

Transfers of preferred and common shares by a foreign investor are made in the same way and executed by such investor's local agent on the investor's behalf except that, if the original investment was registered with the Central Bank pursuant to the Foreign Investment Regulations, the foreign investor should also seek amendment, if necessary, through its local agent, of the certificate of registration to reflect the new ownership.

Transfers of shares by a foreign investor are made in the same way and executed by such investor's local agent on the investor's behalf except that, if the original investment was registered with the Central Bank pursuant to Resolution No. 2,689/00 of the Brazilian National Monetary Council, the foreign investor should also seek amendment, if necessary, through its local agent, of the certificate of registration to reflect the new ownership.

The São Paulo Stock Exchange operates a central clearing system. A holder of shares of AmBev may choose, at its discretion, to participate in this system and all shares elected to be put into the system will be deposited in custody with the relevant stock exchange, through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the relevant stock exchange. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in AmBev's registry of shareholders. Each participating shareholder will, in turn, be registered in the register of beneficial shareholders of AmBev that is maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

Disclosure of Principal Shareholders

Under Brazilian law, shareholders owning more than ten percent of a company's voting shares, such as the holders of AmBev's common shares, must publicly disclose their shareholder ownership.

Changes in Capital

The share capital of AmBev is comprised of common shares and preferred shares, all without par value. There are currently no other classes or series of preferred shares outstanding. Under Brazilian corporation law, the number of preferred nonvoting or other restricted voting shares, such as the preferred shares, may not exceed two-thirds of the total number of outstanding shares. The by-laws of AmBev do not provide for the conversion of preferred shares into common shares.

TAXATION

The following discussion summarizes the principal Brazilian and U.S. Federal income tax consequences of acquiring, holding and disposing of Brahma's preferred shares or preferred ADSs or Brahma's common shares or common ADSs. This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase preferred shares or preferred ADSs or common shares or common ADSs and is not applicable to all categories of investors, some of which may be subject to special rules. **Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and U.S. tax consequences to it of an investment in the preferred shares or preferred ADSs or common shares or common ADSs.**

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred and common shares of AmBev or preferred and common ADSs of AmBev by a holder that is not deemed to be domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of preferred or common shares, which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a Non-Brazilian Holder). The discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase preferred and common shares or preferred or common ADSs. It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below. The following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder, and each Non-Brazilian Holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in preferred or common shares or preferred or common ADSs of AmBev.

Taxation of Dividends. Dividends, including dividends in kind, paid by AmBev to The Bank of New York in respect of the preferred or common shares underlying the ADSs or to a Non-Brazilian Holder in respect of preferred or common shares generally will not be subject to Brazilian withholding tax. Dividends relating to profits generated prior to December 31, 1995 are subject to a Brazilian withholding tax of 15% to 25% according to the tax legislation applicable to each corresponding year. As from January 1, 1996, stock dividends relating to profits are also subject to withholding tax in Brazil.

Taxation of Gains. Gains realized outside of Brazil by a Non-Brazilian Holder on the disposition of preferred or common ADSs to another Non-Brazilian Holder are not subject to Brazilian tax.

The withdrawal of preferred or common ADSs in exchange for preferred or common shares is not subject to Brazilian tax. The deposit of AmBev's preferred or common shares in connection with the issuance of preferred or common ADSs is not subject to Brazilian tax, provided that the preferred or common shares are registered under the Foreign Investment Regulations and unless the foreign investor is located in a jurisdiction which does not impose income tax or which has an income tax rate lower than 20%. In the latter case, the investor will be subject to the same general taxation rules applicable to Brazilian residents. In the event the preferred or common shares are not so registered, the deposit of preferred or common shares in exchange for preferred or common ADSs may be subject to Brazilian capital gains tax at the rate of 10% or 15% as described below. Upon receipt of the underlying preferred or common shares, a Non-Brazilian Holder who qualifies under the Foreign Investment Regulations will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

Non-Brazilian Holders are not subject to tax in Brazil on gains realized on sales of preferred or common shares that occur abroad or on proceeds of a redemption of, or a liquidating distribution with respect to, preferred or common shares. As a general rule, Non-Brazilian Holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of preferred or

common shares that occur in Brazil to or with a resident of Brazil, outside a Brazilian stock exchange. Non-Brazilian Holders are generally subject to withholding tax at a rate of 10% on gains realized on sales or exchanges in Brazil of preferred or common shares that occur on a Brazilian stock exchange, unless (a) such a sale is made within five business days of the withdrawal of such preferred or common shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period, or (b) such a sale is made under the Foreign Investment Regulations by Non-Brazilian Holders which register with the CVM. However, Law No 9,959, dated as of January 27, 2000, established the rate of 10% shall be increased to 20% for transactions that occur on or after January 1, 2002. If the foreign investor is located in a jurisdiction which does not impose income tax or which has an income tax rate lower than 20%, it will be subject to the same general taxation rules applicable to Brazilian residents. The "gain realized" as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for inflation. The "gain realized" as a result of a transaction with shares which are registered under a certificate of registration of investment (other than Foreign Investment Regulations) will be calculated based on the foreign currency amount registered with the Central Bank. There can be no assurance that the current preferential treatment for holders of ADSs and Non-Brazilian Holders of preferred and common shares under the Foreign Investment Regulations will continue in the future or that it will not be changed in the future. Reductions in the tax rate provided for by Brazil's tax treaties do not apply to tax on gains realized on sales or exchanges of preferred or common shares.

Any exercise of preemptive rights relating to the preferred or common shares or preferred or common ADSs of AmBev will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the preferred or common shares by The Bank of New York will not be subject to Brazilian taxation.

The United States and Brazil do not currently have any reciprocal tax treaty regarding tax withholding provisions.

Distributions of Interest Attributable to Shareholders' Equity. In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company's shareholders' equity. Such interest is limited to the Federal government's long-term interest rate (TJLP) as determined by the Central Bank from time to time (9.25% per annum for the three-month period starting April 1, 2001), and cannot exceed the greater of:

- 50% of net income (before taking such distribution and any deductions for income taxes into account) for the period in respect of which the payment is made; or
- 50% of retained earnings.

Distributions of interest on shareholders' equity in respect of the preferred or common shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% and shall be deductible by AmBev as long as the payment of a distribution of interest is approved in a general meeting of shareholders of AmBev. The distribution of interest on shareholders' equity may be determined by the board of directors of AmBev. No assurance can be given that the board of directors of AmBev will not determine that future distributions of profits may be made by means of interest on shareholders' equity instead of by means of dividends.

The amounts paid as distribution of interest on shareholders' equity are deductible for corporate income tax and social contribution on profit, both of which are taxes levied on AmBev's profits.

Other Relevant Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred or common shares or preferred or common ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of preferred or common shares or preferred or common ADSs.

Pursuant to Decree 2,219 of May 2, 1997, Brazilian currency resulting from the conversion of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment in the preferred or common shares of AmBev, the preferred or common ADSs of AmBev and those made under Foreign Investment Regulations, is potentially subject to a transactions tax (IOF), although at present the rate of such tax is zero percent. Under Law 8,894 of June 21, 1994, such IOF tax rate may be increased at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

CPMF. Financial transfers are taxed by the CPMF (Temporary Contribution over Financial Transactions), at a rate of 0.38%. Specifically in connection with foreign investments, the CPFM is levied upon the remittance of proceeds on the amount converted in *reais* of the transaction and is required to be withheld by the financial institution that carries out the transaction.

Registered Capital. The amount of an investment in preferred or common shares held by a Non-Brazilian Holder who qualifies under the Foreign Investment Regulations and obtains registration with the CVM, or by The Bank of New York, as the depositary representing such holder, is eligible for registration with the Central Bank. Such registration allows the remittance outside of Brazil of any proceeds of distributions on the shares, and amounts realized with respect to disposition of such shares. The amounts received in Brazilian currency are converted into foreign currency through the use of the commercial market rate. The registered capital for preferred shares purchased in the form of a preferred ADSs or common shares purchased in the form of a common ADS or purchased in Brazil, and deposited with The Bank of New York in exchange for a preferred or common ADS will be equal to their purchase price (in U.S. dollars) to the purchaser. The registered capital for preferred or common shares that are withdrawn upon surrender of preferred or common ADSs, as applicable, will be the U.S. dollar equivalent of the average price of the preferred or common shares, as applicable, on the Brazilian stock exchange on which the greatest number of such preferred or common shares, as applicable, was sold on the day of withdrawal. If no preferred or common shares, as applicable, were sold on such day, the registered capital will refer to the average price on the Brazilian stock exchange on which the greatest number of preferred or common shares, as applicable, were sold in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred or common shares, as applicable, is determined on the basis of the average commercial market rate quoted by the Central Bank on such date or, if the average price of preferred or common shares is determined under the last preceding sentence, the average of such average quoted rates on the same 15 dates used to determine the average price of the preferred or common shares.

A Non-Brazilian Holder of preferred or common shares may experience delays in effecting such action which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the Non-Brazilian Holder.

Certain United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences of holding our preferred shares, preferred ADSs, common shares or common ADSs. This summary is based

on the Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes.

This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to holders who hold preferred shares, preferred ADSs, common shares or common ADSs as "capital assets" (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to holders in special tax situations including, for example:

- insurance companies;
- tax-exempt organizations;
- broker-dealers;
- traders in securities that elect to mark to market;
- banks or other financial institutions;
- holders whose functional currency is not the United States dollar;
- United States expatriates;
- holders that hold our preferred shares, preferred ADSs, common shares or common ADSs as part of a hedge, straddle or conversion transaction; or
- holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of our preferred shares, preferred ADSs, common shares or common ADSs.

This summary assumes that we are not a passive foreign investment company for United States federal income tax purposes. Please see the discussion under "—Taxation of U.S. Holders—Passive Foreign Investment Company Rules" below.

Further, this summary does not address the alternative minimum tax consequences of holding preferred shares, preferred ADSs, common shares or common ADSs or the indirect consequences to holders of equity interests in entities that own our preferred shares, preferred ADSs, common shares or common ADSs. In addition, this summary does not address the state, local and foreign tax consequences of holding our preferred shares, preferred ADSs, common shares or common ADSs.

You should consult your own tax advisor regarding the United States federal, state, local and foreign and other tax consequences of purchasing, owning, and disposing of our preferred shares, preferred ADSs, common shares or common ADSs in your particular circumstances.

Taxation of U.S. Holders

You are a "U.S. Holder" if you are a beneficial owner of preferred shares, preferred ADSs, common shares or common ADSs and you are for United States federal income tax purposes:

- a citizen or resident of the United States;
- a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;
- an estate the income of which is subject to United States federal income tax regardless of its source; or

- a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds preferred shares, preferred ADSs, common shares or common ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our preferred shares, preferred ADSs, common shares or common ADSs should consult its own tax advisor.

A "Non-U.S. Holder" is a beneficial owner of preferred shares, preferred ADSs, common shares or common ADSs that is not a U.S. Holder.

For United States federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the preferred shares or common shares represented by the ADS.

Distributions on preferred shares, preferred ADSs, common shares or common ADSs

Cash distributions made by us to a U.S. Holder (including amounts withheld to pay Brazilian withholding taxes) with respect to preferred shares, preferred ADSs, common shares or common ADSs (including distributions of interest on shareholders' equity) generally will be taxable to such U.S. Holder as ordinary dividend income when such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder's tax basis in the preferred shares, preferred ADSs, common shares or common ADSs. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the preferred shares, preferred ADSs, common shares or common ADSs for more than one year.

A U.S. Holder will be entitled, subject to a number of complex limitations, to claim a United States foreign tax credit in respect of any Brazilian withholding taxes imposed on distributions received on preferred shares, preferred ADSs, common shares or common ADSs. U.S. Holders who do not elect to claim a foreign tax credit may instead claim a deduction in respect of such withholdings. Dividends received with respect to the preferred shares, preferred ADSs, common shares or common ADSs will be treated as foreign source income, which may be relevant in calculating such U.S. Holder's United States foreign tax credit limitation. Dividends paid with respect to the preferred shares, preferred ADSs, common shares or common ADSs generally will constitute "passive income" or, in the case of certain holders, "financial services income", for United States foreign tax credit limitation purposes. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid by us generally will not be eligible for the dividends received deduction available otherwise to certain United States corporate shareholders.

The amount of any cash distribution paid in Brazilian currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of preferred shares or common shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss if such Brazilian currency is converted into U.S. dollars on the date received. If the Brazilian currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While our preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value; thus, although the matter is not entirely clear, we believe that the preferred shares should be treated as "common stock" within the meaning of Section 305 of the Code. If the preferred shares are treated as "common stock" for purposes of Section 305, distributions to U.S. Holders of additional shares of such "common stock" or preemptive rights relating to such "common stock" with respect to their preferred shares or preferred ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to United States Federal income tax. On the other hand, if the preferred shares are treated as "preferred stock" within the meaning of Section 305, and if the U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that are includable in the U.S. Holders' gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

Sale or exchange of preferred shares, preferred ADSs, common shares or common ADSs

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of preferred shares, preferred ADSs, common shares or common ADSs measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder's tax basis (determined in U.S. dollars) in the preferred shares, preferred ADSs, common shares or common ADSs. If a Brazilian tax is withheld on the sale or disposition of a share, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. Any gain or loss will be long-term capital gain or loss if the preferred shares, preferred ADSs, common shares or common ADSs have been held for more than one year. Long-term capital gains of individuals are eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other disposition of a common share, common ADS, preferred share or preferred ADS generally will be treated as United States source income or loss for United States foreign tax credit purposes. Consequently, in the case of a disposition of a common share or preferred share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for a common ADS or preferred ADS of a common share or preferred share, as the case may be, that is not registered pursuant to Resolution No. 2,689/00, on which a Brazilian capital gains tax is imposed (see "—Brazilian Tax Considerations—Taxation of Gains")), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless it can apply the credit against United States tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax.

Passive Foreign Investment Company Rules

Based upon the nature of its current and projected income, assets and activities, we do not expect the preferred shares, preferred ADSs, common shares or common ADSs to be considered shares of a passive foreign investment company (PFIC) for United States Federal income tax purposes. In general, a foreign corporation is a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. The determination of whether the preferred shares, preferred

ADSs, common shares or common ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change.

If we are treated as a PFIC, contrary to the discussion above, a U.S. Holder would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of common shares, common ADSs, preferred shares or preferred ADSs and (b) any "excess distribution" by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the common shares, common ADSs, preferred shares or preferred ADSs exceed 125% of the average annual taxable distribution the U.S. Holder received on the common shares, common ADSs, preferred shares or preferred ADSs during the preceding three taxable years or, if shorter, the U.S. Holder's holding period for the common shares, common ADSs, preferred shares or preferred ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the common shares, common ADSs, preferred shares or preferred ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC.

A U.S. Holder who owns common shares, common ADSs, preferred shares or preferred ADSs during any year we are a PFIC must file Internal Revenue Service Form 8621. In general, if we are treated as a PFIC, the rules described in the second paragraph of this section can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to-market treatment for its common shares, common ADSs, preferred shares or preferred ADSs, provided the common shares, common ADSs, preferred shares or preferred ADSs, for purposes of the rules, constitute "marketable stock" as defined in Treasury Regulations. A U.S. Holder electing the mark-to-market regime generally would treat any gain recognized under mark-to-market treatment or on an actual sale as ordinary income and would be allowed an ordinary deduction for any decrease in the value of common shares, common ADSs, preferred shares or preferred ADSs in any taxable year and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder's basis in common shares, common ADSs, preferred shares or preferred ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime. A mark-to-market election is generally irrevocable.

Taxation of Non-U.S. Holders

Distributions on Preferred Shares, Preferred ADSs, Common Shares or Common ADSs.

Non-U.S. Holders generally will not be subject to United States federal income or withholding tax on dividends received from us with respect to preferred shares, preferred ADSs, common shares or common ADSs, unless such income is considered effectively connected with the Non-U.S. Holder's conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States).

Sale or Exchange of Preferred Shares, Preferred ADSs, Common Shares or Common ADSs.

Non-U.S. Holders generally will not be subject to United States federal income tax on any gain realized upon the sale, exchange or other disposition of preferred shares, preferred ADSs, common shares or common ADSs unless:

- such gain is considered effectively connected with the Non-U.S. Holder's conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States); or

- such Non-U.S. Holder is an individual that is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met.

In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to effectively connected income (subject to certain adjustments) may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Backup Withholding and Information Reporting

In general, dividends on preferred shares, preferred ADSs, common shares or common ADSs, and payments of the proceeds of a sale, exchange or other disposition of preferred shares, preferred ADSs, common shares or common ADSs, paid to a U.S. Holder within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a maximum rate of 31% unless the holder is a corporation or otherwise exempt recipient or provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

Non-U.S. Holders generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification to establish its non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

DOCUMENTS ON DISPLAY

AmBev is subject to the informational reporting requirements of the United States Securities Exchange Act of 1934, as amended, and files with the SEC:

- annual reports;
- certain other reports that it makes public under Brazilian law, files with the Brazilian stock exchanges or distributes to shareholders; and
- other information.

You may read and copy any reports or other information that AmBev files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at 7 World Trade Center, Room 1300, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are also publicly available through the Securities and Exchange Commission's web site on the Internet at http://www.sec.gov. In addition, material filed by AmBev may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

As a foreign private issuer, AmBev is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC and its officers, directors and principal shareholders will be exempt from the reporting and "short swing" profit recovery provisions contained in Section 16 of the Exchange Act.

You may obtain documents from AmBev by requesting them in writing or by telephone at the following addresses:

Companhia de Bebidas das Américas - AmBev
Attention: Investor Relations Department

Telephone numbers:	(55-11) 3741-7553 (55-11) 3741-7560
Fax:	(55-11) 3741-3527
Email:	ir@ambev.com.br

You may obtain additional information about AmBev through its web site at "www.ambev.com.br". The information contained therein is not part of this annual report.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISK

Market Risk

AmBev is exposed to various market risks, including changes in foreign currency exchange rates and interest rates and changes in the prices of certain commodities, including malt, aluminum and sugar. Market risk is the potential loss arising from adverse changes in market rate and prices. AmBev enters into derivatives and other financial instruments to manage and reduce the impact of fluctuations in foreign currency exchange rates and interest rates. AmBev has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial activities.

See Notes 2(c) and 15 to AmBev's consolidated financial statements for a discussion of the accounting policies and information on derivative financial instruments.

AmBev's trading securities, which consist of fixed-term obligations and government securities, are not subject to equity risk.

Commodity Risk

We use a large volume of agricultural materials to produce our products, including malt and hops for our beer and sugar, guaraná and other fruits and sweeteners for our soft drinks. See "Item 4—Information on the Company—AmBev Business Overview—Production and Availability of Raw Materials". AmBev purchases a significant portion of its malt and all of its hops outside of Brazil. AmBev purchases the remainder of its malt and its sugar, guaraná and other fruits and sweeteners locally. AmBev also purchases substantial quantities of aluminum cans.

AmBev produces approximately 18% of the guaraná it uses. The remainder and all other commodities are purchased from third parties. We believe that adequate supplies of the commodities we use are available at the present time but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture; and that the price of aluminum will be largely influenced by international market prices. See "Item 4—Information on the Company—AmBev Business Overview—Property, Plant and Equipment".

All of the hops we purchase in the international markets outside of South America we pay in dollars. In addition, although we purchase aluminum cans in Brazil, the price we pay is directly influenced by the fluctuation of the dollar against the *real*. We currently do not hedge the foreign exchange risk to which we are exposed as a result of these products being priced in dollars.

Foreign Exchange Risk

AmBev is exposed to fluctuations in foreign exchange rate movements because substantially all of its revenues are in *reais*, while a significant portion of its debt is denominated in or indexed to U.S. dollars. In addition, a significant portion of its operating expenses, in particular those related to hops, malt and aluminum, are also denominated in or linked to U.S. dollars. See "Item 3—Key Information—Risk Factors—Factors Relating to Brazil—Substantial exchange rate fluctuations could harm AmBev and reduce the market value of our securities". AmBev enters into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of its dollar-denominated or indexed debt. See"—Operating Results—Reporting Currency and Foreign Currency Effects". As of December 31, 2000, derivative activities consisted of forward foreign exchange contracts and foreign currency swaps. The table below provides information about AmBev's significant exchange rate risk sensitive instruments as of December 31, 2000. The fair values of these instruments and their contact terms have been categorized by expected maturity dates.

Instruments with Foreign Exchange Rate Risk

	Principal Maturities Periods							
	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value
	(US$ equivalent in millions)							
***Real* Functional Currency Trading securities in U.S. dollars:**	`							
Fixed rate	231.6						231.6	
Average interest rate .	9.7							
Variable rate								
Average interest rate .								
Cash and cash equivalents denominated in U.S. dollars								
Variable rate	104.7						104.7	
Average interest rate .	12.0%							
Cash and cash equivalents denominated in other currencies								
Fixed rate	0.3						0.3	
Average interest rate .	12.0%							
Short-term debt denominated in U.S. dollars								
Fixed rate	(335.8)						(335.8)	
Average interest rate .	8.3%							
Short-term debt denominated in other currencies								
Fixed rate	(4.3)						(4.3)	
Average interest rate .	10.5%							
Long-term debt denominated in U.S. dollars								
Fixed rate	(38.0)	(18.6)	(74.2)	(7.6)	(15.6)	(7.1)	(161.1)	
Average interest rate .	7.9%	7.9%	7.9%	7.9%	7.9%	9.7%		
Forward exchange agreements								
Receive US$/pay R$:								
Notional amount	US$ 44.0						US$ 44.0	US$0
Average exchange rate (per US$ 1)	1.959							
Receive R$ /pay US$:								
Notional amount	US$ 47.0						US$ 47.0	0.128
Average exchange rate	2.0345							
U.S. Dollar Functional Currency (in subsidiaries outside of Brazil)								
Notional amount	US$220.0						US$ 220.0	US$(2.6)
Average exchange rate (per US$1)	1.0328							

Interest Rate Risk

AmBev is exposed to interest rate volatility with respect to its cash and cash equivalents, trading securities and fixed- and floating-rate debt. AmBev's dollar-denominated cash equivalents generally bear interest at a floating rate. At December 31, 2000, AmBev's trading securities were denominated in *reais*. The *reais*-denominated trading securities in which AmBev invests generally bear interest at the CDI rate.

At December 31, 2000, US$514.1 million of our debt bore interest at fixed rates. The remainder of our debt, US$509.1 million at December 31, 2000, bore interest at floating rates. See "—Liquidity and Capital Results—Debt—Long-Term Debt".

The table below provides information about AmBev's significant interest rate risk sensitive instruments as of December 31, 2000. The fair values of these instruments and their terms have been categorized by expected maturity dates.

Instruments with Interest Rate Risk

	Principal Maturities Periods							
	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value
				(US$ equivalent in millions)				
Instruments entered into for trading purposes:								
Trading securities in U.S. dollars:								
Fixed rate	US$203.9						US$203.9	US$203.9
Average interest rate	10.2%							
Variable rate								
Average interest rate								
Instruments entered into other than for trading purposes:								
Brazilian reais:								
Cash and cash equivalents in *reais*								
Variable rate	US$176.9						US$176.9	US$176.9
Average interest rate	15.7%							
Short-term debt denominated in *reais*	US$(80.4)						US$(80.4)	US$(80.4)
Variable rate	6.0%							
Variable interest rate(1)								
Fixed rate								
Long-term debt denominated in *reais*								
Variable rate	US$(153.8)	US$(137.9)	US$(47.1)	US$(66.8)	US$(21.4)	US$(6.4)	US$(433.4)	US$(433.4)
Average interest rate	9.3%	9.3%	9.3%	9.3%	9.3%	9.3%		
Fixed rate	US$(5.8)	US$(5.1)				US$(1.7)	US$ (12.6)	US$ (12.6)
Average interest rate	13.0%	3.5%				2.4%		
Foreign Currencies:								
Cash and cash equivalents denominated in U.S. dollars								
Variable rate	US$62.4		41.3				US$104.7	US$ 104.7
Average interest rate	12.0%							
Cash and cash equivalents denominated in other currencies								
Variable rate	US$0.3						US$ 0.3	US$ 0.3
Average interest rate	12.0%							
Short-term debt denominated in U.S. dollars								
Fixed rate	US$(335.8)						US$(335.8)	US$(335.8)
Average interest rate	8.3%							

	Principal Maturities Periods							
	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value
	(US$ equivalent in millions)							
Short-term debt denominated in other currencies								
Fixed rate	US$(4.3)						US$ (4.3)	US$(4.3)
Average interest rate	10.5%							
Long-term debt denominated in U.S. dollars								
Fixed rate	US$(3.8)	US$(18.6)	US$(74.2)	US$(7.6)	US$(15.6)	US$(7.4)	US$(161.4)	US$(161.4)
Average interest rate	7.9%	7.9%	7.9%	7.9%	7.9%			
Interest rate derivatives								
Interest rate swaps								
Pay variable (R$)/receive fixed (US$):								
Notional amount	US$92.2						US$92.2	US$1.2
Average pay rate	15.7%							
Average receive rate	8.6%							
Pay fixed (US$)/receive variable (R$):								
Notional amount	US$20.9						US$20.9	US$1.2
Average pay rate	13.8%							
Average receive rate	15.7%							

---

(1) Most of the variable rate debt accrues interest at the *Taxa de Juros de Longo Prazo (TJLP)* plus a spread. The weighted-average spread was 2.95% at December 31, 2000. The TJLP is a long-term nominal interest rate fixed by the government on a quarterly basis. During the periods set forth below the TJLP was:

	2001	2000	1999
December 1/February 28	9.25%	12.00%	12.84%
April 1/May 31	9.25%	11	13.48
August 30	-	10.25	14.05
November 30	-	9.75%	12.5

Item 12. Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Reserved.

Item 16. Reserved.

PART III

Item 17. Financial Statements.

The Company is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. Financial Statements.

See pages F-1 through F-101.

Index to Consolidated Financial Statements **Page**

Item 19. Exhibits.

1.1 By-laws of Companhia de Bebidas das Américas-AmBev (English-language translation thereof) (incorporated by reference to Annex A to the prospectus filed as part of the Form F-4 filed by AmBev on August 29, 2000), as amended on April 27, 2001 (the amendments to the by-laws are incorporated by reference to the Form 6-K filed by AmBev on May 30, 2001).

2.1 Form of Common ADS Deposit Agreement among AmBev, The Bank of New York, as depositary, and the holders from time to time of Common ADSs (incorporated by reference to Exhibit A of the Form F-6 filed by AmBev on October 20, 2000).

2.2 Form of Preferred ADS Deposit Agreement among AmBev, The Bank of New York, as depositary, and the holders from time to time of Preferred ADSs (incorporated by reference to Exhibit A of the Form F-6 filed by AmBev on October 20, 2000).

2.3 Form of American Depositary Receipt for Common ADSs (included in Exhibit 2.1).

2.4 Form of American Depositary Receipt for Preferred ADSs (included in Exhibit 2.2).

3.1 Shareholders' Agreement of Companhia de Bebidas das Américas-AmBev dated as of July 1, 1999 among Fundacão Antonio e Helen Zerrenner Instituicão Nacional de Beneficência, Braco S.A., Empresa de Administracão e Participacões S.A., Companhia de Bebidas das Américas-AmBev, Jorge Paulo Lemann, Marcel Herrmann Telles, and Carlos Alberto da Veiga Sicupira (English-language translation thereof) (incorporated by reference to Annex B to the prospectus filed as part of the Form F-4 filed by AmBev on August 29, 2000).

4.1 Performance Agreement between AmBev and the Conselho Administrativo de Defesa Economica (CADE), dated April 19, 2000 (incorporated by reference to Exhibit 10.8 to the Form F-4 filed by AmBev on August 29, 2000).

8.1 Subsidiaries of Companhia de Bebidas das Américas-AmBev.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Companhia de Bebidas das Américas-AmBev, certifies that it meets all of the requirements for filing on form 20-F and that it has duly caused and authorized the undersigned to sign this annual report to be signed on its behalf.

Companhia de Bebidas das Américas-AmBev

By:/s/ Magim Rodriguez Junior
Name: Magim Rodriguez Junior
Title: Chief Executive Officer

By:/s/ Luis Felipe Pedreira Dutra Leite
Name: Luis Felipe Pedreira Dutra Leite
Title: Chief Financial Officer

Date: June 29, 2001

EXHIBIT 8.1–AMBEV'S MATERIAL SUBSIDIARIES

AmBev's operations are conducted principally by CBB and its direct and indirect subsidiaries, and through companies in which CBB holds a direct or indirect majority or minority interest. The following is a list of the significant companies that AmBev controlled, either directly or indirectly, as of May 1, 2001:

- Companhia de Brasileira de Bebidas (CBB) (incorporated in Brazil). CBB is our principal operating subsidiary that engages in the production, distribution and marketing of beverages. AmBev holds 100% of CBB.
- Arosuco Aromas e Sucos S.A. (Arosuco) (incorporated in Brazil). Arosuco produces concentrates for Brahma's soft drinks. AmBev controls, directly or indirectly, 100% of the voting and 100% of the total equity of this entity.
- CA Cervecera Nacional (CACN) (incorporated in Venezuela). CACN produces beer in Venezuela. CACN owns Mar Caribe Distribuidora, a beer distributor in Venezuela. AmBev controls, directly or indirectly, 50.2% of the voting and 50.2% of the total equity of this entity.
- CCBA S.A. (incorporated in Argentina). CCBA produces beer and soft drinks in Argentina. AmBev controls, directly or indirectly, 70% of the voting and 70% of the total equity of this entity.
- Cervejaria Astra S.A. (incorporated in Brazil). Astra has two units: one in Fortaleza, in the state of Ceará, where it produces soft drinks, and the other in São Luiz, in the state of Maranhão, where it produces beer. AmBev controls, directly or indirectly, 50% of the voting and 43.2% of the total equity of this entity.
- Cervecería y Malteria Paysandú (Cympay) (incorporated in Uruguay). Cympay produces, markets and distributes beer in Uruguay. AmBev controls, directly or indirectly, 95.4% of the voting and 95.4% of the total equity of this entity.
- Cervejarias Águas Claras S.A. (incorporated in Brazil). Águas Claras is a brewery located in the state of Sergipe. AmBev controls, directly or indirectly, 100% of the voting and 97% of the total equity of this entity.
- Cervejarias Reunidas Skol Caracu S.A. (incorporated in Brazil). Skol produces *Skol* beer through two branches: one in Guarulhos, state of São Paulo, and the other in the federal district of Brasília. AmBev controls, directly or indirectly, 99.7% of the voting and 99.7% of the total equity of this entity.
- Compañia Salus (incorporated in Uruguay). Salus produces, markets and distributes beer in Uruguay. AmBev controls, directly or indirectly, 15% of the voting and 15.5% of the total equity of this entity.
- CRBS S.A. (incorporated in Brazil). CRBS is a subsidiary that produces soft drinks and beer through five branches: one in each of São Paulo, Bahia, Paraná, Mato Grosso and Goiás. CRBS' headquarters are in the Cebrasa plant in the state of Goiás. CRBS is a shareholder of two subsidiaries of Brahma, Fazenda do Poço Agrícola e Florestamento S.A. and Gibral Gestão e Trading Internacional S.A. AmBev controls, directly or indirectly, 94.8% of the voting and 99.8% of the total equity of this entity.
- Maltería Pampa S.A. and Maltería Uruguay S.A. (incorporated in Argentina and Uruguay, respectively). Maltería Pampa is a producer of malt in Argentina. Maltería Pampa owns Maltería Uruguay S.A., an Uruguayan malt-producing company. AmBev controls, directly or indirectly, 100% of the voting and 100% of the total equity of this entity.
- Pepsi-Cola Engarrafadora Ltda. (incorporated in Brazil). Engarrafadora produces and distributes Pepsi-Cola products. AmBev controls, directly or indirectly, 100% of the voting and 100% of the total equity of this entity.
- Antarctica Empreendimentos e Participações Ltda. - ANEP (incorporated in Brazil). ANEP is a holding company established in 1996 in connection with an Antarctica Anheuser-Busch joint venture that was terminated in 1999. AmBev controls, directly or indirectly, 100% of the voting and 100% of the total equity of this entity.

- Indústria de Bebidas Antarctica do Sudeste S.A. (incorporated in Brazil). Antarctica Sudeste produces beer and soft drinks and is responsible for sales in the southeast of Brazil, including the states of Minas Gerais, Espírito Santo and Rio de Janeiro. AmBev controls, directly or indirectly, 99.7% of the voting and 98.8% of the total equity of this entity.

- Indústria de Bebidas Antarctica do Norte-Nordeste S.A. (incorporated in Brazil). Norte-Nordeste produces beer and soft drinks and its commercial area covers the entire north and northeast and part of the center-west of Brazil. AmBev controls, directly or indirectly, 82.9% of the voting and 64.5% of the total equity of this entity.

- Indústria de Bebidas Antarctica - Polar S.A. (incorporated in Brazil). Polar produces beer and soft drinks, and its commercial area includes the states of Rio Grande do Sul, Santa Catarina and Paraná, in the south of Brazil. AmBev controls, directly or indirectly, 97.37% of the voting and 96.22% of the total equity of this entity.

AmBev has significant investments in the following companies:

- Cervejaria Miranda Corrêa S.A. (incorporated in 1999). Miranda Corrêa produces beer in Manaus, in the state of Amazonas. AmBev controls, directly or indirectly, 49.5% of the voting and 60% of the total equity of this entity.

- Fratelli Vita Bebidas Ltda. and Pilcomayo Participações S.A. (incorporated in Brasil). Pilcomayo is a holding company. AmBev owns 50% of the total shares of Pilcomayo, which controls 100% of Fratelli Vita. Fratelli Vita produces the *Fratelli Vita* mineral water and *Marathon* isotonic sport drink.

- Ice Tea do Brasil Ltda. (incorporated in Brazil). Ice Tea do Brasil is a 50-50% joint venture between Fratelli Vita and Indústrias Gessy Lever Ltda., which produces, sells and distributes the *Lipton* brand iced tea in Brazil.

- Miller Brewing do Brasil Ltda. (incorporated in Brazil). Miller Brewing do Brasil is a 50-50% joint venture between Brahma and the Miller Brewing Co. Miller Brewing do Brasil produces and sells *Miller Genuine Draft* beer in Brazil.

Companhia de Bebidas das Américas - AmBev

Consolidated Financial Statements at December 31, 2000 and 1999, and for Each of the Three Years in the Period Ended December 31, 2000

Index to Consolidated Financial Statement **Page**

PRICEWATERHOUSECOOPERS

Report of Independent Accountants

January 29, 2001, except as to Notes 1(b)(vii) and 21, as to which the dates are February 15, 2001 and April 27, 2001, respectively

To the Board of Directors and Shareholders
Companhia de Bebidas das Américas - AmBev

In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Companhia de Bedidas das Américas - AmBev and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Companhia Antarctica Paulista - Industria Brasileira de Bebidas e Conexos ("Antarctica"), a wholly-owned subsidiary accounted for on the equity method as of December 31, 1999 and for the period from July 1 to December 31, 1999. The company's consolidated balance sheet as of December 31, 1999 reflects an investment in Antarctica of US$ 24,482 thousand and the consolidated statement of operations for the period from July 1 to December 31, 1999 includes equity in losses of Antarctica of US$ 179,116 thousand. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Antarctica for 1999, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

PricewaterhouseCoopers
Auditores Independentes

São Paulo, Brazil

Deloitte Touche Tohmatsu

Report of Independent Auditors

To the Board of Directors and Shareholders
of Companhia Antarctica Paulista Indústria Brasileira
de Bebidas e Conexos - Sociedade de Comando:

We have audited the accompanying consolidated balance sheets of Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos - Sociedade de Comando and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive loss, cash flows and changes in shareholders' equity (deficit) for each of the three years in the period ended December 31, 1999, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos - Sociedade de Comando and its subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu
Auditores Independentes

São Paulo, Brazil
March 24, 2000, except as to Note 20
which is dated as of June 6, 2000

Companhia de Bebidas das Américas - AmBev

Consolidated Balance Sheet

Expressed in thousands of United States dollars, except number of shares

Assets	**December 31** **2000**	**1999** **(reclassified) (Note 1(b)(v))**
Current assets		
Cash and cash equivalents	US$ 281,854	US$ 772,286
Zerrenner Foundation - restricted cash	34,651	
Trading securities	231,608	157,145
Trade accounts receivable, net	359,530	159,148
Advances to distributors and suppliers	3,868	3,750
Sales and income taxes recoverable	116,178	97,375
Inventories	301,844	210,460
Prepaid expenses	18,005	9,168
Deferred income tax	10,104	7,367
Other	55,639	30,816
	1,413,281	1,447,515
Investments		
Investment in Antarctica (Note 1(b)(iv))		24,482
Investment in affiliates	26,879	22,003
Other	9,950	5,840
	36,829	52,325
Goodwill and intangible assets, net	270,673	54,034
Property, plant and equipment, net	1,472,545	1,022,786
Other assets		
Receivables from affiliated companies	47,730	84,026
Prepaid expenses	18,312	
Deferred income tax (Note 6)	531,054	62,603
Sales taxes recoverable	20,748	
Brahma Welfare Foundation - restricted assets		23,507
Prepaid pension benefit cost	19,796	21,663
Restricted deposits for legal proceedings	51,386	23,892
Tax incentive investments	32,931	21,242
Assets held for sale	23,933	7,386
Other	32,578	29,520
	778,468	273,839
	US$ 3,971,796	US$ 2,850,499

Companhia de Bebidas das Américas - AmBev

Consolidated Balance Sheet

Expressed in thousands of United States dollars, except number of shares **(continued)**

Liabilities and shareholders' equity	December 31 2000	 1999 (reclassified) (Note 1(b)(v))
Current liabilities		
Suppliers	US$ 293,817	US$ 173,733
Payroll, profit sharing and related charges	59,016	48,156
Taxes on sales	253,350	130,724
Short-term debt	416,206	347,184
Current portion of long-term debt	201,932	227,185
Interest attributed to shareholders' equity, gross of tax	72,060	52,727
Other	69,685	55,009
	1,366,066	1,034,718
Long-term liabilities		
Long-term debt	405,129	465,855
Accrued liability for legal proceedings	310,979	163,309
Sales tax deferrals and other tax credits	308,391	296,742
Post-retirement benefits	61,041	
Other	29,845	32,601
	1,115,385	958,507
Minority interest	222,449	20,383

Commitments and contingencies (Note 18)

Companhia de Bebidas das Américas - AmBev

Consolidated Balance Sheet

Expressed in thousands of United States dollars, except number of shares **(continued)**

	December 31	
	2000	**1999**
Shareholders' equity		**(reclassified) (Note 1(b)(v))**
Preferred shares - (22,669,744 thousand issued at December 31, 2000; December 31, 1999 - 21,790,073 thousand)	US$ 475,714	US$ 446,191
Common shares - (15,976,336 thousand issued at December 31, 2000; December 31, 1999 - 16,012,476 thousand)	156,344	482,181
Treasury shares - preferred	(1,229)	(1,229)
Treasury shares - common	(5,381)	(2,926)
Treasury shares - preferred (held by the Zerrenner Foundation; 1999 held by the Brahma Welfare Foundation)	(67,465)	(9,523)
Treasury shares - common (held by the Zerrenner Foundation; 1999 held by the Brahma Welfare Foundation)	(449,125)	(32,477)
Additional paid-in capital	525,776	
Advances to employees for purchase of shares	(84,460)	(49,770)
Appropriated retained earnings	12,023	89,449
Unappropriated retained earnings	1,366,335	457,933
Cumulative translation adjustment	(660,636)	(542,938)
	1,267,896	836,891
	US$ 3,955,184	US$ 2,850,499

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Bebidas das Américas - AmBev

Consolidated Statement of Operations

Expressed in thousands of United States dollars, except number of shares

	Years ended December 31		
	2000	**1999 (reclassified) (Note 1(b)(v))**	**1998 (reclassified)**
Gross sales, net of discounts, returns and allowances	US$ 5,671,415	US$ 3,689,885	US$ 5,933,040
Value-added and excise tax on sales	(3,036,179)	(1,913,942)	(3,263,702)
Net sales	2,635,236	1,775,943	2,669,338
Cost of sales	(1,444,838)	(1,076,276)	(1,608,340)
Gross profit	1,190,398	699,667	1,060,998
Selling and marketing expenses	(384,367)	(263,839)	(573,759)
General and administrative expenses	(313,059)	(200,348)	(281,326)
Other operating (expense) income, net	(58,169)	(51,341)	3,476
Operating income	434,803	184,139	209,389
Non-operating income (expenses)			
Financial income	164,315	364,829	198,636
Financial expenses	(310,212)	(442,245)	(289,504)
Other non-operating (expense) income, net	(901)	(8,448)	14,994
Income before income tax, equity in affiliates and minority interest	288,005	98,275	133,515
Income tax benefit (expense)			
Current	(102,037)	37,986	90,526
Deferred	489,277	3,402	2,170
	387,240	41,388	92,696
Income before equity in affiliates and minority interest	675,245	139,663	226,211
Equity in earnings of affiliates	11,678	5,404	2,962
Equity in losses of Antarctica (Note 1(b)(ii))	(49,879)	(179,116)	
Minority interest	(14,202)	3,498	9,404
Net income (loss)	US$ 622,842	US$ (30,551)	US$ 238,577
Net income (loss) applicable to each class of shares			
Preferred	391,267	(19,529)	158,920
Common	231,575	(11,022)	79,657
Net income (loss)	US$ 622,842	US$ (30,551)	US$ 238,577

Companhia de Bebidas das Américas - AmBev

Consolidated Statement of Operations

Expressed in thousands of United States dollars, except number of shares **(continued)**

	Years ended December 31		
	2000	**1999** (reclassified) (Note 1(b)(v))	**1998** (reclassified)
Earnings (losses) per thousand AmBev shares			
Basic			
Preferred shares	US$ 17.85	US$ (0.92)	US$ 7.32
Common shares	16.23	(0.92)	6.65
Diluted			
Preferred shares	17.18	(0.88)	6.94
Common shares	15.62	(0.88)	6.31
2000 and 1999 - Weighted average AmBev shares outstanding (in thousands); 1998 - weighted average Brahma shares outstanding (in thousands) - Note 16(j)			
Basic			
Preferred shares	21,919,724	21,173,565	21,733,635
Common shares	14,265,323	11,949,367	11,983,100
Diluted			
Preferred shares	23,090,525	22,384,145	23,058,784
Common shares	14,475,271	12,206,392	12,433,243

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Bebidas das Américas - AmBev

Consolidated Statement of Cash Flows

Expressed in thousands of United States dollars

	Years ended December 31		
	2000	**1999**	**1998**
		(reclassified) (Note 1(b)(v))	**(reclassified)**
Cash flows from operating activities			
Net income (loss)	US$ 622,842	US$ (30,551)	US$ 238,577
Adjustments to reconcile net income (loss) to cash provided by operating activities			
Stock ownership plan	5,496	4,593	4,512
Depreciation	243,358	228,690	254,628
Amortization of goodwill and intangible assets	14,815	6,213	8,726
Foreign exchange losses on loans, net	62,067	238,515	83,400
Gain on disposal of property, plant and equipment, net	(19,217)	(5,323)	(10,036)
Impairment provision on property, plant and equipment to be held and used	20,913	3,121	
Equity in earnings of affiliates	(11,678)	(5,404)	(2,962)
Equity in losses of Antarctica	49,879	179,116	
Sales tax deferrals	27,689	65,252	145,489
Deferred income tax benefit	(489,277)	(3,402)	(2,170)
Minority interest	14,202	(3,498)	(9,404)
Other	7,004	(14,032)	(951)
(Increase) decrease in assets			
Trading securities	(76,082)	(12,638)	(45,451)
Trade accounts receivable	(157,793)	15,982	9,804
Advances to distributors and suppliers	(37,139)	(6,821)	(10,978)
Sale and income taxes recoverable	13,895	(31,950)	(23,548)
Inventories	(2,724)	13,149	5,518
Prepaid expenses	5,719	2,656	(1,024)
Receivables from affiliated companies	31,156	(35,618)	(34,428)
Other	(19)	(50,286)	8,452
(Decrease) increase in liabilities			
Suppliers	101,722	26,679	(14,404)
Payroll, profit sharing and related charges	874	(274)	(70,327)
Income tax and social contribution	603	7,273	
Taxes on sales	94,919	22,134	(8,554)
Provision for post-retirement benefits	(100,568)		
Accrued liability for legal proceedings, net of restricted deposits	135,625	16,004	(98,854)
Other	(43,449)	(8,547)	50,989
Net cash provided by operating activities	US$ 514,832	US$ 621,033	US$ 477,004

Companhia de Bebidas das Américas - AmBev

Consolidated Statement of Cash Flows

Expressed in thousands of United States dollars **(continued)**

	Years ended December 31		
	2000	**1999** (reclassified) (Note 1(b)(v))	**1998** (reclassified)
Cash flows from investing activities			
Investments in affiliates	US$ (13,522)		US$ (4,621)
Other investments	24	US$ (345)	357
Property, plant and equipment	(145,666)	(108,451)	(249,105)
Proceeds on disposal of property, plant and equipment	79,251	29,097	83,870
Intangible assets	(10,339)	(3,628)	(3,452)
Proceeds on disposal of intangible assets	31,164		
Dividends received from affiliated companies	6,090	3,983	
Minorities - interest and dividends received (paid) of subsidiaries	(782)	2,716	6,798
Payment for purchase of subsidiary, net of cash acquired			(48,423)
Net cash used in investing activities	US$ (53,780)	US$ (76,628)	US$ (214,576)
Cash flows from financing activities			
Loans with original maturities of less than 90 days, net	US$ (35,350)	US$ (1,684)	US$ 41,902
Short-term debt			
Issuances	157,374	87,888	14,172
Repayments	(608,926)	(170,796)	(69,884)
Long-term debt			
Issuances	133,216	134,049	251,863
Repayments	(505,463)	(235,785)	(165,503)
Capital subscriptions and contributions	52,544	8,607	41,046
Repurchase of treasury shares	(8,306)	(6,377)	(137,638)
Capital increase of minority interests in subsidiaries	13,841		
Return of capital	(61,105)		
Dividends and interest on equity paid	(87,980)	(97,299)	(104,450)
Net cash used in financing activities	US$ (950,155)	US$ (281,397)	US$ (128,492)

Companhia de Bebidas das Américas - AmBev

Consolidated Statement of Cash Flows

Expressed in thousands of United States dollars **(continued)**

	Years ended December 31		
	2000	**1999**	**1998**
		(reclassified) (Note 1(b)(v))	**(reclassified)**
Effect of exchange rate changes on cash	(19,221)	(213,972)	(68,120)
Net increase (decrease) in cash and cash equivalents	US$ (508,324)	US$ 49,036	US$ 65,816
Cash and cash equivalents, at beginning of year	772,286	723,250	657,434
Cash from Antarctica, consolidated as of April 1, 2000	17,892		
Cash and cash equivalents at end of year	US$ 281,854	US$ 772,286	US$ 723,250
Supplemental disclosure of cash flow information			
Cash paid during the year for			
Interest, net of capitalized interest	US$ 145,232	US$ 137,825	US$ 147,670
Taxes on income	US$ 31,759	US$ 9,911	US$ 23,357
Supplemental disclosures of non-cash investing and financing activities - Antarctica transaction (Note 20)			
Purchase consideration paid for Antarctica		US$ 281,118	
Investment in Antarctica		US$ 24,482	
Capital contribution - Zerrenner Foundation	US$ 12,126	US$ 3,575	

The accompanying notes are an integral part of these consolidated financial statements.

Companhia de Bebidas das Américas - AmBev

Consolidated Statement of Changes in Shareholders' Equity

Expressed in thousands of United States dollars,
except number of shares and distributions to shareholders

	Year ended December 31					
	2000		1999		1998	
	Shares	US$	Shares (reclassified) (Note 1(b)(v))	US$ (reclassified) (Note 1(b)(v))	Shares	US$ (reclassified)
Share capital						
Preferred shares						
At beginning of year	21,790,073,260	US$ 446,191	23,074,741,875	US$ 427,906	22,618,568,520	US$ 397,020
Exercise of stock options	879,671,145	61,868	196,635,920	11,169	456,173,355	30,886
Cancellation of shares			(1,821,855,000)	(33,785)		
Conversion of Controlling Shareholders of Antarctica			267,843,425	32,132		
Antarctica Conversion on September 15, 1999			72,707,040	8,769		
Reduction in capital:						
January 17, 2000		(8,607)				
April 28, 2000		(6,747)				
September 22, 2000		(11,468)				
Return of capital:						
March 23, 2000		(974)				
November 30, 2000		(4,549)				
At end of year	22,669,744,405	US$ 475,714	21,790,073,260	US$ 446,191	23,074,741,875	US$ 427,906
Common shares						
At beginning of year	16,012,476,195	US$ 482,181	13,337,282,340	US$ 244,516	13,531,872,340	US$ 239,718
Exercise of stock options					97,875,000	10,160
Cancellation of shares	(36,140,000)	(539)	(158,885,000)	(2,552)	(292,465,000)	(5,362)
Conversion of Controlling Shareholders' of Antarctica			2,317,676,355	195,430		
Antarctica Conversion on September 15, 1999			516,402,500	44,787		
Reduction in capital:						
January 17, 2000		(86,552)				
April 28, 2000		(67,832)				
September 22, 2000		(115,332)				
Return of capital:						
March 23, 2000		(9,805)				
November 30, 2000		(45,777)				
At end of year	15,976,336,195	US$ 156,344	16,012,476,195	US$ 482,181	13,337,282,340	US$ 244,516

Companhia de Bebidas das Américas - AmBev

Consolidated Statement of Changes in Shareholders' Equity

Expressed in thousands of United States dollars,
except number of shares and distributions to shareholders **(continued)**

	Year ended December 31,					
	2000		1999		1998	
	Shares	US$	Shares (reclassified) (Note 1(b)(v))	US$ (reclassified) (Note 1(b)(v))	Shares	US$ (reclassified)
Treasury shares						
Preferred shares						
At beginning of year	(53,726,500)	US$ (1,229)	(1,864,371,500)	US$ (204,646)	(826,691,500)	US$ (98,701)
Repurchase of shares			(11,210,000)	(978)	(1,037,680,000)	(105,945)
Cancellation of shares			1,821,855,000	204,395		
At end of year	(53,726,500)	US$ (1,229)	(53,726,500)	US$ (1,229)	(1,864,371,500)	US$ (204,646)
Common shares						
At beginning of year	(36,140,000)	US$ (2,926)	(158,885,000)	US$ (17,750)	(206,320,000)	US$ (25,076)
Repurchase of shares	(26,289,000)	(5,381)	(36,140,000)	(2,926)	(245,030,000)	(28,313)
Cancellation of shares	36,140,000	2,926	158,885,000	17,750	292,465,000	35,639
At end of year	(26,289,000)	US$ (5,381)	(36,140,000)	US$ (2,926)	(158,885,000)	US$ (17,750)
AmBev treasury shares held by Zerrenner Foundation - (1999/1998 - Brahma Welfare Foundation) - Notes 17(d)(e) and 2(m))						
AmBev Preferred shares						
At beginning of year	(171,052,200)	US$ (9,523)	(153,496,520)	US$ (6,384)	(100,015,745)	US$ (3,004)
Purchase of shares	(31,271,040)	(2,925)	(17,555,680)	(928)	(53,480,775)	(3,380)
Consolidation of Zerrenner Foundation	(269,343,425)	(55,017)				
At end of year	(471,666,665)	US$ (67,465)	(171,052,200)	US$ (7,312)	(153,496,520)	US$ (6,384)
AmBev Common shares						
At beginning of year	(1,323,696,770)	US$ (32,477)	(1,304,446,770)	US$ (33,144)	(1,304,446,770)	US$ (33,144)
Purchase of shares			(19,250,000)	(1,544)		
Consolidation of Zerrenner Foundation	(2,297,608,640)	(416,648)				
At end of year	(3,621,305,410)	US$ (449,125)	(1,323,696,770)	US$ (34,688)	(1,304,446,770)	US$ (33,144)
Total treasury shares						
Preferred shares	(525,393,165)	US$ (68,694)	(224,778,700)	US$ (8,541)	(2,017,868,020)	US$ (211,030)
Common shares	(3,647,594,410)	US$ (454,506)	(1,359,836,770)	US$ (37,614)	(1,463,331,770)	US$ (50,894)

Companhia de Bebidas das Américas - AmBev

Consolidated Statement of Changes in Shareholders' Equity

Expressed in thousands of United States dollars,
except number of shares and distributions to shareholders **(continued)**

	Year ended December 31		
	2000	**1999** (reclassified) (Note 1(b)(v))	**1998** (reclassified)
Additional paid-in capital			
Stock purchase warrants (issued, net of exercise) (Note 16 (a)(v))			
Preferred shares	US$ 13,393	US$ 13,393	US$ 13,393
Common shares	7,218	7,218	7,218
	20,611	20,611	20,611
Outstanding employee stock options (Note 16 (i))			
Preferred shares			
At beginning of year	25,937	13,588	10,065
Stock options granted, net of exercised	(10,003)	12,349	3,523
At end of year	15,934	25,937	13,588
Common shares			
At beginning of year		5,513	4,524
Stock options granted, net of exercised		(5,513)	989
At end of year			5,513
Other additional paid-in capital (Note 16 (b))			
At beginning of year	435,706	256,734	91,265
Capitalization of unappropriated retained earnings			534
Push-down of expenses paid -in by Zerrenner Foundation	12,126	3,575	
Consolidation of Zerrenner Foundation	526,040		
Transfer from unappropriated retained earnings		175,397	164,935
At end of year	973,872	435,706	256,734
Cancellation of treasury shares			
At beginning of the year	(482,254)	(296,446)	(266,168)
Cancellations	(2,387)	(185,808)	(30,278)
At end of year	(484,641)	(482,254)	(296,446)
Total additional paid -in capital	US$ 525,776		

Companhia de Bebidas das Américas - AmBev

Consolidated Statement of Changes in Shareholders' Equity

Expressed in thousands of United States dollars,
except number of shares and distributions to shareholders **(continued)**

	Year ended December 31		
	2000	**1999** (reclassified) (Note 1(b)(v))	**1998** (reclassified)
Advances to employees for purchase of shares			
At beginning of year	US$ (49,770)	US$ (63,568)	US$ (48,480)
Foreign exchange losses on advances	4,235	20,620	
Advances net of repayments	(38,925)	(6,822)	(15,088)
At end of year	US$ (84,460)	US$ (49,770)	US$ (63,568)
Appropriated retained earnings			
Statutory reserve			
At beginning of year	US$ 76,679	US$ 100,160	US$ 93,701
Transfer from (to) unappropriated retained earnings	(64,656)	(23,481)	6,459
At end of year	12,023	76,679	100,160
Tax incentive reserve			
At beginning of year	12,770	18,901	18,696
Transfer from (to) unappropriated retained earnings	(12,770)	(6,131)	205
At end of year		12,770	18,901
Interest attributed to shareholders' equity			
At the beginning of year			40,628
Transfer to unappropriated retained earnings			(40,628)
At end of year			
Total appropriated retained earnings	US$ 12,023	US$ 89,449	US$ 119,061

Companhia de Bebidas das Américas - AmBev

Consolidated Statement of Changes in Shareholders' Equity

Expressed in thousands of United States dollars,
except number of shares and distributions to shareholders **(continued)**

	Year ended December 31		
	2000	**1999** (reclassified) (Note 1(b)(v))	**1998** (reclassified)
Unappropriated retained earnings			
At beginning of year	US$ 457,933	US$ 744,563	US$ 818,540
Net income (loss)	622,842	(30,551)	238,577
Distributions declared (per thousand shares)			
Dividends			(15,440)
Preferred shares - (1998 - US$ 0.47)			
Common shares - (1998- US$ 0.43)			
Interest attributed to shareholders' equity	(88,404)	(110,294)	(165,609)
Preferred shares - (2000: US$ 2.52; 1999 - US$ 3.44; 1998 - US$ 5.08)			
Common shares - (2000: US$ 2.29; 1999 - US$ 3.13; 1998 - US$ 4.61)			
Transfer following reduction of capital	296,538		
Transfer from appropriated retained earnings	77,426	29,612	33,964
Transfer to additional paid-in capital		(175,397)	(165,469)
Total unappropriated retained earnings	US$ 1,366,335	US$ 457,933	US$ 744,563
Cumulative translation adjustment			
At beginning of year	US$ (542,938)	US$ (110,145)	
Deferred tax liability (Note 2(b))			US$ (8,016)
Net translation loss in the year	(117,698)	(432,793)	(102,129)
At end of year	US$ (660,636)	US$ (542,938)	US$ (110,145)
Total shareholders' equity	US$ 1,267,896	US$ 836,891	US$ 1,100,409
Comprehensive income (loss)			
Net income (loss)	US$ 622,842	US$ (30,551)	US$ 238,577
Cumulative translation adjustment	(117,698)	(432,793)	(110,145)
Comprehensive income (loss)	US$ 505,144	US$ (463,344)	US$ 128,432

The accompanying notes are an integral part of these consolidated financial statements.

Expressed in thousands of United States dollars, unless otherwise stated

1 Our group and operations

(a) Our business and the formation of AmBev

Companhia de Bebidas das Américas ("AmBev" or "we") is a Brazilian limited liability company. We, together with our subsidiaries, including Companhia Cervejaria Brahma (Brahma) and Companhia Antarctica Paulista - Indústria Brasileira de Bebidas e Conexos (Antarctica), produce, distribute and sell beer, soft drinks and other non-carbonated beverages, such as isotonic sport drinks, fruit juices, teas and mineral waters, in Brazil and other South American countries.

On July 1, 1999, the controlling shareholders of Brahma and the controlling shareholders of Antarctica announced a business combination. The combination involved the formation of AmBev, a holding company to which we contributed shares of Brahma and Antarctica. The combination of Brahma, the predecessor to AmBev for accounting purposes, and Antarctica was accounted for using the purchase method. The completion of the combination required the approval of Brazilian antitrust authorities; interim restrictions imposed by the antitrust resulted in not consolidating Antarctica until that approval was obtained. However, because we exercised significant influence over Antarctica, we accounted for our 100% interest in Antarctica under the equity method for the period between July 1, 1999 and March 31, 2000.

On September 15, 1999 all the non-controlling shareholders of Antarctica exchanged their shares of Antarctica for shares of AmBev (the "Antarctica conversion"), resulting in AmBev owning all outstanding Antarctica shares. On April 7, 2000, the Brazilian antitrust authorities approved the combination. On September 14, 2000, all remaining outstanding shares of Brahma not yet exchanged for AmBev shares were converted into shares of the same type and class of AmBev.

On October 27, 2000, we legally merged the Brahma Welfare Foundation into the Zerrenner Foundation, which provide employee benefits and are shareholders of AmBev. Consistent with the accounting treatment applied to the Brahma Welfare Foundation, because of the significant influence AmBev exerts over the investing decisions of the Zerrenner Foundation, the net assets of the Zerrenner Foundation have been consolidated in AmBev's balance sheet (Note 2(m)). As a substantial part of these assets are represented by shares in AmBev, these shares have been reflected as treasury shares thereby reducing the number of outstanding shares (Note 16(j)).

On December 31, 2000, AmBev owned 100% of the voting shares and 100% of the total shares of Brahma (December 31, 1999 - 55.1% of the voting shares and 21.2 of the total shares of Brahma).

Expressed in thousands of United States dollars, unless otherwise stated

(b) Significant acquisitions and dispositions

(i) The combination of Brahma and Antarctica

The combination involved three steps:

. On July 1, 1999, the controlling shareholders of Brahma and Antarctica contributed their preferred and common shares in their respective investees in exchange for shares of the same type and class of AmBev (the "Controlling Shareholders' Contribution"). AmBev became the owner of 88.1% of the voting (common) shares and 87.9% of the total shares of Antarctica and 55.1% of the voting (common) shares and 21.2% of the total shares of Brahma. Each share of Brahma was exchanged for one share of the same type and class of AmBev, and each share of Antarctica was exchanged for 48.6361 shares (without adjustment for the five-for-one stock split (Note 16 (a) (ii)) of the same type and class of AmBev.

. On September 15, 1999 the remaining non-controlling shareholders of Antarctica exchanged their shares of Antarctica for shares of AmBev (the "Antarctica Conversion"). Upon consummation of this transaction, Antarctica became a wholly-owned subsidiary of AmBev. Each such share of Antarctica was exchanged for 84 shares (without adjustment for the five-for-one stock split (Note 16 (a) (ii)) of the same type and class of AmBev shares.

. On September 14, 2000, the remaining Brahma non-controlling shares which include shares underlying American Depositary Receipts "ADRs" were converted (the "Brahma Conversion") into the same type and class of AmBev shares following the registration of the preferred and common shares of AmBev with the U.S. Securities and Exchange Commission "SEC". Each share of Brahma was exchanged for one share of the same type and class of AmBev. Upon conversion of these shareholders, AmBev increased its ownership percentage in Brahma to 100% and became the successor to Brahma for purposes of the U.S. Securities Exchange Act of 1934.

On September 15, 2000, AmBev's shares were listed on the New York Stock Exchange through its American Depositary Receipt program in which one ADR represents 100 preferred shares or common shares of AmBev. On September 15, 2000, Brahma's shares were delisted at the request of Brahma by the New York Stock Exchange.

Expressed in thousands of United States dollars, unless otherwise stated

The combination of Brahma, the predecessor to AmBev, and Antarctica was accounted for using the purchase method as defined by U.S. Accounting Principles Board opinion (APB) No. 16, "Business Combinations", in which AmBev was the accounting acquirer. An acquisition date as defined by APB No. 16 was not obtained until April 7, 2000, the date the *Conselho Administrativo de Defesa Econômica* ("CADE"), the antitrust authority as described below, approved the Controlling Shareholders' Contribution and the interim governmental restrictions ceased to apply, allowing the two companies to proceed with their integration. For the same reasons, AmBev did not have a controlling financial interest in Antarctica as defined by Statement of Financial Accounting Standards (SFAS) No. 94, "Consolidation of all Majority-Owned Subsidiaries" until April 7, 2000. Although we did exercise significant influence over Antarctica we believed that the restrictions in place through April 7, 2000 were sufficient to preclude consolidation. We accounted for our interest in Antarctica under the equity method for the period between July 1, 1999 and March 31, 2000.

Once we received the favorable ruling from the antitrust authorities, we consolidated our investment in Antarctica as of April 1, 2000. The first quarter results of Antarctica are shown according to the equity method. The comparative statement of operations and cash flow financial information for the year ended December 31, 1998 is that of Brahma, the predecessor of AmBev.

(ii) The antitrust authority review and ruling

On July 14, 1999, the Brazilian antitrust authority, issued an interim order in connection with the Controlling Shareholders' Contribution. Under this order, CADE determined that until such time as it announced its final decision, Brahma and Antarctica could not take actions that might have the effect of changing the structure, conditions or characteristics of their markets in a manner which, if later reversed, might cause material irreparable adverse consequences. In particular, the interim order prohibited the following actions by Brahma and Antarctica, and established a daily fine for non-compliance: (i) closing down or partially deactivating plants; (ii) laying off employees as part of an integration strategy; (iii) ceasing to use trademarks or other assets; (iv) changing sales and distribution structures and practices; (v) changing contractual relationships with third parties; (vi) integrating administrative structures; or (vii) adopting uniform commercial policies.

On April 7, 2000, the CADE approved the combination between Brahma and Antarctica. On April 19, 2000, AmBev entered into an agreement with CADE in which AmBev agreed to fulfil all requirements of the CADE ruling. The main requirements are as follows:

- AmBev was required to enter into an agreement with a single purchaser, by January 1, 2001 for (a) the sale of Antarctica's *Bavaria* brand; (b) the sale to the Bavaria purchaser of one beer plant in each of five different Brazilian regions; and (c) the sharing of its distribution network with the Bavaria purchaser for a period of four years, renewable for an additional two-year period. The purchaser must be a company with a market share of no more than 5% of the Brazilian beer market. Two of the plants to be sold were Antarctica's plants: one is located in Getúlio Vargas, in the state of Rio Grande do Sul, and the other is in Ribeirão Preto, in the state of São Paulo. The sale was required to include equipment for the production of cans in the Ribeirão Preto plant. Three of the plants to be sold were Brahma's plants located in the states of Mato Grosso, Bahia and Amazonas. The Amazonas plant belonged to Miranda Corrêa, an affiliate of Brahma.

- For a period of four years, AmBev must share its distribution network with one beer company (besides the *Bavaria* brand acquirer) in each of five different regions of Brazil.

- For a period of four years, if AmBev decides to close or dispose of any of its beer plants, it must first promote a public bid for the sale of such plant.

- For a period of five years, AmBev must maintain its employment levels. If AmBev dismisses any employees under the restructuring process relating to the combination, it must attempt to place the employees within the AmBev group and provide them with employment re-training.

- After a six-month period as from April 7, 2000, AmBev and its distributors could not generally demand that their points-of-sales work on an exclusive basis.

The agreement with CADE has a term of five years.

Expressed in thousands of United States dollars, unless otherwise stated

(iii) The sale of the Bavaria brand

Under the CADE ruling, we were required to dispose of five plants one of which is owned by our affiliate Miranda Corrêa. On October 1, 2000 we incorporated Bavaria S.A ("Bavaria S.A.") to which we contributed all five plants to be sold.

On November 6, 2000, we agreed to sell Bavaria S.A. to Molson Inc. ("Molson"), a Canadian corporation pursuant to Distribution and Stock Purchase Agreements . These agreements became effective five days after CADE's approval of the sale which was granted on December 20, 2000.

The purchase consideration, which includes the proceeds which our affiliated company Miranda Corrêa received, was US$ 213,000 (US$ 200,635 excluding Miranda Corrêa proceeds) of which US$ 98,000 (US$ 92,311 excluding Miranda Corrêa proceeds) was to be paid by Molson on December 22, 2000. A discount of US$ 3,600 (US$ 3,468 excluding Miranda Corrêa proceeds) was applied to the first installment to reflect the fact that Bavaria's market share was below 4% at December 31, 2000 which, pursuant to the Distribution and Stock Purchase agreement, reduced the consideration received to US$ 94,400 (Note 11). The balance of US$ 115,000 is a contingent consideration, which has not been recorded at December 31, 2000, payable by Molson to AmBev subject to the *Bavaria* brand attaining specified minimum market shares, as measured by AC Nielsen, an independent market research firm. A minimum market share of the *Bavaria* brand of 6.5%, in addition to intermediary targets, must be attained by 2005 to assure receipt of the full contingent price.

For any of the years from 2001 to 2005, AmBev will receive US$ 23,000 upon increase of each 0.5% market share per year above 4.0%. In the event that the minimum target average market share of 4.5% is not attained in any of the years through 2005, AmBev will not be entitled to any balance of the purchase price.

Pursuant to the CADE requirement, AmBev is required to provide Molson with use of its distribution systems to distribute Bavaria products for a six-year period for which AmBev will be reimbursed at cost. This period may be extended, at Molson's option, by four years, in which case remuneration will be at cost plus a royalty fee.

Expressed in thousands of United States dollars, unless otherwise stated

(iv) The Antarctica transaction

AmBev's consolidated financial information as of and for the year ended December 31, 2000 reflects our consolidated interest in Antarctica and the related purchase accounting adjustments associated with the purchase of Antarctica as of July 1, 1999.

Antarctica was listed on the Brazilian stock exchanges until September 14, 1999. On January 18, 2000, the Brazilian Securities Commission ("CVM") approved the cancellation of the registration of Antarctica as a publicly listed company, and on January 27, 2000 the São Paulo Stock Exchange ("BOVESPA") approved the delisting of the Antarctica shares.

Our equity investment in Antarctica as of and for the year ended December 31, 1999 was recorded as follows:

	July 1,1999
Purchase consideration[1]	US$ 281,118
Antarctica's shareholders' equity	(51,536)
Excess purchase consideration	US$ 229,582

The excess purchase consideration over the historical book value of the net assets acquired and liabilities assumed, net of tax of US$ 229,582 was allocated to identifiable tangible and intangible assets as follows:

Allocation of excess purchase price consideration:	
Tangible assets - Property, plant and equipment	US$ 72,737
Trademarks	175,000
Distribution networks	50,000
Software	7,607
Book versus tax temporary difference at date of acquisition	(75,762)
	US$ 229,582

The fair value allocated to tangible assets is being depreciated over an estimated average useful life of 10 years; the fair value allocated to trademarks is being depreciated over 40 years, the distributors network over 30 years and the software over 5 years.

	December 31, 1999
Balance sheet	
Antarctica's shareholders' equity at December 31, 1999	US$ (201,350)
Excess purchase consideration at July 1, 1999	229,582
Depreciation of fair value of property, plant and equipment	(3,637)
Amortization of fair value of intangible assets	(1,960)
Income tax effect on depreciation and amortization	1,847
Investment in Antarctica	US$ 24,482
Statement of operations	
Antarctica loss (six month-period ended December 31,1999)	US$ (175,366)
Depreciation of fair value of property, plant and equipment	(3,637)
Amortization of fair value of intangible assets	(1,960)
Income tax effect on depreciation and amortization	1,847
Equity in losses of Antarctica	US$ (179,116)

(1) The purchase consideration calculation for Antarctica shares is set forth below. The number of shares are not adjusted for the five-for-one stock split (Note 16 (a)(ii)).

Determination of shares	Preferred	Common	Total shares (1) (in thousands)
Antarctica shares held by controlling shareholders at July 1, 1999	1,102	9,448	10,550
Antarctica shares held by non-controlling shareholders at July 1, 1999	173	1,277	1,450
	1,275	10,725	12,000
Non-controlling shareholders who exercised their dissenters' rights during Antarctica Conversion		(24)	(24)
	1,275	10,701	11,976
AmBev shares issued during Controlling Shareholders' Contribution - Exchange ratio 48.6361 (1)	53,569	459,522	513,091
AmBev shares issued during Antarctica Conversion - Exchange ratio 84 (1)	14,541	103,281	117,822
Total AmBev shares issued upon exchange of the Antarctica shareholders	68,110	562,803	630,913

Expressed in thousands of United States dollars, unless otherwise stated

Determination of purchase consideration	AmBev shares issued upon exchange of the Antarctica shareholders	Price per thousand Shares (1) (2)	Total purchase consideration
Common AmBev shares issued during Controlling Shareholders' Contribution on July 1, 1999	459,522	US$ 0.4253	US$ 195,430
Preferred AmBev shares issued during Controlling Shareholders' Contribution on July 1, 1999	53,569	0.5998	32,132
Common AmBev shares issued during the Antarctica Conversion on September 15, 1999	103,281	0.4336	44,787
Preferred AmBev shares issued during the Antarctica Conversion on September 15, 1999	14,541	0.6030	8,769
	630,913		US$ 281,118

(1) Exchange Ratios: Each share of Antarctica was converted into 48.6361 shares of the same type and class of AmBev, in connection with the contribution by the controlling shareholder of Antarctica. Under the Antarctica Conversion, each share of Antarctica was converted into 84 shares of the same type and class of AmBev. The number of shares are not adjusted for the five-for-one stock split (Note 16 (a) (ii)).

(2) Price per thousand shares: To determine the purchase price for the Antarctica shares acquired from the controlling shareholder of Antarctica (Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficiência ("Zerrenner Foundation")), AmBev used the average closing price of the Brahma shares for a reasonable period of time before and after the combination was announced. In respect to the non-controlling shareholders of Antarctica, AmBev used the average closing price of the Brahma shares for a reasonable time before and after the date of the change of the exchange ratio for such shareholders.

Summarized financial information for our wholly-owned subsidiary Antarctica as at and for the three-month period ended March 31, 2000 and the year ended December 31, 1999, prior to consolidation on April 1, 2000, is provided below:

Expressed in thousands of United States dollars, unless otherwise stated

	March 31, 2000	December 31, 1999
Current assets	US$ 347,938	US$ 387,157
Non-current assets	917,561	901,048
Current liabilities	1,020,522	1,016,008
Non-current liabilities	286,206	286,664
Minority interest	205,508	186,883
Net sales	198,839	750,369
Gross profit	68,140	247,992
Loss for the quarter/ year	US$ (49,879)	US$ (440,920)

On April 28, 2000 the former shareholders of Antarctica approved a dividend which had been proposed during 1998 by management in relation to the results of the six-month period ended June 30, 1999. As these amounts had not been approved and therefore declared by the shareholders at that date, no provision had been made in the Antarctica balance sheet for purposes of purchase accounting. Accordingly, the dividend in the amount of US$ 16,012 was adjusted in 2000 by incrementing goodwill on the combination.

(v) The Brahma conversion

At the Brahma's Extraordinary Shareholders' Meeting, which took place on September 14, 2000, Brahma common shareholders approved a corporate transaction defined under Brazilian Corporation Law as "incorporação de ações", by which all outstanding shares of Brahma not yet exchanged for AmBev shares were converted into shares of the same type and class of AmBev shares. At the AmBev's Extraordinary Shareholders' Meeting, which took place on September 14, 2000, AmBev common shareholders approved the Brahma Conversion.

At December 31, 1999, 78.8% of Brahma's total shares (representing 44.9% of the common voting shares and 99.6% of the preferred shares) had not yet been exchanged for AmBev shares. The 1999 financial statements previously presented reflected shareholders' equity pertaining to these Brahma shareholders in the balance sheet caption as "Brahma shareholders that had not yet converted their shares to AmBev shares" (a component of mezzanine equity outside the AmBev Shareholders' equity section) and their portion of income was presented in the statement of operations caption "Allocation of net income of Brahma to Brahma shareholders that had not yet converted their shares into AmBev shares".

Expressed in thousands of United States dollars, unless otherwise stated

Following the conversion of all remaining Brahma shares to AmBev shares on September 14, 2000, the 1999 balance sheet and income statement, as previously presented, have been restated to reflect the financial position and results of operations as though all Brahma shareholders had exchanged their shares for AmBev shares in 1999.

These balances, prior to reclassification and prior to the five-for-one stock split, at December 31, 1999 had previously been presented as follows:

	Total shareholders' equity of Brahma	Brahma shareholders who exchanged their shares for AmBev shares on July 1, 1999	Brahma shareholders not yet converted
Preferred shares	US$ 405,290	US$ (1,353)	US$ 403,937
Common shares	241,964	(184,725)	57,239
Preferred Treasury shares	(26,469)		(26,469)
Common Treasury shares	(127,972)		(127,972)
Advances to Brahma employees for purchase of shares	(49,770)		(49,770)
Appropriated retained earnings	89,449		89,449
Unappropriated retained earnings	606,572	(274,014)	332,558
Net income	184,752	(39,095)	145,657
Accumulated other comprehensive income	(472,262)	99,934	(372,328)
	US$ 851,554	US$ (399,253)	US$ 452,301

(vi) The Salus transaction

On October 6, 2000, AmBev, together with Groupe Compagnie Gervais Danone, acquired the controlling share in Compañia Salus S.A., an Uruguayan beer and mineral water producer. AmBev acquired a 15.1% interest in the voting capital of the investee for a purchase consideration of US$ 11,400 generating goodwill of US$ 10,800. In 1999, Salus generated net sales revenue of approximately US$ 30,000 (unaudited). The goodwill recorded on the acquisition is being amortized over 10 years.

Expressed in thousands of United States dollars, unless otherwise stated

(vii) The Cympay transaction

On November 24, 2000, AmBev entered into a purchase commitment agreement with the shareholders of 95.4% of the voting capital of Cerveceria y Malteria Paysandu S.A - Cympay, an Uruguayan beer producer, to purchase their interest. The acquisition was consummated on February 15, 2001 for a purchase consideration of US$ 27,700.

(viii) The Malteria Pampa transaction

In April 1998, adding to our 40% interest, we purchased a further 20% interest in the voting capital of our equity investee, Malteria Pampa S.A. for US$ 18,060, increasing our share to 60%, and on August 27, 1998, we purchased the remaining 40% for US$ 34,700. The purchase price exceeded the fair value of assets acquired and liabilities assumed by US$ 33,094, which is being amortized over the useful lives of these assets, a period which does not exceed 40 years.

(c) Our joint ventures and licensing agreements

Companies in Brazil are generally permitted to implement transactions that require antitrust review without submitting the relevant transaction to the prior review of the authorities and without suspending or delaying the effectiveness of the transaction. The acquisitions described above were not subject to restrictions by the CADE which would have prevented us from controlling the acquired companies, limiting our interests by granting minority partner participating rights or otherwise restricting the planned consummation of the transaction. The CADE has powers to investigate any transaction which results in the concentration of a market share greater than 20% of any relevant market, among other factors.

In 1997, we entered into a franchise agreement with PepsiCo International Inc. ("PepsiCo") to bottle, sell and distribute Pepsi products in an area covering the south, southeastern and northeastern regions of Brazil. Pepsi Cola Engarrafadora Ltda. and PCE Bebidas Ltda. were acquired on October 22, 1997. In October 1998, CADE approved our production and distribution agreements of Pepsi products.

On October 9, 2000, we consummated a new franchise agreement with PepsiCo. This agreement has an initial term of 17 years and may be renewed for additional ten-year period. The agreement can be terminated by either party upon advance notice of at least two years prior to the expiration.

Expressed in thousands of United States dollars, unless otherwise stated

On October 20, 1999, we entered into a memorandum of understanding with PepsiCo , pursuant to which it agreed to license or sell Antarctica's leading soft drink product, Guaraná Antarctica, for bottling, sale and distribution by PepsiCo outside of Brazil. AmBev and PepsiCo have generally agreed on the specific terms and conditions of such licensing or sale of guaraná concentrate or guaraná soft drink, but final negotiations were postponed until the CADE approval. In 1999, we re-negotiated our agreement with PepsiCo and became PepsiCo's sole bottler and distributor in Brazil.

In 1997, Skol entered into a licensing agreement with Carlsberg A/S ("Carlsberg ") to acquire the license to begin the production of Carlsberg beer in Brazil for sale and distribution throughout South America. In June 1999, the CADE approved the licensing agreement.

In 1997, we entered into a joint venture with Indústrias Gessy Lever Ltda., in which we each have an equal participation in the capital of Ice Tea do Brasil Ltda. In December 1998, the CADE approved the joint venture.

In 1996, Antarctica entered into an agreement with Anheuser-Busch International, Inc. and Anheuser-Busch Holdings, Inc. (collectively "Anheuser-Busch"), in which Antarctica agreed to establish Antarctica Empreendimentos e Participações Ltda. - ANEP, to facilitate the investment by Anheuser-Busch in the Antarctica group companies. Under the Antarctica-Anheuser-Busch joint venture, Antarctica distributed Budweiser beer in Brazil and Anheuser-Busch agreed to assist Antarctica in the sale of its products outside of Brazil. On July 29, 1999, Anheuser-Busch exercised its contractual put option in accordance with the joint venture agreement and sold its interest in ANEP to Antarctica for US$ 64,600, and ANEP became a wholly-owned subsidiary of Antarctica. Antarctica and Anheuser-Busch thus terminated their joint venture.

In 1995, Brahma entered into a joint venture with Miller Brewing Co. USA to distribute Miller products in Brazil, in which we each have an equal participation in the capital of Miller Brewing do Brasil Ltda. In May 1998, the CADE approved the joint venture.

Expressed in thousands of United States dollars, unless otherwise stated

(d) Our group consolidation principles

The consolidated financial statements include our accounts of AmBev, Brahma, Antarctica, Zerrenner Foundation (Note 2 (m)) and those of the companies listed below. All significant inter-company accounts and transactions are eliminated. Direct and indirect ownership percentages of the capital of significant subsidiary companies at December 31 are presented below:

			%
Consolidated subsidiaries	**2000**	**1999**	**1998**
Antarctica Empreendimentos e Participações Ltda. - ANEP (i)	100		
Arosuco Aromas e Sucos S.A. (ii)	100	99.4	
Brahmaco International Ltd.	100	100	100
CA Cervecera Nacional (iii)	50.2	50.2	50.2
CCBA S.A.	70.0	70.0	70.0
CCB Paraguay S.A.	100	100	100
Cervejaria Águas Claras S.A.	93.3	93.3	96.3
Cervejarias Reunidas Skol Caracu S.A. ("Skol")	99.7	99.7	99.9
Companhia Antarctica Paulista - Indústria Brasileira de Bebidas e Conexos (i)	100		
CRBS S.A. ("CRBS") (iv)	99.8	99.7	99.7
Dahlen S.A.	100	100	100
Distribuidora de Bebidas Antarctica de Manuas Ltda. (i)	100		
Eagle Distribuidora de Bebidas S.A.	100	100	100
Gibral Trading e Participações S.A.	100	100	100
Hohneck S.A. (v)	100	100	
Industria de Bebidas Antarctica do Sudeste S.A. (i)	98.8		
Industria de Bebidas Antarctica do Norte-Nordeste S.A. (i)	61.8		
Industria de Bebidas Antarctica do Polar S.A. (i)	59.0		
Jalua S.A.	100	100	100
Mahler Investment Ltd.	100	100	100
Malteria Pampa S.A.	100	100	100
Panaro S.A. (vi)			100
Pepsi Cola Engarrafadora Ltda. ("Pepsi")	100	100	100
Universal Breweries Limited	51.0	51.0	51.0

Expressed in thousands of United States dollars, unless otherwise stated

(i) Antarctica subsidiaries consolidated as of April 1, 2000.
(ii) Arosuco Aromas e Sucos S.A. was formed in 1999, upon a carve-out of its operation from Miranda Corrêa S.A.
(iii) Consolidated because control ultimately rests with us, through direct and indirect ownership.
(iv) Company name changed to Fratelli Vita Indústria e Comércio Ltda. and then merged into CRBS S.A.
(v) A holding company formed in 1999.
(vi) Holding company liquidated in 1999.

(e) Investments in equity affiliates

Investments in affiliated companies in which we have the ability to exercise significant influence over the operating and financial policies are accounted for under the equity method. Accordingly, our share of net earnings (losses) of these companies is included in consolidated results of operations. Direct and indirect ownership percentages of the voting and non-voting capital, of significant affiliated companies at December 31 are presented below:

			%
Companies accounted for under the equity method	**2000**	**1999**	**1998**
Companhia Antarctica Paulista - Indústria Brasileira de Bebidas e Conexos (1)		100.0	
Cervejaria Astra S.A. ("Astra")	43.2	43.1	43.1
Cervejaria Miranda Corrêa S.A. (2) ("Miranda Corrêa")	60.8	60.8	60.8
Miller Brewing do Brasil Ltda. (3) ("Miller")	50.0	50.0	50.0
Pilcomayo Participações S.A. (3) ("Pilcomayo")	50.0	50.0	50.0
Compañia Salus S.A. (4)	15.1		

Expressed in thousands of United States dollars, unless otherwise stated

(1) Until April 7, 2000, interim restrictions imposed by the CADE prevented AmBev from proceeding with the integration. For the same reasons, AmBev did not have a controlling financial interest in Antarctica until April 7, 2000, for U.S. GAAP purposes. However, AmBev does believe that while these restrictions did preclude consolidation until April 7, 2000, we did exercise significant influence over Antarctica. Accordingly, in 1999 and through the first quarter of 2000 we treated our investment under the equity method rather than consolidating our interest in Antarctica. As from April 1, 2000 Antarctica is fully consolidated into AmBev.

(2) Accounted for under the equity method as we have a 50% interest in the investee's voting share capital and do not exercise control.

(3) We have suspended applying the equity method in relation to Miranda Corrêa, Miller and Pilcomayo, as our investment in each affiliate has been reduced to zero. Accordingly, because we have a commitment to cover our investees' losses, at December 31, 2000 a provision for additional losses in excess of the carrying amount of our original investments, of US$ 18,739, (1999- US$ 23,627) has been included in "Other long-term liabilities."

(4) We have a 26.2% interest in the voting capital of Special Purpose Vehicles Salus S.A. which in turn owns 57.3% of the voting capital of Compañia Salus S.A.

Other investments in which we do not exercise significant influence or have less than a 20% interest in the voting capital are accounted for at cost. Long-term receivables from related parties at December 31, 2000 relate primarily to advances made to Astra and Pilcomayo.

(f) Pro forma results of operations

The following summarized combined unaudited pro-forma financial information for the two-year period ended December 31, 2000 assumes the acquisition of Antarctica had occurred on January 1, 1999, the investment was accounted for on a consolidated basis and all Brahma shareholders had converted their shares to AmBev shares (other acquisitions during 2000 and 1999 were not significant):

Expressed in thousands of United States dollars, unless otherwise stated

	Year ended December 31	
	2000	**1999**
Net sales	US$ 2,827,932	US$ 2,526,312
Gross profit	1,255,510	990,640
Operating income	429,886	51,716
Net income (loss)	US$ 622,842	US$ (30,551)
Basic Pro-forma earnings (losses) per share		
Preferred shares	US$ 17.85	US$ (0.92)
Common shares	US$ 16.23	US$ (0.92)

The unaudited pro-forma combined results of operations may not be indicative of the actual results that would have been generated had the acquisition occurred at January 1, 1999.

2 Summary of our significant accounting policies

(a) Basis of presentation of our financial statements

These consolidated financial statements include our financial statements and those of our majority-owned subsidiaries. The consolidated financial information has been prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP"), which differ from the Brazilian accounting principles applied by us in our statutory financial statements.

Shareholders' equity and net income included in these financial statements differ from those included in the statutory accounting records as a result of:

Expressed in thousands of United States dollars, unless otherwise stated

. differences between the rate of devaluation of the Brazilian *real* (R$) against the United States dollar;

. indices mandated for indexation of statutory financial statements in the past in Brazil;

. adjustments made to reflect the requirements of U.S. GAAP.

AmBev's consolidated financial information as of and for the year ended December 31, 2000 reflects our 100% interest in Antarctica on an equity basis through March 31, 2000 and our consolidated interest in Antarctica for the nine-month period ended December 31, 2000. AmBev's consolidated financial information as of and for the year ended December 31, 2000 reflects the reintegration of the Brahma shareholders who exchanged their shares for AmBev shares on September 14, 2000.

AmBev's consolidated financial information as of and for the year ended December 31, 1999 reflects our 100% interest in Antarctica on an equity basis for the six-month period then ended and the related purchase accounting adjustments associated with the purchase of Antarctica as of July 1, 1999. The AmBev's consolidated financial information as of and for the year ended December 31, 1999 reflects the reintegration of the Brahma shareholders who exchanged their shares for AmBev shares on September 14, 2000 as though they had converted on July 1, 1999.

AmBev's consolidated financial information for the year ended December 31, 1998 is that of Brahma, the predecessor of AmBev (Note 1(b)(i)).

In preparing these consolidated financial statements, our management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses for the reporting periods. Such estimates include the selection of useful lives of property, plant and equipment, and goodwill, provisions necessary for contingent liabilities, income tax valuation allowances and other similar evaluations. Actual results for future periods could differ from those estimates.

Comprehensive net income (loss) is presented in the statement of changes in shareholders' equity and consists of net income (loss) for the year, the cumulative translation adjustment and in 1998 the deferred tax liability recorded for the change in functional currency.

Expressed in thousands of United States dollars, unless otherwise stated

(b) Basis of translation

In these financial statements, we have used the U.S. dollar as our reporting currency. The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Statements ("SFAS") No. 52., "Foreign Currency Translation".

The local currency in a highly inflationary economy is not considered stable enough to serve as a functional currency, and a more stable currency is used instead. Accordingly, through 1997 we used the U.S. dollar as the functional currency. As from January 1, 1998, our management concluded that the Brazilian economy ceased to be considered highly inflationary and we changed our functional currency to the local currency (the Brazilian *real*). Accordingly, at January 1, 1998, we translated the U.S. dollar amounts of non-monetary assets and liabilities into *real* at the current exchange rate and those amounts became the new accounting bases for such assets and liabilities.

For the years ended December 31, 2000 and 1999, we have translated all assets and liabilities into U.S. dollars at the current exchange rate (December 31, 2000 - R$ 1.9554: US$ 1.00; December 31, 1999 - R$ 1.7890: US$ 1.00) and all accounts in the statements of operations and cash flows at the average rates of exchange in effect during the period (2000 - R$ 1.8303: US$ 1.00; 1999 - R$ 1.8148: US$ 1.00; 1998 - R$ 1.1605: US$ 1.00). The translated amounts include local currency indexation and exchange variances on assets and liabilities denominated in foreign currencies. The related translation adjustments are made directly to the cumulative translation adjustment ("CTA") account in shareholders' equity.

In January 1999, the Brazilian Central Bank allowed the *real* to U.S. dollar exchange rate to fluctuate freely. The significant devaluation of the *real* in 1999 resulted in a net translation loss, arising from the translation of the balance sheet accounts (monetary and non-monetary assets and liabilities) from Brazilian *real* to U.S. dollars. The translation loss has been allocated directly to the CTA account in shareholders' equity. Foreign exchange transaction gains or losses are reflected directly in income for each period.

(c) Derivative financial instruments

We use derivative financial instruments for purposes other than trading and do so to manage and reduce our exposures to market risk resulting from fluctuations in interest rates and foreign currency exchange rates. These instruments do not qualify for deferral, hedge, accrual or settlement accounting and are marked-to-market value, with the resulting gains and losses reflected in the statement of operations within "Financial income or financial expense" respectively.

Derivative financial instruments are used to hedge risk caused by fluctuating currency and interest rates. We enter into forward-exchange contracts and currency swaps to hedge foreign currency exposure. Decisions regarding hedging are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, and economic trends. We use the fair-value method of accounting, recording realized and unrealized gains and losses on these contracts which are included in financial income (expense), net. We do not hold or issue financial instruments for trading purposes.

We use interest rate swap agreements to manage interest costs and risks associated with changing rates. The differential to be paid or received is accrued as interest rates change and is recognized in interest expense over the life of the agreements.

We have a policy of only entering into contracts with parties that have high credit ratings. The counterparties to these contracts are major financial institutions and AmBev does not have significant exposure to any single counterparty. Credit loss from counterparty nonperformance is not anticipated (Note 15).

SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires all derivatives be recorded as either assets or liabilities and measured at fair value. In our case this statement is effective as from January 1, 2001. We do not expect the adoption of SFAS No. 133 to have a significant impact on our financial statements.

Expressed in thousands of United States dollars, unless otherwise stated

(d) Reclassifications

Certain amounts in 1998 and 1999 have been reclassified to conform to the 2000 presentation. The original 1999 presentation has been modified to present shareholders' equity and net income as though all Brahma shareholders had converted to AmBev shares in 1999 (Note 1(b)(v)). Certain presentations of treasury shares at fair value have been reversed against additional paid-in capital without affecting total shareholders' equity. Furthermore, we have reclassified shipping and handling costs from selling and marketing expenses to cost of sales to conform with the conclusion of the Emerging Issues Task Force - EITF No. 00-10 "Accounting for Shipping and Handling Fees and Costs".

Furthermore, certain net foreign exchange losses on loans which did not affect cash in 1999 and 1998 have been reclassified from financing to operating activities.

(e) Cash and cash equivalents

Cash and cash equivalents are carried at cost plus accrued interest. Cash equivalents, primarily consisting of time deposits denominated in Brazilian *reais* have a ready market and an original maturity of 90 days or less. We also invest in time deposits denominated in U.S. dollars through our subsidiaries located outside Brazil.

(f) Trading securities

We buy and sell debt and equity securities with the objective of selling in the short term. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", these securities are measured at fair value at the balance sheet dates and unrecorded gains/losses are included in financial income/expense. The securities comprise fixed-term investments and Brazilian Government.

(g) Accounts receivable

Accounts receivable are stated at estimated realizable values. Allowances are provided, when necessary, in an amount considered by our management to be sufficient to meet probable future losses related to uncollectible accounts.

(h) Inventories

Inventories are stated at the lower of average cost of purchase or production, or realizable values.

(i) Investment in affiliates

Investments in affiliated companies in which we have the ability to exercise significant influence over the operating and financial policies are accounted for under the equity method. Other investments in which we do not exercise significant influence or have less than a 20% interest in the voting capital are accounted for at cost.

(j) Property, plant and equipment

Property, plant and equipment are recorded at cost and include interest capitalized during construction of major facilities. Interest on construction period borrowings denominated in *real* is capitalized. Interest on construction period borrowings denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange gains or losses. Expenditures for maintenance and repairs are charged to expense when incurred. Certain costs incurred in connection with developing or obtaining internal- use software are capitalized and certain other costs are expensed.

Bottles classified as fixed assets are used during normal bottling operations. These are returnable bottles and, accordingly, are depreciated and written-off when breakage occurs. We maintain a small amount of bottles for sale to distributors to replace bottles broken in the distribution network. These bottles are recorded in inventory and are not used during our day-to-day operations. They are not subject to depreciation and are written-off when breakage occur.

Depreciation is computed on a straight-line basis over the useful lives of the assets as follows:

	Years
Buildings	25
Machinery and equipment, including equipment used by third parties	5 to 10
Bottles and crates	5
Vehicles	5

(k) Assets held for sale

Assets held for sale include land and buildings and are reported at the lower of their carrying amounts or their fair values less cost to sell. Depreciation relating to such assets ceases upon transfer to the "Assets held for sale" account.

(l) Acquisitions and intangible assets

Businesses acquired from third parties are accounted for under the purchase method of accounting. Accordingly, the purchase price, plus direct costs of acquisition, is allocated to assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The excess of the purchase consideration over the estimated fair value of net assets acquired is recorded as goodwill. Results of operations are included as from the acquisition date.

Goodwill and other intangible assets are stated at cost and are amortized on a straight-line basis over the estimated future periods to be benefited. Recoverability of goodwill is assessed on a regular basis using undiscounted future cash flows and any impairment, measured based on market values, would be recognized in operating results if a permanent decrease in value were to occur.

(m) The Brahma Welfare and Zerrenner Foundations and post-retirement benefits

(i) Consolidation of the Foundations

Reflecting the ability we had to appoint all three directors of the Brahma Welfare Foundation and that entity's ownership of Brahma shares, later exchanged for AmBev shares, held in its investment portfolio, we consolidated the Brahma Welfare Foundation in our financial statements.

On October 27, 2000, our employee benefit programs were restructured and the Zerrenner Foundation was legally merged with the Brahma Welfare Foundation and the Brahma Welfare Foundation ceased to exist. The Zerrenner Foundation is one of the three controlling shareholders of AmBev under a shareholders agreement. The Zerrenner Foundation, is contractually required to provide medical, dental, educational and social assistance to current and retired employees of AmBev and their beneficiaries and covered dependents. Although its by-laws state that the Zerrenner Foundation can also provide benefits to persons and projects unrelated to AmBev, in practice few such donations have been made. The assets of the Zerrenner Foundation are effectively only used to discharge benefits for active and retired employees of AmBev. Furthermore AmBev may contribute each year up to 10% of our Brazilian Corporation Law consolidated net income to support the Zerrenner Foundation.

The Zerrenner Foundation is managed by a Council, an Advisory Council and a Permanent Benefits Commission. The Council consists of a minimum of seven counselors and a maximum of nine counselors. As a result of the merger of the Brahma Welfare Foundation into the Zerrenner Foundation, AmBev has the right to appoint two counselors; the remaining counselors are self-appointed by the existing counselors of the Zerrenner Foundation. The significant influence AmBev exerts over the investing decisions of the Zerrenner Foundation, its right to nominate certain counselors, the disbursements made by the Zerrenner Foundation, in most cases, for the exclusive benefit of our employees, require us to consolidate the net assets of the Zerrenner Foundation in our balance sheet (Note 17(e)). A substantial part of these assets are represented by shares in AmBev and have been reflected as treasury shares thereby reducing the number of outstanding shares. The net assets held by Brahma Welfare and Zerrenner Foundations are restricted and can only be used for the purposes stated in their by-laws (Note 17 (d) and (e)).

Expressed in thousands of United States dollars, unless otherwise stated

Prior to the Antarctica Combination, the Zerrenner Foundation owned 88.1% of the voting shares of Antarctica and 87.9% of the total shares of Antarctica. After the combination was concluded, the Zerrenner Foundation owned 14.4% of the voting shares and 6.6% of the total shares of AmBev. Following the merger of the Brahma Welfare Foundation into the Zerrenner Foundation, the latter's ownership in AmBev increased to 22.7% of the voting shares and 10.6% of the total shares of AmBev.

(ii) Provision of post-retirement benefits

Through October 27, 2000 the Brahma Welfare Foundation and the Zerrenner Foundations provided post-retirement benefits to certain employees. As from this date the Zerrenner Foundation assumes full responsibility for providing such benefits although we continue as sponsors (Notes 17(d) and (e)). We adopt SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions", which requires a provision for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement. Expenses relating to benefits we provide to our current employees are expensed as incurred whereas those relating to retired employees (current as well as expected in the future) and their dependents are accounted for in accordance with SFAS No. 106. Certain actuarial gains and losses are recognized on an accrual basis as permitted under SFAS No. 106.

(iii) Recognition of cost incurred on behalf of shareholder

Pursuant to SEC Staff Accounting Bulletin ("SAB") Topic 5-T, AmBev has recognized as expense costs incurred by the Zerrenner Foundation on our behalf in respect of the provision of educational and social assistance to current employees of Antarctica and current employees of the Zerrenner Foundation involved directly in the provision of assistance to Antarctica employees. An offsetting credit to shareholders' equity, representing a contribution to capital by the Zerrenner Foundation, has been recognized for an amount equal to this expense. Amounts paid as employee benefits by the Zerrenner Foundation to former employees and their beneficiaries and covered dependents are recognized as a reduction of the corresponding actuarial liability. A credit shareholders' equity, representing a contribution to capital by the Zerrenner Foundation, has also been recognized for an amount equal to the post retirement benefits paid by the Zerrenner Foundation to such employees.

(n) Recoverability of our long-lived assets

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", our management reviews long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. For the purpose of determining and measuring impairment, our management primarily reviews property, plant and equipment held and used in the business, investments accounted for under the equity method, goodwill and certain deposits and tax incentive investments.

Assets are grouped and evaluated for possible impairment at a plant level; impairment is assessed based on undiscounted cash flows from forecasted operating results of the business over the estimated remaining lives of the assets (Note 10 and 11).

(o) Compensated absences

The liability for future compensation for employee vacations is fully accrued as earned.

(p) Taxes

Brazilian income taxes consist of federal income and social contribution taxes, the latter being a federally mandated tax based on income, as recorded in our statutory accounts and the respective statutory accounting records of our subsidiaries. There are no taxes levied by state or local authorities on income in Brazil.

For the purposes of these financial statements, we have applied SFAS No. 109 "Accounting for Income Taxes", for all periods presented. The effect of adjustments made to reflect the requirements of U.S. GAAP as well as the differences between the tax basis of non-monetary assets and the statutory accounting basis prepared in accordance with Brazilian Corporation Law have been recognized as temporary differences for the purpose of recording deferred income taxes. Prior to 1998, in accordance with paragraph 9(f) of SFAS No. 109, deferred taxes were not recorded with respect to differences relating to assets and liabilities translated at historical rates that resulted from changes in exchange rates or indexing for Brazilian tax purposes. Such accumulated differences were recognized in shareholders' equity when we changed our functional currency to the *real* on January 1, 1998 (Note 2(b)).

All net operating loss carryforwards are recorded as deferred tax assets except those described in Note 6(c). Valuation allowances are established when our management is not confident that utilization of such tax assets is more likely than not going to occur sometime in the future.

All current and non-current deferred tax liabilities and assets are offset unless they relate to different tax paying entities or to entities operating in different tax jurisdictions.
Certain states in Brazil provide incentives applied to indirect taxes in the form of deferrable tax payments and partial or complete tax abatements for periods ranging from one to twenty years to promote investments in their regions. AmBev and its subsidiaries have entered in these fiscal incentive programs under which payment of taxes may be deferred with partial or total discounts on these taxes. We recognize the benefits on the discounted tax payments in the statement of operations when the gain is assured and all conditions have been met.

(q) Pension plans

We operate a funded pension fund, the *Instituto AmBev de Previdência Privada* - IAPP ("AmBev Pension Plan"), which is the successor to the *Instituto Brahma de Seguridade Social* - IBSS ("Brahma Pension Plan") from December 8, 2000. The AmBev Pension Plan operates a defined benefit and a defined contribution plan for the former employees of Brahma and new employees of AmBev. AmBev also operates a defined benefit plan and defined contribution plan for former Antarctica employees ("Antarctica Special Plan" and "Antarctica Normal Plan", respectively). The defined benefit plans are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions" under the projected unit method. The accompanying notes to the financial statements have been presented in accordance with SFAS No. 132, "Employer's Disclosures about Pensions and other Post-retirement Benefits" (Notes 17 (a) and (c)). Certain actuarial gains and losses are recognized currently.

(r) Stock ownership plan

We have chosen to account for our stock ownership plan using the intrinsic value method described in APB No. 25 "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost for stock ownership is measured as the excess of the quoted market price of our stock at the date of the grant over the amount an employee or director must pay to acquire the stock. The value of the option is determined when the option is granted but is charged ratably to compensation cost and shareholders' equity over a period of five years from the date the option is granted, the period over which the related employee or director services are rendered.

SFAS No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require, us to record compensation cost for stock-based employee compensation plans at fair value. Pro forma net income and earnings per share, calculated using the fair value based method, as required by SFAS No. 123, are disclosed in Note 16(i). This information may not be representative of the effects on net income for future periods, as the options vest over five years and additional awards may be made each year.

We provide advances to certain employees, who may also be directors, to finance the purchases of these shares. Financing arrangements are normally for periods not exceeding four years and accrue interest of 8% per year over a designated general local price index. As the advances are collaterized by the stock issued upon exercise of the stock option, the receivable from advances is recorded as a reduction of shareholders' equity.

(s) Treasury shares

Treasury shares, including the shares held by the Brahma Welfare Foundation (Note 2(m)) through October 27, 2000 and by Zerrenner Foundation thereafter, are recorded at cost. Treasury shares owned by the Zerrenner Foundation are recorded at cost at the date it was first consolidated, which is the quoted market price of those shares at October 27, 2000. Treasury shares cancelled are recorded as a reduction of share capital and additional paid-in capital. Amounts allocated to share capital are determined based upon the proportion of the number of shares cancelled to the number of shares outstanding at the date of cancellation. This proportion is applied to share capital at the date of cancellation. The difference between reacquisition cost of treasury shares and the reduction of share capital is recorded as a component of additional paid-in capital.

(t) Subscription warrants

The fair value of subscription warrants is recorded as additional paid-in capital when these amounts are received. When subscription warrants are exercised, the amount originally recorded as additional paid-in capital is transferred to share capital.

(u) Interest attributed to shareholders' equity

Brazilian corporations are permitted to deduct, for tax purposes, interest attributed to shareholders' equity, which is paid in the form of a dividend. For financial reporting purposes, interest attributed to shareholders' equity is recorded as a deduction from unappropriated retained earnings. We pay the related withholding tax on behalf of our shareholders (Note 16(g)).

(v) Revenues and expenses

Sales revenues and related cost of sales are recognized in income when products are delivered to customers. No reserve for expected return is recorded as such amounts are insignificant. Other expenses and costs are recognized on the accrual basis.

(w) Shipping and handling costs

Shipping costs consist of internal and third-party costs. Handling costs are incurred to store, move and prepare the products for shipment. The shipping and handling costs are expenses as incurred and recorded in cost of sales. No amounts are separately paid to us by our customers for shipping and handling, but a charge for these costs is inherently included in the selling price.

Expressed in thousands of United States dollars, unless otherwise stated

(x) Marketing costs

Marketing costs are reported in selling and marketing expenses and include costs of advertising and other marketing activities. Marketing costs are not deferred at year-end and are charged to expense ratably in relation to sales over the year in which incurred. Advertising expenses were US$ 150,782, US$ 121,436, and US$ 244,319, for the years ended December 31, 2000, 1999, and 1998, respectively. Deferred advertising consists of media and advertising-related prepayments and promotional and production costs of future media advertising. These assets are expensed in the first period campaigns are aired. There were no deferred advertising assets recorded at the balance sheet dates presented. Additionally, we expensed certain promotional materials and other related costs totaling US$ 17,490 and US$ 7,959 in the years ended December 31, 2000, and 1999.

(y) Environmental expenditures

Expenditures relating to ongoing environmental programs are charged against earnings as incurred. Ongoing programs are designed to minimize the environmental impact of our operations and to manage any potential environmental risks of our activities. Provisions with respect to such costs will be recorded at the time they are considered to be probable and reasonably estimable.

(z) Earnings per share

Pursuant to SFAS No. 128, "Earnings Per Share", we have presented our earnings per thousand share for each class of shares and preferred shares have been treated as participating securities. Earnings per share are determined based on outstanding shares which exclude shares held in treasury or shares held by the Brahma Welfare Foundation and Zerrenner Foundation (Note 2 (m)). Beginning in 1997, pursuant to Law 9457/97, preferred shares, not accruing minimum or fixed dividends, are entitled to a dividend of 10% in excess of that paid to common shares. Net income has been allocated to the common and preferred classes of shares and earnings per thousand share amounts have been determined as though all earnings will be distributed. Common and preferred shareholders share equally in undistributed losses. Earnings may be capitalized, used to absorb losses or otherwise appropriated; consequently, such earnings would no longer be available to be paid as dividends. Therefore, no assurance can be made that preferred shareholders will receive the 10% premium on undistributed earnings.

Expressed in thousands of United States dollars, unless otherwise stated

For 2000 and 1999, AmBev's basic earnings (loss) per thousand share are computed by dividing the consolidated net income (loss) by the weighted average shares outstanding as if all Brahma shareholders had converted to AmBev shares on July 1, 1999.

For 1998, AmBev's (formerly Brahma's) basic earnings per thousand share is computed by dividing consolidated net income by the weighted-average number of common and preferred shares.

Stock options and warrants are considered as common stock equivalents in calculating diluted earnings per thousand share.

In 1996, Brahma issued debt to the International Finance Corporation ("IFC") part of which may be converted at the option of the IFC to preferred shares (Note 13(c)). As the effects of applying the "if-converted method" are antidilutive when the interest expense (net of tax and nondiscretionary adjustments) per common share equivalent is considered in determining earnings per share, diluted earnings per share are not affected by the convertible securities.

Potentially anti-dilutive shares at December 31, 2000, which have been excluded from the earnings per share calculation, totaled 53,727 thousand preferred shares (1999 and 1998 - 53,727 thousand preferred shares).

AmBev has issued employee stock options and share warrants, the dilutive effect of which are reflected in diluted earnings per share by application of the "treasury stock method". Under the treasury stock method, earnings per share are calculated as if options were exercised and as if the funds received were used to purchase our own stock.

Expressed in thousands of United States dollars, unless otherwise stated

3 Other operating (expense) income, net

The significant components of "Other operating (expense) income, net" in the years ended December 31, 2000, 1999 and 1998 are as follows:

. 2000 - Expense of US$ 29,001 relating to provision for civil claims which are provisioned under "Accrued liabilities for legal proceedings"; expense of US$ 20,913 relating to impairment loss recognized during the year on our plant, property and equipment (Note 11); expense of US$ 9,086 relating to a provision for the interest portion of value-added tax (ICMS) and excise tax (IPI) contingent tax credits (Note 18 (i)); expense for valuation allowance of US$ 8,712 on prepaid water cost (Note 9);and various expenses of lesser amounts arising in the ordinary course of business; partially offset by income of US$ 5,457 relating the gain of the sale of Bavaria S.A.

. 1999 - Expenses of US$ 19,183 relating to a provision for the interest portion of ICMS and IPI contingent tax credits (Note 18(a)(i)); US$ 17,333 of impairment loss recognized during the year on our plant, property and equipment (Note 11); US$ 5,680 involving an assessment against a subsidiary of AmBev for not filing ICMS documentation in magnetic format; US$ 6,947 relating to over 100 different cases with individual Brazilian states relating principally to the payment of ICMS substitute and ICMS and US$ 21,207 of provisions made for distributor, supplier, consumer and various other claims; partially offset by income from the reversal of an ICMS provision of US$ 8,386 relating to a judgement in our favor and a gain of US$ 5,323 on sale of our property, plant and equipment.

. 1998 - Gain on the sale of property, plant and equipment of US$ 10,036, which was partially offset by various expenses of lesser amounts arising in the ordinary course of business.

Expressed in thousands of United States dollars, unless otherwise stated

4 Financial income and expense

	Year ended December 31		
	2000	**1999**	**1998**
Financial income			
Interest income on cash equivalents	US$ 76,690	US$ 93,028	US$ 118,535
Trading securities - realized and unrealized gains	9,827	347	26,001
Gains on foreign currency and interest rate swap activities	18,963	180,438	4,478
Interest on income tax and social contribution claims and advances	10,762	27,219	7,745
Foreign exchange gains	27,299	35,515	19,093
Other	20,774	28,282	22,784
	US$ 164,315	US$ 364,829	US$ 198,636
Financial expense			
Charges on Brazilian *real* debt	US$ (87,196)	US$ (76,396)	US$ (82,691)
Charges on U.S. dollar debt	(58,035)	(61,429)	(64,979)
Foreign exchange losses principally on loans	(64,502)	(189,531)	(52,673)
Interest on liabilities other than loans (principally contingencies)	(27,260)	(25,053)	(26,619)
Trading securities - realized and unrealized losses	(481)	(1,653)	
Losses on foreign currency and interest rate swap activities	(26,622)	(61,729)	(26,745)
Tax on financial transactions	(33,780)	(13,007)	(17,304)
Banking charges and other	(12,336)	(13,447)	(18,493)
	US$ (310,212)	US$ (442,245)	US$ (289,504)

Expressed in thousands of United States dollars, unless otherwise stated

5 Other non-operating (expense) income, net

The significant components of "Other non-operating (expense) income, net" in the years ended December 31, 2000, 1999 and 1998 are as follows:

. 2000 -Fiscal incentives charges of US$ 1,663 and impairment charges on non-operational fixed assets of US$ 1,502, which were partially offset by income recorded upon release of provisions for additional losses in excess of the carrying value of our investments in Miranda Corrêa, Miller and Pilcomayo of US$ 4,888.

. 1999 - Expense for additional losses in excess of the carrying amount of our investments in Miranda Corrêa, Miller and Pilcomayo of US$ 8,541.

. 1998 - Gain on the sale of non-operational assets of US$ 9,222 and income recorded upon release of provisions for additional losses in excess of the carrying amount of our investments in Miranda Corrêa, Miller and Pilcomayo of US$ 4,578.

6 Income taxes

(a) Tax rates

Income taxes in Brazil include federal income tax (25%) and social contribution (8%). The composite income tax and social contribution tax rate used for establishing the net deferred tax asset for 2000, 1999 and 1998 is 33%.

Expressed in thousands of United States dollars, unless otherwise stated

(b) Income tax reconciliation

	Year ended December 31		
	2000	**1999**	**1998**
Income (loss) before income taxes, equity in affiliates and minority interest	US$ 288,005	US$ 98,275	US$ 133,515
Tax benefit (expense) at statutory rates - 33%	US$ (95,042)	US$ (32,431)	US$ (44,060)
Adjustments to derive effective rate:			
Release of valuation allowances (1)			
Tax restructuring - Antarctica and its subsidiaries	233,188		
Tax restructuring - Brahma and its subsidiaries	43,195		
Reversal of income tax on offshore earnings (2)	146,215		18,598
Tax asset on post-retirement benefits liability	41,140		
Benefit from deductibility of interest attributed to shareholders' equity	33,441	32,399	53,643
Non-taxable gains from fiscal incentives in subsidiaries (3)	28,450	9,636	532
Re-filing of prior years tax returns (4)		27,044	
Difference in foreign income tax rates (5)		25,251	11,182
Current net operating losses for which no deferred tax asset have been constituted.		(29,476)	(29,200)
Reversal of tax contingency provisions	(5,353)	19,228	67,962
Deferred tax on adjustments made to tax book above basis of equity in affiliates	(2,254)	(1,909)	(432)
Other permanent differences	(35,740)	(8,354)	14,471
Tax benefit per statement of operations	US$ 387,240	US$ 41,388	US$ 92,696

(1) In October 2000, we implemented a major restructuring of our operating companies in Brazil in order to optimize the net operating losses available for offset. As a consequence of this legal restructuring, Brahma purchased the operating units from its subsidiaries CRBS, Skol and Pepsi which became branches of Brahma as from November 2000. This permitted the release of the valuation allowance against the deferred tax asset of US$ 32,918, because we now consider it more likely than not that these tax loss carryforwards will be used. The restructuring, which will continue in 2001 will also permit tax loss carryforwards from Antarctica and its subsidiaries of US$ 209,138 to be released from restrictions. This legal restructuring took place after the combination of Brahma and Antarctica and is a post-acquisition event.

Expressed in thousands of United States dollars, unless otherwise stated

(2) Pursuant to the restructuring described in footnote (1) above, during 2000, Brahma sold 30%, and its subsidiaries Skol and CRBS, sold 10% and 11% respectively, totaling 51%, of their interests in Jalua S.A., a company registered in Montevideo, Uruguay, to another Brahma subsidiary, Eagle S.A.. As the foreign earnings for 1998, 1999 and first quarter of 2000, will no longer be subject to tax the provision which had been made by Brahma and its subsidiaries for tax on future repatriation of foreign earnings was reversed in "Deferred income tax benefit". Eagle's liability for taxes on these earnings is only prospective as from the date of transfer of ownership and not retroactive to the date of its affiliates original interests. The deferred tax liability on earnings from affiliates located outside Brazil, provided through to December 31, 1997, was partially reversed to income in 1998 following the enactment of a law which confirmed that such earnings will be taxed upon repatriation on a prospective basis. We are confident that prudent, feasible and cost-effective tax planning strategies will ensure that no tax will be payable upon repatriation or distribution from off-shore earnings.

(3) AmBev has entered into various programs for fiscal incentives for ICMS, which have resulted in non-taxable gains. These fiscal incentives are mainly concentrated in the states of Rio de Janeiro, Rio Grande do Sul and in the Northeastern states of Brazil.

(4) We re-filed our 1993 tax return upon receiving a new interpretation of tax legislation in connection with a review performed in 1999 by external tax consultants who identified a tax loss in 1993, which we had not fully utilized. Prior to this review, we believed that we did not have rights to this tax benefit. The issue arose because in 1992 we made advances to a wholly-owned offshore subsidiary in anticipation of future capital increases. As this was considered to be a permanent investment (under accounting principles prescribed by Brazilian Corporation Law), the Brazilian tax authorities prohibited us from treating as tax-deductible, the interest expense on the loan we had advanced to the subsidiary. Following the in-depth analysis conducted by the external tax consultants in 1999 and their new interpretation of the tax situation in 1993, we re-filed the 1993 tax return, creating an asset related to a tax loss for that year.

(5) After the tax restructuring which took place in October 2000, we no longer provide deferred tax on the earnings generated by off-shore companies. Management believes, based on external legal counsel, that these earnings are only taxable when remitted to Brazil and it is not foreseen that these earnings will be distributed. We are confident that prudent, feasible and cost-effective tax planning strategies will ensure that no tax will be payable upon repatriation or distribution from off-shore earnings.

Expressed in thousands of United States dollars, unless otherwise stated

The major components of the deferred tax asset and liability accounts are as follows:

	Year ended December 31	
	2000	**1999**
Deferred income tax assets		
Brazilian net operating loss carryforwards	US$ 300,439	US$ 96,993
Accrued liability for legal proceedings	132,053	43,841
Provisions for pension plan and post-retirement plan	25,933	2,163
Foreign net operating loss carryforwards	25,791	42,354
Deferred charges written-off	25,679	7,487
Provision for losses on equity investments	12,101	7,797
Allowance for doubtful accounts	10,926	3,843
Provision for employee profit sharing	8,129	7,181
Fair value adjustments on acquisitions	5,993	8,611
Other	56,684	14,800
Total deferred income tax assets	603,728	235,070
Valuation allowances		
Brazilian net operating loss carryforwards		(30,984)
Foreign net operating loss carryforwards	(22,446)	(42,354)
	(22,446)	(73,338)
Deferred income tax assets, net of valuation allowances	581,282	161,732
Deferred income tax liabilities		
Accelerated depreciation	(14,243)	(13,203)
Employee benefits (Note 17)	(10,416)	(5,962)
Equity in offshore companies	(1,061)	(57,847)
Capitalized interest	(824)	(1,061)
Other	(13,580)	(13,689)
Total deferred income tax liabilities	(40,124)	(91,762)
Net deferred tax assets	US$ 541,158	US$ 69,970

Expressed in thousands of United States dollars, unless otherwise stated

(c) Net operating loss carryforwards

(i) Brazil

Net deferred income tax assets include Brazilian net operating losses, which have no expiration dates, available for offset against future taxable income. Brazilian carryforward losses are available to offset up to 30% of annual income before tax in any year, determined in accordance with the Brazilian Corporation Law. Tax losses are not inflation-indexed. The movement of the deferred tax asset arising from Brazilian net operating loss carryforwards is as follows:

	2000	1999
At beginning of year	US$ 96,993	US$ 55,849
Consolidation of Antarctica as of April 1, 2000	110,313	
Current net operating losses	130,649	109,728
Net operating losses utilized to settle taxes	(17,522)	(22,018)
Foreign exchange losses	(19,994)	(46,566)
At end of year	US$ 300,439	US$ 96,993

(ii) Countries outside Brazil

The deferred income tax asset relating to foreign net operating losses has been fully provided for, except for the income tax asset on the net operating losses of our subsidiary Malteria Pampa of US$ 3,345.

The foreign tax losses available for offset at December 31, 2000 expire as follows:

Country	Expiry date	Tax loss carryforwards	Tax asset
Argentina	December 2001	US$ 13,209	US$ 3,302
	by December 2004	35,497	8,874
Venezuela	December 2001	16,940	4,235
	by December 2004	10,755	2,689
Uruguay	by December 2003	13,381	6,691
		US$ 89,782	US$ 25,791

Expressed in thousands of United States dollars, unless otherwise stated

The movement of the deferred tax asset of the net operating loss carryforwards of the foreign companies is as follows:

	2000	**1999**
At beginning of year	US$ 42,354	US$ 35,531
Current net operating losses	3,627	9,014
Net operating losses utilized to settle taxes	(18,179)	
Foreign exchange losses	(2,011)	(2,191)
At end of year	US$ 25,791	US$ 42,354

(iii) Valuation allowances

Movement in the valuation allowances against the deferred tax assets relating to net operating loss carryforwards and other tax timing differences is as follows:

	2000	**1999**	**1998**
At beginning of year	US$ 73,338	US$ 71,731	US$ 59,530
Current net operating losses	2,122	29,476	29,200
Consolidation of Antarctica	238,566		
Releases to income			
Tax restructuring at Antarctica	(238,566)		
Tax restructuring at Brahma	(43,195)	(15,415)	(13,984)
Foreign exchange gains	(2,637)	(12,454)	(3,015)
Other	(7,182)		
At end of year	US$ 22,446	US$ 73,338	US$ 71,731

Expressed in thousands of United States dollars, unless otherwise stated

At the date of purchase, Pepsi and its affiliate, had net operating tax losses available for offset. Pursuant to the purchase agreement, in the event we use such tax loss carryforwards within a five-year period from the date of purchase in October 1997, we will be required to reimburse 80% of these amounts to the vendor. Amounts payable will be reduced by amounts owed to us under the indemnification provisions. Tax losses of Pepsi and affiliate at acquisition approximated US$ 259,000. As 20% of this total, at current exchange rates, US$ 29,574, is not subject to the provisions of the purchase agreement, we recorded this amount as an asset at December 31, 1997. Until September 2000, however, this deferred tax asset, in addition to further losses incurred in the Pepsi business, was fully provided for as we were not confident that realization of this asset was more likely than not to occur sometime in the future. During 2000, we have released the valuation allowance of these losses due to a major restructuring in order to utilize these credits (Note 6 (b)). The deferred tax assets as of December 31, 2000 amounts to US$ 23,299.

7 Trade accounts receivable

Trade accounts receivable relate primarily to sales to domestic customers. Allowances are provided, when necessary, in an amount considered by our management to be sufficient to meet probable future losses related to uncollectible accounts. Credit risk is minimized by the large customer base and control procedures by which we monitor the creditworthiness of customers.

Changes in the allowance for doubtful accounts are as follows:

	2000	1999	1998
At beginning of year	US$ 13,561	US$ 23,543	US$ 17,522
New allowances	72,240	15,534	29,059
Consolidation of Antarctica	21,440		
Recoveries, net of write-offs	(43,502)	(17,846)	(21,394)
Foreign exchange gains	(4,817)	(7,670)	(1,644)
At end of year	US$ 58,922	US$ 13,561	US$ 23,543

Expressed in thousands of United States dollars, unless otherwise stated

8 Inventories

	Year ended December 31	
	2000	**1999**
Finished products	US$ 62,118	US$ 36,768
Work in process	22,252	14,727
Raw materials	128,962	108,750
Production materials	34,764	17,720
Bottles and crates	6,955	6,858
Maintenance materials	43,236	24,216
Other	3,557	1,421
	US$ 301,844	US$ 210,460

9 Prepaid expenses

From 1988 to 1993, separate taxes on water consumption and sewage were levied on the Antarctica plant in São Paulo by *Companhia de Saneamento Basico do Estado de São Paulo* ("SABESP"). In 1996, Antarctica filed for a refund of all sewage taxes paid and SABESP agreed to pay US$ 28,618 by providing water to the Antarctica plant in São Paulo free of charge for a period of approximately eight years (the estimated usage period based on consumption levels and prices at that time). As part of the rationalization of operating capacity, the Antarctica plant was retired from service in 2000 and a valuation allowance of US$ 8,712 was recorded to fully write-off the remaining balance.

In 1997 we became aware of a similar situation relating to sewerage levied on a plant in Rio de Janeiro. We filed a petition for a refund with the *Poder Judiciário do Estado do Rio de Janeiro - 1a. Vara da Fazenda Pública* and in 1997, the court ruled in our favor and an asset of US$ 40,373 was recorded in 1997. The remaining balance due at December 31, 2000 totals US$ 22,664. Management is confident the remaining balance will be recovered by 2005.

Expressed in thousands of United States dollars, unless otherwise stated

10 Goodwill and intangible assets, net

	2000	1999
Goodwill		
At beginning of year, net	US$ 44,201	US$ 71,421
Antarctica purchases (1) (*)	1,825	
Adjustment to Antarctica purchase accounting (Note 1 (b)(iv))	16,612	
Acquisitions	11,538	
Amortization	(4,095)	(3,995)
Foreign exchange losses	(6,555)	(23,225)
At end of year, net	US$ 63,526	US$ 44,201
Intangible assets		
At beginning of year, net	US$ 9,833	US$ 12,435
Purchases	10,339	3,628
Antarctica purchases (1)	19,177	
Purchase accounting adjustments - Antarctica (1)		
Distributors network	48,255	
Trademarks (2)	168,894	
Software	7,342	
Disposition of Bavaria (2)	(29,127)	
Disposition - others	(2,037)	
Amortization	(10,720)	(2,218)
Foreign exchange losses	(14,809)	(4,012)
At end of year, net	US$ 207,147	US$ 9,833
Total goodwill and other intangible assets, net	US$ 270,673	US$ 54,034

(1) Transferred from "Investment in Antarctica" upon consolidation on April 1, 2000.

(2) Includes trademarks of US$ 25,032 (Note 11) relating to the Bavaria brand which was disposed of as a result of the CADE ruling (Note 1(b)(ii)).

Expressed in thousands of United States dollars, unless otherwise stated

Accumulated amortization of goodwill and intangible assets was US$ 29,830 and US$ 21,637 at December 31, 2000 and 1999, respectively.

11 Property, plant and equipment

	December 31, 2000		
	Cost	Accumulated depreciation	Net
Land	US$ 58,561		US$ 58,561
Buildings	685,029	US$ (204,386)	480,643
Machinery and equipment	1,841,288	(1,130,627)	710,661
Bottles	61,523	(15,429)	46,094
Crates	50,912	(22,009)	28,903
Vehicles	28,839	(17,749)	11,090
Equipment with third parties	108,972	(49,574)	59,398
Other	54,759	(8,368)	46,391
	2,889,883	(1,448,142)	1,441,741
Construction in progress	54,838		54,838
Impairment provision for assets to be disposed of or used	(24,034)		(24,034)
	US$ 2,920,687	US$ (1,448,142)	US$ 1,472,545

Expressed in thousands of United States dollars, unless otherwise stated

	December 31, 1999		
	Cost	**Accumulated depreciation**	**Net**
Land	US$ 40,057		US$ 40,057
Buildings	441,981	(118,912)	323,069
Machinery and equipment	1,233,401	(706,860)	526,541
Bottles	51,387	(15,483)	35,904
Crates	48,900	(19,120)	29,780
Vehicles	15,552	(6,043)	9,509
Equipment with third parties	56,064	(19,755)	36,309
Other	4,336	(756)	3,580
	1,891,678	(886,929)	1,004,749
Construction in progress	21,158		21,158
Impairment provision for assets to be disposed of or used	(3,121)		(3,121)
	US$ 1,909,715	US$ (886,929)	US$ 1,022,786

Under the CADE ruling, we were required to dispose of five plants (Note 1(b)(iii)), one of which was owned by our affiliate, Miranda Corrêa. A summary of the gain on the disposition of the plants and the Bavaria brand as at November 30, 2000 is provided below:

	November 30, 2000
Tangible assets (net of accumulated depreciation)	
Land	US$ 20,944
Buildings	15,748
Machinery and equipment	12,110
Equipment with third parties	4,156
Other	75
	US$ 53,033

Expressed in thousands of United States dollars, unless otherwise stated

	November 30, 2000
Intangible assets	
(net of accumulated amortization)	
Software	5,321
Trademark	25,032
	30,353
Total assets disposed of	US$ 83,386
Sales proceeds	
Payment on December 22, 2000	US$ 92,311
Target market share adjustment - 2000	(3,468)
Total non-contingent consideration	US$ 88,843
Gain on disposition	US$ 5,457

In 2000 we recognized an impairment provision of US$ 20,913 which was charged to "Other operating income (expense), net" (Note 3). Impaired assets consist principally of beer segment assets, which have a total carrying value of US$ 27,149. For the year ended December 31, 2000, the identified results of operations of these assets were nil.

In 1999 we recognized an impairment provision of US$ 17,333 which was charged to "Other operating income (expense), net"(Note 3). Impaired assets consist principally of beer segment assets, which have a total carrying value of US$ 15,890. For the year ended December 31, 1999, the identified results of operations of these assets was approximately US$ 3,000. We scrapped US$ 14,212 of the impaired assets.

Expressed in thousands of United States dollars, unless otherwise stated

The commissioning of new plants in December of 1998 marked the conclusion of this phase of our formal plan to increase installed capacity and modernize our plants. As a result, beginning in December 1998, management began a review of our operating capacity requirements by plant, geographic area and asset grouping. We identified certain plants and assets, primarily in our beer segment, with a carrying value of US$ 91,322 for inclusion in an impairment analysis. As a part of our overall analyses, we approved and committed for sale US$ 23,933 (1999 - US$ 7,386) of non-operational assets comprised of buildings (US$ 8,790) and land (US$ 15,143). Depreciation relating to such assets was terminated on transfer to "Assets held for sale".

As required by SFAS No. 121, the assets held for sale have been reported at their carrying amounts, which are less than their fair market values. We have developed a plan for disposal of these assets which are no longer in service and are actively seeking buyers for the assets; however, the timing of any sales depends on prevailing market conditions. Construction in progress at December 31, 2000 and 1999, relates primarily to facility and equipment upgrades and operational improvements.

To conform the accounting policies in Antarctica with the AmBev policies and production plans, as from April 1, 2000, management reviewed the estimate of useful lives for property, plant and equipment and accelerated the rate of depreciation for most assets. The revised depreciable lives have been applied on a prospective basis beginning on the date the CADE decision was issued in April 2000. The depreciable lives used in our subsidiary Antarctica, which we accounted for on the equity basis of accounting in 1999 are summarized below:

	Antarctica	
	Since April 2000	**1999**
		Years
Buildings	25	40
Machinery and equipment, including equipment with third parties	5 to 10	3 to 16
Bottles and crates	5	5
Vehicles	5	5

Expressed in thousands of United States dollars, unless otherwise stated

Had the new depreciable lives been used since on July 1, 1999, AmBev's equity in the losses of Antarctica in 1999 would have been US$ 188,153 (as reported - US$ 179,116) and AmBev's pro forma loss for the year would have been US$ 39,588 (as reported - US$ 30,551). The change in the estimated useful lives resulted in a reduction of our net income of approximately US$ 19,678 in the year ended December 31, 2000. Had the useful lives remained the same, the basic earnings per thousand shares in the year ended December 31, 2000 would have been US$ 17.29 and US$ 15.72 for preferred and common shares, respectively (diluted - US$ 16.64 and US$ 15.13).

12 Short-term debt

	2000	1999
Raw material import financing	US$ 286,045	US$ 237,732
Working capital financing	120,251	84,324
Equipment financing	9,910	25,128
	US$ 416,206	US$ 347,184

Short-term debt denominated in U.S. dollars at December 31, 2000 totaled US$ 335,784 (1999 -US$ 333,828) with a weighted average interest rate of approximately 7% at December 31, 2000 (1999 - 9%). Raw material import finance terms are normally for payment in a single installment on the 360th day. We have no formal lines of credit at December 31, 2000 providing for short-term borrowings. Our current liabilities are composed of short-term debt and the current portion of long-term debt.

(i) Promissory notes

In September 1999, Antarctica placed promissory notes (total proceeds US$ 155,892 at the date of issue), denominated in Brazilian *reais*, due in 180 days, bearing interest at 15% per annum. In March 2000, the maturity date was extended for a further 180 days, with interest of 18% per annum. The notes were fully paid in September 2000.

Expressed in thousands of United States dollars, unless otherwise stated

(ii) Debentures

In 1996, a subsidiary of Antarctica issued 10,000 nonconvertible debentures (total proceeds US$ 96,209 at the date of issue), due December 1, 2001. Pursuant to the debenture agreement, interest for the first year was fixed at the National Association of Investment Bank and Securities Dealers ("ANBID") rate plus 1% per annum with annual repricing thereafter (to be effective from December 1 of each year). As of December 1, 1999 the following repricing had been approved:

Period	Rate (1)
December 1, 1997 - November 30, 1998	ANBID plus 1% per annum
December 1, 1998 - November 30, 1999	ANBID plus 2% per annum
December 1, 1999 - November 30, 2000	CDI (Interbank deposit certificate) plus 5% per annum
Thereafter	Undetermined

(1) CDI variation from December 1, 1999 through June 30, 2000 was 10.50%. ANBID was 27.72% and 32.87% for the years ended December 31, 1998 and 1997, respectively.

Debenture holders had an option to cause the issuer to redeem their debentures annually on the repricing date. During 1998, 858 debentures were redeemed (redemption value - US$ 7,099). During 1999, 2,945 debentures were redeemed (redemption value - US$ 29,741). On August 14, 2000, 6,197 debentures were redeemed (redemption value - US$ 39,185). No debentures are outstanding at December 31, 2000.

Expressed in thousands of United States dollars, unless otherwise stated

13 Long-term debt

(a) Summary

	Index(1)	Nominal annual interest rates - %	Year ended December 31, 2000	1999
Brazilian *real*				
	Reais	0 to 8		US$ 13,526
		8 to 10	US$ 10,238	11,317
	TJLP	0 to 4	435,748	378,592
		4 to 6		73,102
		6 to 12		2,683
U.S. dollar - denominated				
		0 to 2	475	1,367
		2 to 10	131,972	179,635
		10 to 12	4,490	8,829
	UMBNDES	2 to 10	24,138	23,989
			607,061	693,040
Less current portion			(201,932)	(227,185)
			US$ 405,129	US$ 465,855

(1) UMBNDES Weighted-average exchange rate variations on currencies, predominantly U.S. dollars, held by BNDES (Brazilian Economic and Social Development Bank), used to index certain liabilities: 2000 - 9.5%; 1999 - 45.43%.
TJLP Long-term interest rate fixed by the government on a quarterly basis: 2000 - 9.25%; 1999 - 12.50%.
LIBOR London Interbank Rate six month benchmark annual rate: 2000 6.1%; 1999 6.0%

We have several loans, principally for plant expansion, outstanding with Brazilian governmental or multilateral agencies, including the International Finance Corporation, BNDES and other Brazilian Government Agencies.

Expressed in thousands of United States dollars, unless otherwise stated

(b) BNDES line of credit

In July 1997, we entered into a line of credit agreement with the BNDES, which was utilized for investments through 1998.

Annual finance charge	Balance drawn down December 31, 2000	Balance drawn down December 31, 1999
TJLP + 3.1%	US$ 224,381	US$ 283,408
TJLP + 1.6%	5,744	7,535
	US$ 230,125	US$ 290,943

The line of credit is payable in 72 monthly installments with final maturities from July 2004 through July 2005. The original line of credit has been fully drawn down.

(c) Project financing agreement - IFC

We have loans from the IFC at December 31, 2000 totaling US$ 67,509 (1999 - US$ 112,216), which contain certain restrictive covenants. The loans are U.S. dollar-denominated and accrue annual interest of between 2.5% and 2.75% above LIBOR, falling due in installments through June 2003. The principal includes US$ 5,000 which may be converted into 53,727 thousand of our preferred stock at the option of IFC. Restrictive covenants include a requirement to invest all the funds in the approved investment program, to maintain our industrial units, to comply with certain minimum liquidity and indebtedness ratios and with the environmental policy of the World Bank.

Expressed in thousands of United States dollars, unless otherwise stated

(d) Long-term debt maturities

	December 31,
2002	US$ 161,525
2003	121,270
2004	74,432
2005	37,008
Thereafter	10,894
	US$ 405,129

(e) Collateral

The loans from the Brazilian Governmental Program Funds for Financing the Acquisition of Industrial Machinery and Equipment (FINAME), which are principally long-term, are secured by liens on equipment and machinery in the amount of approximately US$84,500. The loans from the BNDES and IFC are secured by mortgages on certain the plants of Brahma and CCBA S.A. in the amount of approximately US$ 411,600.The short-term financing of the raw materials, principally malt, are secured by issue of promissory notes.

14 Sales tax deferrals and other tax credits

Certain states in Brazil provide tax incentives in the form of deferrable tax payments and partial or complete tax abatements for periods ranging from one to twenty years to promote investments in the region. We currently participate in programs whereby a percentage of payments of ICMS, due from sales generated by specific production facilities, are deferrable for periods of generally five years from their original due date. Percentages deferrable usually range from 75% in the first year to 40% in the final year or a fixed percentage over the life of the program. Amounts deferrable under these programs are unlimited, except in the State of Santa Catarina, where we have reached the limit (US$ 50,313). Balances deferred generally accrue interest and are only partially inflation-indexed, such adjustment being linked, in the majority of cases, from 60% to 80% of a local general price index. The amount deferred at December 31, 2000 includes US$ 181,722 which will become payable in 2003 and the balance of US$ 126,669 becoming payable thereafter.

Expressed in thousands of United States dollars, unless otherwise stated

We also participate in ICMS tax credit programs offered by various Brazilian states, which provide tax credits to offset ICMS tax payable. In return, we are committed to meet certain operational prerequisites including, depending on the state, volume production and employment targets, among others. The grants are received over the lives of the respective programs. During 2000, we recorded US$ 42,070 (1999 - US$ 35,202) of tax credits as a reduction of taxes on sales. No such benefits were recorded in 1998 as the pre-conditions had not yet been satisfied. The benefits granted are not subject to clawback provisions in the event we do not meet the program target; however, future benefits may be withdrawn.

15 Financial instruments and risk management

(a) Concentration of credit risk

Our sales are to distributors and directly to customers. Credit risk is minimized by the large customer base and ongoing control procedures, which monitor the creditworthiness of customers. Historically, we have not experienced significant losses on trade receivables. In order to minimize credit risk from investments, we have adopted policies restricting cash and/or investments that may be allocated among financial institutions, which take into consideration monetary limits and financial institution credit ratings.

(b) Foreign exchange and interest rate risk management

Off-balance sheet derivative financial instruments at December 31, 2000 include foreign currency forward contracts and foreign currency swap agreements. During 2000, we also entered into interest rate swap agreements, although none were outstanding at December 31, 2000.

Expressed in thousands of United States dollars, unless otherwise stated

We enter into short-term foreign currency forward exchange contracts to mitigate foreign exchange risk on U.S. dollar-denominated debt, financing of imports and payables to foreign suppliers. These contracts reduce the risk to our financial positions and results of operations of changes in the underlying foreign exchange rate. The contracts are marked-to-market and the realized and unrealized gains and losses on these financial instruments used as hedges of foreign currency cash flow exposures are reported in the statement of operations and included in the amounts reported in "Financial income" and "Financial expenses". At December 31, 2000, we had 29 foreign currency forward contracts outstanding of which the notional amount is US$ 220,000.

We enter into short-term foreign currency swap agreements (principally for U.S. dollars), to mitigate foreign exchange risk on U.S. dollar-denominated debt, financing of imports and payables to foreign suppliers. The swap agreements are marked-to-market and the realized and unrealized gains and losses on these financial instruments used as hedges of foreign currency cash flow exposures are reported in the statement of operations and included in the amounts reported in "Financial income" and Financial expenses". At December 31, 2000, we have 5 foreign currency swap agreements outstanding of which the notional amount is US$ 113,112.

We enter into short-term foreign currency future contract agreements (principally for U.S. dollars) to mitigate foreign exchange risk on U.S. dollar-denominated debt, financing of imports and payables to foreign suppliers. The future contract agreements are marked-to-market and the realized and unrealized gains and losses on these financial instruments used as hedges of foreign currency cash flow exposures are reported in the statement of operations and included in the amounts reported in "Financial income" and Financial expenses". At December 31, 2000, we have 1,150 foreign currency future contract agreements outstanding of which the notional amount is US$ 57,500.

Expressed in thousands of United States dollars, unless otherwise stated

Off-balance sheet financial instruments outstanding at December 31, 2000, held for purposes other than trading, were as follows:

Description	Currency	Notional outstanding amount	Fair market value gain	Fair market value loss
Foreign currency				
Forward contracts	R$/US$	47,000	128	
	Argentine pesos/US$	US$ 220,000		(2,591)
Swaps	R$/US$	113,112	3,507	(1,165)
Future contracts	R$/US$	44,000		
Total		US$ 424,112	3,635	(3,756)

The notional outstanding amounts do not represent amounts exchanged by the parties and, thus, are not a measure of our exposure through use of derivatives. The amounts exchanged during the term of the derivatives are calculated on the basis of the notional amounts and the other contractual conditions of the derivatives, which relate to interest rates and foreign currency exchange rates.

Net gains (losses) from derivative activities totaled (US$ 104), US$ 118,709, and (US$ 22,267), for the years ended December 31, 2000, 1999 and 1998, respectively.

(c) Fair value of financial instruments

The carrying amount of our current financial instruments generally approximates fair market value because of the short-term maturity or frequent repricing of these instruments. In estimating the fair value of our derivative positions, we utilized quoted market prices, if available, or quotes obtained from outside sources. Fair market value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.

Expressed in thousands of United States dollars, unless otherwise stated

16 Shareholders' equity

(a) Capital and shareholders' rights

(i) Capital

At December 31, 2000, AmBev's subscribed and paid-in capital comprises 22,669,744 thousand preferred shares and 15,976,336 thousand common shares (1999 - 21,790,073 thousand preferred shares and 16,012,476 thousand common shares), all of no par value.

The shares held by the Zerrenner Foundation, despite being classified as treasury shares, accrue voting and distribution rights consistent with the outstanding shares.

Extraordinary Shareholder Meetings on January 17, April 28 and September 22, 2000 approved the reduction of capital without altering the number of shares. The amounts were transferred to offset the accumulated deficit in our statutory books as part of our dividend distribution strategy. Capital distributions to shareholders on March 23 and November 30, 2000, totaling US$ 61,105, were equivalent to US$ 2.33 per common and preferred share. The combination of Brahma and Antarctica and the Antarctica and Brahma Conversions (Note 1(b)) affected AmBev's share capital structure.

(ii) Stock split

On October 20, 2000 AmBev's Extraordinary Shareholders Meeting approved a five-for-one stock split of common and preferred shares of AmBev. All references in these financial statements to numbers of shares, per share amount and market price of the our common and preferred shares have been restated to reflect the increased number of shares outstanding, unless otherwise stated.

(iii) American depositary receipts and stock exchange listings

Common and preferred shares of Brahma were historically traded on various stock exchanges in Brazil. In June 1997, American Depositary Receipts ("ADRs") representing 100 preferred shares and ADRs representing 100 common shares of Brahma were listed on the New York Stock Exchange.

Expressed in thousands of United States dollars, unless otherwise stated

On September 17, 1999, shares of AmBev began trading on the BOVESPA, the São Paulo Stock Exchange. Upon completion of the Brahma Conversion on September 14, 2000, all outstanding shares of Brahma and the related ADRs were automatically exchanged for AmBev shares and ADRs. On September 15, 2000, AmBev ADRs began trading on the New York Stock Exchange and shares of Brahma ceased to trade on the BOVESPA and on the New York Stock Exchange.

(iv) Share rights

Our preferred shares are non-voting but have priority in the return of capital in the event of liquidation. In the event of a liquidation of AmBev, the net assets of the Zerrenner Foundation would not be available to the creditors of AmBev. Our common shares have the right to vote at shareholder meetings. Under its by-laws, AmBev is required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount equal to not less than 27.5% of its net income determined under Brazilian Corporation Law, as adjusted in accordance with such law, unless payment of such amount would be incompatible with AmBev's financial situation. The mandatory dividend includes amounts paid as interest attributed to shareholders' equity, which is equivalent to a dividend but is a more tax-efficient way to distribute earnings, because it is deductible for tax purposes.

As from 1997, and as reflected in the determination of earnings per share, preferred shares are entitled to a dividend premium of 10% over that received by the common shareholders. Earnings per share amounts for all years presented have been determined as though all earnings would be distributed. For the year ended December 31, 2000, the aggregate dividend (including interest attributed to shareholders' equity) distribution to shareholders was 34.2% of adjusted net income, based on Brazilian Corporation Law.

Expressed in thousands of United States dollars, unless otherwise stated

(v) Subscription warrants

In February 1996, our Board of Directors approved the private placement of 2,024,653 thousand subscription warrants, of which 1,314,457 thousand were for subscription of preferred shares valued at US$ 13,393, and 710,195 thousand were for subscription of common shares valued at US$ 7,218. The subscription price for each of the warrants is adjusted pursuant to the IGP-M inflation index, reduced by dividends paid, and accrues interest at the rate of 12% per year. Each warrant has the right to subscribe for one share and may be exercised during April 2003 at the total exercise price of US$ 357,270 (at the December 31, 2000 exchange rate) for preferred shares and US$ 193,031 (at the December 31, 2000 exchange rate) for common shares. This ratio will be adjusted proportionately should there be any stock splits, reverse splits or similar events.

On September 15, 2000 the Brahma warrants were exchanged for AmBev warrants. These entitle holders to the AmBev warrants to the same terms as under Brahma's warrant agreements.

(vi) Share repurchase program

	Thousands of shares				
	Authorized	Purchased			
Program approval	**Preferred**	**Common**	**Preferred**	**Common**	**Cost**
November 14, 1997 (extended to May 14, 1998)	2,163,505	412,835	809,425	303,990	US$ 139,892
May 12, 1998 (extended to August 10, 1998)	1,290,110	392,455	398,010	121,320	61,409
August 10, 1998 (extended to November 8, 1998)	862,605	255,850	549,460	5,795	49,403
November 10, 1998 (extended to February 7, 1999)	259,230	221,330	64,960	20,245	7,010
February 9, 1999 (extended to July 1, 1999)	2,024,660	318,585		36,140	2,926
December 13, 2000 (extended to March 13, 2001)	2,107,032	396,369		26,289	5,381

Expressed in thousands of United States dollars, unless otherwise stated

These shares have been recorded in treasury shares.

(b) Additional paid-in capital

The additional paid-in capital is comprised of adjustments arising from stock purchase warrants, outstanding employee stock options, Brahma Welfare Foundation and Zerrenner Foundation shares in AmBev at cost, cancellation of treasury shares and other additional paid in capital. Additional paid-in capital - other consists of the following items:

	Year ended December 31,		
	2000	**1999**	**1998**
Analysis of Additional paid-in capital - other			
Consolidation of Zerrenner Foundation	US$ 526,040		
Transfer from unappropriated earnings	393,506	US$ 393,506	US$ 218,109
Transfer from tax incentive reserves	22,175	22,175	22,175
Capitalization of expenses paid-in on behalf of AmBev	15,701	3,575	
Capitalization of unappropriated earnings	3,732	3,732	3,732
Gain on sale of treasury shares	202	202	202
Other	12,516	12,516	12,516
	US$ 973,872	US$ 435,706	US$ 256,734

(c) Appropriated retained earnings

(i) Statutory reserve

Under Brazilian Corporation Law, we, together with our Brazilian subsidiaries, are required to appropriate an amount not less than 5% of net income after absorbing accumulated losses, to a statutory reserve. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

(ii) Tax incentive reserve

The tax incentive reserve results from an option to apply a portion of income tax otherwise payable for the acquisition of capital stock of companies undertaking specified government-approved projects. The amount is credited to income tax and subsequently appropriated from retained earnings to this reserve. No provisions are made unless the corresponding capital reserve, presented in the financial statements prepared in accordance with the Brazilian Corporation Law, is used to pay dividends. We do not intend to pay dividends out of our capital reserves, as such amounts are generally restricted to distribution in the form of dividends.

(d) Unappropriated retained earnings

Our by-laws require that we appropriate at least 5% of statutory adjusted net income to a reserve for investments; such appropriation cannot exceed 68.9% of net income.

Dividend distributions are limited to our retained earnings as determined in accordance with the Brazilian Corporation Law. Distributable retained earnings are limited to the amount provided for in our statutory financial statements. At December 31, 2000 AmBev has reserves available for distribution totaling the equivalent of US$ 248,225 (at the current exchange rate) in its statutory books.

(e) Advances for purchase of shares

AmBev (and formerly Brahma) operates a stock ownership plan and finances the purchase of shares of certain designated employees and directors (Note 16 (i)). Financing arrangements are normally for periods not exceeding five years and accrue interest of 8% per year over a designated general price index.

(f) Dividends

Dividends are payable in Brazilian *reais* and may be converted into United States dollars or other foreign currencies and remitted to shareholders abroad provided that the non-resident shareholders' capital is registered with the Brazilian Central Bank.

Expressed in thousands of United States dollars, unless otherwise stated

(g) Interest attributed to shareholders' equity

Brazilian companies are permitted to pay limited amounts to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders' equity in a manner similar to a dividend. A 15% tax is withheld and paid by AmBev upon credit of the interest. Interest attributed to shareholders' equity is treated as a dividend for purposes of the mandatory dividend payable by AmBev. The shareholders will consider a proposal to provide for interest attributed to shareholders' equity of US$ 88,404 in respect of the year ended December 31, 2000.

(h) Payroll, profit sharing and related charges

Our by-laws provide for the distribution to employees of up to 10% of consolidated net income, determined in accordance with the Brazilian Corporation Law. Executive officers are entitled to profit sharing in an amount not to exceed their annual remuneration or a pro rata share of 5% of net income in the aggregate, whichever is lower. Payments under this profit sharing plan are subject to the availability of our cash resources. The distribution of additional bonuses is determined based on attainment of individual and group performance and efficiency targets as approved by our Board of Directors. Expenses incurred under the performance-based compensation programs, are included in "General and administrative expenses" and amounted to US$ 29,349 (paid to employees US$ 26,195; executive officers - US$ 3,154) in the year ended December 31, 2000 (1999- employees - US$ 1,862; executive officers - US$ 0; 1998 - employees - US$ 29,849; executive officers - US$ 6,569). Liabilities for accrued profit sharing totaled US$ 28,648 at December 31, 2000. The year-end provision is an estimate made by our management as the final determination of the amount payable is not available at the date of preparation of the financial statements. Amounts paid with respect to the program may differ from the liability accrued.

(i) Stock ownership plan

AmBev's stock ownership plan (the "Plan"), which succeeded the Brahma stock ownership plan on September 15, 2000 is designed to obtain and retain the services of executives and certain employees. Both common and preferred shares are granted in the Plan.

The Plan is administered by a committee comprised of non-executive members of our Board of Directors. This committee periodically creates stock ownership programs and sets the terms, vesting requirements and employees to be included and establishes the price at which the preferred and common shares are to be issued. This price cannot be less than 90% of the average price of the shares traded on the BOVESPA in the previous three business days, inflation-indexed through the date the option is granted. The number of shares which may be granted each year under the Plan cannot exceed 5% of the total number of shares outstanding of each type of shares at that date. When share options are exercised, we either issue new shares or transfer treasury shares to the option holder. The share options granted to date do not specify a final date by which they must be exercised. If an employee leaves us (other than upon retirement) any unexercised options are forfeited and AmBev may repurchase shares acquired on exercise of the options, at its option, at a price equal to (i) the inflation-indexed price paid by such employee, if the employee leaves during the first thirty months after the exercise of such option, (ii) 50% of the inflation-indexed price paid, and 50% of the prevailing market price, if the employee leaves after the first thirty months but before the sixtieth month after the exercise of such option, and (iii) the market price thereafter.

	2000	1999	1998
Outstanding (in thousands of shares)			
At beginning of year	2,168,655	1,861,750	1,805,545
Granted	66,500	658,000	728,245
Exercised	(879,671)	(196,635)	(554,050)
Forfeited	(114,129)	(154,460)	(117,990)
At year end - outstanding and exercisable	1,241,355	2,168,655	1,861,750
Shares available at end of each year for options that may be granted in the subsequent year	1,932,304	1,731,395	1,820,600

Expressed in thousands of United States dollars, unless otherwise stated

	2000	1999	1998
Range of exercise prices for outstanding options (US$ per thousand shares)	US$ 31.21 to US$ 185.31	US$ 25.95 to 73.31	US$ 22.31 to US$ 97.47
Weighted average grant-date quoted market price of shares (US$ per thousand shares) (based on quoted market value at date granted)	216.83	76.97	82.15
Weighted average grant-date exercise price of options (US$ per thousand shares)	US$ 185.31	US$ 66.83	US$ 67.10
Weighted average grant-date value (difference between quoted market price and exercise price) of options granted during the year (US$ per thousand shares)	US$ 31.52	US$ 10.14	US$ 15.05

Compensation cost recognized in the statement of operations was US$ 5,496, US$ 4,593, and US$ 4,512 at December 31, 2000 1999, and 1998 respectively.

	2000	1999	1998
Weighted-average exercise prices (US$ per thousand shares)			
At beginning of year	US$ 77.68	US$ 79.46	US$ 83.47
Granted	185.31	66.83	67.10
Exercised	59.73	43.77	74.08
Forfeited	84.11	68.13	76.03
At end of year	US$ 86.35	US$ 77.68	US$ 79.46

Expressed in thousands of United States dollars, unless otherwise stated

Outstanding and exercisable:

Range of exercise prices (US$ per thousand shares) (1)	Number of shares (thousands)			Weighted - average exercise prices (US$ per thousand shares)		
	2000	1999	1998	2000	1999	1998
31.21 - 47.46	31,202	85,675	176,947	US$ 44.67	US$ 43.85	US$ 43.86
47.47 - 63.78	28,963	141,733	162,595	60.97	60.97	60.97
63.79 - 67.70	649,610	1,223,497	728,245	67.09	67.23	67.10
67.71 - 96.94	182,109	305,052	349,746	91.72	91.72	91.72
96.95 - 185.31	349,471	412,698	444,217	125.17	111.04	111.04
	1,241,355	2,168,655	1,861,750	US$ 86.35	US$ 77.68	US$ 79.46

(1) Ranges of exercise prices have been translated at their historical U.S. dollar amounts.

We have calculated the pro forma effects of accounting for the Plan in accordance with SFAS No. 123 "Accounting for Stock Based Compensation". Had compensation cost for the Plan been determined based on the fair value at the grant date in accordance with the provisions of SFAS No. 123, our net income and earnings per thousand shares would have been as follows:

	2000	1999	1998
Net income - pro forma	US$ 608,952	US$ 169,481(*)	US$ 224,049 (*)
Earnings per thousand shares - pro forma			
Basic			
Preferred	US$ 17.45	US$ 5.29	US$ 6.86
Common	15.87	4.81	6.24
Diluted			
Preferred	16.80	5.06	6.52
Common	15.27	4.60	5.93

(*) As the stock ownership plan only relates to Brahma, the pro forma net income of Brahma has been presented.

These pro forma results are not necessarily indicative of future amounts.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000: dividend yield 5% (1999 - 19%, 1998 - 10%), expected volatility 49% (1999 - 48%, 1998 - 59%), risk-free interest rate-nominal terms - 16.5% (1999 - 19%; 1998 - 30%) and expected lives of three years for all periods.

	2000	1999	1998
Weighted average grant date fair value (US$ per thousand shares)	US$ 168.77	US$ 32.38	US$ 50.80
Market value of options granted in the year, all of which were less than the quoted market price of the stock on grant date (in thousands)	US$ 11,224	US$ 21,308	US$ 36,998

(j) Earnings (loss) per share

The tables below present the determination of net income (loss) available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings (loss) per share for each of the years presented.

Furthermore, purchases of shares by the Brahma Welfare Foundation and the consolidation of the Zerrenner Foundation following the legal merger with the Brahma Welfare Foundation have had the effect of reducing the number of outstanding shares in the year as follows:

Expressed in thousands of United States dollars, unless otherwise stated

	Year ended December 31,		
	Number of shares		
	2000	**1999**	**1998**
AmBev Preferred Shares			
At beginning of year	(171,052,200)	(153,496,520)	(100,015,745)
Purchase of shares	(31,271,040)	(17,555,680)	(53,480,775)
Consolidation of Zerrenner Foundation	(269,343,425)		
At end of year	(471,666,665)	(171,052,200)	(153,496,520)
AmBev Common Shares			
At beginning of year	(1,323,696,770)	(1,304,446,770)	(1,304,446,770)
Purchase of shares		(19,250,000)	
Consolidation of Zerrenner Foundation	(2,297,608,640)		
At end of year	(3,621,305,410)	(1,323,696,770)	(1,304,446,770)

Companhia de Bebidas das Américas - AmBev

Notes to the Financial Statements
at December 31, 2000 and 1999
Expressed in thousands of United States dollars, unless otherwise stated

	AmBev shares			AmBev shares			Brahma shares		
	At December 31, 2000			At December 31, 1999			At December 31, 1998		
	Preferred	**Common**	**Total**	**Preferred**	**Common**	**Total**	**Preferred**	**Common**	**Total**
Basic numerator									
Actual dividends declared	US$ 65,980	US$ 39,036	US$ 105,016	US$ 4,709	US$ 105,585	US$ 110,294	US$ 120,600	US$ 60,449	US$ 181,049
Basic allocated undistributed earnings (loss)	325,287	192,539	517,826	(24,238)	(116,607)	(140,845)	38,320	19,208	57,528
Allocated net income (loss) available for common and preferred shareholders	391,267	231,575	622,842	(19,529)	(11,022)	(30,551)	158,920	79,657	238,577
Basic denominator									
Weighted average shares (in thousands)	21,919,724	14,265,323	36,185,047	21,173,565	11,949,367	33,122,932	21,733,635	11,983,100	33,716,735
Basic earnings (loss) per thousand shares	US$ 17.85	US$ 16.23		US$ (0.92)	US$ (0.92)		US$ 7.32	US$ 6.65	
Diluted numerator									
Actual dividends declared	US$ 65,980	US$ 39,036	US$ 105,016	US$ 4,709	US$ 105,585	US$ 110,294	US$ 120,600	US$ 60,449	US$ 181,049
Diluted allocated undistributed earnings (loss)	330,759	187,067	517,826	(24,479)	(116,366)	(140,845)	39,510	18,018	57,528
Allocated net income (loss) available for common and preferred shareholders	396,739	226,103	622,842	(19,770)	(10,781)	(30,551)	160,110	78,467	238,577
Diluted denominator									
Stock options	784,006			737,065			540,175	24,048	
Warrants	386,795	209,948		473,515	257,025		784,974	426,095	
Diluted weighted average shares (in thousands)	23,090,525	14,475,271	37,565,796	22,384,145	12,206,392	34,590,537	23,058,784	12,433,243	35,492,027
Diluted earnings (loss) per thousands shares (US$)	US$ 17.18	US$ 15.62		US$ (0.88)	US$ (0.88)		US$ 6.94	US$ 6.31	

Expressed in thousands of United States dollars, unless otherwise stated

(i) We calculate earnings per share on common and preferred shares under the "two-class method". Effective January 1, 1997, preferred shareholders are entitled to receive per share dividends of at least 10% greater than the per share dividends paid to common shareholders. Undistributed earnings, therefore, from January 1, 1997 forward, have been allocated to common and preferred shareholders on a 100 to 110 basis, respectively, based upon the weighted average number of shares outstanding during the period to total shares (allocation percentage).

For purposes of computing diluted earnings per share, stock options are assumed to be converted into preferred or common shares as of the date of issuance of the security using the treasury stock method.

All references to the number of preferred and common shares and per share amounts have been restated to give retroactive effect to the stock split for all periods presented.

17 Employee benefits

(a) The AmBev Pension Plan

The AmBev Pension Fund sponsors a defined-benefit pension plan and operates a defined-contribution plan, which supplements benefits that the Brazilian government social security system provides to our employees and those of our Brazilian subsidiaries. These plans are administered by the AmBev Pension Fund, *Instituto AmBev de Previdência Privada* - which is the successor of the Brahma Pension Fund - *Instituto Brahma de Seguridade Social* as from December 8, 2000.

The AmBev Pension Fund was established solely for the benefit of our employees and its assets are held independently. We nominate the three directors to the AmBev Pension Fund. Currently, we have 5,332 participants in our plan (1999 - 5,951), of which 2,389 (1999 - 2,549) participate in the defined benefit plan. We contributed 3.1% and 5.4% of each employee nominal salary to the defined benefit plan and to the defined contribution plan, respectively.

The AmBev Pension Fund is available to both active and retired employees. Three months after joining us, employees may opt to join the AmBev Pension Fund. Upon leaving the employ of AmBev (unless upon retirement), members are required to leave the AmBev Pension Fund. Members who joined after 1990 and leave will receive their contributions actualized in a single installment for both the defined benefit and defined contribution plan.

Expressed in thousands of United States dollars, unless otherwise stated

Prior to May 1998, there was only a defined benefit plan, when a defined contribution plan was launched. The defined benefit plan was closed to new participants as of that date. New employees of AmBev can only join the defined contribution plan. At the time of adoption of the defined contribution plan, active participants were given the option to either remain in the old plan, or transfer their accumulated benefits to the defined contribution plan. The defined contribution plan covers substantially all new employees. Contributions by AmBev under the plan are determined based on a percentage of participant salaries. Pension cost relating to the defined contribution plan for the year ended December 31, 2000 was approximately US$ 1,538 (1999 - US$ 1,709).

(b) The Antarctica Pension Plan

For the former employees of Antarctica, AmBev is the sponsor of the Antarctica Normal Plan, which is a defined contribution plan, and the Antarctica Special Plan, which is a defined benefit plan. The Antarctica Normal Plan is available to substantially all active former employees of Antarctica. This plan provides for employer participation based primarily on employee participation. The total expense under the Antarctica Normal Plan was US$ 1,999 in the year ended December 31, 2000 (1999 - US$ 1,643). The Antarctica Special Plan was established in August 1995 to provide benefits to retiring employees and their beneficiaries. Plan eligibility is contingent upon age and salary level as of such date, which included an additional group of employees who would retire over the following few years. The plan has 144 participants in payment status as of December 31, 2000 (1999 - 144). The benefits paid to participants of the Antarctica Special Plan are based on final salary.

(c) Funded status of AmBev Pension Fund and Antarctica Pension Plans

Based on the report of our independent actuary, the funded status and amounts recorded in our balance sheet are presented in accordance with SFAS No. 132, "Employer's Disclosures about Pensions and other Post-retirement Benefits", as follows:

Expressed in thousands of United States dollars, unless otherwise stated

	AmBev and Antarctica Pension Funds	
Change in benefit obligation	**2000**	**1999**
Net benefit obligation at beginning of year	US$ 92,147	US$ 132,569
Consolidation of Antarctica	18,719	
Service cost	2,639	3,789
Interest cost	8,525	6,839
Actuarial loss	5,691	13,983
Amendments	24,413	
Curtailments	(3,542)	(3,178)
Settlements	(6,139)	(10,322)
Gross benefits paid	(10,758)	(8,073)
Foreign exchange gains	(10,152)	(43,460)
Net benefit obligation at end of year	US$ 121,543	US$ 92,147
Change in plan assets		
Fair value of plan assets at beginning of year	US$ 149,186	US$ 191,674
Actual return on plan assets	17,642	33,414
Employer contributions	312	769
Plan participants' contributions	989	1,927
Gross benefits paid	(8,760)	(8,073)
Settlements	(5,947)	(8,406)
Foreign exchange losses	(11,973)	(62,119)
Fair value of plan assets at end of year	US$ 141,449	US$ 149,186
Funded status at end of year	US$ 19,906	US$ 57,039
Unrecognized net actuarial gain	(23,977)	(37,131)
Unrecognized prior service cost	22,851	
Unrecognized net transition obligation	1,016	1,755
Prepaid benefit cost	US$ 19,796	US$ 21,663

Expressed in thousands of United States dollars, unless otherwise stated

Included within the fair value of the AmBev Pension Fund's plan assets as of December 31, 2000 and 1999 are 9,595,170 of our preferred shares and 88,664,850 of our common shares, with a total fair value of US$ 23,618 (1999 - US$ 14,500) at that date.

	AmBev and Antarctica Pension Funds	
	2000[1]	**1999[1]**
Weighted-average assumptions as of December 31		
Discount rate	8.12%	8.12%
Expected return on plan assets	8.12%	8.12%
Rate of compensation increase	5.10%	5.10%

[1] Expressed in nominal terms

	AmBev and Antarctica Pension Funds		
	Year ended December 31		
Components of net periodic benefit cost	**2000**	**1999**	**1998**
Service cost	US$ 2,639	US$ 3,789	US$ 8,198
Interest cost	8,525	6,839	11,727
Expected return on assets	(11,747)	(10,107)	(13,581)
Amortization of			
Transition obligation/assets	389	384	614
Actuarial gain	(2,760)	(2,532)	
Employee contributions	(1,771)	(2,705)	(5,590)
Total net periodic benefit cost (benefit)	US$ (4,725)	US$ (4,332)	US$ 1,368

Expressed in thousands of United States dollars, unless otherwise stated

(d) Brahma Welfare Foundation

The Brahma Welfare Foundation was formed in 1983 to provide medical, dental, educational, sporting and social assistance to sponsoring employees and their dependents. Beneficiaries pay up to a maximum of 50% of the cost of medical and dental consultations and the balance remaining is paid by the Brahma Welfare Foundation. In-patient health services are normally fully covered by the Brahma Welfare Foundation. The Brahma Welfare Foundation also offers medical assistance to approximately 1,200 former employees and their 1,500 dependents. The Brahma Welfare Foundation primarily administers its medical and dental assistance through independent health providers.

On October 27, 2000, the Zerrenner Foundation assumed all the assets and obligations of the Brahma Welfare Foundation, whereupon the latter ceased to exist (Note 2(m)).

(e) Zerrenner Foundation

The Zerrenner Foundation provides medical, dental, educational and social assistance to current and retired employees of AmBev and their beneficiaries and covered dependents (approximately 30,180 beneficiaries and dependents at December 31, 2000 and 23,500 beneficiaries at December 31, 1999 under the Brahma Welfare Foundation). At our option, we may contribute up to 10% of our Brazilian Corporation Law consolidated net income to support the Zerrenner Foundation (Note 21(b)).

Prior to June 30, 1999, the principal shareholder of Antarctica was the Zerrenner Foundation, a trust, which is currently a shareholder of AmBev. On October 27, 2000, the Zerrenner Foundation legally assumed the assets and the liabilities of the Brahma Welfare Foundation upon the merger of the Brahma Welfare Foundation into the Zerrenner Foundation. Consistent with the accounting treatment applied to the Brahma Welfare Foundation, because of the significant influence AmBev exerts over the investing decisions of the Zerrenner Foundation, our right to nominate certain trustees, the disbursements made by the Zerrenner Foundation, in most cases, for the exclusive benefit of our employees, the net assets of the Zerrenner Foundation have been consolidated in AmBev's balance sheet (Note 2(m)). As the assets of the Zerrenner Foundation are not segregated and restricted between active and retired employees, they are not considered to be plan assets as defined by SFAS no. 106 and therefore consolidated on a gross basis rather than offsetting AmBev's post-retirement liability. The net assets, at fair value at October 27, 2000, excluding the actuarial liability, detailed below, held by the Zerrenner Foundation and the operating expenses, consolidated in our financial statements as at and for the year ended December 31, 2000, following the legal merger with the Brahma Welfare Foundation, are summarized as follows:

Expressed in thousands of United States dollars, unless otherwise stated

	December 31, 2000
Current assets	
Restricted cash	US$ 34,651
Others	6,397
Property and equipment	23,913
Investment in AmBev preferred shares	93,004
Investment in AmBev common shares	704,146
Others assets	689
Current liabilities	(2,194)
Non-current liabilities	(3,189)
	857,417
Less: Treasury shares	(797,150)
Net assets	US$ 60,267
Operating expenses	US$ 3,187

(f) Funded status of Zerrenner Foundation (actuarial liability)

Based on the report of our independent actuary, the funded status and amounts recognized in our balance sheet are presented in accordance with SFAS No. 132 as follows:

	Zerrenner Foundation (1999- Brahma Welfare Foundation)	
	2000	1999
Change in benefit obligation		
Net benefit obligation at beginning of year	US$ 30,523	US$ 42,112
Service cost	874	
Interest cost	13,024	2,160
Actuarial loss	7,820	1,382
Gross benefits paid	(9,186)	(1,312)
Consolidation of Antarctica	58,823	
Foreign exchange gains	(6,959)	(13,819)
Net benefit obligation at end of year	US$ 94,919	US$ 30,523

Expressed in thousands of United States dollars, unless otherwise stated

	Zerrenner Foundation (1999-Brahma Welfare Foundation)	
	2000	**1999**
Funded status at end of year	US$ (94,919)	US$ (30,523)
Unrecognized net actuarial loss	18,987	13,301
Unrecognized net transition obligation	9,117	10,666
Accrued benefit cost	US$ (66,815)	US$ (6,556)
Post-retirement liability (current)	(5,774)	(6,556)
Post-retirement liability (long-term)	(61,041)	

	2000[1]	**1999[1]**
Weighted-average assumptions as of December 31		
Discount rate	8.12%	8.12%
Health care cost trend on covered charges	7.10%	7.10%

(1) Expressed in nominal terms

It has been assumed, for measurement purposes, that health care cost trends for 2001 will not be considerably different from 2000. Our actuaries are unable to project the direction and pattern of changes in the assumed trend rates, the ultimate trend rates, nor can they estimate when the rates are expected to be achieved.

Expressed in thousands of United States dollars, unless otherwise stated

	Zerrenner Foundation (1999/1998 Brahma Welfare Foundation)		
	Year ended December 31		
Components of net periodic benefit cost	**2000**	**1999**	**1998**
Service cost	US$ 874		
Interest cost	13,024	US$ 2,160	US$ 3,031
Amortization of:			
Transition obligation/assets	761	749	1,199
Actuarial loss	631	577	725
	US$ 15,290	US$ 3,486	US$ 4,955

Assumed health care cost trend rates have a significant effect on the amounts reported for the welfare plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (all other assumptions have been held constant):

	One-percentage-point increase		One-percentage-point decrease	
	2000	**1999**	**2000**	**1999**
Total service and interest cost components	US$ 314	US$ 259	US$ (122)	US$ (223)
Post-retirement benefit obligation	3,869	3,195	(3,338)	(2,746)

Expressed in thousands of United States dollars, unless otherwise stated

18 Commitments and contingencies

(a) Tax and legal claims

We are contesting the payment of certain taxes and contributions and have made court escrow deposits ("Restricted deposits for legal proceedings") of equivalent or lesser amounts pending final legal decisions. Our management believes that the accrued liability for legal proceedings, including interest, is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings.

Changes in the accrued liabilities for legal proceedings are as follows:

	Year ended December 31	
	2000	**1999**
At beginning of year	US$ 163,309	US$ 208,033
New provisions	164,766	126,793
Consolidation of Antarctica	22,838	
Payments	(14,275)	(20,373)
Interest	12,980	10,184
Reversals	(13,544)	(85,332)
Foreign exchange gains	(25,095)	(75,996)
At end of year	US$ 310,979	US$ 163,309

The following probable losses have been identified based on the advice of outside legal counsel and have been provided as liabilities in our financial statements.

Expressed in thousands of United States dollars, unless otherwise stated

	Year ended December 31	
	2000	**1999**
Indirect taxes (i)	US$ 197,462	US$ 100,571
Labor claims (ii)	39,898	25,165
Claims from distributors (iii)	14,523	15,239
Income tax and social contribution (iv)	7,927	4,317
Supplier and product claims	4,001	4,433
Others	47,168	13,584
Total accrued liabilities for legal proceedings	US$ 310,979	US$ 163,309

AmBev may be exposed to additional possible risks, based on the opinion of the legal counsel, of approximately US$ 223,000 (1999 - US$ 212,000) which have not been provided. Although there can be no assurance that AmBev will prevail in every case, management does not believe that the ultimate disposition of these legal contingencies will have a material effect on AmBev's financial condition or results of operations.

(i) Indirect taxes

	Year ended December 31	
	2000	**1999**
IPI - excise tax and ICMS -Value-added sales taxes	US$ 102,604	US$ 80,179
PIS and COFINS - taxes on revenues	74,619	13,121
Other (principally FINSOCIAL)	20,239	7,271
	US$ 197,462	US$ 100,571

Expressed in thousands of United States dollars, unless otherwise stated

During 1999, we obtained an injunction permitting the non-payment of PIS and COFINS (taxes on revenues) on interest income and simultaneously provided for the amount due, because the obligation is deemed probable, through a charge of approximately US$ 24,000 (1999 - US$ 13,000) to "Value-added and excise tax on sales". Although we have filed a claim against the tax authorities to support our view that this tax is unconstitutional, we have recognized the legal obligation for PIS and COFINS until such time we receive a final ruling or when the law itself is struck down. As of December 31, 2000 the provision amounts to US$ 39,216, which includes the provision relating Antarctica amounting to US$ 23,623.

In October 1996, a tax law allowed credits of ICMS on capital expenditures to be offset against the amounts payable on such tax. Based on this law and on some constitutional principles we filed several lawsuits to allow us to offset ICMS tax paid prior to 1996 and IPI excise tax paid in the 1997 and 1996 fiscal years against similar taxes payable. We offset approximately US$ 1,600, US$ 17,000 and US$ 20,000 in relation to these taxes in 2000, 1999 and 1998, respectively. Compensation resulted in a reduction of "Taxes on sales" and a credit to "Other operating income". Simultaneously, a contingent liability was recorded within "Accrued liability for legal proceedings. As we did not receive an injunction obtaining favorable, non-appealable judicial rulings, the corresponding assets, which might arise in the future, will only be recognized once realization is assured. Also provisioned in this line item is approximately US$ 9,086 (1999 - US$ 19,183) related to interest and penalties of these ICMS and IPI contingent tax credits.

AmBev is also contesting the PIS contribution levied prior to 1995. The basis for determining the PIS contribution charge was declared unconstitutional by the Supreme Court in 1995, which also held that all legal entities were entitled to recover the portion of PIS improperly charged in connection with such legislation in excess of the predecessor legislation. The tax authorities are litigating these issues, and disagree with the amount of credits to be recovered by AmBev. A provision of US$35,403 has been made in relation to the credits already used by AmBev, which includes the provision relating to Antarctica of US$ 16,126.

Expressed in thousands of United States dollars, unless otherwise stated

(ii) Labor claims

We are involved in approximately 8,000 legal proceedings with former and current employees, mainly relating to dismissals, severance, health and safety, premiums, supplementary retirement benefits and other matters. We have established provisions in connection with all proceedings for which we believe there is a probable chance of loss. Escrow deposits ("Restricted deposits for legal proceedings"), principally for labor claims, totaled US$ 18,296 at December 31, 2000 (1999 - US$ 9,755). At December 31, 2000 none of these claims individually amounted to more than US$ 500.

(iii) Claims from distributors

As of December 31, 2000, approximately 270 breach-of-contract claims had been filed against us by former distributors whose contracts were terminated due to low sales volumes, failure of distributors to meet our guidelines and a general restructuring of the distribution network. Most of these claims were originally filed from 1996 through 2000. Of these claims, approximately 240 are still in the lower courts, 27 have been appealed and are now in intermediary court levels, and 3 claims are currently being reviewed by the highest-level appeal court in Brazil, the Supreme Court of Justice.

We have provisions for probable losses of US$ 14,523, based on advice of outside legal counsel. During 2000, we paid US$ 1,017 to the former shareholders of one of our suppliers, India S.A, a company acquired by Malteria Pampa in 1994.

(iv) Income tax and social contribution

During 2000 we provisioned an additional US$ 2,296 for interest on social contribution tax payable.

During 1999, we reversed US$ 30,929 of contingent liabilities to "Income tax benefit " relating to unasserted income tax exposures which were eliminated upon expiry of the applicable statutes of limitations. The most significant amount (US$ 21,654) reversed related to the methodology for price-level restatement equity accounting adjustments in monthly balance sheets for tax purposes. Through to the date of expiration of the statute of limitations, the level of uncertainty was such that management considered the liability to be probable and estimable. We have subsequently realized the tax asset through offsetting of tax payments due.

In 1998, we reversed US$ 21,070 relating to income tax and social contribution payable, among other items, which the tax authorities claimed should not have been offset by depreciation charges generated from supplemental indexation of property, plant and equipment accounts applied by a law enacted in 1991. During 1998, following the expiration of a five-year statute of limitations period, we reversed US$ 80,366, relating to unasserted income tax and social contribution tax. Expiry of the statute of limitations, in the opinion of our tax and legal counsel, reduces the probable contingency to a remote contingency.

(v) Other tax matters

We have also filed claims against the tax authorities to support our view that certain taxes levied are unconstitutional, although we have been required by law to pay these amounts, deposit the amounts into court legal escrow accounts and/or make provisions for amounts legally due. These legal proceedings include claims for taxes on income, ICMS value-added taxes and IPI excise taxes, among others. We are prosecuting claims against the tax authorities to assure we effectively benefit from IPI tax exemptions on certain inputs. Currently the "exemption" becomes a mere tax deferral at the time of sale. As this and other claims are contingent upon obtaining favorable, non-appealable judicial rulings, the corresponding assets, which might arise in the future, are only recognized once realization is assured.

(b) Post-employment benefits

We maintain a pension plan and other post-employment benefits (Note 17) for our employees and make monthly contributions based on payroll expense to the government pension, social security and severance indemnity plans. We are required to contribute 8% of each employee's gross pay to an account maintained in the employee's name in the Government Severance Indemnity Fund (FGTS). No other contributions to the FGTS are required. Such payments are expensed as incurred.

Expressed in thousands of United States dollars, unless otherwise stated

Under Brazilian law, we are also required to pay termination benefits to employees dismissed without cause. The amount of the benefit is calculated as 40% of the accumulated contributions made by us to the FGTS during the employee's period of service. We do not accrue for these termination payments before a decision to terminate has been made, since the benefits are neither probable nor reasonably estimable. Any such terminations occur in the ordinary course of business and are not material to our consolidated financial condition, statement of operations or liquidity. Termination expenses were US$ 6,193, US$ 4,044 and US$ 6,615 in the years ended December 31, 2000, 1999 and 1998, respectively.

(c) Environmental issues

We are subject to federal, state and local laws and regulations relating to the environment. These laws generally provide for control of air emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance.

We provide for remediation costs and penalties when a loss is probable and the amount is reasonably determinable. It is not presently possible to estimate the amount of all remediation costs that might be incurred or penalties that may be imposed. Our management does not presently anticipate that such costs and penalties, to the extent not previously provided for, will have a material adverse effect on our consolidated financial condition, statement of operations or liquidity.

At present there are no unasserted environmental claims or assessments. We have made substantial capital expenditures to bring existing facilities into compliance with various environmental laws. Recent expenditures are as follows:

Year ended December 31,	Property, plant and equipment	Waste treatment	Total
2000	US$ 874	US$ 17,528	US$ 18,402
1999	1,369	6,963	8,332
1998	5,709	15,387	21,095

Budgeted expenditures for the five-year period ending December 31, 2005 total approximately US$ 102,000 (unaudited).

Expressed in thousands of United States dollars, unless otherwise stated

(d) Indemnity

Buenos Aires Embotelladora S.A. - BAESA , from whom we purchased Pepsi Cola Engarrafadora Ltda. and PCE Bebidas Ltda, has agreed to indemnify us against 80% of certain contingencies, but in no event to exceed US$ 20,000 in aggregate for a period of five years from the date of purchase in October 1997. Additionally, we have an indemnity agreement, the amount of which is not limited, from PepsiCo, Inc., which requires PepsiCo, Inc. to reimburse us for 80% of certain contingencies within a period of five years from that date of purchase. To date we have not made any substantial payments in relation to these contingencies, for which reimbursements is due.

19 Business segments

We report our business segment data in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 requires disclosure about products and services, geographical areas, and major customers. AmBev's business is comprised of two main segments: beer and soft drinks, which together accounted for 98% of AmBev's net sales in 2000 and 97% of AmBev's net sales in 1999.

SFAS No. 131 requires that segment data be presented in the U.S. GAAP financial statements on the basis of the internal information that is used by management for making operating decisions, including allocation of resources among segments, and segment performance based on information generated from its statutory accounting records which are maintained in accordance with Brazilian Corporation Law, the segment data of AmBev included in AmBev's financial statements is presented under Brazilian Corporation Law accounting principles (except as noted below). The CADE decision was not handed down until April 7, 2000, at which time certain operating restrictions were lifted which had previously precluded consolidation under U.S. GAAP. Accordingly the underlying segment data in the U.S. GAAP financial statements, derived from the accounting records which are maintained in accordance with Brazilian Corporation Law, show the nine month information for Antarctica only as from April 1, 2000 because we were effectively precluded from modifying the level of resources allocated to the Antarctica business segments.

Expressed in thousands of United States dollars, unless otherwise stated

Certain expenses were not allocated to the segments. These unallocated expenses are corporate overheads, minority interests, income taxes and financial interest income and expense. We evaluate segment performance information generated from the statutory accounting records. Certain operating units do not separate operational expenses, total assets, depreciation and amortization. These amounts were allocated based on statutory gross sales.

The local currency information related to the statement of operations data has been translated to U.S. dollars, for convenience purposes, at the average rates of exchange in effect for each period presented. The balance sheet information has been translated to U.S. dollars at the respective period-end exchange rates.

We have prepared a reconciliation of segment information to our consolidated financial statements.

	2000	1999	1998
Beer	US$ 2,206,780	US$ 1,516,418	US$ 2,187,505
Soft Drinks	410,343	212,556	454,869
Others	58,828	60,905	76,863
U.S. GAAP adjustments (1)	(40,715)	(13,936)	(49,899)
Net sales (U.S. GAAP)	US$ 2,635,236	US$ 1,775,943	US$ 2,669,338
Beer	US$ 476,040	US$ 253,790	US$ 410,216
Soft Drinks	21,904	(37,637)	(33,878)
Others	(6,873)	4,169	13,183
U.S. GAAP adjustments	(56,268)	(36,183)	(180,132)
Operating income before net financial expense (U.S. GAAP) (2)	US$ 434,803	US$ 184,139	US$ 209,389
Less:			
Financial expense, net	US$ (145,897)	US$ (77,416)	US$ (90,868)
Other non-operating (expense) income, net	(901)	(8,448)	14,994
Income tax benefit (expense)	387,240	41,388	92,696
Equity in earnings of affiliates	11,678	5,404	2,962
Equity in losses of Antarctica	(49,879)	(179,116)	
Minority interest participation	(14,202)	3,498	9,404
Net income (loss) (U.S. GAAP)	US$ 622,842	US$ (30,551)	US$ 238,577

Expressed in thousands of United States dollars, unless otherwise stated

(1) Our U.S. GAAP net sales differed from the net sales presented under Brazilian Corporation Law, in part because the revenues of some affiliates are included on a proportional consolidation basis under Brazilian Corporation Law, whereas these affiliated company revenues are not included in the consolidation under U.S. GAAP. This was partially offset by our having recorded in net sales value-added sales tax credits under U.S. GAAP, whereas under Brazilian Corporation Law these credits from our plants are recorded directly into shareholders' equity. Similar credits from our subsidiaries are recorded under Brazilian Corporation Law as Other non-operating income and are also reclassified to Value-added and excise taxes on sales under U.S. GAAP. Tax contingencies which are recorded under Other operating income (expense) for Brazilian Corporation Law purposes are also reclassified to Value-added and excise taxes on sales for U.S. GAAP reporting purposes. Revenues from no individual customer represent more than 10% of our consolidated sales.

(2) Operating income under U.S. GAAP differs in certain aspects from our operating income under Brazilian Corporation Law principally due to differences in consolidation methodologies and to a lesser extent, to reclassifications of certain gains/losses which are recorded as Other non operating income/expense in the statutory books and are also reclassified to the respective income statement line items under U.S. GAAP, i.e. gain/losses arising from disposal of property, plant and equipment, gains from tax credits granted to our subsidiaries, as mentioned above. Furthermore under U.S GAAP we record our actuarial with respect to pension plan and post-retirement benefits in accordance with FAS 87 and FAS 106, respectively.

	Year ended December 31,	
	2000	**1999**
Assets		
Beer	US$ 1,875,347	US$ 1,127,833
Soft Drinks	533,664	297,808
Others	189,027	186,044
U.S. GAAP adjustments	(182,224)	(115,022)
Total segments assets (U.S. GAAP)	2,415,814	1,496,663
General corporate (U.S. GAAP)	1,555,982	1,353,836
Total assets (U.S. GAAP)	US$ 3,971,796	US$ 2,850,499

Expressed in thousands of United States dollars, unless otherwise stated

	Year ended December 31,		
	2000	**1999**	**1998**
Beer	US$ 243,449	US$ 210,608	US$ 228,356
Soft Drinks	43,213	27,906	51,020
Others	5,548	2,862	5,658
U.S. GAAP adjustments	(34,037)	(6,473)	(21,680)
Total depreciation and amortization (U.S. GAAP)	US$ 258,173	US$ 234,903	US$ 263,354

Information on our geographic areas is as follows:

Domestic	US$ 2,461,632	US$ 1,581,863	US$ 2,521,407
International	214,319	208,016	197,830
U.S. GAAP adjustments	(40,715)	(13,936)	(49,899)
Total net sales (U.S. GAAP)	US$ 2,635,236	US$ 1,775,943	US$ 2,669,338
Domestic	US$ 1,483,186	US$ 885,702	US$ 1,567,779
International	351,194	323,295	389,997
U.S. GAAP adjustments	(54,333)	(79,852)	(92,069)
Total long-lived assets (U.S. GAAP)	US$ 1,780,047	US$ 1,129,145	US$ 1,865,707

International sales and operations arise from our subsidiaries in Argentina and Venezuela. Revenues from no individual customer represented more than 10% of our net sales.

Expressed in thousands of United States dollars, unless otherwise stated

20 Supplemental cash flow information

As permitted by current tax laws, we defer payment of certain sales taxes and record these as sales tax deferrals (Note 14); amounts deferred during 2000 approximated US$ 27,689. Non-cash transactions include the reversal of the contingency provisions detailed in Note 18 and settlement of income taxes through offset of net operating losses. We finance our import of raw materials and equipment with short-term loans and with the receipt of these loans the banks pay directly our suppliers. These payments are not reflected in our statements of cash flows.

We have consolidated all balance sheet captions of Antarctica as of April 1, 2000 in our statement of cash flows in a single line item, "Cash from Antarctica, consolidated as of April 1, 2000". Accordingly, the operating asset and liability variations presented in our statement of cash flows differ from the changes in the balance sheet captions.

21 Subsequent events

(a) Merger of Antarctica and Brahma

On April 2, 2001, we merged our wholly-owned Brazilian legal corporate entity Brahma into Antarctica and the latter changed its name to Companhia Brasileira de Bebidas. This merger did not involve third parties nor did it affect the minority shareholders of the subsidiaries of Antarctica.

(b) Contribution to the Zerrenner Foundation

As part of the process of merging the Brahma Welfare and Zerrenner Foundations (Note 17(e)), an actuarial evaluation was carried out to determine the level of contributions required to be made to the Zerrenner Foundation to provide benefits to all employees compatible with those formerly provided by the Brahma Welfare Foundation. The actuarial evaluation concluded the need for additional contributions by AmBev over the next several years of approximately R$100 million (US$ 51,140 at the December 31, 2000 exchange rate). On April 27, 2001, as permitted by our by-laws (Note 17(e)), we made a contribution of US$ 9,017 to the Zerrenner Foundation.

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